PROSPECTUS

OFFER TO EXCHANGE
$180,000,000 principal amount of 8 1/2% Senior Secured Notes due 2010, which have been registered under the Securities Act of 1933, for any and all of the outstanding 8 1/2% Senior Secured Notes due 2010

      We are offering to exchange all of our outstanding 8 1/2% Senior Secured Notes due 2010, which we refer to as the old notes, for our registered 8 1/2% Senior Secured Notes due 2010, which we refer to as the exchange notes, and together with the old notes, the notes. The terms of the exchange notes are substantially identical to the terms of the old notes except that the exchange notes have been registered under the Securities Act of 1933 and, therefore, are freely transferable. The exchange notes will represent the same debt as the old notes, and we will issue the exchange notes under the same Indenture.

      The principal features of the exchange offer are as follows:

•	The exchange offer expires at 5:00 p.m., New York City time, on February 10, 2004, unless extended.
•	We will exchange all old notes that are validly tendered and not validly withdrawn prior to the expiration of the exchange offer.
•	You may withdraw tendered old notes at any time prior to the expiration of the exchange offer.
•	The exchange of old notes for exchange notes pursuant to the exchange offer will not be a taxable event for U.S. federal income tax purposes.
•	We will not receive any proceeds from the exchange offer.
•	There is no established trading market for the exchange notes, and we do not intend to apply for listing of the exchange notes on any securities exchange or automated quotation system.

      Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an ''underwriter'' within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for old notes where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the expiration date (as defined in ''The Exchange Offer'') or such earlier period as will terminate when all of the old notes covered by this registration statement shall have been sold, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See ''Plan of Distribution.''

      The notes will be our senior secured obligations, and will rank pari passu with certain future senior secured debt to the extent secured by the same collateral as the notes. The notes will be effectively subordinated to the indebtedness and other liabilities of our subsidiaries. The notes will be secured, subject to the terms of certain collateral documents, by a pledge by Southern Star Central Corp. of all of the stock of Southern Star Central Gas Pipeline, Inc. and certain future direct domestic subsidiaries as well as by a pledge of 65% of the stock of certain of our future direct foreign subsidiaries.

      Participating in the exchange offer involves risks. See ''Risk Factors'' beginning on page 15.

      Neither the Securities and Exchange Commission nor any other federal or state agency has approved or disapproved of the securities to be distributed in the exchange offer, nor have any of these organizations determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

      We have not authorized any dealer, salesperson or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus as if we had authorized it. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the registered securities to which it relates, nor does this prospectus constitute an offer to sell or a solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation.

The date of this Prospectus is January 12, 2004.

Pipeline

Storage Field

Compressor Station

Southern Star Central Gas Pipeline, Inc.

Oklahoma City

Springfield

St. Louis

Kansas City

Wichita

Texas

Oklahoma

Missouri

Kansas

Colorado

Nebraska

Wyoming

      This prospectus incorporates important business and financial information about the company that is not included in or delivered with this document. Such information is available without charge to security holders upon written or oral request given to the following:

Until January 16, 2004:	After January 16, 2004:
Southern Star Central Corp. c/o AIG Highstar Capital, L.P. 175 Water Street, 26th Floor New York, NY 10038 Attn: Michael Walsh or Aaron Gold (212) 458-2000	Southner Star Central Corp. c/o AIG Highstar Capital, L.P. 599 Lexington Avenue, 25th Floor New York, NY 10022 Attn: Michael Walsh or Aaron Gold (646) 735-0500

To ensure timely delivery, please make your request as soon as practicable and, in any event, no later than five business days prior to the expiration of the exchange offer, or                     .

i

FORWARD-LOOKING STATEMENTS

      The information in this prospectus includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to anticipated financial performance, management's plans and objectives for future operations, business prospects, outcome of regulatory proceedings, market conditions and other matters. Words such as ''anticipate,'' ''believe,'' ''estimate,'' ''expect,'' ''intend,'' ''plan'' and ''objective'' and other similar expressions identify some of the statements that are forward-looking. These statements are based on management's beliefs and assumptions and on information currently available to management. Actual results could differ materially from those contemplated by the forward-looking statements. In addition to any assumptions and other factors referred to specifically in connection with such statements, factors that could cause actual results to differ materially from those contemplated in any forward-looking statement include, among others, the following:

•	future utilization of pipeline capacity, which can depend on energy prices and the prices for gas available on our system, competition from other pipelines and alternative fuels, the general level of natural gas demand, decisions by customers not to renew expiring natural gas transportation contracts, adequate supplies of natural gas, the construction or abandonment of gas customer facilities, weather conditions and other factors beyond our control;
•	the ability to raise capital and fund capital expenditures in a cost-effective manner;
•	changes in federal, state or local laws and regulations to which the Company is subject, including allowed rates of return and related regulatory matters, and tax, environmental and employment laws and regulations;
•	the ability to manage costs;
•	environmental liabilities that are not covered by an indemnity or insurance;
•	the ability to expand into new markets as well as the ability to maintain existing markets;
•	the ability to obtain governmental and regulatory approval of various expansion projects;
•	the cost and effects of legal and administrative proceedings;
•	the effect of accounting interpretations and changes in accounting policies;
•	adverse developments involving Southern Star Central Gas Pipeline, Inc.'s previous ultimate parent, The Williams Companies, Inc.;
•	changes in general economic, market or business conditions;
•	economic repercussions from terrorist activities and the government's response to such terrorist activities; and
•	other factors, including the risks outlined under ''Risk Factors.''

      Other factors and assumptions not identified above may also have been involved in deriving these forward-looking statements, and the failure of those other assumptions to be realized, as well as other factors, may also cause actual results to differ materially from those projected. The Company assumes no obligation to update forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking statements.

PROSPECTUS SUMMARY

      This summary does not contain all of the information about our business and about this exchange offer that you should consider. You should read the entire prospectus carefully, including the risk factors and our consolidated financial statements and the related notes included elsewhere herein, before making any decisions. References to ''we,'' ''us,'' ''our'' and the ''Company'' in this prospectus refer to Southern Star Central Corp. and, where the context so requires, to our wholly-owned subsidiary, Southern Star Central Gas Pipeline, Inc. For definitions of certain technical terms used in this prospectus, please refer to ''Glossary.''

Southern Star Central Corp.

      Southern Star Central Corp., or Southern Star, was incorporated in the state of Delaware on September 11, 2002 as an intermediary holding company for the purpose of acquiring Southern Star Central Gas Pipeline, Inc., or Central, and Western Frontier Pipeline Company, L.L.C., or Western Frontier, from a wholly-owned subsidiary of The Williams Companies, Inc. Ninety-eight percent of our common stock is held by, and our management is substantially controlled by, AIG Highstar Capital, L.P., or Highstar, a private equity fund formed in November 2000 to make equity investments in infrastructure projects and operating companies, focusing mainly on investment opportunities in the energy, transportation and environmental services sectors in the United States. The general partner of Highstar is an indirect wholly-owned subsidiary of, and Highstar is managed by, AIG Global Investment Corp.

      On September 13, 2002, Southern Star entered into a purchase and sale agreement with Williams Gas Pipeline Company, LLC, a wholly-owned subsidiary of The Williams Companies, Inc., for the acquisition of all of the capital stock of Williams Gas Pipelines Central, Inc. (which was subsequently renamed Southern Star Central Gas Pipeline, Inc.) and all of the membership interests in Western Frontier. The purchase price was $555 million, consisting of $380 million in cash plus the assumption of $175 million in outstanding debt. The acquisition closed on November 15, 2002.

      We operate as a holding company for our regulated gas pipeline operations and development opportunities. As of September 30, 2003, Central was our only operating subsidiary and the sole source of our operating revenues and cash flows. We also own the development rights for the Western Frontier project, which we may decide to develop and construct in the future.

Southern Star Central Gas Pipeline, Inc.

      Central is an interstate natural gas transportation company that owns and operates a regulated interstate natural gas pipeline system, including facilities for gas transmission and gas storage. Our system operates in Colorado, Kansas, Missouri, Nebraska, Oklahoma, Texas and Wyoming, and serves customers in each of these states, including customers in major metropolitan areas in Kansas, Missouri and Oklahoma. Central's gas pipeline system has a delivery capacity of approximately 2.3 Bcf of gas per day and as of December 31, 2002, was composed of approximately 6,000 miles of various diameter pipe. Central operates eight underground storage fields, seven in Kansas and one in Oklahoma, with an aggregate working gas storage capacity of approximately 43 Bcf and an aggregate delivery capacity of approximately 1.2 Bcf/day. The storage fields contain 576 injection/withdrawal wells and 61 observation wells. The combination and market proximity of our integrated transportation and storage system allows us to provide multiple, high-value services to our customers. Our service offerings include combined transportation/storage, transportation, storage, park and loan, and pooling. For the year ended December 31, 2002, 93% of operating revenues were obtained through reservation charges and 7% through commodity charges.

      At December 31, 2002, we had transportation contracts with approximately 180 shippers. Shippers include regulated gas distribution companies, municipalities, intrastate pipelines, direct industrial users, electric generation plants and gas marketers and producers. We transport gas to approximately 625 delivery points, including regulated gas distribution companies, municipalities, power plants, interstate and intrastate pipelines and large and small industrial and commercial customers.

      As with all interstate natural gas pipelines, our transmission and storage activities are subject to regulation by the Federal Energy Regulatory Commission, or the FERC, and, as such, our rates and charges for the transportation of natural gas in interstate commerce, the extension, enlargement or abandonment of our jurisdictional facilities, and our accounting, among other things, are subject to regulation. For rate purposes, we have divided our service territory into two discrete geographical areas: the Production Area, which is generally located in Wyoming, Colorado, Texas, Oklahoma and western Kansas, and the Market Area, which is generally located in Missouri, Nebraska and eastern Kansas. Central's Production Area rates and Market Area rates are additive when transporting gas from the Production Area to the Market Area and vice versa, and are designed to comply with FERC rate making policies and standards.

Competitive Strengths

      Stable, Recurring Revenues Contracted Under Long-Term Firm Agreements. For the year ended December 31, 2002, approximately 92% of our operating revenues were generated under long-term firm capacity agreements. Our transportation and storage agreements are generally contracted on a long-term basis and substantially all of our operating revenues are generated from the collection of fixed monthly reservation fees. As a result, fluctuations in natural gas prices and actual volumes transported and stored have a limited impact on our operating revenues in the short and medium term. Our firm capacity agreements have various expiration dates ranging from less than one year to 19 years. The average remaining primary term of our long-term firm agreements is approximately six years on a volume-weighted basis. We do not have any substantial transportation and storage agreements expiring in 2003 or 2004. Of our top ten customers for the year ended December 31, 2002, eight have been customers of ours or our predecessor companies for more than 20 years.

      Strong Competitive Position in Our Markets. We have a long history of providing service to our region and have developed strong customer relationships in our core markets. We deliver a significant percentage of the gas needs of the local gas distribution companies we serve, covering the major metropolitan areas of Kansas City, Kansas; Wichita, Kansas; Topeka, Kansas; Lawrence, Kansas; Oklahoma City, Oklahoma; St. Joseph, Missouri; Joplin, Missouri; Kansas City, Missouri; and Springfield, Missouri, as well as smaller cities and towns in Kansas, Missouri and Oklahoma. We currently are the only interstate pipeline in many of these areas with local on-system storage. We offer a variety of unique services to our customers to suit their specific needs, including no-notice transportation/storage service. See ''Business—Services.'' Our pipeline system has a web-like configuration with various segments of our pipeline system interconnected to each other, resulting in flexible on-system gas balancing capabilities. We believe our consistently high level of customer satisfaction is due to our flexible, reliable services, as well as the customized transportation solutions we offer to our customers at prices generally lower than those of our competitors.

      Constructing a Competing System Would Be Costly and Time Consuming. An interstate gas pipeline competitor desiring to install competing facilities would have to obtain FERC approval of the new facilities, services to be rendered and initial certificate rates, and would have to negotiate for right-of-way access with landowners before it could begin to construct and operate facilities. These regulatory, real estate and construction processes can be time consuming. After this start-up process, any new market entrant would lack certainty with respect to its cost-of-service and the adequacy of its initial rates, and would customarily be required to return to the FERC for a full rate proceeding roughly three years after the commencement of commercial service.

      Efficient Operations Resulting in a Competitive Cost Structure. The efficient operation of our pipeline system enables us to position ourselves as a low cost, high quality provider of transportation and storage services in our major market areas. We have attained our competitive cost structure by exercising strict expense and capital spending discipline and expanding our facilities to complement our existing infrastructure and geographic markets. By maintaining low costs, we maximize our earnings and cash flows and increase the opportunity for earning a rate of return on equity that is consistent with the regulated return allowed by the FERC.

      Strategic Location of Our System. Our natural gas pipeline system is well-positioned in the central United States with access to gas supplies in the midwest and Rocky Mountain regions. We have 31 pipeline interconnects, of which 17 are with major interstate pipelines that provide additional natural gas sources from most major basins. These interconnects allow the interaction of our system with a substantial portion of the midwestern natural gas market as well as access to major domestic pricing hubs. The system receives gas supplies from the major production areas of the Kansas Hugoton region, Oklahoma region, Texas panhandle region and Wyoming Rocky Mountain region. The Kansas Hugoton region is a mature basin with substantial reserves. We expect that gradual production declines in this area will be offset by attracting new supplies from other regions, particularly the Rocky Mountain region. The Rocky Mountain region has substantial potential for future drilling and production. Our Rawlins-Hesston line, which extends from Wyoming to Kansas, generally operates at full capacity. We believe that our strategic location will continue to provide access to abundant gas supplies in the future.

      Flexible Pipeline Operations. The web-like configuration of our pipeline system, as opposed to a long line system, allows us to simultaneously provide gas transportation services on a forward haul and displacement basis. Therefore, we can transport gas from various points in multiple directions and are able to provide our shippers with low cost supply alternatives and flexible service options. Our web-like system and the strategic location of our storage areas allow us to provide no-notice and park and loan services, and enable shippers to offset supply disruptions, avoid pipeline bottlenecks and gas price fluctuations, and receive and deliver gas from multiple points on our system. Through our system storage and park and loan services, we provide our customers flexibility in managing their gas supply and transportation balancing needs.

      Safe and Reliable Operations. Operating our pipeline system safely and reliably has always been and remains a strategic business objective for Central. We are committed to making the necessary capital and operating expenditures to replace equipment for safety and reliability reasons. Between 1998 and 2001, Central has invested approximately $132 million in capital expenditures to maintain and enhance our pipeline, compression and metering facilities. As a result, we have operated safely, improved pipeline reliability, reduced system gas losses and reduced system transmission fuel requirements over this four year period. Our ongoing capital expenditure program includes a focus on our pipeline integrity and reliability.

      Strong Management Team. We have a seasoned operating management team, with most key members having at least 20 years of industry experience with Central and other pipelines and a strong understanding of the markets we serve. Our management team is active in industry related professional associations. Our management team focuses on operating our assets efficiently while providing a high level of service to our customers. This management team also has a comprehensive understanding of the regulatory environment under which we operate. The depth and strength of our management team enables us to identify and capitalize on expansion and growth opportunities and manage our assets efficiently.

Business Strategy

      The principal elements of our business strategy are to:

      Maintain Safe and Reliable Operations with a High Degree of Customer Satisfaction. We intend to continue to operate our transportation and storage facilities in a safe manner for our communities, customers, employees and the environment. We believe our record of long-term customer relationships and contract extensions is due in part to our safe, reliable and flexible transportation and storage services.

      Continue to Efficiently Operate and Control Costs of Our Existing Operations. We believe we can generate additional revenue and operating income by increasing and optimizing throughput on our existing pipeline system. Because of our relatively low variable costs of operation, increasing revenues generally lead directly to increased cash flow and improved margins. We intend to control our costs by focusing a portion of our capital expenditures on maintaining and enhancing pipeline safety and security, operational efficiency and overall performance.

      Strategically Expand Our Natural Gas Transportation and Storage Infrastructure. We believe that the demand for natural gas in our region will continue to increase due to the growing use of natural gas as a fuel for power generation facilities in response to environmental concerns. We also believe demand growth will support future expansions of our system's capacity. We intend to capitalize on our existing infrastructure, market position and customer relationships in order to expand operations to meet the increased demand for natural gas transportation and storage services, while maintaining access to substantial sources of natural gas supply. We have expanded, and will continue to expand, our infrastructure on the basis of long-term firm commitments from customers for additional capacity or with customer commitments for financial reimbursements for improvements to existing facilities. For the year ended December 31, 2002, our capital expenditures totaled approximately $25.1 million, of which approximately $4.9 million was for expansion purposes.

Recent Developments

      First Nine Months of 2003 Financial Results. Southern Star's financial results for the nine months ended September 30, 2003 included operating revenues of $118 million, EBITDA of $57 million and operating income of $32 million. Results for this quarter were in line with management expectations. Central continued to operate safely and reliably during this period.

      Termination of Southern Star Bridge Loan. On August 8, 2003, Southern Star repaid in full all amounts due and owing (including all accrued and unpaid interest and all breakage costs) in connection with a $200 million credit agreement dated as of November 15, 2002 among Southern Star, a syndicate of banks and other financial institutions as the lenders and WestLB AG, New York Branch as the administrative agent. When the agreement was terminated, all security interests held by the syndicate of lenders were released and all collateral was returned to Southern Star.

      Recent Expansion Projects. During 2003, Central completed three expansion projects and initiated the Southwest Missouri expansion project, which is expected to be completed in early 2004. The three expansion projects completed in 2003 are the Northern Natural and KCPL Gardner interconnects and BP Energy expansion. The Northern Natural interconnect provided a significant new supply interconnect on our Hugoton line in Kiowa County, Kansas, and had an in-service date of January 7, 2003. The KCPL Gardner interconnect entailed the construction of a new meter station and associated interconnect facilities for gas supply to Kansas City Power and Light's, or KCPL, new 320 MW gas-fired generation facility. The KCPL Gardner project had an in-service date of March 1, 2003, and the cost of the project was fully reimbursed by KCPL. The BP Energy expansion entailed system enhancement to support firm transportation agreements between BP Energy, or BP, and Central. Minimal facility costs were required to implement the enhancements and were fully reimbursed by BP. Service began on May 1, 2003. The Southwest Missouri expansion, expected to be completed in early 2004, consists of pipeline expansions and related compressor station modifications to support additional firm transportation contracts with Empire District Electric and Kansas Gas Service. Total capital costs for this expansion are projected to be $10.5 million.

      Central had also entered into agreements with a third party for connection of service with a power plant in Oklahoma. Central was notified in November 2002 of the party's intent to terminate the project. Accordingly, Central recorded a $3.3 million reserve in the fourth quarter of 2002 for the estimated construction and development costs associated with this project. A settlement was reached with the third party in August 2003 whereby Central was reimbursed $2.5 million for such costs. Central recorded the impact of the settlement as miscellaneous other income.

      Western Frontier. Western Frontier was established in 2000 for the purpose of developing a natural gas pipeline to deliver Rocky Mountain gas production into the markets in the mid-continent, including the Central system. Development of the Western Frontier project was halted by Williams in 2002. However, in August 2003 Southern Star began investigating the feasibility of resurrecting the project and announced an ''open season'' to solicit interest in the Western Frontier or a related western expansion project. The Company is currently evaluating market interest in developing additional infrastructure to move gas to and from the Cheyenne, Wyoming hub area.

Relationship with Highstar

      Highstar provides oversight and support to Southern Star for the management and operation of Central. All operational functions for natural gas transmission and storage are provided by employees at Central.

      All of Southern Star's officers and current directors, as well as Central's Chief Executive Officer, Chief Operating Officer and current directors, are employees of AIG Global Investment Corp. None of these individuals currently receives any compensation from Southern Star or Central.

The Offering of the Old Notes

      On August 8, 2003, Southern Star completed an offering of $180 million aggregate principal amount of 8 1/2% senior secured notes due 2010, which was exempt from registration under the Securities Act.

Old Notes	Southern Star sold the old notes to Lehman Brothers, Inc., the initial purchaser, on August 8, 2003. The initial purchaser subsequently resold the old notes to qualified institutional buyers pursuant to Rule 144A under the Securities Act and to non-U.S. persons outside the United States in reliance on Regulation S under the Securities Act.
Registration Rights Agreement	In connection with the sale of the old notes, Southern Star entered into a registration rights agreement with the initial purchaser. Under the terms of that agreement, we agreed to:
• file a registration statement for the exchange offer and the exchange notes no later than December 6, 2003, that is 120 days after the date on which the old notes were purchased by the initial purchaser;
• use commercially reasonable efforts to cause the exchange offer registration statement to become effective under the Securities Act no later than February 24, 2004, that is 200 days after the date on which the old notes were purchased by the initial purchaser; and
• file a shelf registration statement for the resales of the old notes or the exchange notes, as the case may be, under certain circumstances and use commercially reasonable efforts to cause such shelf registration statement to be declared effective under the Securities Act.
If we fail to meet any of these requirements, it will constitute a default under the registration rights agreement and we must pay Additional Interest in an amount equal to $.05 per week per $1,000 in principal amount of old notes held by each holder for the first 90-day period after any such default. The amount of the Additional Interest shall increase by an additional $.05 per week with respect to each subsequent 90-day period until all such defaults have been cured, up to a maximum amount of Additional Interest of $.50 per week per $1,000 in principal amount of old notes. The exchange offer is being made pursuant to the registration rights agreement and is intended to satisfy the rights granted under the registration rights agreement, which rights terminate upon completion of the exchange offer.

The Exchange Offer

The following is a brief summary of the terms of the exchange offer. For a more complete description, see ''The Exchange Offer.''

Securities Offered	$180,000,000 aggregate principal amount of 8 1/2% Senior Secured Notes due 2010.
Exchange Offer	The exchange notes are being offered in exchange for a like amount of old notes. One thousand dollars principal amount of exchange notes will be issued in exchange for each $1,000 principal amount of old notes validly tendered.
The form and terms of the exchange notes are the same as the form and terms of the outstanding notes except that:
• the exchange notes have been registered under the federal securities laws and will not bear any legend restricting their transfer;
• the exchange notes bear a different CUSIP number than the old notes; and
• the holders of the exchange notes will not be entitled to certain rights under the registration rights agreement, including the provisions for an increase in the interest rate on the old notes in some circumstances relating to the timing of the exchange offer.
Resale	Based upon interpretations by the staff of the SEC set forth in no-action letters issued to unrelated third parties, we believe that the exchange notes may be offered for resale, resold or otherwise transferred by you without compliance with the registration and prospectus delivery requirements of the Securities Act of 1933, unless you:
• are an ''affiliate'' of ours within the meaning of Rule 405 under the Securities Act;
• are a broker-dealer who purchased the old notes directly from us for resale under Rule 144A or any other available exemption under the Securities Act of 1933;
• acquired the exchange notes other than in the ordinary course of your business; or
• have an arrangement with any person to engage in the distribution of exchange notes.
However, we have not submitted a no-action letter and there can be no assurance that the SEC will make a similar determination with respect to the exchange offer. Furthermore, in order to participate in the exchange offer, you must make the representations set forth in the letter of transmittal that we are sending you with this prospectus.
Expiration Date	The exchange offer will expire at 5:00 p.m., New York City time, on February 10, 2004, which we refer to as the expiration date, unless we, in our sole discretion, extend it.
Conditions to Exchange Offer	The exchange offer is subject to certain customary conditions, some of which may be waived by us. See ''The Exchange Offer—Conditions to the Exchange Offer.''

Procedure for Tendering Old Notes	If you wish to accept the exchange offer, you must complete, sign and date the letter of transmittal, or a copy of the letter of transmittal, in accordance with the instructions contained in this prospectus and in the letter of transmittal, and mail or otherwise deliver the letter of transmittal, or the copy, together with the old notes and any other required documentation, to the exchange agent at the address set forth in this prospectus and in the letter of transmittal.
Special Procedures for Beneficial Owners	If you are the beneficial owner of old notes registered in the name of a broker, dealer, commercial bank, trust company or other nominee and wish to tender in the exchange offer, you should contact the person in whose name your notes are registered and promptly instruct the person to tender on your behalf.
Guaranteed Delivery Procedures	If you wish to tender your old notes and time will not permit your required documents to reach the exchange agent by the expiration date, or the procedure for book-entry transfer cannot be completed on time, you may tender your notes according to the guaranteed delivery procedures. For additional information, you should read the discussion under ''The Exchange Offer—Guaranteed Delivery Procedures.''
Withdrawal Rights	The tender of the old notes pursuant to the exchange offer may be withdrawn at any time prior to 5:00 p.m., New York City time, on the expiration date.
Acceptance of Old Notes and Delivery of Exchange Notes	Subject to customary conditions, we will accept old notes which are properly tendered in the exchange offer and not withdrawn prior to the expiration date. The exchange notes will be delivered promptly following the expiration date.
Effect of Not Tendering	Any old notes that are not tendered or that are tendered but not accepted will remain subject to the restrictions on transfer. Since the old notes have not been registered under the federal securities laws, they bear a legend restricting their transfer absent registration or the availability of a specific exemption from registration. Upon the completion of the exchange offer, we will have no further obligations, except under limited circumstances, to provide for registration of the old notes under the federal securities laws. See ''The Exchange Offer—Effect of Not Tendering.''
Interest on the Exchange Notes and the Old Notes	The exchange notes will bear interest from the most recent interest payment date to which interest has been paid on the old notes. Interest on the old notes accepted for exchange will cease to accrue upon the issuance of the exchange notes.
Federal Income and Estate Tax Consequences	The exchange of old notes for exchange notes by tendering holders will not be a taxable exchange for federal income tax purposes, and such holders will not recognize any taxable gain or loss for federal income tax purposes, and such holders will not recognize any taxable gain or loss for federal income tax purposes as a result of such exchange. See "Federal Income and Estate Tax Consequences."
Exchange Agent	Deutsche Bank Trust Company Americas, the trustee under the Indenture, is serving as exchange agent in connection with the exchange offer. Contact details for the exchange agent are set forth under ''The Exchange Offer—Exchange Agent.''
Use of Proceeds	We will not receive any proceeds from the issuance of exchange notes pursuant to the exchange offer.

Terms of the Exchange Notes

The following is a summary of the terms of the exchange notes. For a more complete description, see ''Description of Notes.''

Issuer	Southern Star Central Corp.
Notes Offered	$180,000,000 aggregate principal amount of 8 1/2% Senior Secured Notes due 2010.
Maturity Date	August 1, 2010.
Interest Payment Dates	February 1 and August 1 of each year, beginning on February 1, 2004.
Change of Control	If we experience specified kinds of changes of control, we must offer to repurchase the notes at 101% of the principal amount of the notes, plus accrued and unpaid interest, if any, to the date of repurchase. For more details, see ''Description of Notes—Repurchase at the Option of Holders—Change of Control Triggering Event.''
Ranking	The notes are our senior secured obligations. Accordingly, they rank pari passu in right of payment with our future senior secured debt to the extent secured by the same collateral as these notes, and rank senior in right of payment to our unsecured senior and subordinated obligations.
However, the notes are effectively subordinated to all existing and future indebtedness and other liabilities of our subsidiaries (other than indebtedness owed to us, if any). As of September 30, 2003, Central, our only operating subsidiary, had approximately $224.7 million of total indebtedness. See ''Description of Other Indebtedness.''
Collateral	The notes are secured by a pledge by us of all of the capital stock of Central and, subject to the terms of certain collateral documents, will be secured by a pledge of certain of our future direct domestic subsidiaries as well as by a pledge of 65% of the capital stock of certain of our future direct foreign subsidiaries. We do not currently have any direct or indirect foreign subsidiaries.
Mandatory Redemption	Except in connection with an Asset Sale Offer or a Change of Control Triggering Event, we will not be required to make mandatory redemption or sinking fund payments with respect to the notes before scheduled maturity.

Optional Redemption	On and after August 1, 2007, we may redeem all or part of the notes at the redemption prices set forth under ''Description of Notes—Optional Redemption.''
At any time prior to August 1, 2006, we may redeem up to 35% of the notes with the net cash proceeds of certain equity offerings at the redemption price set forth under ''Description of Notes—Optional Redemption.''
Certain Covenants	The Indenture pursuant to which the notes are issued, among other things, restricts our ability and the ability of our restricted subsidiaries to:
• make investments;
• incur or guarantee additional indebtedness;
• pay dividends or make other distributions on capital stock or redeem or repurchase capital stock;
• create liens;
• incur dividend or other payment restrictions affecting subsidiaries;
• sell assets;
• merge or consolidate with other entities;
• enter into transactions with affiliates;
• enter into sale and leaseback transactions; and
• engage in certain business activities.
These covenants are subject to a number of important exceptions and qualifications. Many of the covenants will terminate before the notes mature if two specified rating agencies assign the notes investment grade ratings in the future and no default exists under the Indenture. See ''Description of Notes—Covenant Termination.''
Events of Default	A default under the Indenture pursuant to which the notes are issued will occur upon the happening of one of the following events:
• default for 30 days in the payment of interest;
• default in the payment of principal when due;
• failure to comply with the covenants regarding change of control and merger, consolidation or sale of assets;
• failure for 30 days to comply with the covenants regarding asset sale offers, restricted payments, incurring indebtedness and asset sales;
• failure for 60 days to comply with other provisions of the Indenture and collateral documents;
• certain defaults under our other indentures or under instruments which secure or evidence indebtedness of the company or any of its restricted subsidiaries;
• final judgments in excess of $15 million in the aggregate that are not paid, discharged or stayed for 60 days;
• cessation of the collateral documents' effectiveness or a challenge by the Company of the lien on the collateral or an assertion by the Company that the lien is unenforceable; and
• the bankruptcy, insolvency or appointment of a receiver of the company or any of its significant subsidiaries.
The Company must deliver a certificate to the trustee promptly upon becoming aware of any default. Additionally, the Company must provide the trustee with a compliance certificate within 90 days after the end of each fiscal year stating that no default has occurred, or if one has occurred, describing all such defaults and the actions taken in respect thereto.
Provisions regarding Amendment	The Indenture and the notes may be amended only in accordance with the terms of the Indenture. Some amendments may be made without the consent of any holder. However, most amendments require the consent of the holders of a majority of the principal amount of the outstanding notes. Amendments with respect to payments, interest and collateral, require the consent of each affected holder.
Information regarding the Trustee	Deutsche Bank Trust Company Americas is acting as Trustee under the Indenture. The trustee may be directed to take certain actions upon the instruction of the holders of a majority of the principal amount of the outstanding notes.

Risk Factors

      Before deciding to tender your old notes in exchange for exchange notes pursuant to the exchange offer, you should consider carefully the information included in the ''Risk Factors'' section, as well as all other information included in this prospectus.

Additional Information

      Southern Star Central Corp. was incorporated in Delaware on September 11, 2002. Until January 16, 2004, our principal executive offices are located at c/o AIG Highstar Capital, L.P., 175 Water Street, 26th Floor, New York, NY, 10038. Our telephone number is (212) 458-2000. After January 16, 2004, our principal executive offices will be located at c/o AIG Highstar Capital, L.P., 599 Lexington Avenue, 25th Floor, New York, New York 10022. Our telephone number will be (646) 735-0500.

SUMMARY HISTORICAL FINANCIAL AND OPERATING DATA

      The following table summarizes historical financial and operating data for the periods indicated, which you should read in conjunction with ''Management's Discussion and Analysis of Financial Condition and Results of Operations'' and financial statements and related notes contained elsewhere in this prospectus. The summary of historical balance sheet data as of December 31, 2001, November 15, 2002 and December 31, 2002, and statements of income data for the years ended December 31, 2001 and 2000 and the periods from January 1 through November 15, 2002 and November 16 through December 31, 2002 has been derived from audited financial statements; all other financial information, other financial data, operating data and financial ratios presented below are unaudited. However such information reflects all adjustments, both normal recurring and others, which in the opinion of management, are necessary to present fairly its financial position and results of operations for the periods indicated. The summary historical financial data for the periods prior to November 16, 2002 have been derived from our predecessor company's financial statements. Hence, there is a blackline division on the summary historical financial and operating data, which is intended to signify that reporting entities are not comparable. ''Operating Data'' and certain ''Other Financial Data'' below are not derived from our financial statements, but have been presented to provide additional data for your analysis.

	Southern Star Central Corp. and Subsidiaries				Predecessor

	Nine Month Period Ended September 30, 2003		For the Period November 16 through December 31, 2002		For the Period January 1 through November 15, 2002		Years Ended December 31, 2001 2000
	(in thousands)				(in thousands)
Statement of Income (Loss) Data
Operating Revenues	$118,415		$20,454		$139,504		$158,824		$162,819
Operating Income	31,639		8,103		37,164		42,398		34,277
Net Income (Loss)	(336)		742		10,695		20,828		18,558
Balance Sheet Data (end of period)
Cash and Cash Equivalents(1)	$71,409		$42,408		$9,800		$26		$133
Working Capital(2)	51,555		42,517		3,225		4,746		40,728
Net Property, Plant and Equipment	512,958		523,367		620,634		640,485		596,332
Total Assets	751,584		723,240		724,052		824,987		813,186
Current Notes Payable (excluding Southern Star Bridge Loan)	—		3,995		—		—		—
Southern Star Bridge Loan	—		200,000		—		—		—
Long-Term Debt, Net of Current Portion	404,721		174,664		174,654		174,592		174,526
Total Long-Term Debt (including Southern Star Bridge Loan)	404,721		374,664		174,654		174,592		174,526
Series A Preferred Stock	46,411		—		—		—		—
Common Stockholder's Equity	153,259		225,742		449,248		347,079		326,251
Total Capitalization(3)	604,391		600,406		623,902		521,671		500,777
Other Financial Data
Interest Charges	$32,209		$3,727		$11,710		$13,502		$11,153
Mandatory Capital Expenditures(4)	4,613		1,805		5,293		10,670		7,620
Efficiency Capital Expenditures(5)	103		67		838		16,529		10,815
Total Capital Expenditures(6)	15,249		566		24,552		78,853		51,691
EBITDA(7)	56,745		8,558		63,185		78,769		70,252
Operating Data
Total Throughput (TBtu)	212		47		272		315		338
Average Daily Transportation Volumes (TBtu)
Market Area	0.5		0.7		0.5		0.6		0.6
Production Area	0.3		0.3		0.3		0.3		0.3
Production Area to Production/Market interface	0.5		0.6		0.5		0.5		0.6
Average Daily Firm Reserved Capacity (TBtu)
Market Area	1.9		1.9		1.8		1.8		1.8
Production Area	0.5		0.5		0.5		0.5		0.4
Production Area to Production/Market interface	0.8		0.8		0.8		0.8		0.8
Storage	1.2		1.2		1.2		1.2		1.2
Financial Ratios
Total Long-Term Debt/Total Capitalization	67%		62%		28%		33%		35%
EBITDA/Interest	1.76	x	2.30	x	5.40	x	5.83	x	6.30	x
Total Long-Term Debt/EBITDA	7.13	x	43.78	x	2.76	x	2.22	x	2.48	x
Earnings to Fixed Charges	1.09	x	1.35	x	2.95	x	3.40	x	3.65	x
(footnotes on following page)

(footnotes from previous page)
(1)	Cash and Cash Equivalents are net of short term bank overdrafts as reported pursuant to FERC guidelines. Additionally, due to the cash management program with Williams described in ''Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources'', during the years when Central was a subsidiary of Williams, Central's cash balances were kept at or near zero.
(2)	Working Capital is calculated as current assets minus current liabilities, not including the Southern Star Bridge Loan.
(3)	Total Capitalization is defined as bridge loans plus Long-Term Debt, Net of Current Portion plus preferred stock plus warrants plus Common Stockholder's Equity.
(4)	Mandatory Capital Expenditures are those required by law, regulations or contractual obligations, and generally relate to maintaining the integrity and reliability of the pipeline or its information systems.
(5)	Efficiency Capital Expenditures generally relate to maintenance or improvement of operating conditions of the pipeline or its information systems.
(6)	Total Capital Expenditures include Mandatory Capital Expenditures, Efficiency Capital Expenditures and expansion capital expenditures.
(7)	EBITDA (earnings before interest, taxes, depreciation and amortization) is calculated as operating income plus the sum of depreciation and amortization and other income (charges) related to gain (loss) on the sale of assets and miscellaneous other income (expense). EBITDA is presented because it can be used as an indication of a company's ability to incur and service debt and is commonly used as an analytical indicator in our industry. EBITDA measures presented may not be comparable to similarly titled measures used by other companies. EBITDA is not a measurement presented in accordance with GAAP and we do not intend EBITDA to represent cash flows from operations as defined by GAAP. You should not consider EBITDA to be an alternative to net income, cash flows from operations or any other items calculated in accordance with GAAP or an indicator of our operating performance. The following are the components of our EBITDA:
	Southern Star Central Corp. and Subsidiaries		Predecessor
	Nine Month Period Ended September 30, 2003	For the Period November 16 through December 31, 2002	For the Period January 1 through November 15, 2002	Years Ended December 31, 2001 2000
	(in thousands)		(in thousands)
Operating Income	$31,639	$8,103	$37,164	$42,398	$34,227
Add:
Depreciation and amortization	21,880	3,758	28,408	32,492	31,908
Other income (charges)	3,226	(3,303)	(2,387)	3,879	4,117

EBITDA	$56,745	$8,558	$63,185	$78,769	$70,252

RISK FACTORS

      You should consider carefully each of the following risks and all other information contained in this prospectus before deciding to invest in the notes. The risks and uncertainties described below are not the only ones we face.

RISKS RELATING TO THE NOTES

Restrictive covenants in the Indenture governing the notes may restrict our ability to pursue our business strategies.

      Our Indenture governing the notes limits our ability, among other things, to:

•	make investments;
•	incur or guarantee additional indebtedness;
•	pay dividends or make other distributions on capital stock or redeem or repurchase capital stock;
•	create liens;
•	incur dividend or other payment restrictions affecting subsidiaries;
•	sell assets;
•	merge or consolidate with other entities;
•	enter into transactions with affiliates;
•	enter into sale and leaseback transactions; and
•	engage in certain business activities.

      Our ability to comply with these covenants may be affected by many events beyond our control, and we cannot assure you that our future operating results will be sufficient to comply with the covenants, or in the event of a default, to remedy that default. Our failure to comply with these covenants could result in an event of default, which could cause the notes (and by reason of cross-default provisions, other indebtedness) to become immediately due and payable. If our indebtedness is accelerated, we may not be able to repay our debt or borrow sufficient funds to refinance it. Even if we are able to obtain new financing in such circumstances, it may not be on commercially reasonable terms, on terms that are acceptable to us or at all. If an event of default occurs and we are not able to remedy or obtain a waiver from such default, we may not have sufficient funds to repay the notes. In addition, complying with these covenants may also cause us to take actions that are not favorable to holders of the notes and may make it more difficult for us to successfully execute our business strategy and compete against companies who are not subject to such restrictions.

We have a holding company structure in which our subsidiaries conduct our operations and own our operating assets.

      We are a holding company. Central is our only operating subsidiary and conducts all of our operations and owns all of our operating assets. We have no significant assets other than the equity in our subsidiaries. As a result, our ability to make required payments on the notes depends on the performance of our subsidiaries and their ability to distribute funds to us. The ability of our subsidiaries to make distributions to us may be restricted by, among other things, credit facilities, other outstanding indebtedness and applicable laws and regulations. If we are unable to obtain the funds necessary to pay the principal amount at maturity of the notes, or to repurchase the notes upon the occurrence of a change of control, we may be required to adopt one or more alternatives, such as refinancing the notes. We cannot assure you that we would be able to refinance the notes.

Our only operating subsidiary, Central, is subject to restrictive covenants which may restrict its ability to pursue its business strategies and limits the ability of Central to distribute funds to us

      Central is party to a credit agreement pursuant to which it agreed to restrict its ability, under certain circumstances, to do the following: make expansions, modifications or additions to the pipeline; alter material project documents and enter into new project documents; make payments to us or any of our affiliates; enter into transactions with affiliates, including us; create liens; dispose of assets; or incur indebtedness. Additionally, Central agreed to maintain certain financial ratios. These covenants may restrict Central's ability to conduct its business as planned. Additionally, there can be no guarantee that Central will meet the necessary criteria in order to make distributions to us. As Central is our sole source of income, if Central is unable to make distributions to us, we will not have the funds necessary to make payments under the notes.

We may not be able to service our debt.

      Since we are a holding company, our ability to pay or refinance our indebtedness, including the notes, will depend upon the operating performance of Central, which will be affected by, among other things, general economic, financial, competitive, legislative, regulatory, business and other factors beyond our control, and Central's ability to make distributions to us.

      We expect that operating cash flow, together with money we anticipate being available to us to borrow, including further issuances, if needed, in the capital markets, will be sufficient to meet anticipated future operating expenses, to fund capital expenditures and to service our debt as it becomes due. However, we cannot assure you that our subsidiaries will generate sufficient cash flow from operations, or that we will be able to borrow additional funds in amounts sufficient to enable us to pay our indebtedness, including the notes, or to fund our liquidity needs.

The notes will be structurally subordinate to all indebtedness of our subsidiaries.

      We derive substantially all of our revenue from Central. All of the obligations of Central will have to be satisfied before any of the assets of Central would be available for distribution, upon a liquidation or otherwise, to us. The noteholders will not have any claim as creditors against Central or any of our subsidiaries. Due to the fact that substantially all of our revenue is derived from Central and that claims by the creditors of Central will have to be satisfied prior to any distribution to us, the claims of Central's creditors will effectively be senior to the noteholders' claims against Southern Star.

      As of September 30, 2003, Central had approximately $224.7 million of total indebtedness consisting of $174.7 million of Central Senior Notes and the $50 million term loan portion of the Central Credit Facility. See ''Description of Other Indebtedness.'' Subject to the terms of the Indenture governing the Central Senior Notes and the agreement governing the Central Credit Facility, Central has limited ability to incur additional indebtedness in the future.

      In the event of a bankruptcy, liquidation, reorganization or other winding up of Central, the pledge of common stock of Central to the noteholders could have minimal or no value.

The collateral pledged for these notes may be insufficient to satisfy our obligations under the notes.

      In the event of a foreclosure on the collateral pledged for these notes, the proceeds from the sale of the collateral may not be sufficient to satisfy in full our obligations under the notes. The amount to be received upon such a sale would be dependent on numerous factors, including but not limited to the fair market value of the collateral and the timing and the manner of the sale. By its nature, the collateral may be illiquid and may have no readily ascertainable market value. Accordingly, there can be no assurance that the collateral can be sold in a short period of time in a reasonable manner. In addition, to the extent third parties enjoy liens permitted by the Indenture, such third parties may have rights and remedies with respect to the assets subject to such liens that, if exercised, could adversely affect the value of the collateral.

      The right of the collateral agent to foreclose on the collateral upon an event of default would be significantly impaired by applicable bankruptcy law in the event that a bankruptcy case were to be commenced by or against us prior to the collateral agent having repossessed and disposed of the collateral. It is impossible to predict how long payments under the notes could be delayed following commencement of a bankruptcy case, or if payment would be received at all. Furthermore, in the event a bankruptcy court determines the value of the collateral is not sufficient to pay the notes, the holders of the notes would receive a secured claim for the determined value of the collateral and an unsecured claim for the remainder.

The collateral securing the notes may be diluted under certain circumstances.

      The collateral securing the notes will also be available to secure a senior secured credit facility and a certain amount of additional senior secured indebtedness at Southern Star in the future. Subject to restrictions in the Indenture, we will be able to enter into a credit facility in the future secured by the collateral that secures these notes. The rights of the noteholders to the collateral would be diluted by any increase in the indebtedness secured by this collateral.

Any future pledge of collateral might be avoidable by a trustee in bankruptcy.

      Any future pledge of collateral in favor of the collateral agent for the benefit of the Indenture trustee (including the further pledges by us of the stock of certain of our subsidiaries) might be avoidable by the pledgor (as debtor in possession) or by its trustee in bankruptcy if certain events or circumstances exist or occur, including, among others, if the pledgor is insolvent at the time of the pledge, the pledge permits the holders of the notes to receive a greater recovery than if the pledge had not been given and a bankruptcy proceeding in respect of the pledgor is commenced within 90 days following the pledge, or, in certain circumstances, a longer period.

If the notes receive an investment grade rating, we will no longer be subject to many of the covenants in the Indenture.

      If at any time the notes receive an ''investment grade'' rating from Standard & Poor's Ratings Services and Moody's Investors Service, Inc., subject to certain additional conditions, we will no longer be subject to many of the covenants set forth in the Indenture. In the event of such a release, the covenants will not be restored, even if the notes were later rated below investment grade by either or both of these rating agencies. See ''Description of Notes—Covenant Termination.''

We may not have the ability to raise the funds necessary to finance any change of control offer required by the Indenture governing the notes.

      If we undergo a change of control triggering event (as defined in the Indenture governing the notes), we may need to refinance portions of our debt, including the notes. If a change of control triggering event occurs, we must offer to buy back the notes for a price equal to 101% of the principal amount of the notes, plus any accrued and unpaid interest. We cannot assure you that there will be sufficient funds available for us to make any required repurchases of the notes upon a change of control triggering event. Future indebtedness that we incur may also contain restrictions on repayment upon a change of control triggering event or require the repurchase of such indebtedness upon a change of control triggering event. If any change of control triggering event occurs, we cannot assure you that we will have sufficient funds to satisfy all of our debt obligations. The repurchase requirements also delay or make it harder for others to effect a change of control. However, certain other corporate events, such as a leveraged recapitalization that would increase our level of indebtedness, would not constitute a change of control under the Indenture governing the notes. See ''Description of Notes—Repurchase at the Option of Holders—Change of Control Triggering Event.''

You cannot be sure an active trading market for the notes will develop.

      There is no established trading market for the notes. We do not intend to apply for listing of the notes on any securities exchange or for quotation through Nasdaq.

      The liquidity of any market for the notes will depend upon the number of holders of the notes, our performance, the market for similar securities, the interest of securities dealers in making a market in the notes and other factors. A liquid trading market may not develop for the notes. See ''Plan of Distribution.''

You may have difficulty selling any outstanding notes that you do not exchange.

      If you do not exchange your outstanding notes for the new notes offered in this exchange offer, you will continue to be subject to the restrictions on the transfer of your outstanding notes. Those transfer restrictions are described in the Indenture governing the outstanding notes and in the legend contained on the outstanding notes, and arose because we originally issued the outstanding notes under exemptions from, and in transactions not subject to, the registration requirements of the Securities Act.

      In general, you may offer or sell your outstanding notes only if they are registered under the Securities Act and applicable state securities laws, or if they are offered and sold under an exemption from those requirements. We do not intend to register the outstanding notes under the Securities Act.

RISKS RELATING TO US AND OUR BUSINESS

Central has a limited recent operating history on a stand alone basis.

      Central was a wholly-owned indirect subsidiary of The Williams Companies, Inc., or Williams, and a part of the Williams Gas Pipeline Company interstate natural gas pipeline group until we acquired it on November 15, 2002. While a subsidiary of Williams, certain of Central's administrative functions, such as human resources, information services, technical services, finance and legal, were provided jointly with those of Williams and other subsidiaries of Williams. Most of Central's benefit and other employee-related plans were Williams plans and not specific to Central. Additionally, Central shared certain of its management personnel and certain employees with other subsidiaries of Williams. Williams continued to provide these services for a period of time after our acquisition of Central under a transition services agreement to provide Central with sufficient time to replace the previously shared services and functions. All of these services and functions have now been replaced. However, Central has a limited recent operating history independent of Williams and we cannot predict how Central will perform under these new circumstances or whether the replaced services and functions will operate economically or as expected.

Decreases in the volume of natural gas stored in or transported through our pipeline system for any of the reasons described below will adversely affect our business.

      Expiration of firm reservation agreements. For the year ended December 31, 2002, approximately 93% of our operating revenues were generated through firm reservation charges. Approximately 81% of our Production Area capacity, 94% of our Market Area capacity and 93% of our storage deliverability are currently contracted under long-term contracts (i.e. contracts with terms longer than one year). Approximately 50% of 2002 revenue is derived from contracts that continue for more than five years. We cannot give you any assurance as to whether any of these contracts will be renewed or extended or as to the terms that may be applicable to any such renewal or extension. A decision by customers upon the expiration of our long-term agreements to substantially reduce or cease to ship or store volumes of natural gas on our pipeline system could cause a significant decline in our revenues. Our results could also be adversely affected by decreased demand for interruptible and short-term firm reservation service.

      Decreases in the availability of natural gas supplies. Our operating results are dependent upon our customers having access to adequate supplies of natural gas. We depend on having access to multiple sources of gas production so that our customers can satisfy their total gas requirements and have the opportunity to source gas at the lowest overall delivered cost. Moreover, we do not have the ability to operate our pipeline system at full capacity without access to multiple gas sources. The ability of producers to maintain production is dependent on the prevailing market price of natural gas, the exploration and production budgets of the major and independent gas companies, the depletion rate of existing sources, the success of new sources, environmental concerns, regulatory initiatives and other matters beyond our control. Additionally, some of our customers deliver gas to our pipeline system through other pipelines. Operational failures on those other pipelines, such as reductions in pressure or volume, or interruptions in service due to maintenance activities or unanticipated emergencies, could result in lower volumes of gas being available to us for transportation. There can be no assurance that production or supplies of natural gas available to our customers will be maintained at sufficient levels to sustain our expected volume of transportation commitments on our pipeline system or that multiple sources of gas will remain available to provide our customers with access to sufficient low cost supplies.

      Operational limitations of our pipeline system. In order to satisfy our firm transportation commitments, our customers must nominate and schedule, and we must be able to receive, required volumes of gas in accordance with our contract terms, and we must be able to reliably and safely deliver those volumes. Our customers' ability to schedule gas transportation to certain locations is constrained by the physical limitations of our pipeline system. These physical limitations can be significant during periods of peak demand because many sections of our pipeline do not have redundant or looped lines and we do not have additional available compression. Therefore, during peak demand periods, failures of compression equipment or pipelines could limit our ability to meet firm commitments.

      Storage limitations. Our storage fields are subject to many of the same operational limitations as our pipeline system. The economical and efficient operation of our storage fields depends on the continuing stability of the underground reservoirs in which the gas is stored, which is affected by numerous environmental and geological factors that are beyond our control. Storage gas losses occur as a normal part of underground storage operations and are caused by cumulative measurement inaccuracies, the slow migration of gas from a storage field into the surrounding underground areas and other causes associated with storage operations. We file our cumulative calculated gas loss measurements annually with the FERC to recover such gas losses from customers. However, if the FERC were to deny recovery of any such losses, it could result in unrecoverable costs for Central. There can be no assurance that we would discover any storage deficiencies in the ordinary course of operating our pipeline or storage facilities or that the FERC would approve recovery of the resulting gas loss costs in our rates.

      Decreases in demand for natural gas. Demand for our services depends on the ability and willingness of customers with access to our facilities to store gas on and deliver gas through our system. Any decrease in this demand could adversely affect our business. Demand for natural gas is dependent upon the impact of weather, industrial and economic conditions, fuel conservation measures, alternative fuel availability and requirements, governmental regulation and technological advances in fuel economy and energy generation devices, all of which are matters beyond our control.

      Competitive pressures. Although most of our pipeline system's current transportation and storage capacity is contracted under long-term firm reservation agreements, the market for the transportation and storage of natural gas is competitive. Other entities could construct new pipelines or expand existing pipelines that could potentially serve the same markets as our pipeline system. Any such new pipelines could offer services that are more desirable to our customers because of locations, facilities or other factors. These new pipelines could charge rates or provide service to locations that could result in savings for shippers and producers and thereby force us to lower the rates charged for service on our pipeline in order to extend our existing service agreements or to attract new customers. New pipeline projects are always possible in the future and proposals are made from time to time. An increase in the availability of alternative facilities or services could adversely affect our business.

We depend on a limited number of customers for a substantial portion of our revenues.

      Operating revenues related to transportation and storage contracts with our ten largest customers accounted for approximately 86% of our operating revenues during the year ended December 31, 2002. Approximately 56% of our operating revenues for the year ended December 31, 2002 were generated from transportation and storage services to our two largest customers, Kansas Gas Service, or KGS, and Missouri Gas Energy, or MGE. We have multiple service contracts for the delivery and storage of natural gas with both KGS and MGE. The largest KGS contract by volume extends into 2013 and the largest MGE contract by volume extends into 2006. A decision by KGS or MGE, or our other principal customers, not to renew or extend its contracts or to reduce firm reservation capacity upon renewal or extension of its contracts could cause a significant reduction in our revenues.

Reductions in our credit ratings may negatively affect our cost of, and possibly access to, capital.

      As of December 1, 2003, Southern Star had senior secured long-term debt ratings with respect to these notes of B1 from Moody's Investors Service and B+ from Standard & Poors. As of December 1, 2003, Central had senior secured long-term debt ratings of Ba1 from Moody's Investors Service and BBB- from Standard & Poors. Any downgrades in these credit ratings may increase our borrowing costs and limit our access to capital. This could materially and adversely affect our operating and expansion plans.

Changes in our regulatory environment and recent events in the energy markets that are beyond our control may significantly affect our business and our access to capital markets.

      Central's rates and operations are subject to regulation by federal regulators as well as the actions of the federal and state legislatures and, in some respects, state regulators. As a result of the energy crisis in California during 2000 and 2001, the volatility of natural gas prices in North America, the bankruptcy filings by certain energy companies and investigations by governmental authorities into energy trading activities, companies in the regulated and unregulated utility businesses have generally been under an increased amount of scrutiny by the public, state and federal regulators, the capital markets and the rating agencies. We cannot predict or control what effect these types of events, or future actions of regulatory agencies in response to such events, may have on our business or our access to the capital markets. Furthermore, the nature and degree of regulation of natural gas companies has changed significantly during the past 25 years and there is no assurance that further substantial changes will not occur or that existing policies and rules will not be applied in a new or different manner. Should new regulatory requirements regarding the security of our pipeline system be imposed, we could be subject to additional costs that could adversely affect our financial condition and results of operations if such costs are deemed unrecoverable in Central's rates.

New regulations by the Kansas Corporation Commission may increase our costs.

      In 2002, the Kansas Corporation Commission enacted the Kansas Underground Porosity Gas Storage Regulations to establish gas storage regulations for porosity gas storage fields located in the state of Kansas. These regulations impose numerous requirements, including a geologic and hydro-geologic evaluation of storage fields, monitoring and reporting requirements, and periodic inspections and testing of wells. Seven of the eight storage fields we operate are located in the state of Kansas. These regulations could result in increased costs to operate these storage fields and could adversely affect our earnings if not recoverable through our rates.

Central does not control the rates that it is allowed to charge for its services and Central's rates may be decreased at any time, thereby decreasing our operating revenues.

      Central's rates and the terms and conditions of its transportation and storage services are subject to regulation and approval by the FERC. The FERC regulatory process affords customers and state regulatory commissions the opportunity to take an active role in advising the FERC as to Central's rates and terms and conditions. Central periodically files general rate cases with the FERC. In general rate cases, the FERC establishes, among other things, an allowed rate of return on common equity, an overall rate of return, depreciation rates and cost of service. Central's latest rate case, RP95-136, has been settled and new rates were implemented on November 1, 1999. Central is not required to file a rate case, but may choose to do so in the future. If Central elects to file a general rate case, unfavorable rulings by the FERC could adversely impact our results of operations.

      Under Section 5 of the Natural Gas Act, on its own motion or based on a complaint filed by a customer of the pipeline or other interested person, the FERC may initiate a proceeding seeking to compel a pipeline to prospectively change any filed rate and, under some circumstances, may seek refunds of previously paid amounts found to be in excess of then-effective FERC-filed rates. If the FERC determines that an existing rate or condition is unjust, unreasonable, unduly discriminatory or preferential, then any rate reduction that is ordered at the conclusion of such a proceeding is generally effective from the date of the order requiring this change.

We are subject to numerous environmental laws and regulations that may increase our cost of operations, impact or limit our business plans, or expose us to environmental liabilities.

      Laws and regulations relating to environmental protection can result in increased capital expenditures required for compliance, operating costs and other expenditures. These laws and regulations generally subject us to inspections and require us to obtain and comply with a wide variety of environmental licenses, permits and other approvals. We cannot predict the initiation, outcome or effect of any action or litigation that may arise from applicable environmental regulations. Existing environmental regulations may be revised or new regulations may be adopted or become applicable to us. Revised or additional regulations imposed on us, which may result in increased compliance costs or additional operating restrictions, could have a material adverse effect on our financial condition and results of operations, particularly if those costs are not fully recoverable from our customers. Environmental regulations may also require us to install pollution control equipment at, or perform environmental remediation on, our facilities.

      The EPA is currently in the process of designating areas across the country as either ''attainment'' or ''non-attainment'' with respect to a new national ambient air quality standard for ozone. There is still uncertainty concerning which areas will be designated as non-attainment in April 2004, and what controls will be required in non-attainment areas. Based on the EPA's latest available data (1999-2001), none of Central's stations are located in non-attainment areas. Older data from the EPA, however, indicated that eight stations are in areas that could possibly be designated as non-attainment areas. If those eight stations are designated to be in non-attainment areas, the capital costs of new emissions control equipment (primarily for combustion modifications and catalyst control) are estimated to be between $10 million and $15.3 million. Other proposed regulations for stationary turbines and reciprocating internal combustion engines may also increase expenditures for environmental compliance.

      In addition to compliance issues, we may be identified as a responsible party for environmental clean-up at contaminated sites which, in some cases, we do not own or operate or have not owned or operated. We cannot estimate costs associated with these activities since we cannot predict with certainty the identification of such sites, the imposition of such clean-up obligations upon us, or the amount and timing of future expenditures related to these environmental matters. There is also uncertainty in quantifying liabilities under environmental laws that impose joint and several liabilities on all potentially responsible parties.

      Furthermore, in certain instances we may not be able to obtain all environmental regulatory approvals in the future that are necessary for our business. If there is a delay in obtaining any required environmental regulatory approval, including for future expansion projects, or if we fail to obtain, maintain or comply with any such approval, operations at our affected facilities could be temporarily limited or subjected to additional costs.

We face known environmental liabilities at several sites.

      Central has an active program to identify and clean up contamination at its facilities and has either entered or plans to enter into consent orders with the EPA for voluntary cleanup of about 30 compressor sites. As of September 30, 2003, we were aware of PCB and/or mercury contamination that requires remediation at 15 of Central's compressor sites and 530 of its meter sites. In general, the known contamination is limited to soils within the property boundaries of the sites. As of September 30, 2003, we estimated that the remaining cost for clean-up of known contaminated facilities is approximately $7.1 million. We are in the fifth year of a ten-year clean-up program pursuant to which we have spent, and plan to spend, approximately $1.6 million annually to remediate the PCB/mercury contamination. We recover this $1.6 million in our current rates each year. However, unanticipated future costs could have a material adverse effect on our financial condition should these costs exceed our estimate, not be recoverable through rates or be uninsured.

Substantial operational risks are involved in operating a natural gas pipeline system.

      There are risks associated with the operation of a complex pipeline system, such as operational hazards and unforeseen interruptions caused by events beyond our control. These include adverse weather conditions, accidents, the breakdown or failure of equipment or processes, the performance of pipeline facilities below expected levels of capacity and efficiency, the collision of equipment with our pipeline facilities (such as may occur if a third party were to perform excavation or construction work near our facilities), and catastrophic events such as explosions, fires, earthquakes, floods, landslides or other similar events beyond our control. It is also possible that our infrastructure facilities could be direct targets or indirect casualties of an act of terror. A casualty occurrence might result in injury or loss of life, extensive property damage or environmental damage. Liabilities incurred, and interruptions to the operation of our pipeline caused by such an event, could reduce revenues generated by us and increase our expenses, thereby impairing our ability to meet our obligations and to make payments under the notes. Insurance proceeds may not be adequate to cover all liabilities or expenses incurred or revenues lost.

We are exposed to the credit risk of our customers in the ordinary course of our business.

      Generally, our customers are rated investment grade or are required to make pre-payments, deposits, or provide security to satisfy credit concerns. However, we cannot predict at this time to what extent our business may be impacted by any current or future deteriorating conditions in the energy sector, including declines in our customers' creditworthiness.

The Department of Justice is investigating Highstar and Southern Star in connection with the acquisition of Central.

      On March 7, 2003, Highstar, our parent company, received a civil investigative demand, or CID, from the Department of Justice, or DOJ, regarding the acquisition of Central. According to its terms, the CID was issued pursuant to the Antitrust Civil Process Act, 15 U.S.C. Sec. 1311-1314, in the course of an antitrust investigation to determine whether there is, has been or may be a violation of Sherman Act, Sec. 1, 15 U.S.C. Sec. 1, by conduct, activities or proposed action of the following nature: an agreement between competitors to jointly determine bids to acquire assets. At this time, the DOJ has not alleged any claim in connection with the CID nor has the DOJ proposed any remedial action or imposed any penalty. Highstar denies that it violated the Sherman

Act in connection with its acquisition of Central. As of November 1, 2003, Highstar had responded to all of the requests for documents and information made in the CID. We cannot predict at this time whether the DOJ will continue its investigation beyond the original CID or what remedies, if any, the DOJ may seek should the investigation result in a claim. Some potential remedies that could be sought, were a claim to be brought, are injunctive relief, divestiture, rescission, forfeiture or the imposition of fines. Should Highstar be forced to divest Southern Star or Central, we can give you no assurance that the new owner of Southern Star or Central would continue to manage our operations in a manner consistent with that of Highstar or that would ensure continued payment of interest on the notes. In addition, if a change of control occurs, we may not have the ability to raise the funds necessary to finance the repurchase of the notes as required by the Indenture.

We may be adversely affected by a bankruptcy of Williams and its affiliates.

      Central was an indirect wholly-owned subsidiary of Williams for approximately 20 years before our acquisition of Central in November 2002. In July 2002, all of the major credit ratings agencies downgraded the credit ratings on the unsecured long-term debt of Williams and its subsidiaries to below investment grade. In November 2002, Moody's Investor Service further downgraded Williams' credit ratings. As of December 1, 2003, Williams had unsecured long-term debt ratings of B3 from Moody's Investor Service, B+ from Standard & Poor's and B+ from Fitch Ratings. However, in the event that Williams' financial condition were to deteriorate, it may have to consider the possibility of seeking protection in a bankruptcy proceeding.

      We cannot predict what impact, if any, a Williams bankruptcy would have on us. Under Section 548 of the Bankruptcy Code, certain transactions, such as our purchase of Central, made within one year of the bankruptcy filing (this period is expanded under state law to the relevant state's period, usually four to six years) can be ''avoided'' or ''undone'' as fraudulent conveyances. A fraudulent conveyance may be found where a sale was made (i) with actual intent to hinder, delay or defraud creditors or (ii) where the debtor (i.e. Williams) received less than reasonably equivalent value for the assets while the debtor was insolvent, rendered insolvent, undercapitalized or unable to pay its reasonably foreseeable debts at the time they became due at the time of, or as a result of, the sale. Alternatively, monetary judgments in the amount of the avoidance can be awarded to give effect to such avoidance (i.e., if Central has declined in value since the conveyance, the bankruptcy estate can obtain a judgment in the amount of the value of Central at the time of the conveyance instead of seeking the return of Central). While our acquisition of Central is outside the one year federal period, it may still be vulnerable under the longer state periods.

      In addition, as a former member of Williams' consolidated tax group, Central is liable, to the extent other members of this group do not pay their federal income taxes, for the periods in which Central was a part of the group, for payment of such taxes under Treas. Reg. Sec. 1.1502-6. If a bankruptcy court were to find that the sale of Central constituted a fraudulent conveyance, or we were required to make tax payments under Treas. Reg. Sec. 1.1502-6, our financial condition, operations and ability to meet our obligations with respect to the notes may be materially adversely affected.

Potential future expansions may affect our business by substantially increasing the level of our indebtedness and contingent liabilities and increase our risks of being unable to effectively integrate these new operations.

      From time to time, Central embarks on expansion projects in order to attract new customers or retain existing customers. Central may encounter difficulties implementing the expansions or managing the growth from such expansions. Expansions may require substantial capital or the incurrence of substantial indebtedness. If we consummate any significant future expansions, our capitalization and results of operations may change significantly, and the noteholders will not have the opportunity to evaluate the economic, financial and other relevant information that we will consider in determining whether to make such expenditures or otherwise commit such resources.

We are substantially controlled by Highstar, whose interests in our business may differ from those of the noteholders.

      Highstar owns substantially all of our outstanding common stock and is substantially in control of our affairs. Highstar has designated all of our board members and all board members designated by Highstar are affiliated with Highstar. Highstar controls the appointment and termination of Central's management. The interests of Highstar could conflict with those of the noteholders. For example, if we encounter financial difficulties or are unable to pay our indebtedness as it matures, the interests of Highstar as an equity holder might conflict with your interests as a noteholder. Highstar may also have an interest in pursuing acquisitions, divestitures, financings or other transactions that, in its judgment, could enhance its equity investment in Southern Star, even though such transactions might involve risks to you as a holder of the notes.

We may not be able to quickly or effectively adopt internal controls and procedures necessary to comply with applicable reporting and related obligations.

      Under our Indenture, and pursuant to requirements adopted from time to time by federal and state regulatory and other authorities, we must provide various periodic financial reports and implement internal accounting and other financial controls. Failure to quickly establish the necessary controls and procedures would make it difficult to ensure that our financial results are fairly and fully reported and disclosed.

The terms of our Series A Preferred stock include restrictions on the incurrence of indebtedness.

      Generally, we are required to obtain the consent of the holders of a majority of our Series A Preferred Stock before we can incur or refinance indebtedness in excess of $25 million in the aggregate. If we are prevented from incurring or refinancing such indebtedness, we cannot assure you that we would be able to finance proposed expansion projects, meet future operating expenses or refinance the notes at maturity.

THE EXCHANGE OFFER

Purpose and Effect

      In connection with the sale of the old notes on August 8, 2003, we entered into a registration rights agreement with the initial purchaser of the old notes. The registration rights agreement requires us to file the registration statement under the Securities Act with respect to the exchange notes. Once the SEC declares the registration statement effective, we will offer the holders of the old notes the opportunity to exchange their old notes for a like principal amount of exchange notes. The exchange notes will be issued without a restrictive legend and generally may be reoffered and resold without registration under the Securities Act.

      The registration rights agreement provides that we must use our commercially reasonable efforts to cause the registration statement to be declared effective no later than February 24, 2004, that is 200 days of the issue date of the old notes, and to consummate the exchange offer within 30 business days after the effective date of our registration statement.

      Except as described below, upon the completion of the exchange offer, our obligations with respect to the registration of the old notes and the exchange notes will terminate. We also refer you to ''Description of Notes—Registration Rights; Additional Interest.'' A copy of the registration rights agreement has been filed as an exhibit to the registration statement of which this prospectus is a part. The summary of the material provisions of the registration rights agreement is not complete. We urge you to read the registration rights agreement in its entirety.

      As a result of the timely filing and the effectiveness of the registration statement, we will not have to pay certain Additional Interest on the old notes provided in the registration rights agreement. Following the completion of the exchange offer, holders of old notes not tendered will not have any further registration rights other than as set forth in the paragraphs below, and the old notes will continue to be subject to certain restrictions on transfer. Additionally, the liquidity of the market for the old notes could be adversely affected upon consummation of the exchange offer.

      In order to participate in the exchange offer, a holder must represent to us, among other things, that:

•	the exchange notes acquired pursuant to the exchange offer are being obtained in the ordinary course of business of the holder;
•	the holder is not engaging in and does not intend to engage in a distribution of the exchange notes;
•	the holder does not have an arrangement or understanding with any person to participate in the distribution of the exchange notes;
•	the holder is not an ''affiliate,'' as defined under Rule 405 under the Securities Act, of Southern Star Central Corp.; and
•	if the holder is a broker-dealer that will receive exchange notes for its own account in exchange for old notes that were acquired as a result of market-making or other trading activities, then the holder will deliver a prospectus in connection with any resale of such exchange notes.

      Under certain circumstances specified in the registration rights agreement, we may be required to file a ''shelf'' registration statement for a continuous offer in connection with the old notes pursuant to Rule 415 under the Securities Act.

      Based on an interpretation by the SEC's staff set forth in no-action letters issued to third parties unrelated to us, we believe that, with the exceptions set forth below, exchange notes issued in the exchange offer may be offered for resale, resold and otherwise transferred by the holder of exchange notes without compliance with the registration and prospectus delivery requirements of the Securities Act, unless the holder:

•	is an ''affiliate'' of Southern Star Central Corp. within the meaning of Rule 405 under the Securities Act;

•	is a broker-dealer who purchased old notes directly from us for resale under Rule 144A or Regulation S or any other available exemption under the Securities Act;
•	acquired the exchange notes other than in the ordinary course of the holder's business; or
•	has an arrangement with any person to engage in the distribution of the exchange notes.

      Any holder who tenders in the exchange offer for the purpose of participating in a distribution of the exchange notes cannot rely on this interpretation by the SEC's staff and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. Each broker-dealer that receives exchange notes for its own account in exchange for old notes, where such old notes were acquired by such broker-dealer as a result of market making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. See ''Plan of Distribution.'' Broker-dealers who acquired old notes directly from us and not as a result of market making activities or other trading activities may not rely on the staff's interpretations discussed above or participate in the exchange offer, and must comply with the prospectus delivery requirements of the Securities Act in order to sell the old notes.

Terms of the Exchange Offer

      Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, we will accept any and all old notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on February 10, 2004, or such date and time to which we extend the offer.

      We will issue $1,000 in principal amount of exchange notes in exchange for each $1,000 principal amount of old notes accepted in the exchange offer. Holders may tender some or all of their old notes pursuant to the exchange offer. However, old notes may be tendered only in integral multiples of $1,000 in principal amount.

      The exchange notes will evidence the same debt as the old notes and will be issued under the terms of, and entitled to the benefits of, the Indenture relating to the old notes.

      As of the date of this prospectus, $180,000,000 aggregate principal amount of 8 1/2% Senior Secured Notes Due 2010 were outstanding, and there was one registered holder, a nominee of the Depository Trust Company. This prospectus, together with the letter of transmittal, is being sent to the registered holder and to others believed to have beneficial interests in the old notes. We intend to conduct the exchange offer in accordance with the applicable requirements of the Exchange Act and the rules and regulations of the SEC promulgated under the Exchange Act.

      We will be deemed to have accepted validly tendered old notes when, as and if we have given oral or written notice thereof to Deutsche Bank Trust Company Americas, the exchange agent. The exchange agent will act as agent for the tendering holders for the purpose of receiving the exchange notes from us. If any tendered old notes are not accepted for exchange because of an invalid tender, the occurrence of certain other events set forth under the heading ''—Conditions to the Exchange Offer'' or otherwise, certificates for any such unaccepted old notes will be returned, without expense, to the tendering holder of those old notes promptly after the expiration date unless the exchange offer is extended.

      Holders who tender old notes in the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of old notes in the exchange offer. We will pay all charges and expenses, other than certain applicable taxes, applicable to the exchange offer. See ''—Fees and Expenses.''

Expiration Date; Extensions; Amendments

      The expiration date shall be 5:00 p.m., New York City time, on February 10, 2004, unless we, in our sole discretion, extend the exchange offer, in which case the expiration date shall be the latest date and time to which the exchange offer is extended. In order to extend the exchange offer, we will notify the exchange agent and each registered holder of any extension by oral or written notice prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date and will also disseminate notice of any extension by press release or other public announcement prior to 9:00 a.m., New York City time. We reserve the right, in our sole discretion:

•	to delay accepting any old notes, to extend the exchange offer or, if any of the conditions set forth under ''—Conditions to the Exchange Offer'' shall not have been satisfied, to terminate the exchange offer, by giving oral or written notice of that delay, extension or termination to the exchange agent; or
•	to amend the terms of the exchange offer in any manner.

      In the event that we make a fundamental change to the terms of the exchange offer, we will file a post-effective amendment to the registration statement.

Procedures for Tendering

      Only a holder of old notes may tender the old notes in the exchange offer. Except as set forth under ''Book-Entry Transfer,'' to tender in the exchange offer a holder must complete, sign and date the letter of transmittal, or a copy of the letter of transmittal, have the signatures on the letter of transmittal guaranteed if required by the letter of transmittal and mail or otherwise deliver the letter of transmittal or copy to the exchange agent prior to the expiration date. In addition:

•	certificates for the old notes must be received by the exchange agent along with the letter of transmittal prior to the expiration date; or
•	a timely confirmation of a book-entry transfer, or a book-entry confirmation, of the old notes, if that procedure is available, into the exchange agent's account at The Depository Trust Company, which we refer to as the book-entry transfer facility, following the procedure for book-entry transfer described below, must be received by the exchange agent prior to the expiration date, or you must comply with the guaranteed delivery procedures described below.

      To be tendered effectively, the letter of transmittal and other required documents must be received by the exchange agent at the address set forth under ''Exchange Agent'' prior to the expiration date.

      Your tender, if not withdrawn prior to 5:00 p.m., New York City time, on the expiration date, will constitute an agreement between you and us in accordance with the terms and subject to the conditions set forth herein and in the letter of transmittal.

      The method of delivery of old notes and the letter of transmittal and all other required documents to the exchange agent is at your election and risk. Instead of delivery by mail, it is recommended that you use an overnight or hand delivery service. In all cases, sufficient time should be allowed to assure delivery to the exchange agent before the expiration date. No letter of transmittal or old notes should be sent to us. You may request your broker, dealer, commercial bank, trust company or nominee to effect these transactions for you.

      Any beneficial owner whose old notes are registered in the name of a broker, dealer, commercial bank, trust company, or other nominee and who wishes to tender should contact the registered holder promptly and instruct the registered holder to tender on the beneficial owner's behalf. If the beneficial owner wishes to tender on its own behalf, the beneficial owner must, prior to completing and executing the letter of transmittal and delivering the owner's old notes, either make appropriate arrangements to register ownership of the old notes in the beneficial owner's name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.

      Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed by an ''eligible guarantor institution'' within the meaning of Rule 17Ad-15 under the Exchange Act unless old notes tendered pursuant thereto are tendered:

•	by a registered holder who has not completed the box entitled ''Special Registration Instruction'' or ''Special Delivery Instructions'' on the letter of transmittal; or
•	for the account of an eligible guarantor institution.

      If signatures on a letter of transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, the guarantee must be by any eligible guarantor institution that is a member of or participant in the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program or an eligible guarantor institution.

      If the letter of transmittal is signed by a person other than the registered holder of any old notes listed in the letter of transmittal, the old notes must be endorsed or accompanied by a properly completed bond power, signed by the registered holder as that registered holder's name appears on the old notes.

      If the letter of transmittal or any old notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and evidence satisfactory to us of their authority to so act must be submitted with the letter of transmittal unless waived by us.

      All questions as to the validity, form, eligibility, including time of receipt, acceptance, and withdrawal of tendered old notes will be determined by us in our sole discretion, which determination will be final and binding. We reserve the absolute right to reject any and all old notes not properly tendered or any old notes our acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular old notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of old notes must be cured within such time as we shall determine. Although we intend to notify holders of defects or irregularities with respect to tenders of old notes, neither we, the exchange agent, nor any other person shall incur any liability for failure to give that notification. Tenders of old notes will not be deemed to have been made until such defects or irregularities have been cured or waived. Any old notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the exchange agent to the tendering holders, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date, unless the exchange offer is extended.

      In addition, we reserve the right in our sole discretion to purchase or make offers for any old notes that remain outstanding after the expiration date or, as set forth under ''Conditions to the Exchange Offer,'' to terminate the exchange offer and, to the extent permitted by applicable law, purchase old notes in the open market, in privately negotiated transactions, or otherwise. The terms of any such purchases or offers could differ from the terms of the exchange offer.

      By tendering, you will be representing to us that, among other things:

•	the exchange notes acquired in the exchange offer are being obtained in the ordinary course of business of the person receiving such exchange notes, whether or not such person is the registered holder;
•	you are not engaging in and do not intend to engage in a distribution of the exchange notes;
•	if you are a broker-dealer that will receive exchange notes for your own account in exchange for old notes that were acquired as a result of market-making or other trading activities, then you will deliver a prospectus in connection with any resale of such exchange notes;

•	you do not have an arrangement or understanding with any person to participate in the distribution of such exchange notes; and
•	you are not an ''affiliate,'' as defined under Rule 405 of the Securities Act, of ours.

      In all cases, issuance of exchange notes for old notes that are accepted for exchange in the exchange offer will be made only after timely receipt by the exchange agent of certificates for such old notes or a timely book-entry confirmation of such old notes into the exchange agent's account at the book-entry transfer facility, a properly completed and duly executed letter of transmittal or, with respect to DTC and its participants, electronic instructions in which the tendering holder acknowledges its receipt of and agreement to be bound by the letter of transmittal, and all other required documents. If any tendered old notes are not accepted for any reason set forth in the terms and conditions of the exchange offer or if old notes are submitted for a greater principal amount than the holder desires to exchange, such unaccepted or non-exchanged old notes will be returned without expense to the tendering holder or, in the case of old notes tendered by book-entry transfer into the exchange agent's account at the book-entry transfer facility according to the book-entry transfer procedures described below, those non-exchanged old notes will be credited to an account maintained with that book-entry transfer facility, in each case, as promptly as practicable after the expiration or termination of the exchange offer.

      Each broker-dealer that receives exchange notes for its own account in exchange for old notes, where those old notes were acquired by such broker-dealer as a result of market making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of those exchange notes. See ''Plan of Distribution.''

Book-Entry Transfer

      We understand that the exchange agent will make a request to establish an account with respect to the old notes at the book-entry transfer facility for purposes of the exchange offer within two business days after the date of this prospectus. Any financial institution that is a participant in the book-entry transfer facility's systems may make book-entry delivery of old notes being tendered by causing the book-entry transfer facility to transfer such old notes into the exchange agent's account at the book-entry transfer facility in accordance with that book-entry transfer facility's procedures for transfer. However, although delivery of old notes may be effected through book-entry transfer at the book-entry transfer facility, the letter of transmittal or copy of the letter of transmittal, with any required signature guarantees and any other required documents, must, in any case other than as set forth in the following paragraph, be transmitted to and received by the exchange agent at the address set forth under ''—Exchange Agent'' on or prior to the expiration date or the guaranteed delivery procedures described below must be complied with.

      The Automated Tender Offer Program of the Depository Trust Company, or DTC, is the only method of processing exchange offers through DTC. To accept the exchange offer through the Automated Tender Offer Program, participants in DTC must send electronic instructions to DTC through DTC's communication system instead of sending a signed, hard copy letter of transmittal. DTC is obligated to communicate those electronic instructions to the exchange agent. To tender old notes through the Automated Tender Offer Program, the electronic instructions sent to DTC and transmitted by DTC to the exchange agent must contain the character by which the participant acknowledges its receipt of and agrees to be bound by the letter of transmittal.

Guaranteed Delivery Procedures

      If a registered holder of the old notes desires to tender old notes and the old notes are not immediately available, or time will not permit that holder's old notes or other required documents to reach the exchange agent prior to 5:00 p.m., New York City time, on the expiration date, or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected if:

•	the tender is made through an eligible guarantor institution;

•	prior to 5:00 p.m., New York City time, on the expiration date, the exchange agent receives from that eligible guarantor institution a properly completed and duly executed letter of transmittal or a facsimile of a duly executed letter of transmittal and notice of guaranteed delivery, substantially in the form provided by us, by telegram, telex, fax transmission, mail or hand delivery, setting forth the name and address of the holder of old notes and the amount of the old notes tendered and stating that the tender is being made by guaranteed delivery and guaranteeing that within three New York Stock Exchange, Inc. trading days after the date of execution of the notice of guaranteed delivery, the certificates for all physically tendered old notes, in proper form for transfer, or a book-entry confirmation, as the case may be, will be deposited by the eligible guarantor institution with the exchange agent; and
•	the certificates for all physically tendered old notes, in proper form for transfer, or a book-entry confirmation, as the case may be, are received by the exchange agent within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery.

Withdrawal Rights

      Tenders of old notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the expiration date.

      For a withdrawal of a tender of old notes to be effective, a written or, DTC participants, electronic Automated Tender Offer Program transmission, notice of withdrawal, must be received by the exchange agent at its address set forth under ''Exchange Agent'' prior to 5:00 p.m., New York City time, on the expiration date. Any such notice of withdrawal must:

•	specify the name of the person having deposited the old notes to be withdrawn, whom we refer to as the depositor;
•	identify the old notes to be withdrawn, including the certificate number or numbers and principal amount of such old notes;
•	be signed by the holder in the same manner as the original signature on the letter of transmittal by which such old notes were tendered, including any required signature guarantees, or be accompanied by documents of transfer sufficient to have the trustee register the transfer of such old notes into the name of the person withdrawing the tender; and
•	specify the name in which any such old notes are to be registered, if different from that of the depositor.

      All questions as to the validity, form, eligibility and time of receipt of such notices will be determined by us, whose determination shall be final and binding on all parties. Any old notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Any old notes which have been tendered for exchange, but which are not exchanged for any reason, will be returned to the holder of those old notes without cost to that holder as soon as practicable after withdrawal, rejection of tender, or termination of the exchange offer. Properly withdrawn old notes may be retendered by following one of the procedures under ''Procedures for Tendering'' at any time on or prior to the expiration date.

Conditions to the Exchange Offer

      Notwithstanding any other provision of the exchange offer, we will not be required to accept for exchange, or to issue exchange notes in exchange for, any old notes and may terminate or amend the exchange offer if at any time before the acceptance of those old notes for exchange or the exchange of the exchange notes for those old notes, we determine that the exchange offer violates applicable law, any applicable interpretation of the staff of the SEC or any order of any governmental agency or court of competent jurisdiction.

      The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any such condition or may be waived by us in whole or in part at any time and from time to time in our sole discretion. The failure by us at any time to exercise any of the foregoing rights shall not be deemed a waiver of any of those rights and each of those rights shall be deemed an ongoing right which may be asserted at any time and from time to time.

      In addition, we will not accept for exchange any old notes tendered, and no exchange notes will be issued in exchange for those old notes, if at such time any stop order shall be threatened or in effect with respect to the registration statement of which this prospectus constitutes a part. We are required to use every reasonable effort to obtain the withdrawal of any stop order at the earliest possible time.

Effect of Not Tendering

      If you do not exchange your outstanding notes for the new notes offered in this exchange offer, you will continue to be subject to the restrictions on the transfer of your outstanding notes. Those transfer restrictions are described in the Indenture governing the outstanding notes and in the legend contained on the outstanding notes, and arose because we originally issued the outstanding notes under exemptions from, and in transactions not subject to, the registration requirements of the Securities Act. Additionally, the liquidity of the market for the old notes could be adversely affected upon consummation of the exchange offer.

Exchange Agent

      All executed letters of transmittal should be directed to the exchange agent. Deutsche Bank Trust Company Americas has been appointed as exchange agent for the exchange offer. Questions, requests for assistance and requests for additional copies of this prospectus or of the letter of transmittal should be directed to the exchange agent addressed as follows:

      By Hand, Regular, Registered or Certified Mail or Overnight Courier:

             Deutsche Bank Trust Company Americas
             Corporate Trust & Agency Services
             60 Wall Street
             27th Floor, MS NYC 60-2710
             New York, NY 10005
             Attention: Susan Johnson

      By Facsimile:

            Deutsche Bank Trust Company Americas
             Corporate Trust & Agency Services
             Attention: Susan Johnson
             Fax No.: 212-797-8614

      For more information or confirmation by telephone please call 212-250-4525.

      Originals of all documents sent by facsimile should be sent promptly by registered or certified mail, by hand or by overnight delivery service.

Fees and Expenses

      We will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer. The principal solicitation is being made by mail; however, additional solicitations may be made in person or by telephone by our officers and employees. The estimated cash expenses to be incurred in connection with the exchange offer will be paid by us and will include fees and expenses of the exchange agent, accounting, legal, printing and related fees and expenses.

Transfer Taxes

      Holders who tender their old notes for exchange will not be obligated to pay any transfer taxes in connection with that tender or exchange, except that holders who instruct us to register exchange notes in the name of, or request that old notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder will be responsible for the payment of any applicable transfer tax on those old notes.

Other

      Participation in the exchange offer is voluntary, and you should carefully consider whether to accept. You are urged to consult your financial and tax advisors in making your own decision on what action to take.

      We may from time to time in the future seek to acquire untendered outstanding notes in open market or privately negotiated transactions, through subsequent exchange offers or otherwise. We have no present plans to acquire any outstanding notes that are not tendered in the exchange offer or to file a registration statement to permit resales of any untendered outstanding notes.

USE OF PROCEEDS

      This exchange offer is intended to satisfy our obligations under the registration rights agreement, dated August 8, 2003 by and among us and the initial purchaser of the old notes. We will not receive any proceeds from the issuance of the exchange notes in the exchange offer. We will receive in exchange old notes in like principal amount. We will retire or cancel all of the old notes tendered in the exchange offer. Accordingly, the issuance of the exchange notes will not result in any change in our capitalization.

      On August 8, 2003 we issued and sold the old notes. We used the proceeds from the offering of the old notes, together with the net proceeds from the Central Credit Facility, for the repayment of then-existing debt and for general corporate purposes, including distributions to our equity holders.

CAPITALIZATION

      The following table sets forth the cash and cash equivalents and our capitalization as of September 30, 2003 on an actual basis as derived from our financial statements prepared in accordance with GAAP and gives effect to the Senior Note Offering and Central's Credit Facility. You should read this table in conjunction with our financial statements and the related notes to our financial statements included in this prospectus. See ''Use of Proceeds,'' ''Selected Historical Financial Data,'' ''Description of Series A Preferred,'' and ''Description of Other Indebtedness.''

Southern Star Central Corp. and Subsidiaries

As of September 30, 2003
(In thousands)
Cash and Cash Equivalents	$71,409

Central Credit Facility—Working Capital Loan(1)	—

Series A Mandatorily Redeemable Preferred Stock	46,411

Long-Term Debt:
Central 7 3/8% Senior Notes due 2006	174,721
Central Credit Facility—Term Loan	50,000
8 1/2% Senior Secured Notes due 2010 offered hereby	180,000

Total Long-Term Debt	404,721

Common Stockholder's Equity:
Common stock, $0.01 par value	—
Premium on capital stock and other paid-in capital	153,501
Retained earnings	406
Accumulated other comprehensive loss	(648)

Total Common Stockholder's Equity	153,259

Total Capitalization(2)	$604,391

(1)	Does not include available borrowings of up to $10.0 million under new revolving credit facility, none of which has been drawn upon.
(2)	Total Capitalization is calculated as Long-Term Debt plus Series A Mandatorily Redeemable Preferred Stock plus Total Common Stockholder's Equity.

UNAUDITED PRO FORMA FINANCIAL DATA

      The following unaudited pro forma financial data for the nine months ended September 30, 2003, and for the year ended December 31, 2002, are based on the historical financial statements included elsewhere in this prospectus.

      The pro forma statement of income for the nine months ended September 30, 2003 is adjusted to give effect to the financing resulting from the offering of the old notes, the issuance of preferred stock and the Central Credit Facility as if they had occurred on January 1, 2003. The pro forma statement of operations for the 12 months ended December 31, 2002 is adjusted to give effect to Southern Star's acquisition of Central and the financing as if they had occurred on January 1, 2002. The pro forma adjustments are described in the accompanying notes and are based upon available information and certain assumptions that management believes are reasonable.

      The unaudited pro forma financial data do not purport to represent what our results of operations or financial condition would actually have been had these transactions occurred on the dates indicated or to project our results of operations or financial condition for any future period or date. The unaudited pro forma financial data should be read in conjunction with our and our predecessor company's historical financial statements and related notes thereto included elsewhere in this prospectus and ''Management's Discussion and Analysis of Financial Condition and Results of Operations.''

UNAUDITED PRO FORMA STATEMENTS OF OPERATIONS FOR THE
NINE MONTHS ENDED SEPTEMBER 30, 2003

Southern Star Central Corp. and Subsidiaries

	Historical Period January 1 through September 30, 2003	Pro Forma Financing Adjustment		Pro Forma Preferred Stock Adjustment		Pro Forma as Adjusted
	(In thousands)
Operating revenues	$118,415	—		—		$118,415
Operating costs and expenses	86,776	—		—		86,776

Operating income	31,639					31,639

Other (Income) Deductions:
Interest expense	32,209	(2,168	)(a)	479	(b)	30,520
Interest income	(479)	—		—		(479)
(Gain) loss on sale of equipment	—	—		—		—
Miscellaneous other income, net	(3,226)	—		—		(3,226)

Total other deductions	28,504	(2,168)		479		26,815

Income (loss) before income taxes	3,135	2,168		(479)		4,824
Provision for income taxes	3,471	848	(f)	(187	)(f)	4,132

Net Income (Loss)	$(336)	$1,320		$(292)		$692

Ratio of Earnings to Fixed Charges						1.15	x

See Notes to Unaudited Pro Forma Financial Data.

UNAUDITED PRO FORMA STATEMENTS OF OPERATIONS FOR THE
YEAR ENDED DECEMBER 31, 2002

	Predecessor	Southern Star Central Corp. & Subsidiaries
	Historical Period January 1 through November 15, 2002	Historical Period November 16 through December 31, 2002	Pro Forma Acquisition Adjustment		Subtotal Pro Forma Adjustment	Pro Forma Financing Adjustment		Pro Forma Preferred Stock Adjustment		Pro Forma as Adjusted
	(In thousands)
Operating revenues	$139,504	$20,454	$—		$159,958	$—		$—		$159,958
Operating costs and expenses	102,340	12,351	—		114,691	—		—		114,691

Operating income	37,164	8,103	—		45,267	—		—		45,267

Other (Income) Deductions:
Interest expense	11,710	3,727	13,925	(c)	29,362	3,888	(d)	7,720	(e)	40,970
Interest income	(1,011)	(204)	—		(1,215)	—		—		(1,215)
(Gain) loss on sale of equipment	5	—	—		5	—		—		5
Miscellaneous other income, net	2,382	3,303	—		5,685	—		—		5,685

Total other deductions	13,086	6,826	13,925		33,837	3,888		7,720		45,445

Income (loss) before income taxes	24,078	1,277	(13,925)		11,430	(3,888)		(7,720)		(178)
Provision for income taxes	13,383	535	(5,446	)(f)	8,472	(1,521	)(f)	(3,019	)(f)	3,932

Net Income (Loss)	$10,695	$742	$(8,479)		$2,958	$(2,367)		$(4,701)		$(4,110)

Ratio of Earnings to Fixed Charges										— (1)

(1) For December 31, 2002, the Pro Forma as Adjusted Earnings were inadequate to cover Fixed Charges by $0.6 million.

See Notes to Unaudited Pro Forma Financial Data.

SOUTHERN STAR CENTRAL CORP. AND SUBSIDIARIES
NOTES TO UNAUDITED PRO FORMA FINANCIAL DATA

(a)	Reflects the interest expense and amortization of deferred financing costs related to the indebtedness incurred and eliminated through the financing process.	(In thousands)
	Remove interest on $200.0 million in short-term financing	$(8,492)
	Remove debt expense amortization on $200.0 million in short-term financing	(5,555)

		(14,047)

	Accrue nine months interest on $180.0 million in notes at 8.5%	9,222
	Debt expense amortization for nine months on $180.0 million in notes	454

		9,676

	Accrue nine months interest on $50.0 million in notes at 5.07%	1,533
	Debt expense amortization for nine months on $50.0 million in notes	670

		2,203

	Pro Forma Financing Adjustment at September 30, 2003	$(2,168)

(b)	Reflects the interest expense and amortization of deferred financing costs related to the issuance of preferred stock.
	Accrue additional 20 days cash dividend on preferred stock	$320
	Accrue additional 20 days paid-in-kind (PIK) dividend on preferred stock	116
	Accrue additional 20 days amortization of preferred stock expense	43

	Pro Forma Preferred Stock Adjustment at September 30, 2003	$479

(c)	Reflects the interest expense and amortization of deferred financing costs related to the short-term financing.
	Accrue additional 10 1/2 months interest on the $200.0 million in short-term financing	$12,929
	10 1/2 months of amortization of debt expense on short-term financing	996

	Pro Forma Acquisition Adjustment at December 31, 2002	$13,925

(d)	Reflects the interest expense and amortization of deferred financing costs related to the indebtedness incurred and eliminated through the recapitalization process.
	Remove interest on $200.0 million in short-term financing	$(14,737)
	Remove debt expense amortization on $200.0 million in short-term financing	(1,122)

		(15,859)

	Accrue 12 months interest on $180.0 million in notes at 8.5%	15,300
	Debt expense amortization for 12 months on $180.0 million in notes	774

		16,074

	Accrue 12 months interest on $50.0 million in notes at 5.07%	2,535
	Debt expense amortization for 12 months on $50.0 million in notes	1,138

		3,673

	Pro Forma Financing Adjustment at December 31, 2002	$3,888

(e)	Reflects the interest expense and amortization of deferred financing costs related to the issuance of preferred stock.
	Accrue 12 months cash dividend on preferred stock	$4,656
	Accrue 12 months paid-in-kind (PIK) dividend on preferred stock	2,015
	Accrue 12 months amortization of preferred stock expense	1,049

	Pro Forma Preferred Stock Adjustment at December 31, 2002	$7,720

(f)	Tax effects based on an effective tax rate of 39%.

SELECTED HISTORICAL FINANCIAL DATA
SOUTHERN STAR CENTRAL CORP. AND SUBSIDIARIES

      The following tables set forth our selected historical financial data. The selected income statement and balance sheet data for Central as of and for the period ended November 15, 2002, as of and for the year ended December 31, 2001, and for the year ended December 31, 2000 has been derived from Central's audited financial statements, included elsewhere in this prospectus. The selected financial data of Central as of December 31, 2000, 1999 and 1998 and for each of the years in the two-year period ended December 31, 1999, and all other financial data not specified in the preceding sentence, have been derived from Central's financial statements.

      The selected income statement and balance sheet data for Southern Star Central Corp. and subsidiaries as of December 31, 2002 and for the period from November 16, 2002 through December 31, 2002 has been derived from our audited consolidated financial statements, included elsewhere in this prospectus. The data reflects our financial performance from November 16, 2002 through December 31, 2002, and for the unaudited nine-month period beginning January 1, 2003 through September 30, 2003.

      You should read these tables in conjunction with ''Management's Discussion and Analysis of Financial Condition and Results of Operations'' and the financial statements, related notes and other financial information included elsewhere in this prospectus.

	Southern Star Central Corp. and Subsidiaries				Predecessor
	Nine Month Period Ended September 30, 2003		For the Period November 16 through December 31, 2002		For the Period January 1 through November 15, 2002		Years Ended December 31, 2001 2000 1999 1998
	(In thousands)				(In thousands)
Income (Loss) Statement Data:
Operating Revenues	$118,415		$20,454		$139,504		$158,824		$162,819		$224,743		$179,080
Operating Costs and Expenses:
Administrative and general	31,602		3,775		35,304		37,481		43,642		44,614		42,307
Operations and maintenance	25,070		3,622		30,349		36,633		41,611		93,089		101,074
Depreciation and amortization	21,880		3,758		28,408		32,492		31,908		30,830		29,733
Taxes, other than income taxes	8,224		1,196		8,279		9,820		11,431		10,506		10,422

Total Operating Costs and Expenses	86,776		12,351		102,340		116,426		128,592		179,039		183,536

Operating Income (Loss)	31,639		8,103		37,164		42,398		34,227		45,704		(4,456)
Miscellaneous Other (Income) Expense, Net	(3,226)		3,303		2,382		(3,876)		(1,178)		(1,024)		377
Interest Charges (Income):
Interest expense	32,209		3,727		11,710		13,502		11,153		16,469		14,690
Interest income	(479)		(204)		(1,011)		(1,814)		(3,577)		(855)		(1,160)
(Gain) Loss on Sale of Assets	—		—		5		(3)		(2,939)		(78)		(3,683)

Income (Loss) Before Income Taxes	3,135		1,277		24,078		34,589		30,768		31,192		(14,680)
Provision for Income Taxes	3,471		535		13,383		13,761		12,210		12,582		(4,602)

Net Income (Loss)	$(336)		$742		$10,695		$20,828		$18,558		$18,610		$(10,078)

Ratio of Earnings to Fixed Charges(1):	1.09	x	1.35	x	2.95	x	3.40	x	3.65	x	2.83	x	—
Balance Sheet Data (end of period):
Cash and Cash Equivalents	$71,409		$42,408		$9,800		$26		$133		$(4,578)		$—
Working Capital(2)	51,555		42,517		3,225		4,746		40,728		32,637		(163,704)
Net Property, Plant & Equipment	512,958		523,367		620,634		640,485		596,332		575,190		560,590
Total Assets	751,584		723,240		724,052		824,987		813,186		777,424		793,244
Current Maturities of Long-Term Debt	—		—		—		—		—		—		130,000
Bridge Loan	—		200,000		—		—		—		—		—
Total Long-Term Debt, Net of Current Portion	404,721		174,664		174,654		174,592		174,526		174,464		—
Series A Mandatorily Redeemable Preferred Stock	46,411		—		—		—		—		—		—
Common Stockholder's Equity	153,259		225,742		449,248		347,079		326,251		307,656		254,046

Total Capitalization(3)	$604,391		$600,406		$623,902		$521,671		$500,777		$482,120		$254,046

(footnotes on following page)

(footnotes from previous page)

(1)	Ratio of Earnings to Fixed Charges is computed by dividing Earnings by Fixed Charges. For purposes of this calculation, ''Earnings'' is Income Before Income Taxes plus Fixed Charges less Capitalized interest. ''Fixed Charges'' is Interest expense plus Capitalized interest. In 1998, Earnings were inadequate to cover Fixed Charges by $14.8 million. This calculation differs from the Fixed Charge Coverage Ratio as defined in the Indenture. The following table sets forth the components of this ratio:

	Southern Star				Predecessor
	Nine Month Period Ended September 30, 2003		For the Period November 16 through December 31, 2002		For the Period January 1 through November 15, 2002		Years Ended December 31, 2001 2000 1999 1998
	(In thousands)				(In thousands)
Fixed Charges:
Interest expense	$32,209		$3,727		$11,710		$13,502		$11,153		$16,469		$14,690
Capitalized interest	151		(14)		416		639		334		357		116

Fixed Charges	$32,360		$3,713		$12,126		$14,141		$11,487		$16,826		$14,806

Earnings:
Add:
Income (Loss) Before Income Taxes	$3,135		$1,277		$24,078		$34,589		$30,768		$31,192		$(14,680)
Fixed Charges (calculated above)	32,360		3,713		12,126		14,141		11,487		16,826		14,806
Deduct:
Capitalized interest	(151)		14		(416)		(639)		(334)		(357)		(116)

Earnings	$35,344		$5,004		$35,788		$48,091		$41,921		$47,661		$10

Ratio of Earnings to Fixed Charges	1.09	x	1.35	x	2.95	x	3.40	x	3.65	x	2.83	x	—

(2)	Working Capital is calculated as current assets minus current liabilities, not including Current Maturities of Long-Term Debt or bridge loans.
(3)	Total Capitalization is calculated as bridge loans plus Long-Term Debt, Net of Current Portion plus preferred stock plus warrants plus Common Stockholder's Equity.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Southern Star Central Corp. and Subsidiaries (collectively, the ''Company'')

      The following discussion of our financial condition and results of operations should be read in conjunction with the accompanying consolidated financial statements and the related notes thereto included elsewhere in this prospectus. Comparisons to prior periods have been made for discussion purposes; however, all prior periods discussed below reflect the financial condition and results of operations for Central, our predecessor company, which are not comparable to the post-acquisition periods presented for the Company. Major differences are noted in the discussions below.

General

The Acquisition

      On September 13, 2002, Southern Star Central Corp. (''Southern Star'') entered into a purchase and sale agreement with a subsidiary of The Williams Companies, Inc. (''Williams'') for the acquisition (the ''Acquisition'') of all of the capital stock of Southern Star Central Gas Pipeline, Inc. (''Central'') and all of the membership units of Western Frontier Pipeline Company, L.L.C. (''Western Frontier''). The sale became effective on November 16, 2002. Prior to that date, Central, then known as Williams Gas Pipelines Central, Inc., was wholly owned by Williams. Effective December 9, 2002, Central changed its name to Southern Star Central Gas Pipeline, Inc. Western Frontier was formed by Williams for potential development of a natural gas pipeline in the Rocky Mountain region; development of that project was suspended by Williams in June 2002. Central is Southern Star's only operating subsidiary. As of September 30, 2003, Central and Western Frontier were wholly-owned subsidiaries of Southern Star.

The Business

      Central is an interstate natural gas transportation company that owns and operates a regulated interstate natural gas pipeline system located in Colorado, Kansas, Missouri, Nebraska, Oklahoma, Texas and Wyoming. Central's system serves customers in each of these states, including customers in major metropolitan areas in Kansas, Missouri and Oklahoma, Central's chief market areas. Central's gas pipeline system has a delivery capacity of approximately 2.3 Bcf of gas per day composed of approximately 6,000 miles of various diameter pipe. Central operates eight underground storage fields, seven in Kansas and one in Oklahoma, with an aggregate working gas storage capacity of approximately 43 Bcf and an aggregate delivery capacity of approximately 1.2 Bcf/day. These storage fields enable Central to balance daily receipts and deliveries and provide storage services to customers.

      At September 30, 2003, Central had transportation contracts with approximately 180 shippers. Shippers include regulated gas distribution companies, municipalities, intrastate pipelines, direct industrial users, electric generation plants and gas marketers and producers and their affiliates. Central transports gas to approximately 625 delivery points, including regulated gas distribution companies, municipalities, power plants, interstate and intrastate pipelines and large and small industrial and commercial customers.

The Transition

      Prior to the Acquisition, Central shared management, employees, office facilities and information systems with one or more Williams affiliates. Most general and administrative services and functions, such as human resources, accounting, legal and information technology services, and most senior management functions were performed by other Williams affiliates. In connection with the Acquisition, Central became a stand-alone organization, increasing its employee base by approximately 100 general, administrative and management personnel. In conjunction with the Acquisition, Southern Star and Williams entered into an agreement to provide for the transition of the previously shared services and functions from Williams to the new Central organization. The transition of these services and functions was completed on schedule in May 2003.

      In connection with the transition of Central to a stand-alone entity, Southern Star entered into a Management Services Agreement, dated as of November 20, 2002, with Energy Worx, Inc. (''Energy Worx''), which is a wholly-owned subsidiary of Southern Union Company. Pursuant to this agreement, Energy Worx agreed to provide certain services for Central, including assistance with the management and operations of the pipeline during the transition period. On May 12, 2003, this agreement was terminated. It has been determined that such external managerial assistance is not necessary for future operations given the experience and abilities of Central's management team, and thus no similar arrangement has been pursued.

      At the time of the Acquisition, Southern Star also entered into an agreement with Williams to accommodate the migration of Central's information systems from the Williams' operating environment to Central's operating environment. The migration was substantially completed in August 2003.

      Central has incurred approximately $3.6 million of non-recurring general and administrative expenses and approximately $3.2 million of capital expenditures in 2003 in connection with the transition and migration to a stand-alone entity. The capital expenditures relate to the purchase and implementation of new computer hardware and software licenses. Central expects that the on-going cost of operating these systems and services as a stand-alone entity will be less than or consistent with the costs and expenses for such systems and services as allocated to Central by Williams prior to the Acquisition. In addition to these non-recurring costs, the most significant impacts of the Acquisition by Southern Star on Central's results of operations are expected to be increased property and liability insurance premiums and increased property taxes. These increases are anticipated to be largely offset by the elimination of overhead cost allocations by Williams and other benefits of operating Central as a stand-alone entity.

Basis of Presentation and Acquisition Accounting

      The Acquisition by Southern Star was accounted for under the purchase method of accounting, as required by SFAS No. 141, ''Business Combinations''. A tentative purchase price allocation has been made and is reflected in the accompanying financial statements. The allocation is preliminary until Southern Star finalizes additional information about the fair value of assets and liabilities acquired. Accordingly, the amounts recorded are likely to change when finalized.

      As Central's rates are regulated by the FERC, and the FERC does not allow recovery in rates of amounts in excess of original cost, Central's historical assets and liabilities are deemed to be equal to fair value. The Acquisition purchase price of $380.0 million, net of $175.0 million debt acquired, and $7.2 million in related Acquisition costs exceeded the net book value of Central's historical assets and liabilities at the Acquisition date by approximately $33.8 million, which has been classified as goodwill and will not be amortized, but will be subject to an annual impairment test. The purchase price allocation is expected to be completed in the fourth quarter of 2003.

      The Acquisition was treated as a Section 338(h)(10) election under the Internal Revenue Code, whereby a new cost basis for Central's assets was established for income tax purposes. Pursuant to this election, all of Central's deferred tax balances were eliminated at the Acquisition date.

      Pursuant to the purchase and sale agreement, Williams retained certain assets and liabilities consisting primarily of accrued taxes and employee benefit liabilities. Central assumed certain employee benefit liabilities related to Williams employees who transferred to Central as a result of the sale. The accompanying balance sheets for the Company include those adjustments.

      In connection with its purchase of Central in 1983, Williams paid a purchase amount that exceeded Central's historical net book value. This excess was allocated to Central's property, plant and equipment and, prior to the Acquisition, was being amortized at the rate of approximately $4.3 million per year.

Critical Accounting Policies

Accounting for the Effects of Regulation

      Like all natural gas pipeline operators, Central is subject to regulation by the FERC. SFAS No. 71, ''Accounting for the Effects of Certain Types of Regulation,'' provides that rate-regulated public utilities account for and report regulatory assets and liabilities consistent with the economic effect of the way in which regulators establish rates if the rates established are designed to recover the costs of providing the regulated service and if the competitive environment makes it reasonable to assume that such rates can be charged and collected. Accounting for businesses that are regulated and apply the provisions of SFAS No. 71 can differ from the accounting requirements for non-regulated businesses. Transactions that are recorded differently as a result of regulatory accounting requirements include the capitalization of an equity return component on regulated capital projects, employee related benefits and other costs and taxes included in, or expected to be included in, future rates. As a rate-regulated entity, Central has determined that it is appropriate to apply the accounting prescribed by SFAS No. 71 and, accordingly, the accompanying financial statements include the effects of the types of transactions described above that result from regulatory accounting requirements.

Revenues Subject to Refund

      The FERC regulatory processes and procedures govern the tariff and rates that Central is permitted to charge to customers for its services. Key determinants in the ratemaking process are (i) volume throughput assumptions, (ii) costs of providing service, including depreciation expense, and (iii) allowed rate of return, including the equity component of a pipeline's capital structure and related income taxes. Accordingly, at any given time, some of the collected revenues may be subject to possible refunds required by final order of the FERC. Central records estimates of rate refund liabilities based on its and other third-party regulatory proceedings, advice of counsel and estimated total exposure, as discounted and risk weighted.

      Central was not an applicant or proponent in any pending general rate proceedings at the FERC as of September 30, 2003 and is under no current obligation by the FERC or its customers to file for present or future general rate changes. Because Central was not involved in any rate case proceedings at the FERC as of September 30, 2003, Central had no potential rate refunds accrued as of that date.

Contingent Liabilities

      Management establishes reserves for estimated loss contingencies when assessments determine that a loss is probable and the amount of the loss can be reasonably estimated. Adjustments to contingent liabilities are reflected in income in the period in which different facts or information become known or circumstances change that affect previous assumptions with respect to the likelihood or estimation of loss. Reserves for contingent liabilities are based upon management's assumptions and estimates, advice of legal counsel or other third parties regarding the probable outcome. Should the outcome differ from the assumptions and estimates, revisions to estimated reserves for contingent liabilities would be required.

Other

      Please refer to the accompanying Notes to Consolidated Financial Statements for a complete discussion of significant accounting policies.

Recent Accounting Standards

      In May 2003, the Financial Accounting Standards Board (''FASB'') issued SFAS No. 150, ''Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity''. SFAS No. 150 establishes standards for how an issuer classifies and measures three classes of freestanding financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). SFAS No. 150 was effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at various dates through 2005. The Company adopted SFAS No. 150 in the third quarter 2003. The impact of adopting SFAS No. 150 did not have a material effect on the Company's financial position or results of operations.

      In January 2003, the FASB issued Interpretation No. (''FIN'') 46, ''Consolidation of Variable Interest Entities'', an interpretation of Accounting Research Bulletin No. 51. This interpretation explains how to identify variable interest entities and how an enterprise assesses its interests in a variable interest entity to decide whether to consolidate that entity. This interpretation requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. The Company expects that application of this interpretation will not have a material effect on the Company's financial position, results of operations or cash flows.

      Effective January 1, 2003, Southern Star adopted SFAS No. 143, ''Accounting for Asset Retirement Obligations.'' SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made, and that the associated asset retirement costs be capitalized as part of the carrying amount of the long-lived asset. Central has not recorded liabilities for retirement of its pipeline transmission assets, since a reasonable estimate of the fair value of the retirement obligations for these assets cannot be made, as the remaining life of these assets is not currently determinable. Accordingly, the impact of adopting the statement did not have a material effect on the Company's financial position or results of operations. Had SFAS No. 143 been adopted at the beginning of 2002, the impact to the Company's operating income and net income would have been immaterial.

      The Company has adopted FIN 45, ''Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of SFAS No. 5, 57, and 107 and a rescission of FASB Interpretation No. 34''. FIN 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. FIN 45 also clarifies that a guarantor is required to recognize at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions were applicable to guarantees issued or modified after December 31, 2002. The impact of adopting the interpretation did not have a material effect on the Company's financial position or results of operations.

Results of Operations

Comparison of the Nine Months Ended September 30, 2003 and 2002

      Results of operations for both periods reflect the operations of Central, the only operating subsidiary of Southern Star. Both periods include the application of purchase accounting. The nine month period ended September 30, 2002 reflects the impact of the 1983 acquisition by Williams as discussed above while the nine month period ended September 30, 2003 reflects the Acquisition by Southern Star. Therefore, the periods are not comparable.

      Operating revenues were $118.4 million for the nine months ended September 30, 2003, a $1.7 million decrease from the same period in the prior year, primarily due to $1.1 million lower storage revenues in the current year. Storage revenues were lower during the first quarter due to lower inventories in storage resulting from higher gas prices and a colder winter in 2003 as compared to the same period in 2002.

      Operations and maintenance expenses for the 2003 period decreased by $1.4 million, or 5.4%, from $26.5 million for the prior year period, principally due to $0.5 million of gas losses recorded in 2002 and partially due to $0.3 million lower expenses for outside services.

      Administrative and general expenses were $31.6 million and $30.7 million, for the nine month periods ended September 30, 2003 and 2002, respectively, an increase of 3.0%. The increase is primarily attributable to a $1.7 million increase in 2003 labor, $3.1 million increase in 2003 property and liability insurance premiums, and $3.6 million of costs related to the transition from Williams. These increases were partially offset by decreases due to Williams' overheads and allocated charges of $7.0 million in 2002.

      Depreciation expense was $2.6 million lower for the first nine months of 2003 as compared to $24.5 million for the same period in 2002, a decrease of 10.7%. The decrease is primarily attributable to Williams' excess cost amortization in 2002 of $3.2 million. Southern Star's excess cost was classified as goodwill in 2003 and is not being amortized.

      Taxes other than income taxes increased by $0.1 million, or 1.4%, to $8.2 million for the nine months ended September 30, 2003. The increase is the result of anticipated increases in state property tax assessments after giving effect to the Acquisition.

      Interest expense was $32.2 million for the nine months ended September 30, 2003 as compared to $10.0 million for the nine months ended September 30, 2002. This $22.2 million increase is attributable to $11.1 million in interest charges on the debt issued to finance the Acquisition, $5.9 million of related debt issuance cost amortization, and $5.3 million for dividends and other costs associated with Southern Star's preferred stock issued in January 2003. See Note 5 to the September 30, 2003 Consolidated Financial Statements for further discussion on notes payable and long-term debt.

      Miscellaneous other income was $3.2 million in the first nine months of 2003 compared to $6.7 million of miscellaneous expense for the same period in the prior year. In June 2002, Williams suspended Central's Western Frontier business development project and recognized as expense $7.5 million of associated costs. In the third quarter 2003 Southern Star reached a $2.9 million favorable settlement of a reserve for an abandoned business development project.

      Income tax expenses were $3.5 million for the nine months ended September 30, 2003, a decrease of $6.1 million from the same period in 2002. In the second quarter of 2002, Central recorded deferred tax expenses of $3.9 million related to a Williams prior year audit adjustment. For 2003, $5.3 million of costs and expenses associated with Southern Star's preferred stock are not tax deductible. Excluding the above adjustments, the Company's effective tax rate for the current year period is 41.1% as compared to the 39.5% in the prior period.

Comparison of the Years ended December 31, 2002 and 2001

      Results of operations for both periods include the operations of Central, Southern Star's only operating subsidiary. Results of operations for periods prior to November 16, 2002 reflect Central only, as the predecessor entity to Southern Star. Both periods include the application of purchase accounting. Periods prior to November 16, 2002 reflect the impact of the 1983 acquisition by Williams while the period November 16 through December 31, 2002 reflects the Acquisition by Southern Star. Therefore, the periods presented are not comparable.

      Operating revenues for 2002 increased by $1.1 million, or less than 1%, from $158.8 million for 2001, primarily due to increased storage revenues in 2002 as a result of higher storage inventory resulting from warmer weather. The increase in revenues was partially offset by lower surcharges flowing through to customers. The FERC allows recovery of certain costs from customers via surcharges; the costs are recorded in administrative and general expenses while the surcharges recovered are recorded in revenues, resulting in no impact on net income.

      Operations and maintenance expenses in 2002 decreased by $2.7 million, or 7.3%, from $36.6 million for the prior year, principally due to lower gas volumes lost in the Webb storage field and maintenance projects and expenses that were planned for 2002, but were delayed or canceled due to Williams' spending cuts. Williams significantly reduced spending by all of its subsidiaries in 2002 as a result of cash and credit constraints. These expenses are partially offset by a 2001 credit for insurance proceeds on environmental costs related to a regulatory settlement.

      Administrative and general expenses in 2002 increased by $1.6 million, or 4.3%, from $37.5 million for the prior year, generally due to $0.9 million in higher property and liability insurance premiums, a 2001 credit of $0.6 million for partial proceeds from an insurance settlement related to gas losses in the Elk City storage field and a $1.2 million adjustment to reduce bad debt reserves. These increases were partially offset by $0.6 million lower expenses related to the surcharges discussed above.

      Miscellaneous other expenses in 2002 were $5.7 million, compared to $3.9 million of miscellaneous other income for the prior year. Included in 2002 miscellaneous other expenses is a $7.6 million charge for the termination of the Western Frontier project, and a $3.3 million reserve for costs related to the suspension of work on another business development project which is partially offset by a $4.2 million favorable adjustment, in November 2002, to Central's reserve for settlement of the Kansas Ad Valorem Tax Reimbursement related to settlements with certain parties, as discussed in Note 5 to Central's 2002 Financial Statements. The Western Frontier project was terminated in June 2002. The other business development project was for connection of service with a power plant in Oklahoma. Central was notified in November 2002 of the customer's intent to revisit the terms of the project. Central is currently in negotiation for acceptable termination of the project and settlement of costs incurred to date. Miscellaneous income of $2.3 million was recorded in 2001 related to the Elk City storage field insurance settlement described above.

      Interest income in 2002 decreased by $0.6 million, or 33.0%, from $1.8 million for the prior year. Prior to the November 2002 acquisition, Central was included in Williams cash management program, whereby Central's cash was advanced to Williams and repaid as needed to fund operations. Central advanced less cash to Williams in 2002 compared to the prior year, and 2002 includes only 10.5 months of interest earnings on cash advances to Williams, since the full balance of the advances was dividended to Williams at the date of the acquisition by Southern Star.

      Income taxes increased by $0.1 million from $13.8 million for the prior year. Income tax adjustments of $3.9 million were made by Williams in 2002 prior to the acquisition related to a prior period audit adjustment. Excluding this adjustment, the overall effective tax rate for both periods was approximately 40%.

Comparison of the Years ended December 31, 2001 and 2000

      Results of operations for the years ended 2001 and 2000 reflect the operations of Central, the predecessor entity to Southern Star. Both periods include the application of purchase accounting in regard to the 1983 acquisition by Williams.

      Operating revenues in 2001 decreased by $4.0 million, or 2.5%, from $162.8 million for 2000, primarily as a result of a $5.0 million favorable regulatory settlement in 2000 and $1.9 million lower surcharges flowed through to customers (see discussion above), partially offset by overall higher transportation revenues.

      Operating and maintenance expenses in 2001 decreased by $5.0 million, or 12%, from $41.6 million for the prior year, principally due to a $2.4 million charge in 2000 relating to a FERC settlement regarding gas losses in the Webb storage field and $1.0 million in insurance proceeds in 2001 for recovery of environmental costs related to a regulatory settlement.

      Administrative and general expenses in 2001 decreased by $6.1 million, or 14.0%, from $43.6 million for the prior year, $1.9 million of which related to lower surcharges flowing through to customers. Additionally, expenses in 2000 included $1.8 million in costs related to the relocation of the office headquarters from Oklahoma to Kentucky and $0.6 million in higher incentive plan costs. Expenses for 2001 included $1.9 million lower pension and group insurance costs, primarily as a result of a non-recurring pension adjustment. Taxes, other than income taxes, in 2001 decreased by $1.6 million, or 14.1%, from $11.4 million for the prior year, primarily due to a 2000 increase in property tax accruals related to prior years.

      Interest expense in 2001 increased by $2.3 million, or 21.1%, from $11.2 million for the prior year, primarily as a result of $2.8 million in favorable adjustments in 2000 related to the regulatory settlements discussed above.

      Interest income in 2001 decreased by $1.8 million, or 49.3%, from $3.6 million in 2000 due to the collection in 2000 of $1.8 million of interest on gas supply realignment reimbursements due from customers.

      Miscellaneous other income was $3.9 million in 2001 compared to $1.2 million in 2000. Included in 2001 miscellaneous other income is $2.3 million related to an insurance settlement for gas losses in the Elk City Storage field.

      In 2000, Central recorded a gain of $2.8 million related to the sale of excess gas in storage.

      Income taxes in 2001 increased by $1.6 million, or 12.7%, from $12.2 million for the prior year, commensurate with higher pre-tax income. The overall effective tax rate was approximately 40% in both years.

Liquidity and Capital Resources

      The Company expects to fund its capital requirements with cash flows from operating activities, from borrowings under the working capital line described below and by accessing capital markets as needed to support operations and capital expenditures.

      Net cash provided by operating activities for the nine month periods ended September 30, 2003 and 2002 was $55.6 million and $25.9 million, respectively. Cash from operating activities was lower in 2002 primarily due to $16.7 million in payments to Williams. In 2003 an $8.0 million special deposit from the Company's bridge loan financing was returned.

      Net cash used in financing activities for the nine months ended September 30, 2003 was $11.1 million. There was no cash flow related to financing activities for the same period in 2002. Proceeds from the Company's 2003 financings, discussed below, were used, in part, to repay the Company's bridge loan incurred to finance the Acquisition. Additionally, in 2003, the Company paid dividends on its preferred stock, purchased stock, and returned capital to its parent. Each of these events is further discussed below and in the Notes to the September 30, 2003 Consolidated Financial Statements.

      Net cash used in investing activities for the nine month periods ended September 30, 2003 and 2002 was $15.5 million and $25.8 million, respectively. Capital expenditures for the 2003 period were $3.3 million lower than the prior year, primarily due to timing of expenditures. Cash capital expenditures are projected to be $27.6 million in 2003, of which $15.5 million had been spent through September 30, 2003. During the first nine months of 2002, Central's cash advances (described below) to Williams increased by $7.0 million.

      Net cash provided by operating activities for the years ended December 31, 2002, 2001 and 2000 was $41.6 million, $76.7 million and $88.6 million, respectively. The decrease in net cash provided by operating activities in 2002 is primarily attributable to the collection of receivables from customers for gas supply realignment costs in 2001 and 2000 and increased insurance premiums for 2002 related to Central's new insurance program.

      Net cash used in investing activities for the years ended December 31, 2002, 2001, and 2000 was $382.6 million, $76.8 million and $88.5 million, respectively. The year ended December 31, 2002 reflects the $387.3 million acquisition of Central as discussed in Note 3 to Central's 2002 Financial Statements. Net cash used in 2001 includes $39.5 million of advances to affiliates under Williams cash management program resulting from proceeds of the receivable collections described above. Net cash provided in 2002 includes a $30.5 million return of advances to affiliates under Williams cash management program, which was simultaneously dividended to Williams as a term of the acquisition by Southern Star. Capital expenditures in 2002, 2001 and 2000 included $4.9 million, $24.9 million and $28.8 million, respectively, for expansion projects. Capital expenditures for the years ended December 31, 2002, 2001 and 2000 were $25.1 million, $78.9 million and $51.7 million, respectively.

      As a subsidiary of Williams, Central participated in Williams' cash management program, pursuant to which funds were advanced to Williams on a daily basis and repaid to Central as needed to fund operations. The advances were represented by demand notes payable to Central.

The interest accrued on the advances was based on LIBOR plus an applicable margin. On November 15, 2002, Central's advance balance, net of intercompany receivables and payables, of $30.5 million was dividended to Williams as a term of the sale to Southern Star.

      In January 2003, Southern Star issued $50.0 million in preferred stock to a third-party investor. The issuance included a Warrant for two shares of common stock, which represented 2% of the then outstanding common shares. The preferred stock, as amended in August 2003, carried a dividend rate of 9% through August 6, 2003, carries a 9.25% rate through January 2005, and an 8.25% rate thereafter. Dividends are payable semiannually in May and November. The terms of the issuance are further described in Note 6 of the Notes to the September 30, 2003 Consolidated Financial Statements. Proceeds of the issuance were used to purchase 22.22 shares of outstanding stock, which are now held as treasury shares. On August 8, 2003, the Warrant was amended to 1.587 shares, or 2% of the then outstanding common shares. The Warrant was exercised on August 15, 2003 at the exercise price, resulting in the value of the Warrant being reclassified from temporary equity to paid-in-capital in the consolidated balance sheet.

      On August 8, 2003, Southern Star issued $180.0 million of 8.5% Senior Secured Notes due August 1, 2010 (the ''Senior Notes''). The Senior Notes were sold under Rule 144A and Regulation S of the Securities Act to qualified institutional buyers. Pursuant to the terms of the issuance, the Company is required to file a registration statement, on or before December 6, 2003, with the Securities and Exchange Commission with respect to an offer to exchange the Senior Notes for substantially identical notes that are registered under the Securities Act. Interest on the Senior Notes is payable semiannually in February and August.

      The Senior Notes are secured by a pledge of the capital stock of Central, the Company's only operating subsidiary, and certain future direct domestic subsidiaries, as well as a pledge of 65% of the capital stock of certain future direct foreign subsidiaries. Southern Star currently has no direct or indirect foreign subsidiaries. The Senior Notes rank pari passu in right of payment with certain future senior secured debt to the extent secured by the same collateral. The Senior Notes are structurally subordinate to all existing and future indebtedness and other liabilities of the Company's subsidiaries. The Senior Notes have no mandatory redemption or sinking fund requirements; however, they do provide for partial redemption at the Company's option under certain circumstances prior to August 1, 2006 and full redemption at the Company's option on or after August 1, 2007.

      The Senior Notes are subject to certain covenants that restrict, among other things, the ability of the Company or its subsidiaries to make investments; incur additional indebtedness; pay dividends on, or redeem capital stock; create liens; sell assets; or engage in certain other business activities. See Note 8 to the September 30, 2003 Consolidated Financial Statements for further discussion of dividends and related restrictions.

      Southern Star received net proceeds of $176.0 million on August 8, 2003 and simultaneously repaid the $172.5 million balance of the bridge loan used to finance the Acquisition discussed above.

      In conjunction with the issuance of the Senior Notes, Central entered into a secured credit facility on August 8, 2003 (the ''Central Credit Facility''), with Union Bank of California providing for, among other things, a term loan of $50.0 million. The term loan matures on May 1, 2006. The loan bears interest at LIBOR plus 2.25%. The Central Credit Facility required Central to enter into an interest rate protection agreement, which effectively converts the term loan to a 5.07% fixed rate obligation. Central has applied the shortcut method, in SFAS No. 133, ''Accounting for Derivative Instruments and Hedging Activities,'' to account for the value of the swap. The valuation of the swap is reported in other liabilities and accumulated other comprehensive income on the accompanying balance sheets. The Central Credit Facility also includes a $10.0 million working capital line that Central may draw down to meet working capital needs. Loans made under the working capital line will mature no earlier than August 7, 2004. The working capital loans bear interest at LIBOR plus 2.75%. Net proceeds of $47.5 million were received on August 8, 2003 and were deposited in Central's general cash funds. To date, no amounts have been drawn on the working capital line. The loans under the Central Credit Facility may be prepaid at any time at Central's option, subject only to prepayment penalties, if any. There are also certain mandatory prepayment requirements.

      The Central Credit Facility is secured by certain customer contracts and physical assets of Central. The Central Credit Facility contains certain restrictive covenants, including limitations on mergers, consolidations, and sale of assets by Central, limitations on liens, limitations on incurrence of additional indebtedness, limitations on sale or other disposition of assets, maintenance of a minimum debt to total capitalization ratio, limitations on dividends and other distributions, and maintenance or replacement of material transportation contracts. Events of default include breach of covenants, misrepresentations, default or termination under material transportation contracts, certain cross-defaults, failure of Southern Star and its affiliates to own at least 51% of Central, Highstar's failure to control Southern Star, and Southern Star's consolidated debt to total capitalization ratio being greater than 70%.

      Central has outstanding $175.0 million of 7.375% senior notes due 2006. The terms of these notes provide that under certain circumstances they be equally and ratably secured by any collateral that Central uses to secure any of its other indebtedness. Because the Central Credit Facility is secured by certain assets, effective August 8, 2003, and for so long as the Central Credit Facility remains outstanding, these senior notes are senior secured obligations of Central.

      Central has a liability of $2.8 million for funds collected from producers pursuant to the Kansas Ad Valorem Tax Reimbursement, as discussed in Note 7 to the September 30, 2003 Consolidated Financial Statements. The funds are being held by Central pending distribution to customers upon receipt of final instruction from the Kansas Corporation Commission (KCC). Approximately $1.4 million, including interest, was distributed by Central in August 2003 pursuant to the direction of the KCC.

      In July 2003, Central received preliminary actuarial results for its pension and other postretirement benefit plans as of December 31, 2002. Based on this information, Central recorded, in July, a $13.2 million increase to its union pension plan obligation, a $0.1 million decrease to its salaried pension plan obligation, and a $9.7 million increase to its other postretirement benefit plans obligations. Actuarial results for the union pension plan obligation are now final. The increases in Central's obligations are primarily a result of changes in the underlying actuarial assumptions and market performance of the plans' assets during 2002. Since the Company follows SFAS No. 71, increases in the liabilities associated with these plans result in a corresponding increase in the regulatory assets for future recovery of these costs in Central's rates.

      A Tax Sharing Agreement has been executed by and among Southern Star and Central. Pursuant to this agreement, Southern Star and Central agreed to adopt a Federal and State Income Tax Policy (the ''Tax Policy'') which provides that Southern Star will file consolidated tax returns on behalf of itself and Central and pay all taxes shown thereon to be due. Central will make payments to Southern Star as though it were filing a separate return for its federal income tax liability. Southern Star has an obligation to indemnify Central for any liability that Central incurs for taxes of the affiliated group of which Southern Star and Central are members under Treasury Regulations Section 1.1502-6 (or any analogous or similar provision of state or local law).

      On July 31, 2003, the Company declared a dividend of up to $50.0 million payable to Highstar, its sole common stockholder on the record date, of which $25.0 million was paid in September 2003 and was recorded as a return of capital in the accompanying financial statements. Payment of the remaining balance is subject to conditions of Southern Star's Indenture and Series A Preferred Stock agreements and will not be recorded as declared until the conditions set forth in such agreements have been met.

      The declaration and payments of dividends or distributions to equity holders, under Southern Star's Senior Note Indenture is subject to a minimum fixed charge coverage ratio and available quarterly cash flows from operations, as defined in the Indenture. The Company's Series A Preferred Stock and related agreements also restrict the payment of dividends or distributions to Highstar through certain conditions, including a quarterly dividend payment limit.

Other

Contractual Obligations and Commitments

      The table below summarizes Central's significant contractual obligations and commitments for the years indicated after giving effect to the Central Credit Facility discussed above:

Payments Due by Period

	Short Term Debt	Long Term Debt and Preferred Stock	Operating Leases	Capital Expenditure Commitments	Other Long Term Liabilities(1)	Total Contractual Obligations
	(In millions)
2003	$4.0	$—	$2.1	$20.4	$4.0	$30.5
2004	—	—	2.5	—	2.0	4.5
2005	—	—	1.0	—	—	1.0
2006	—	225.0	0.1	—	—	225.1
2007	—	12.1	—	—	—	12.1
After 2007	—	232.2	—	—	—	232.2

Total	$4.0	$469.3	$5.7	$20.4	$6.0	$505.4

(1)	Other Long Term Liabilities refers to gas supply realignment costs. See discussion in Note 6 to Central's 2002 Financial Statements.

      Capital expenditure commitments at December 31, 2002 were $20.4 million, generally for construction and expansion projects to be completed in 2003. This amount included approximately $10.0 million for a project that was subsequently terminated. The remaining $10.4 million is included in estimated 2003 capital expenditures of $27.6 million.

Contingencies

      On March 7, 2003, AIG Highstar Capital, L.P. (''Highstar''), the majority owner of the Company, received a civil investigative demand (''CID'') from the Department of Justice (''DOJ'') regarding the acquisition of Central. As of November 1, 2003, Highstar had responded to all of the requests for documents and information made in the CID. The DOJ has not alleged any claim in connection with the CID nor has the DOJ proposed any remedial action or imposed any penalty. Highstar denies any antitrust violation in connection with its acquisition of Central. Southern Star cannot predict at this time whether the DOJ will continue its investigation beyond the original CID or what remedies, if any, the DOJ may seek should the investigation result in a claim.

      The Company is not currently an applicant or proponent in any pending rate cases before the FERC and is under no obligation to file a new rate case, but is permitted to do so at anytime. See Note 7 of the Notes to the September 30, 2003 Consolidated Financial Statements for information about regulatory, judicial and business developments that may cause operating and financial uncertainties.

      The Company is making plans to lease a new headquarters building in Owensboro, Kentucky. Construction began in the fourth quarter of 2003. The project is expected to cost in the range of $8.0 - $9.0 million and will be financed by a community foundation through the issuance of industrial development bonds. Central plans to enter into a capital lease for the use of the facilities. The lease term is expected to extend approximately 20 years, after which ownership of the facilities will transfer to Central for a nominal fee. The financing arrangements will qualify as ''Permitted Debt'' and ''Permitted Indebtedness'', respectively, under the terms of the Indenture and the Central Credit Facility.

Effects of Inflation

      The Company generally has experienced increased costs in recent years due to the effect of inflation on the cost of labor, materials and supplies and property, plant and equipment. A portion of the increased labor, materials and supplies cost can directly affect income through increased operating and administrative costs. The cumulative impact of inflation over a number of years has resulted in increased costs for current replacement of productive facilities. The majority of the Company's property, plant, equipment and inventory is subject to ratemaking treatment, and under current FERC practices, recovery is limited to historical costs. While amounts in excess of historical cost are not recoverable under current FERC practices, the Company believes it will be allowed to recover and earn a return based on the increased actual costs incurred when existing facilities are replaced. Cost based regulation, along with competition and other market factors, limits the Company's ability to price services or products based upon the effect of inflation on costs.

Seasonality

      Substantially all of our operating revenues are generated from the collection of fixed monthly reservation fees for transportation service. As a result, fluctuations in natural gas prices and actual volumes transported and stored have a limited impact on our operating revenues. Since the fixed monthly reservation fees are generally consistent from month to month, our operating revenues do not fluctuate materially from season to season.

      Generally, construction and maintenance on our pipeline occurs during the summer months when volume throughput is usually lower than during the winter heating season. As such, operating and maintenance expenses are generally higher in the second and third quarters and the majority of our capital expenditures are incurred during this time frame.

BUSINESS

Southern Star Central Corp.

      Southern Star was incorporated in the state of Delaware on September 11, 2002 as an intermediary holding company for the purpose of acquiring Central and Western Frontier from Williams. We are owned substantially by Highstar, a private equity fund formed to make equity investments in infrastructure projects and operating companies, focusing mainly on investment opportunities in the energy, transportation and environmental services sectors in the United States. The general partner of Highstar is an indirect wholly-owned subsidiary of, and Highstar is managed by, AIG Global Investment Corp.

      On September 13, 2002, Southern Star entered into a purchase and sale agreement with Williams Gas Pipeline Company, LLC, a wholly-owned subsidiary of The Williams Companies, Inc., for the acquisition of all of the capital stock of Williams Gas Pipelines Central, Inc. (which was subsequently renamed Southern Star Central Gas Pipeline, Inc.) and all of the membership interests in Western Frontier Pipeline Company, L.L.C., a Delaware limited liability company. The purchase price was $555 million, consisting of $380 million in cash plus the assumption of $175 million in outstanding debt. The acquisition was closed on November 15, 2002.

      We operate as a holding company for our regulated gas pipeline operations and development opportunities. Central is our only operating subsidiary and the sole source of our operating revenues and cash flows. We also own the development rights for the Western Frontier project, for which we are currently exploring development and construction possibilities.

Southern Star Central Gas Pipeline, Inc.

      Central is an interstate natural gas transportation company that owns and operates a regulated natural gas pipeline system, including facilities for gas transmission and gas storage. Our system operates in Colorado, Kansas, Missouri, Nebraska, Oklahoma, Texas and Wyoming, and serves customers in each of these states, including customers in major metropolitan areas in Kansas, Missouri and Oklahoma. Our primary market areas include Kansas City, Kansas; Wichita, Kansas; Topeka, Kansas; Lawrence, Kansas; Oklahoma City, Oklahoma; St. Joseph, Missouri; Joplin, Missouri; Kansas City, Missouri; and Springfield, Missouri. Central's gas pipeline system has a delivery capacity of approximately 2.3 Bcf of gas per day and as of December 31, 2002, was composed of approximately 6,000 miles of various diameter pipe. Central operates eight underground storage fields, seven in Kansas and one in Oklahoma, with an aggregate working gas storage capacity of approximately 43 Bcf and an aggregate delivery capacity of approximately 1.2 Bcf/day. The storage fields contain 576 injection/withdrawal wells and 61 observation wells. The combination and market proximity of our integrated transportation and storage system allows us to provide multiple, high-value services to our customers. Our service offerings include combined transportation/storage, transportation, storage, park and loan, and pooling. For the year ended December 31, 2002, 93% of our operating revenues were obtained through firm reservation charges and 7% through commodity charges.

      At December 31, 2002, we had transportation contracts with approximately 180 shippers. Shippers include regulated gas distribution companies, municipalities, intrastate pipelines, direct industrial users, electric generation plants and gas marketers and producers. We transport gas to approximately 625 delivery points, including regulated gas distribution companies, municipalities, power plants, interstate and intrastate pipelines and large and small industrial and commercial customers.

      For the year ended December 31, 2002, approximately 86% of our total operating revenues were generated from long-term contracts with our top ten customers. Gas transportation services for our two largest customers, Missouri Gas Energy Company, a division of Southern Union Company (approximately 30%), and Kansas Gas Service Company, a division of Oneok, Inc. (approximately 26%), accounted for approximately 56% of our operating revenues for the year ended December 31, 2002. Missouri Gas Energy Company sells or resells gas to residential, commercial and industrial customers principally in certain major metropolitan areas of Missouri.

Kansas Gas Service Company sells or resells gas to residential, commercial and industrial customers principally in certain major metropolitan areas of Kansas. We have had significant business relationships with both of these customers or their predecessors for more than 20 years.

      As with all interstate natural gas pipelines, our transmission and storage activities are subject to regulation by the FERC and, as such, our rates and charges for the transportation of natural gas in interstate commerce, the extension, enlargement or abandonment of our jurisdictional facilities, and our accounting, among other things, are subject to regulation. For rate purposes, we have divided our service territory into two discrete geographical areas: the Production Area, which is generally located in Wyoming, Colorado, Texas, Oklahoma and western Kansas, and the Market Area, which is generally located in Missouri, Nebraska and eastern Kansas. Central's Production Area rates and Market Area rates are additive when transporting gas from the Production Area to the Market Area and vice versa, and are designed to comply with FERC rate making policies and standards.

Competitive Strengths

      Stable, Recurring Revenues Contracted Under Long-Term Firm Agreements. For the year ended December 31, 2002, approximately 92% of our operating revenues were generated under long-term firm capacity agreements. Our transportation and storage agreements are generally contracted on a long-term basis and substantially all of our operating revenues are generated from the collection of fixed monthly reservation fees. As a result, fluctuations in natural gas prices and actual volumes transported and stored have a limited impact on our operating revenues in the short and medium term. Our firm capacity agreements have various expiration dates ranging from less than one year to 19 years. The average remaining primary term of our long-term firm agreements is approximately six years on a volume-weighted basis. We do not have any substantial transportation and storage agreements expiring in 2003 or 2004. Of our top ten customers for the year ended December 31, 2002, eight have been customers of ours or our predecessor companies for more than 20 years.

      Strong Competitive Position in Our Markets. We have a long history of providing service to our region and have developed strong customer relationships in our core markets. We deliver a significant percentage of the gas needs of the local gas distribution companies we serve, covering the major metropolitan areas of Kansas City, Kansas; Wichita, Kansas; Topeka, Kansas; Lawrence, Kansas; Oklahoma City, Oklahoma; St. Joseph, Missouri; Joplin, Missouri; Kansas City, Missouri; and Springfield, Missouri, as well as smaller cities and towns in Kansas, Missouri and Oklahoma. We currently are the only interstate pipeline in many of these areas with local on-system storage. We offer a variety of unique services to our customers to suit their specific needs, including no-notice transportation/storage service. See ''—Services.'' Our pipeline system has a web-like configuration with various segments of our pipeline system interconnected to each other, resulting in flexible on-system gas balancing capabilities. We believe our consistently high level of customer satisfaction is due to our flexible, reliable services, as well as the customized transportation solutions we offer to our customers at prices generally lower than those of our competitors.

      Constructing a Competing System Would Be Costly and Time Consuming. An interstate gas pipeline competitor desiring to install competing facilities would have to obtain FERC approval of the new facilities, services to be rendered and initial certificate rates, and would have to negotiate for right-of-way access with landowners before it could begin to construct and operate facilities. These regulatory, real estate and construction processes can be time consuming. After this start-up process, any new market entrant would lack certainty with respect to its cost-of-service and the adequacy of its initial rates, and would customarily be required to return to the FERC for a full rate proceeding roughly three years after the commencement of commercial service.

      Efficient Operations Resulting in a Competitive Cost Structure. The efficient operation of our pipeline system enables us to position ourselves as a low cost, high quality provider of transportation and storage services in our major market areas. We have attained our competitive cost structure by exercising strict expense and capital spending discipline and expanding our facilities to complement our existing infrastructure and geographic markets. By maintaining low costs, we maximize our earnings and cash flows and increase the opportunity for earning a rate of return on equity that is consistent with the regulated return allowed by the FERC.

      Strategic Location of Our System. Our natural gas pipeline system is well-positioned in the central United States with access to gas supplies in the midwest and Rocky Mountain regions. We have 31 pipeline interconnects, of which 17 are with major interstate pipelines that provide additional natural gas sources from most major basins. These interconnects allow the interaction of our system with a substantial portion of the midwestern natural gas market as well as access to major domestic pricing hubs. The system receives gas supplies from the major production areas of the Kansas Hugoton region, Oklahoma region, Texas panhandle region and Wyoming Rocky Mountain region. The Kansas Hugoton region is a mature basin with substantial reserves. We expect that gradual production declines in this area will be offset by attracting new supplies from other regions, particularly the Rocky Mountain region. The Rocky Mountain region has substantial potential for future drilling and production. Our Rawlins-Hesston line, which extends from Wyoming to Kansas, generally operates at full capacity. We believe that our strategic location will continue to provide access to abundant gas supplies in the future.

      Flexible Pipeline Operations. The web-like configuration of our pipeline system, as opposed to a long line system, allows us to simultaneously provide gas transportation services on a forward haul and displacement basis. Therefore, we can transport gas from various points in multiple directions and are able to provide our shippers with low cost supply alternatives and flexible service options. Our web-like system and the strategic location of our storage areas allow us to provide no-notice and park and loan services, and enable shippers to offset supply disruptions, avoid pipeline bottlenecks and gas price fluctuations, and receive and deliver gas from multiple points on our system. Through our system storage and park and loan services, we provide our customers flexibility in managing their gas supply and transportation balancing needs.

      Safe and Reliable Operations. Operating our pipeline system safely and reliably has always been and remains a strategic business objective for Central. We are committed to making the necessary capital and operating expenditures to replace equipment for safety and reliability reasons. Between 1998 and 2001, Central has invested approximately $132 million in capital expenditures to maintain and enhance our pipeline, compression and metering facilities. As a result, we have operated safely, improved pipeline reliability, reduced system gas losses and reduced system transmission fuel requirements over this four year period. Our ongoing capital expenditure program includes a focus on our pipeline integrity and reliability.

      Strong Management Team. We have a seasoned operating management team, with most key members having at least 20 years of industry experience with Central and other pipelines and a strong understanding of the markets we serve. Our management team is active in industry related professional associations. Our management team focuses on operating our assets efficiently while providing a high level of service to our customers. This management team also has a comprehensive understanding of the regulatory environment under which we operate. The depth and strength of our management team enables us to identify and capitalize on expansion and growth opportunities and manage our assets efficiently.

Business Strategy

      The principal elements of our business strategy are to:

      Maintain Safe and Reliable Operations with a High Degree of Customer Satisfaction. We intend to continue to operate our transportation and storage facilities in a safe manner for our communities, customers, employees and the environment. We believe our record of long-term customer relationships and contract extensions is due in part to our safe, reliable and flexible transportation and storage services.

      Continue to Efficiently Operate and Control Costs of Our Existing Operations. We believe we can generate additional revenue and operating income by increasing and optimizing throughput on our existing pipeline system. Because of our relatively low variable costs of operation, increasing revenues generally leads directly to increased cash flow and improved margins. We intend to control our costs by focusing a portion of our capital expenditures on maintaining and enhancing pipeline safety and security, operational efficiency and overall performance.

      Strategically Expand Our Natural Gas Transportation and Storage Infrastructure. We believe that the demand for natural gas in our region will continue to increase due to the growing use of natural gas as a fuel for power generation facilities in response to environmental concerns. We also believe demand growth will support future expansions of our system's capacity. We intend to capitalize on our existing infrastructure, market position and customer relationships in order to expand operations to meet the increased demand for natural gas transportation and storage services, while maintaining access to substantial sources of natural gas supply. We have expanded, and will continue to expand, our infrastructure on the basis of long-term firm commitments from customers for the additional capacity or with customer commitments for financial reimbursements for improvements to existing facilities. For the year ended December 31, 2002, our capital expenditures totaled approximately $25.1 million, of which approximately $4.9 million was for expansion purposes.

Recent Expansion Projects

      We generally undertake expansion projects only when we have firm commitments from customers that we believe will provide revenues sufficient for Central to earn its regulated allowed return on investment. These customer commitments may take the form of actual reimbursement to us for the cost of the project or long-term firm capacity contracts for increased transportation or storage.

      Western Resources, Gordon Evans Phase II. In April 2001, Western Resources' contract demand at its Gordon Evans Plant was increased by 40,000 MMBtu/day to provide additional transportation service to fuel this 160 MW facility near Wichita, Kansas.

      Aries Power Plant. We constructed 1.5 miles of 24-inch pipeline, upgraded two reciprocating engines, installed a new 1,600 horsepower turbine and added delivery facilities to provide service to the 600 MW Aries power plant located southeast of Kansas City. The facility has an incremental summer contract demand of 58,000 MMBtu/day, and went into service in June 2001.

      Empire District Electric State Line Power Plant. We constructed new delivery facilities to accompany 37 miles of new 20-inch pipeline providing incremental transportation service to Empire's plant near Joplin, Missouri. The plant is capable of generating up to 500 MW, and the increased daily contract demand of 55,000 MMBtu/day became effective when the plant went into service in June 2001.

      City of Chanute, Kansas. We installed facilities to provide an additional 5,000 MMBtu/day of firm summer service to the City of Chanute's new 60 MW simple cycle plant. The plant went into service in April 2002.

      City Utilities of Springfield, Missouri. We installed facilities to provide enhanced service for Springfield's combustion turbines at its McCartney Station facility. The new 100 MW peaking facility became operational in May 2002 and will be served through Springfield's existing firm transportation contracts with Central.

      Northern Natural. Northern installed the majority of the facilities and we provided the tap on our line. It is designed to flow at a rate of 60,000 MMBtu/day and became operational in January 2003. This is a significant new supply interconnect on our Hugoton line in Kiowa County, Kansas.

      KCPL Gardner. KCPL has constructed 320 MW of peaking capacity near Gardner, Kansas. KCPL built the lateral to Central's system and we built the new meter station and associated interconnect facilities. The Gardner interconnect, placed in service in March 2003, has the advantage of providing incremental summer peaking throughput, thus improving the overall usage profile of the system. Incremental revenue will be limited to commodity revenue via seasonal transportation or released firm capacity. The cost of the meter station and related interconnect facilities was fully reimbursed by KCPL.

      BP Energy. BP and Central entered into agreements for firm transportation service from the Echo Springs plant in Wyoming to Questar's Skull Creek delivery point. Minimal facility costs were required to implement this transaction and were fully reimbursed by BP. Service began in May 2003.

      Southwest Missouri. The Southwest Missouri expansion consists of 15.7 miles of 20-inch pipe and modifications at the Saginaw compressor station. The in-service date is projected for early 2004. The capital cost of the project is projected to be $10.5 million, and the annual revenue increase is projected to be $2.5 million in year one, increasing to $3.1 million by year 15. Empire District Electric has contracted for an additional firm contract of 28,800 MMBtu/d for its State Line Power Plant and an additional 35,000 MMBtu/d for its LaRussell Energy Center. Kansas Gas Service has subscribed for an additional firm contract of 3,000 MMBtu/d in the open season. As of September 30, 2003, we had spent $4.7 million for this project. Central has received all associated regulatory authorizations for this project from the FERC.

Potential Expansion Projects

      Cheyenne Plains. El Paso Corporation has requested a new interconnect with our system. This proposed receipt facility would be capable of delivering to Central up to 400,000 MMBtu/d of Rocky Mountain gas supplies from the developing reserves in that region. El Paso has filed with the FERC for authority to construct this greenfield project, known as ''Cheyenne Plains''. On October 22, 2003, FERC issued a Preliminary or Non-Environmental Determination Issues, which preliminarily authorizes construction and operation of Cheyenne Plains, subject to final environmental review. If completed, we expect that the Cheyenne Plains project would transport up to a total of 560,000 MMBtu/d from the Rockies to the mid-continent region beginning in 2005 and up to 730,000 MMBtu/d in 2006.

      Western Frontier Pipeline. Western Frontier was formed in connection with a proposed greenfield development project to move gas supplies from the Rocky Mountain region to Central's system in Kansas and Oklahoma. Western Frontier was designed to receive up to 540,000 MMBtu/d from the Cheyenne hub and Wattenburg processing plant. The 30' pipeline project would extend 340 miles from the Cheyenne hub to our existing system at our Kansas Hugoton compressor station, then extend another 60 miles to a second connection on our system on the Straight Blackwell line in Beaver County, Oklahoma. The FERC certificate filing for this project was withdrawn in 2002. However, in August 2003 we began investigating the feasibility of resurrecting the project and announced an ''open season'' to solicit interest in the Western Frontier or a related western expansion project. The Company is currently evaluating market interest in developing additional infrastructure to move gas to or from the Cheyenne hub area.

Pipeline Operations

      Central currently has 41 compressor stations with a sea level-rated capacity of approximately 224,000 horsepower. Twenty-eight of our compressor stations are controlled remotely by our Supervisory, Control and Data Acquisition, or SCADA, and station automation systems. The SCADA system gathers data from various points on the pipeline such as compressor stations, chromatographs and metering stations. Our Gas Control Center, located in Owensboro, Kentucky, remotely controls the operation of the automated engines at the compressor stations.

      The system receives gas supplies from the major production areas of the Kansas Hugoton region, Oklahoma producing region, Wyoming Rocky Mountain region and Texas panhandle producing region. The system has 31 pipeline interconnects with major interstate and intrastate pipelines that provide customers the opportunity to access natural gas from a variety of U.S. basins. Of the 31 interconnects, 13 are delivery points, 12 are receipt points, and six are bi-directional (both receipt and delivery) points. The large number and geographic diversity of interconnects provide Central's customers with a high degree of flexibility in sourcing gas supplies and independence from any single interconnect. These interconnects allow the interaction of our system with a substantial portion of the midwestern natural gas market.

      We have experienced average transportation volumes of 0.6 TBtu/d in the Market Area, 0.3 TBtu/d in the Production Area and 0.5 TBtu/d (0.6 TBtu/d in 2000) in the Production Area to the Production/Market Area interface in each of the last three years. This compares to our average firm reserved capacity of 1.8 TBtu/d in the Market Area, 0.5 TBtu/d (0.4 TBtu/d in 2000) in the Production Area and 0.8 TBtu/d in the Production Area to the Production/Market Area interface for the same period. In addition, our firm storage deliverability capacity has been 1.2 TBtu/d for each of these three years. We have had a consistent business relationship with our large local distribution company customers, including Missouri Gas Energy, Kansas Gas Service, Oklahoma Natural Gas, Aquila, Atmos Energy and City Utilities of Springfield. Our firm reserved capacity as of January 1, 2003 was 1.6 TBtu/d in the Market Area, 0.8 TBtu/d in the Production Area and 1.1 TBtu/d storage deliverability, compared to 1.6 TBtu/d, 0.8 TBtu/d and 1.2 TBtu/d, respectively, as of January 1, 1995.

Storage Operations

      We operate eight underground storage fields, seven in Kansas and one in Oklahoma, with an aggregate working gas storage capacity of approximately 43 Bcf and an aggregate delivery capacity of approximately 1.2 Bcf/day. The storage fields contain 576 injection/withdrawal wells and 61 observation wells.

      Our storage services are a key component of our service offerings. During peak demand days, approximately 50% of the firm gas delivered to customers is supplied from our storage fields. Our customers generally inject gas in warm months, when prices are often lower, and withdraw gas during colder, peak demand months. Storage also provides flexibility to manage weather sensitive loads, such as residential heating, with no disruption in service. Storage capacity enables the pipeline to operate more uniformly and efficiently throughout the year by balancing daily receipts and deliveries.

Services

      Transportation/Storage. We offer a no-notice service that combines our firm transportation and firm storage services to enable our customers to manage their weather sensitive needs. The storage component of this service provides the customer with the flexibility to purchase gas supplies from third parties and to inject such gas supplies into storage during the non-winter months when the cost of gas supplies is generally lower. During the winter months, the customer withdraws the stored gas supplies on a non-nominated basis to satisfy their weather sensitive needs. On peak days, these customers rely on the storage component of this service to satisfy up to two-thirds of their gas supply needs. This service accounted for approximately 62% of our 2002 operating revenues, and as of December 31, 2002, accounted for approximately 76% of our firm Market Area capacity, 43% of our firm Production Area capacity and 87% of our firm storage deliverability.

      Transportation. We offer both firm and interruptible transportation service. We transport natural gas from a receipt point to a delivery point and provide the related administrative functions, such as contracting, scheduling, billing and measuring and allocating gas flow into and out of the pipeline, principally on behalf of local gas distribution companies, power generators, industrials, marketers and producers. This service accounted for approximately 34% of our 2002 operating revenues, and as of December 31, 2002, comprised approximately 24% of our firm Market Area capacity and 57% of our firm Production Area capacity.

      Storage. We provide both firm and interruptible storage service. We have approximately 1.2 TBtu/d of firm storage deliverability capacity and 43 TBtu of on-system working gas storage capacity. Our storage service allows shippers to store natural gas close to their customers. Our storage facilities are strategically located in close proximity to our key market areas. The majority of the firm storage capacity is contracted as a component of the transportation/storage service (approximately 87% of the firm storage deliverability). The stand alone firm storage service

(approximately 13% of firm storage deliverability) accounted for approximately 2% of our operating revenues for the year ended December 31, 2002.

      Park and Loan. This is an interruptible service that provides customers with the flexibility to balance their supplies with market demand. Parking allows customers to store delivered gas on the pipeline on a temporary basis. Loaning permits a shipper to borrow gas from our system on a temporary basis and later return an identical quantity of gas at a designated point on the pipeline. This service accounted for approximately 1% of our operating revenues for the year ended December 31, 2002.

      Pooling. Our pooling service allows customers to aggregate natural gas from many receipt points into a pool before selling the gas into the market and provides them with access to gas at competitive prices. This is a free service offered by interstate pipelines. Central's ability to provide this service from multiple supply regions distinguishes our pooling service, providing us with a competitive advantage.

Ownership of Property

      Our pipeline system is constructed and maintained pursuant to rights-of-way, easements, permits, licenses or consents on and across properties owned in fee by others. Most of these easements and rights-of-way are perpetual in nature and any term leases are perpetual as long as annual revenue payments are made. Our compressor stations with appurtenant facilities are located in whole or in part upon lands owned by us in fee, or held under the same type of term lease as described above, pursuant to permits issued or approved by public authorities, or pursuant to perpetual easements granted by private landowners. Our pipeline, storage and compressor facilities, other than our ''Little Mo'' system described below, are all subject to FERC certificates, the issuance of which provides us with eminent domain rights to occupy our right-of-way for certain pipeline-related purposes.

      The ''Little Mo'' system is a facility constructed pursuant to Section 311 of the Natural Gas Policy Act, or NGPA. This system consists of approximately 200 miles of 8-inch pipeline extending from Jackson County, Missouri to St. Charles County, Missouri, near St. Louis, and includes three compressor stations. Since this system was built under Section 311 of the NGPA and is not certificated under the Natural Gas Act of 1938, as amended, 15 U.S.C. § 717 et seq., and the regulations and orders thereunder, or the NGA, we do not have the federal right of eminent domain with respect to these facilities. These facilities are not for the purpose of locally distributing gas to retail customers and therefore do not subject us to the Public Utility Holding Company Act of 1935. On September 12, 2003, we filed an application with the FERC in Docket No. CP03-352, requesting authority to convert the status of these facilities from ''311'' facilities to facilities governed by Section 7 of the NGA, consistent with the remainder of our system. Such application is pending approval of the FERC.

      Our pipeline headquarters are located in Owensboro, Kentucky. We currently lease office space pursuant to an arrangement that is set to expire on October 31, 2004. The current annual rent is approximately $1.1 million. We are making plans to lease a newly constructed headquarters building in Owensboro. Financing is expected to be finalized in the first quarter of 2004. The project is expected to cost in the range of $8.0-$9.0 million and construction should be completed in the fourth quarter of 2004. Central will lease the facilities under a capital lease for an estimated term of 20 years.

      We also have leases covering office space located in Lenexa, Kansas; Hesston, Kansas; Independence, Kansas; Colby, Kansas; Bartlesville, Oklahoma; and Woodward, Oklahoma. These leases are not for substantial space and have an aggregate annual rent of approximately $0.2 million.

Insurance

      We maintain insurance coverage for our pipeline system in such amounts and covering such risks as is typically carried by companies engaged in similar businesses and owning similar properties in the same general areas in which we operate. Our insurance program includes general liability insurance, auto insurance, workers' compensation insurance, non-owned aviation insurance, environmental insurance, all-risk property and business interruption insurance and excess liability insurance.

Employees

      As of November 1, 2003, we had 448 employees at Central and none at Southern Star. Central has a collective bargaining agreement with the International Union of Operating Engineers Local No. 647, or the Union, covering approximately 200 field employees. This agreement was due to expire by its terms on July 16, 2003, but has been extended until July 16, 2004. No strike or work stoppage has occurred at any of Central's facilities during the last 20 years. We believe that the relationship between Central and the Union is positive. Central provides competitive benefits including medical, retiree medical, 401(k) and pension benefits for all employees.

Regulation

      FERC Regulation. The siting of our pipeline system and our transportation of natural gas in interstate commerce for our customers is subject to regulation by the FERC under the Natural Gas Act and/or the Natural Gas Policy Act. We hold certificates of public convenience and necessity issued by the FERC authorizing us to own and operate all pipelines, facilities and properties considered jurisdictional for which certificates are required under the Natural Gas Act, and approving our right-of-way. The pipeline's tariff—a compilation of the pipeline's rules, operating and commercial practices which is binding on the pipeline and its customers—is a regulatory document and cannot be modified without public notice and FERC approval.

      Our rates and charges for transportation in interstate commerce are subject to regulation by the FERC under the applicable FERC regulations. FERC regulations and our FERC approved tariff allow us to establish and collect rates designed to give us an opportunity to recover all actually and prudently incurred operations and maintenance costs of our pipeline system, taxes, interest, depreciation and amortization and a regulated equity return.

      Generally, rates charged by interstate natural gas companies may not exceed the just and reasonable rates approved by the FERC. In addition, interstate natural gas companies are prohibited from granting any undue preference to any person, or maintaining any unreasonable difference in their rates or terms and conditions of service. FERC regulations also generally prohibit us from preventing shippers from freely assigning their capacity, provided that the assignee meets the credit rating standards imposed by our FERC tariff and that the assignment is operationally feasible to accommodate.

      Rates. Natural gas pipeline companies subject to FERC jurisdiction may from time to time propose revised rates for their services in formal proceedings conducted by the FERC. Pipeline customers, state regulatory commissions and others are permitted to participate in the FERC rate case proceeding. In FERC rate case proceedings, the pipeline's total cost of service is determined and is then divided among the various quantities and classes of service offered by the pipeline, resulting in a maximum rate for each type of service that the pipeline offers. For bona fide commercial reasons, a pipeline may offer customers discounts from the maximum rate if such discounts will increase the overall volumes shipped by the pipeline. However, we provide no-notice service to local gas utilities, pursuant to which the utilities have flexible scheduling rights and for which, for all practical purposes, there is no competitive alternative. As a result, our largest customers generally pay the maximum reservation rates for their firm service.

      Although a pipeline is generally not required to make a rate case filing, in some circumstances the FERC may have the right to compel a pipeline to make a general rate filing. As part of a rate case settlement approved by the FERC, a pipeline may agree to file or to abstain from filing a new rate case for some stated period of time. Central's current rates were set by the FERC's approval of a settlement agreement in 1999. Central is currently not required to make any general rate case filing with the FERC, but has the right to do so at any time. Our rates are therefore stable and not subject to change, except in the event of a voluntary filing by us seeking new rates, or a FERC rate investigation, which is not pending or, to our knowledge, threatened.

      Such a filing process would likely involve a period of approximately two or more years to fully implement new rates, and there would be no assurance that Central's proposal would be accepted by the FERC. The FERC retains the right, on complaint or on its own motion, to conduct an investigation of Central's rates and to prospectively direct their modification, but no such investigation is pending or, to Central's knowledge, is threatened.

      Our rates are categorized by area served, type of service and interruptibility. We have divided our service territory into two discrete geographical areas for rate purposes: the Production Area and the Market Area. The Production Area is located generally in Wyoming, Colorado, Texas, Oklahoma and western Kansas. The Market Area is located generally in Missouri, Nebraska and eastern Kansas. Our rates are designed to create discrete transportation tariffs within the Production Area and the Market Area that are additive for the transportation of natural gas from the Production Area to the Market Area and vice versa. The FERC generally requires rates to reflect the distances that gas is transported, and Central's separate, additive rates are designed to comply with this FERC requirement.

      Recent FERC Regulatory Orders. The nature and degree of regulation of natural gas companies has changed significantly during the past 25 years, and there is no assurance that further substantial changes will not occur or that existing policies and rules will not be applied in a new or different manner.

      As a result of FERC Order 636, which requires interstate gas pipelines to cease selling gas in contracts ''bundled'' with gas transportation services, we have completed the reformation or termination of our gas supply contracts. We are no longer in the primary gas supply business and now concentrate on the transportation (and associated storage) of natural gas. As of September 30, 2003, our only remaining commitment related to this reformation is a cash payment of $2.0 million due in January 2004.

      On February 9, 2000, the FERC issued a final rule, Order 637, that revises the FERC's pricing policy to waive, for a two-year period, the maximum price ceilings for short-term releases of capacity of less than one year and permits pipelines to file proposals to implement seasonal rates for short-term services and term-differentiated rates, subject to certain requirements, including the requirement that a pipeline be limited to recovering its annual revenue requirement under those rates. We submitted an Order 637 compliance filing on August 15, 2000 which contained pro forma tariff sheets designed to comply with certain directives in the order regarding the conduct of daily business transactions. On January 25, 2002, subsequent to a FERC ordered technical conference and numerous discussions with customers, we filed with the FERC an offer of settlement, supported by our largest customers, which would resolve all of the Order 637 issues. By Orders issued July 3, 2002 and August 1, 2002, the Commission approved our Order 637 settlement with minor modifications, subject to ongoing compliance requirements.

      On July 17, 2002, the FERC issued a Notice of Inquiry to seek comments on its negotiated rate policies and practices. The FERC stated that it is undertaking a review of the recourse rate as a viable alternative and safeguard against the exercise of market power of interstate gas pipelines, as well as the entire spectrum of issues related to its negotiated rate program. The FERC has requested that interested parties respond to various questions related to the FERC's negotiated rate policies and practices. We have negotiated certain rates under the FERC's existing negotiated rate program, and participated in comments filed in this proceeding by Williams in support of the FERC's existing negotiated rate program.

      On October 23, 2003, the FERC issued a new final rule Order 634-A concerning the "cash management" practices of certain FERC-jurisdictional natural gas companies, public utilities, and petroleum pipelines. Order 634-A requires covered FERC-jurisdictional firms to establish written agreements governing their pooling of cash with, and withdrawals from their cash accounts by, affiliated and parent entities, and imposes a variety of technical requirements relating to ongoing disclosures of such cash management practices. Central is an entity covered by Order 634-A;

however, Central does not engage in any of the practices that are regulated or subject to disclosure under the Order. Consequently, Central has made no compliance filing with FERC under Order 634-A and does not anticipate either doing so or being required to do so.

      Safety Regulations. We are subject to the Natural Gas Pipeline Safety Act of 1968, as amended, which regulates safety requirements in the design, construction, operation and maintenance of interstate gas transmission facilities. The Natural Gas Pipeline Safety Act requires any entity that owns or operates pipeline facilities to comply with applicable safety standards, to establish and maintain inspection and maintenance plans and to comply with such plans. Inspections and tests are performed at prescribed intervals to ensure the integrity of the pipeline system. These inspections, for example, include periodic corrosion surveys, testing of relief and over-pressure devices and periodic aerial inspections of the rights-of-way.

      The Natural Gas Pipeline Safety Act provides for four classes of locations. A Class 1 location is an offshore area or an area that has ten or fewer buildings intended for human occupancy. A Class 2 location is an area that has more than ten but fewer than 46 buildings. A Class 3 location is an area that has 46 or more buildings, or where the pipeline lies within 100 yards of either a building or a place of public assembly that is routinely utilized. A Class 4 location is an area that has a prevalence of four-story buildings above ground. As of December 31, 2002, the pipeline mileage of the Central system is segmented as follows: Class 1—5,515 miles; Class 2—244 miles; Class 3—317 miles; and Class 4—none.

      In 2002, the U.S. Congress enacted the Pipeline Safety Improvement Act, with final regulations implementing the Pipeline Safety Improvement Act having been issued on December 15, 2003. The Pipeline Safety Improvement Act makes numerous changes to pipeline safety law, the most significant of which is the requirement that operators of pipeline facilities implement written integrity management programs. Such programs include a baseline integrity assessment of each facility located in high consequence areas that must be completed within ten years of the enactment of the Pipeline Safety Improvement Act. We anticipate that the Pipeline Safety Improvement Act and regulations will impose increased costs associated with new pipeline inspection and pipeline integrity program requirements, but based on current information we do not expect these costs to have a material adverse effect upon our earnings. Our capital expenditure program includes our estimated expenditures required to comply with the Pipeline Safety Improvement Act.

      In 2002, the Kansas Corporation Commission enacted the Kansas Underground Porosity Gas Storage Regulations to establish gas storage regulations for porosity gas storage fields located in the state of Kansas. These regulations impose numerous requirements including a geologic and hydro-geologic evaluation of storage fields, monitoring and reporting requirements and periodic inspections and testing of wells. Seven of the eight storage fields we operate are located in the state of Kansas. We anticipate that these regulations will result in increased costs to operate our storage fields; however, based on current information, we do not expect the costs to have a material adverse effect upon earnings.

Environmental Matters

      We are subject to extensive federal, state and local statutes, rules and regulations relating to environmental protection, including the National Environmental Policy Act, the Clean Air Act, the Clean Water Act, and the Resource Conservation and Recovery Act. These laws and regulations can result in increased capital, operating and other costs. These laws and regulations generally subject us to inspections and require us to obtain and comply with a wide variety of environmental licenses, permits and other approvals.

      Central has an active program to identify and clean up contamination at its facilities and has either entered or plans to enter into consent orders with the EPA for voluntary cleanup of about 30 compressor sites. As of September 30, 2003, we were aware of PCB and/or mercury contamination that requires remediation at 15 of Central's compressor sites and 530 of its meter sites. To date, the contamination is generally limited to soils within the property boundaries of the sites. As of September 30, 2003, we estimated that the remaining cost for clean-up of known contaminated facilities is approximately $7.1 million. We are in the fifth year of a ten-year clean-up program pursuant to which we plan to spend approximately $1.6 million annually to remediate the PCB/mercury contamination. We recover this $1.6 million in our current rates each year. Central has also obtained environmental insurance, which provides an aggregate $25 million in coverage (subject to certain exclusions, limits and deductibles) for certain cleanup and remediation obligations. The policy covers up to $10 million for costs incurred above the estimated cleanup cost of $8.6 million for PCB contamination at 19 compressor stations for a period of five years ending November 15, 2007.

      We may be responsible for environmental clean-up and other costs at sites that we formerly or currently own or operate and at third-party waste disposal sites. We cannot predict with certainty the amount or timing of future expenditures related to environmental matters because of the difficulty of estimating clean-up costs at sites not yet identified. There is also uncertainty in quantifying liabilities under environmental laws that impose joint and several liability on all potentially responsible parties. Environmental regulations may also require us to install pollution control equipment at, or perform environmental remediation on, our facilities.

      At December 31, 2002 and 2001, Central had accrued a liability of approximately $7.8 million and $9.0 million, respectively, representing the current estimate of future environmental cleanup costs to be incurred over the next six to seven years. Historically, with respect to any capital expenditures required to meet applicable standards and regulations, the FERC has granted the requisite rate relief so that, for the most part, such expenditures and a return thereon have been allowed to be recovered. We have no reason to believe the FERC will change that position. We believe that compliance with applicable environmental requirements is not likely to have a material adverse effect upon our financial condition or results of operations.

Current Status of Central's Transition to a Stand-Alone Entity

      Immediately following our acquisition of Central from Williams, Williams continued to provide Central with legal, accounting, engineering, human resources and information technology services as well as access to the Williams information systems in accordance with a transition services agreement. As of September 30, 2003, Central had replaced all of these formerly shared systems and services.

Legal Proceedings

      In 1998, the U.S. Department of Justice informed Central that Jack Grynberg, an individual, had filed claims in the U.S. District Court for the District of Colorado and various other federal districts under the False Claims Act against Central (formerly Williams Natural Gas Co.) and approximately 300 other energy companies alleging that the defendants violated the False Claims Act in connection with the measurement, royalty valuation and purchase of hydrocarbons, known as the Grynberg Litigation. The relief sought was an unspecified amount of royalties allegedly not paid to the federal government, treble damages, a civil penalty, attorneys' fees and costs. On April 9, 1999, the Department of Justice announced that it was declining to intervene in any of the Grynberg qui tam cases; including the action filed against Central in the U.S. District Court for the District of Colorado. On October 21, 1999, the Panel on Multi-District Litigation transferred all of the Grynberg qui tam cases, including those filed against Central, to the U.S. District Court for the District of Wyoming for pre-trial purposes. Grynberg's measurement claims remain pending against Central and the other defendants. The defendants' obligation to file answers has been stayed, and thus far discovery has been limited to public disclosure/original source jurisdictional issues. Currently, certain coordinating defendants, including Central, are preparing an original source motion which will argue that Grynberg does not meet the requirements for qui tam plaintiffs because he is not the original source of the allegations. The special master appointed by the United States District Court has scheduled a December 12, 2003 hearing, one of the purposes of which is to discuss procedures for raising and resolving the issues relating to subject matter jurisdiction.

      On June 8, 2001, Central was named as a defendant in a nationwide class action lawsuit filed in the District Court of Stevens County, Kansas. In this putative class action, the named plaintiffs (the Plaintiffs) have sued over fifty (50) defendants, including Central. Asserting theories of civil conspiracy, aiding and abetting, accounting and unjust enrichment, their Fourth Amended Class Action Petition alleges that the defendants have undermeasured the volume of, and therefore have underpaid for, the natural gas they have obtained from or measured for Plaintiffs. On August 22, 2003, an answer to that pleading denying liability was filed on behalf of Central. Despite a denial by the court on April 10, 2003 of their original motion for class certification, the Plaintiffs have indicated that they will continue to seek the certification of a class.

      In another putative class action, the same named Plaintiffs from the action discussed above have sued the same defendants, including Central. In this action, the Plaintiffs assert substantially identical legal and/or equitable theories. The Original Class Action Petition alleges that the defendants have undermeasured the BTU content of, and therefore have underpaid for, the natural gas they have obtained from or measured for Plaintiffs. On November 10, 2003, an answer to that pleading denying liability was filed on behalf of Central.

      In connection with the purchase of Central from Williams, a Litigation Cooperation Agreement was executed pursuant to which Williams agreed to cooperate in and assist with the defense of Central with respect to the Grynberg Litigation and the Kansas Litigation. Pursuant to that agreement, Williams agreed to provide information and data to Central, make witnesses available as necessary, assist Central in becoming a party to certain Joint Defense Agreements and to cooperate in general with Central in the preparation of its defense.

      KCPL brought suit on April 3, 2001, in the Circuit Court of Jackson County, Missouri against Central and numerous other defendants. The litigation arises from a boiler explosion at KCPL's Hawthorn 5 power plant on February 17, 1999. Plaintiff's claims against Central allege inadequate odorization of the natural gas transported to the plant. The action seeks damages from all defendants for rebuilding the facility as well as the cost of replacement power for the time the facility was down. Central's defense is that we had no duty pursuant to our contract with KCPL to odorize at the facility, and even if we had this duty, we did odorize (due to the fact that the portion of the system involved is located in a Class 3 location and odorization is required by DOT), and that odorization levels were adequate. We have taken a number of depositions of KCPL employees, none of who allege any reason to believe that they would have had any reason to smell gas. Central has retained an expert in DOT regulations to support our position that we had no duty to odorize, as well as retaining experts to support our position that odorization was adequate. A Motion for Summary Judgment on the issue of the duty to odorize, as well as other legal defenses to the claim, was filed on September 15, 2003. On December 15, 2003, Central's Motion for Summary Judgment was denied. The trial began on January 5, 2004.

      We are subject to claims and legal actions in the normal course of business in addition to those disclosed above. While no assurances can be given, we believe, based on advice of counsel and after consideration of amounts accrued, insurance coverage, potential recovery from customers and other indemnification arrangements, that the ultimate resolution of these matters will not have a material adverse effect upon our future financial position, results of operations or cash flow requirements. Costs incurred to date of defending our pending cases have not been material.

MANAGEMENT

Directors and Officers of Southern Star Central Corp.

      The following is a list of our directors and officers, their ages and their positions as of November 1, 2003.

Name	Age	Position
Christopher H. Lee	50	President and Director
Michael J. Walsh	35	Treasurer and Director
Aaron D. Gold	29	Secretary and Director

      Currently, our board consists of three Directors designated by Highstar. The holder of the Series A Preferred Stock has the right to designate a Director for the Board, but as of November 1, 2003, has not exercised that right but has designated an observer.

Directors and Officers of Southern Star Central Gas Pipeline, Inc.

      The following is a list of our directors and officers, their ages and their positions as of November 1, 2003.

Name	Age	Position
Christopher H. Lee	50	Chairman of the Board of Directors and Chief Executive Officer
Michael J. Walsh	35	President, Chief Operating Officer, Treasurer and Director
Aaron D. Gold	29	Director
Robert S. Bahnick	44	Senior Vice President of Operations and Technical Services
Robert W. Carlton	42	Vice President of Human Resources and Administration
Chris Ellison	49	Vice President of Operations-Hesston Division
David L. Finley	38	Vice President of Information Technology
Beverly H. Griffith	48	Senior Vice President, General Counsel and Corporate Secretary
James L. Harder II	57	Vice President of Customer Services
Susanne W. Harris	45	Vice President of Finance, Accounting and Controller and Assistant Treasurer
Daryl R. Johnson	50	Vice President of Rates and Regulatory Affairs
Jerry L. Morris	48	Vice President of Business Development and Strategic Planning
Richard J. Reischman	47	Vice President of Operations-Kansas City Division

      Christopher H. Lee has served in his roles as President and Director at Southern Star since Southern Star's formation in September 2002 and in various roles at Central, including Chairman of the Board and Chief Executive Officer, since it was acquired by Southern Star in November 2002. Mr. Lee joined AIG Global Investment Corp. in 1998 as Vice President and founded Highstar in 2000. He has 25 years' experience in private equity, banking and finance, principally in the energy, transportation and capital goods sectors. Mr. Lee is also a Director of Stagecoach Holding, LLC and TransCore Holdings, Inc., two of Highstar's portfolio companies, and is a Managing Director of AIG Global Investment Corp. Mr. Lee received his B.A. from Johns Hopkins University and attended the London School of Economics.

      Michael J. Walsh has served as Treasurer at Southern Star since Southern Star's formation in September 2002 and as Director since January 2003, and in various roles at Central since it was acquired by Southern Star in November 2002, including his current roles as President and Chief Operating Officer. Mr. Walsh has 12 years' experience in private equity and derivatives, principally in the energy and supply chain/logistics sectors. Mr. Walsh has served as a Principal at Highstar since November 2000. Prior to joining Highstar in 2000, Mr. Walsh served as Vice President at AIG Global Investment Corp. His responsibilities at AIG Global Investment Corp. included the development of alternative risk structures integrating the capital markets and the insurance market. Prior to joining AIG Global Investment Corp., Mr. Walsh was an associate with NationsBank-CRT in derivatives sales/trading from September 1995 to December 1997. Mr. Walsh is also a Director of Stagecoach Holding, LLC and SkyBitz, Inc., two of Highstar's portfolio companies. Mr. Walsh received his B.S. in Finance and Economics from the University of Illinois and his M.B.A. from the University of Chicago.

      Aaron D. Gold has served as Secretary at Southern Star since Southern Star's formation in September 2002 and as Director since January 2003, and in various roles at Central since it was acquired by Southern Star in November 2002. Mr. Gold has six years' experience in private equity, banking and finance. Prior to joining AIG Global Investment Corp. in 2001, Mr. Gold worked as an investment banking associate in the Mergers & Acquisitions group at BNY Capital Markets, Inc., and prior to 1998, as an investment banking analyst in the Financial Buyers Group at Bear, Stearns & Co. Inc. Mr. Gold is an observer for Highstar on the Board of Directors of Atlantech Holding Corp. and TransCore Holdings, Inc., two of Highstar's portfolio companies. Mr. Gold received his A.B., cum laude, in Politics from Princeton University.

      Robert S. Bahnick, Senior Vice President of Operations and Technical Services for Central, has served as Vice President of Operations for Central since 1998 and prior to that time served in a similar position for either predecessors and/or affiliates of Central since 1996, with a total of 22 years in the interstate gas pipeline industry. Mr. Bahnick earned his Bachelor of Science degree in mechanical engineering from Pennsylvania State University in 1981. Mr. Bahnick is a registered professional engineer, a member of the Southern Gas Association Operations/Transmission Executive Committee, and a member of American Society of Mechanical Engineers and Interstate Natural Gas Association of America Operations, Safety and Environmental Committee.

      Robert W. Carlton, Vice President of Human Resources and Administration for Central, has served as Central's Director of Human Resources since 1997, and prior to that time served as the Director of Human Resources for Central's predecessors and/or affiliates since 1992, holding various positions in human resources, rates and regulatory and accounting during his 20 years in the interstate pipeline industry. Mr. Carlton earned his Bachelor of Science degree in accounting from Murray State University in 1983. He is a member of the Southern Gas Association.

      Chris Ellison, Vice President of Operations-Hesston Division for Central, served as Central's Director of Operations for both the Kansas City and Hesston divisions, since 1996, holding various other positions at Central, and/or its predecessors in engineering, operations, and gas control during his 25 years in the interstate gas pipeline industry. He earned his Bachelor of Science degree in Civil Engineering from the University of Oklahoma in 1978 and is a registered Professional Engineer.

      David L. Finley, Vice President of Information Technology for Central, has served as Central's Director of Information Technology since November 2002, and prior to that time served as manager of Operations and Engineering systems for Central and/or its affiliates since 1998, holding a variety of positions in Information Technology during his 16 years in the interstate gas pipeline industry. He earned his Bachelor of Science degree in geology from Murray State University in 1986.

      Beverly H. Griffith, Senior Vice President, General Counsel and Corporate Secretary for Central, has served as Central's General Counsel since 1998, holding a similar position for Central and/or its predecessors and/or its affiliates since 1995. Ms. Griffith has held a variety of positions in the legal area, including Assistant General Counsel and Senior Attorney, during her 24 year career in the natural gas industry. She received her Bachelor of Arts in History from the

University of Mississippi in 1976 and her Juris Doctor from the University of Kentucky College of Law in 1979. Ms. Griffith is a member of the Kentucky Bar Association and the Energy Bar Association.

      James L. Harder II, Vice President of Customer Services for Central, has served as Director of Customer Services or Director of Gas Management for Central since 1996. Mr. Harder has held a variety of positions in both accounting, contract administration, gas management and marketing during his 27 year career at Central. He earned his Bachelor of Science degree in accounting from Oklahoma State University in 1969 and has served in a variety of industry organizations including the Southern Gas Association and the Interstate Natural Gas Association of America.

      Susanne W. Harris, Vice President of Finance, Accounting and Controller for Central has served as Central's Controller and Chief Accounting Officer since 2000, serving in a similar position for Central and/or its affiliates since 1997. Ms. Harris has held a variety of positions in finance and accounting during her 24 years in the interstate natural gas pipeline industry. Ms. Harris earned her Bachelor of Science degree in accounting from Brescia College in 1979 and her MBA from Murray State University in 1989. She is a member of the American Gas Association Accounting Principles Committee.

      Daryl R. Johnson, Vice President of Rates and Regulatory Affairs for Central, previously served as Manager of Rates for Central since 1990. Mr. Johnson has held a variety of positions in accounting and rates during his 28 year career at Central, or its predecessors. He earned his Bachelor of Science degree from Southwestern Oklahoma State University in 1975. Mr. Johnson is a current member and the past chairman of the Rate Commission for the Southern Gas Association.

      Jerry L. Morris, Vice President of Business Development and Strategic Planning for Central, has served as Central's Director of Business Development since 2001, holding the position of Director of Rates and Strategic Planning for Central and/or its predecessors or affiliates since 1987. Mr. Morris has held a variety of positions in accounting, business development and rates during his 26 years in the interstate gas pipeline industry. He received his Bachelor of Science degree in accounting from Murray State University in 1977, and his MBA from the same institution in 1985. He is active in several industry organizations, including having served as chairman for the Texas Gas Employees' Credit Union.

      Richard J. Reischman, Vice President of Operations-Kansas City Division for Central, served as Central's Director of Operations for the Kansas City Division since 2001 and manager of Operations for various regions of the Central system since 1993. Mr. Reischman has served in a variety of positions in engineering and operations during his 25 year career at Central or its predecessors. He received his Bachelor of Science degree in electrical engineering from Kansas University in 1978.

      There are no family relationships among our directors or the officers listed. Directors serve one-year terms with elections held at each annual meeting or until their successors have been elected and qualified or until their earlier resignation or removal. Officers serve for such term as shall be determined from time to time by the Board of Directors or until successors have been elected and qualified or until their death, resignation or removal. There are no committees of either Board of Directors.

EXECUTIVE COMPENSATION

Summary Compensation

      The following table sets forth certain summary compensation information as to the chief executive officer, chief operating officer and the other four most highly compensated executive officers of Central, our operating entity, as of December 31, 2002. The table below indicates for each of the named executive officers (a) summary compensation for the period commencing November 16, 2002, the effective date of the acquisition of Central by Southern Star, and ending December 31, 2002, and (b) anticipated annualized base salary and other compensation for Central's fiscal year commencing January 1, 2003.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Base Salary	All Other Compensation
Christopher H. Lee	2002	$0		$0
Chief Executive Officer	2003	$0		$0
Michael J. Walsh	2002	$0		$0
President, Chief Operating Officer and Treasurer	2003	$0		$0
Beverly H. Griffith	2002	$21,346.14	$		*
Senior Vice President, General Counsel and Corporate Secretary	2003	$188,415.32		$1,304.92	**
Robert S. Bahnick	2002	$20,192.31	$		*
Senior Vice President of Operations and Technical Services	2003	$186,538.47		$1,192.31	**
Jerry L. Morris	2002	$17,026.11		$1,021.57	*
Vice President of Business Development & Strategic Planning	2003	$150,283.80		$9,017.03	**
James L. Harder II	2002	$16,048.20		$962.89	*
Vice President of Customer Services	2003	$141,651.75		$8,499.11	**

*	All Other Compensation for 2002: These amounts include matching contributions by Central under the Southern Star Investment Plan in the following amounts: Mr. Morris—$1,021.57; Mr. Harder—$962.89.
**	All Other Compensation for 2003: These amounts include estimated matching contributions by Central under the Southern Star Investment Plan, based on the participants' current pre-tax salary deferrals, in the following amounts: Ms. Griffith—$11,304.92; Mr. Bahnick—$11,192.31; Mr. Morris—$9,017.03; Mr. Harder—$8,499.11

      Southern Star does not pay any compensation or provide any benefits to its officers or directors, all of whom are compensated by AIGGIC, but may choose to do so in the future.

Southern Star Investment Plan

      Central is the sponsor of the Southern Star Investment Plan, or the 401(k) Plan, established effective November 15, 2002, which includes an Internal Revenue Code, or the Code, Section 401(k) salary deferral feature and a Code Section 401(m) employer matching contribution feature. Messrs. Bahnick, Morris and Harder and Ms. Griffith elected to defer a portion of their compensation under the salary deferral feature of the 401(k) Plan during 2002 and 2003. The amounts deferred for the short plan year commencing November 15, 2002 and ending December 31, 2002 are included under the caption ''Base Salary'' for 2002 in the Summary Compensation Table. Employer matching contributions for each of the named executive officers for the short 2002 plan year are included under the caption ''All Other Compensation'' for 2002 in the Summary Compensation Table. Estimated salary deferrals for 2003 are included under the caption ''Base Salary'' for 2003 in the Summary Compensation Table, and estimated employer matching contributions for 2003 are included under the caption ''All Other Compensation'' for 2003 in the Summary Compensation Table. Mr. Lee and Mr. Walsh are not currently eligible to participate in the Southern Star Investment Plan.

Proposed Southern Star Retirement Plan

      Central proposes to establish the Southern Star Retirement Plan (Non-Union), or the Retirement Plan, a defined benefit pension plan for the benefit of all eligible non-union employees of Central, effective retroactive to January 1, 2003, but with past service credited back as far as November 15, 2002. The Retirement Plan will provide a monthly benefit payable for life commencing at normal retirement age of 65. A reduced pension may begin as early as age 55, with appropriate actuarial reductions. The benefit amount at normal retirement age is equal to 1.257% of a participant's final average compensation times a participant's benefit credit service, in years, measured from November 15, 2002. Final average compensation is equal to the average of the highest three years of eligible compensation (i.e., not exceeding $200,000 per year) in the participant's last ten years of employment. Mr. Lee and Mr. Walsh are not employees of Central and are therefore not eligible to participate in the Retirement Plan.

      At the Retirement Plan's normal retirement age of 65, the named executives would have the following estimated annual pension benefits:

Named Executive Officer	Estimated Annual Pension Benefit
Christopher H. Lee	$ 0
Michael J. Walsh	$ 0
Beverly H. Griffith	$40,405
Robert S. Bahnick	$48,061
Jerry L. Morris	$33,000
James L. Harder II	$15,446

      These amounts are the total estimated annual payments from the Retirement Plan expressed as a single life annuity commencing at age 65. The projections are based upon the assumption that reported compensation remains constant in the future at the annual salary level in effect on June 30, 2003.

Compensation of Directors

      Directors of Southern Star and, effective as of November 16, 2002, directors of Central, are not compensated for services provided as directors beyond reimbursement of reasonable expenses.

Severance Plan

      Central maintains the Southern Star Severance Pay Plan (Non-Union), or the Severance Plan, for the benefit of all eligible non-union employees of Central, including the named executives with the exception of Messrs. Lee and Walsh, who are not employees of Central. An eligible employee whose employment with Central is involuntarily terminated as a result of a reduction in work force or a job elimination and who remains employed until his designated termination date is entitled under the Severance Plan to an amount equal to two weeks' base pay for each completed year of service with Central, and its predecessors, payable in installments made through Central's pay cycle. Under the Severance Plan, the named executives, with the exception of Messrs. Lee and Walsh, would be entitled to a minimum of six weeks' base pay and a maximum of 52 weeks' base pay.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

      Christopher Lee, our President and Central's current Chief Executive Officer, is an employee of AIGGIC, the manager of Highstar, our parent company. Mr. Lee receives compensation and benefits from AIGGIC and does not receive any compensation from Southern Star or Central for the services he provides as an officer to Southern Star or Central, but may do so in the future.

      Michael Walsh, our Treasurer and Central's current President and Chief Operating Officer, is an employee of AIGGIC. Mr. Walsh receives compensation and benefits from AIGGIC and does not receive any compensation from Southern Star or Central for the services he provides as an officer to Southern Star or Central, but may do so in the future.

      There are no agreements in place between Central and Highstar or between Southern Star and Highstar for the payment of management or other similar fees, but such arrangements may be put in place in the future.

      Affiliates of American International Group, Inc. currently provide, and may in the future provide, insurance to Central on an arm's length basis.

DESCRIPTION OF SERIES A PREFERRED STOCK

      On January 21, 2003, we sold $50 million of Series A Preferred Stock and a warrant to purchase up to 2%, on a fully diluted basis, of our outstanding common stock, or the Warrant, for $50 million. As set forth in the Second Amended and Restated Certificate of Incorporation of Southern Star Central Corp., dated August 7, 2003, or the Certificate of Incorporation, the holders of the outstanding Series A Preferred Stock are entitled to receive Series A Cash Dividends and Series A PIK Dividends, as well as a Series A Preferred Liquidation Preference Amount (all capitalized terms are used herein as defined in the Certificate of Incorporation). The Series A Preferred Stock is not convertible into shares of common stock and is senior to all other classes and series of capital stock.

      Dividends: Dividends on the Series A Preferred Stock accrue daily, and compound and are payable semi-annually, in arrears on May 15 and November 15 of each year, commencing May 15, 2003. To the extent not otherwise paid, dividends accrue and are payable upon liquidation.

      Series A Cash Dividend: Cumulative preferential dividend payable in cash accruing at a rate of: (a) until the 2nd anniversary of the issuance of the Series A Preferred Stock, 9.25% per annum, and (b) from and after the 2nd anniversary of the issuance of such Series A Preferred Stock, 8.25% per annum.

      Series A PIK Dividend: Cumulative dividend payable in kind in additional shares of Series A Preferred Stock at the rate per annum of 4.0% on the outstanding Series A Preferred Stock. Dividends accrue on shares of Series A Preferred Stock issued pursuant to a PIK A Dividend from the first day of the quarter following the applicable dividend payment date.

      Liquidation Preference: Upon any voluntary or involuntary liquidation, dissolution or winding up of Southern Star, the holders of Series A Preferred Stock are entitled to receive, in preference to all other classes of capital stock, an amount per share in cash equal to $0.1 million plus all accrued and unpaid dividends. This amount is subject to adjustment in the event of any stock split, combination, reorganization, recapitalization, reclassification or other similar event.

      Redemption: Certain circumstances, such as bankruptcy, insolvency or, at the option of a majority of the Series A holders, a change of control, trigger a mandatory redemption of 100% of the Series A Preferred Stock; generally, annual mandatory redemption of up to 20% of the Series A Preferred Stock (to the extent funds are available) begins on November 15, 2007 and optional redemption, in whole or in part, may occur after January 21, 2008 or upon certain conditions being met upon a Change of Control after January 21, 2006. Except in the case of an optional redemption, the redemption price is an amount per share in cash equal to $0.1 million plus all accrued and unpaid dividends. In the case of an optional redemption, the redemption price is an amount per share in cash equal to $0.1 million plus all accrued and unpaid dividends, plus a ''makewhole'' payment calculated in accordance with the Certificate of Incorporation.

      For purposes of the Series A Preferred Stock, ''Change of Control'' means (i) any transaction or other occurrence as a result of which Highstar shall cease to own at least fifty percent (50%) of the economic interest in, or the voting power of, the common stock of Southern Star or, if Southern Star is not the surviving or resulting entity of such transaction, the common stock of the entity surviving or resulting from such transaction, except to the extent any such occurrence results from the exercise of the warrant issued pursuant to the Series A Preferred Purchase Agreement, or (ii) the sale, transfer, lease, assignment or other disposal of all or substantially all of Southern Star's assets.

      Consent Requirements: We are required to obtain consent from holders of at least 50% of the outstanding Series A Preferred Stock for the following actions by Southern Star or any of its subsidiaries:

•	create, sell, issue or authorize any class or series of capital stock or other securities with rights, preferences or privileges that are superior to or on parity with the Series A Preferred Stock;
•	amend the Certificate of Incorporation or bylaws;

•	enter into any agreement (other than Credit Documents) which would restrict performance under the Certificate of Incorporation or bylaws or with respect to the Series A Preferred Stock;

•	declare or pay any dividend or distribution or redeem or acquire any shares of our capital stock other than as required by the terms of the Series A Preferred Stock;

•	alter or change the rights, preferences or privileges of the Series A Preferred Stock;

•	enter into an agreement to perform management services substantially similar to the Management Services Agreement;

•	materially and adversely change the Transition Services Agreement;

•	institute proceedings for insolvency, bankruptcy, liquidation, dissolution or winding up;

•	sell or acquire assets or make expenditures in excess of $20 million, in the aggregate in the same transaction;

•	make capital expenditures in excess of 115% of budget;

•	approve budget or business plan that does not provide for payment in full of all dividends to Series A Preferred Stock;

•	incur or refinance indebtedness in excess of $25 million in the aggregate (other than Permanent Debt Financing);

•	amend the terms of any agreement relating to the interest rate, amortization schedule or final maturity date of any indebtedness in excess of $25 million in the aggregate;

•	enter into certain affiliate transactions in excess of $1 million;

•	enter into or effect any voting agreement;

•	enter into or effect certain equity financings;

•	issue convertible debt;

•	waive transfer restrictions on shares of capital stock;

•	waive or agree to any modifications to the rights under the Shareholders Agreement; or

•	agree to do any of the foregoing.

      These consent rights are subject to a number of important exceptions and qualifications. Other than the foregoing, and any voting rights provided under Delaware law, the Series A Preferred Stock does not have any voting rights.

      Upon a Special Board Event, such as a failure to pay dividends for four consecutive semi-annual periods or a Change of Control, and only during such time as the Special Board Event shall remain uncured, the holders of a majority of the outstanding Series A Preferred Stock are entitled to appoint a sufficient number of designees to the Board of Directors such that such designees constitute a majority of the Board of Directors.

      The Warrant was exercised on August 15, 2003.

DESCRIPTION OF OTHER INDEBTEDNESS

Central Senior Notes

      Central is the issuer under an Indenture dated as of November 8, 1999 with The Bank of New York as trustee of $175 million principal amount, 7.375% senior notes due November 15, 2006, all of which is currently outstanding.

      The notes are Central's direct obligation and are not guaranteed by us or our other subsidiary. The Indenture contains certain events of default and covenants which are customary with respect to debt securities, including limitations on mergers, consolidations and sale of substantially all assets by Central and limitations on liens and sale and leaseback transactions by Central. The Indenture does not limit the amount of unsecured indebtedness for borrowed money that Central may incur.

      Subject to certain exceptions, the Indenture requires that the notes be equally and ratably secured by any collateral that Central uses to secure any of its other indebtedness. Because the Central Credit Facility is secured by certain assets as described below in ''Central Credit Facility'', effective as of August 8, 2003, the Central Senior Notes became secured obligations of Central.

      Under certain circumstances described in the Indenture, Central may be entitled to discharge or defease its obligations with respect to the Central Senior Notes or its obligations pursuant to the restrictive covenants contained in the Indenture. Defeasance, or covenant defeasance, with respect to the Central Senior Notes may be effected only if, among other things, Central irrevocably deposits with the trustee funds in an amount sufficient to pay at maturity (or upon redemption) the principal of and interest on all outstanding notes, and it delivers to the trustee an opinion of counsel to the effect that the holders of such notes will not recognize income, gain or loss for United States federal income tax purposes as a result of such deposit and defeasance or covenant defeasance, and will be subject to United States federal income tax on the same amount and in the same manner and at the same times, as would have been the case if such deposit and defeasance or covenant defeasance had not occurred.

      The Central Senior Notes are redeemable at Central's option. The redemption price is equal to the greater of (i) 100% of the outstanding principal amount or (ii) the sum of the present values of the remaining scheduled payments of principal and interest, discounted to the redemption date on a semiannual basis at a rate equal to the yield to maturity of a comparable United States Treasury security (as described in greater detail in the Indenture) plus 15 basis points, plus in the case of each of clauses (i) and (ii) accrued interest thereon to the date of redemption. In the event of any redemption of less than all of the outstanding Central Senior Notes, the particular notes to be redeemed will be selected by the trustee. The notes do not include a sinking fund feature.

Central Credit Facility

      Central is the borrower under a $60 million credit facility dated August 8, 2003 by and among a syndicate of banks and other financial institutions as the lenders and Union Bank of California, N.A., or UBOC, as arranger and agent. The Central Credit Facility is comprised of a $50 million term loan and a $10 million working capital facility. The term loan matures on May 1, 2006 and is currently fully drawn. So long as certain conditions are met, no principal payments are required to be paid prior to maturity. The working capital facility will mature August 7, 2004 (364 days after the execution of the term loan), and subject to satisfaction or waiver of certain conditions, will be disbursed from time to time to finance Central's working capital requirements. We currently have no amounts drawn under this facility. If the lenders and Central so agree, the working capital facility may be renewed for successive 364-day periods, but in no event will the revolver extend beyond the final maturity of the term loan. The term loan interest rate is LIBOR plus 2.25%. The working capital facility interest rate is LIBOR plus 2.75%.

      Central's obligations under the Central Credit Facility are not guaranteed by us or our other subsidiary, but are secured by assets of Central, including material firm transportation contracts and the cash flow from those contracts, Central's pipelines, compressor stations, natural gas storage facilities and related equipment, and after-extracted base gas in the natural gas storage facilities. This collateral also secure the Central Senior Notes under an intercreditor agreement.

      The credit agreement contains certain events of default and covenants which are customary with respect to such credit facilities. Covenants include limitations on mergers, consolidations, and sale of assets by Central, limitations on liens, limitations on incurrence of additional indebtedness, limitations on sale or other disposition of assets, maintenance of a minimum debt to total capitalization ratio, limitations on dividends and other distributions, and maintenance or replacement of material transportation contracts. Events of default include breach of covenants, misrepresentations, default or termination under material transportation contracts, certain cross-defaults, failure of Southern Star to own at least 51% of Central, Highstar's failure to control Southern Star, and Southern Star's consolidated debt to total capitalization ratio being greater than 70%.

      The loans under the Central Credit Facility may be prepaid at any time at Central's option, subject only to payment of broken funding or hedge breaking costs, if any.

DESCRIPTION OF NOTES

      Southern Star issued the old notes and will issue the exchange notes, collectively the notes, under an Indenture between itself and Deutsche Bank Trust Company Americas, as trustee. The form and terms of the exchange notes are identical to those of the old notes in all material respects, except the exchange notes will have been registered under the Securities Act. The terms of the notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939.

      The following description is a summary of the material provisions of the Indenture, the collateral documents and the registration rights agreement. It does not restate those agreements in their entirety. We urge you to read the Indenture, the collateral documents and the registration rights agreement because they, and not this description, define your rights as holders of the notes. See ''—Additional Information.'' You can find the definitions of certain terms used in this description under the subheading ''—Certain Definitions.''

      The registered holder of a note will be treated as the owner of it for all purposes. Only registered holders will have rights under the Indenture. See ''—Book-Entry, Delivery and Form—Depositary Procedures.''

Brief Description of the Notes

      The Notes. The notes are:

•	senior obligations of Southern Star secured on the basis described below;

•	senior in right of payment to all existing and future subordinated Indebtedness of Southern Star;

•	senior in right of payment to all existing and future unsecured senior Indebtedness of Southern Star to the extent of the value of the collateral securing these notes;

•	pari passu in right of payment with any future senior secured Indebtedness of Southern Star to the extent secured by the same collateral as these notes; and

•	effectively subordinated in right of payment to the Indebtedness and other obligations of our Subsidiaries.

      As of September 30, 2003, Southern Star (excluding its Subsidiaries) had total Indebtedness of $180 million, all of which is secured Indebtedness represented by the old notes.

      The Guarantees. Initially, the notes will not be guaranteed by any of Southern Star's Subsidiaries. However, under certain circumstances in the future, our Restricted Subsidiaries will guarantee the notes. See ''Certain Covenants—Limitation of Guarantees by Restricted Subsidiaries.''

      In the event of a bankruptcy, liquidation or reorganization of any of our Subsidiaries, the Subsidiaries will pay the holders of their debt and their trade creditors before they will be able to distribute any of their assets to us. As of September 30, 2003, the Subsidiaries had total liabilities (including trade payables) of approximately $372.3 million, generated 100% of our operating revenues in the twelve-month period ended September 30, 2003 and held 100% of our operating assets as of September 30, 2003.

      The Indenture will permit us or our Restricted Subsidiaries to incur additional Indebtedness, including senior secured Indebtedness under one or more Credit Facilities.

      As of the date of this registration statement, all of our Subsidiaries are ''Restricted Subsidiaries.'' However, under the circumstances described below under the subheading ''Certain Covenants—Designation of Restricted and Unrestricted Subsidiaries,'' we will be permitted to designate certain of our Subsidiaries as ''Unrestricted Subsidiaries.'' Our Unrestricted Subsidiaries will not be subject to many of the restrictive covenants in the Indenture.

Principal, Maturity and Interest

      Southern Star issued notes with an initial maximum aggregate principal amount of $180 million. Southern Star may issue additional notes from time to time after this exchange offer. Any offering of additional notes is subject to the covenant described below under the caption ''Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock.'' The notes and any additional notes subsequently issued under the Indenture will be treated as a single class for all purposes under the Indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. Unless the context otherwise requires, for purposes of this ''Description of Notes'' section, reference to the notes includes any additional notes actually issued. Southern Star issued and will issue notes in denominations of $1,000 and integral multiples of $1,000. The notes will mature on August 1, 2010.

      Interest on the notes accrues at the rate of 8.50% per annum and is payable semi-annually in arrears on February 1 and August 1, commencing on February 1, 2004. Southern Star will make each such interest payment to the holders of the notes that were holders of record on the immediately preceding January 15 and July 15.

      Interest on the notes accrues from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months.

Paying Agent and Registrar for the Notes

      The trustee will initially act as paying agent and registrar. Southern Star may change the paying agent or registrar without prior notice to the holders of the notes, and Southern Star or any of its Subsidiaries may act as paying agent or registrar.

Transfer and Exchange

      A holder may transfer or exchange notes in accordance with the Indenture. The registrar and the trustee may require a holder to furnish appropriate endorsements and transfer documents in connection with a transfer of notes. Holders will be required to pay all taxes due on transfer. Southern Star is not required to transfer or exchange any note selected for redemption. Also, Southern Star is not required to transfer or exchange any note for a period of 15 days before a selection of notes to be redeemed. See ''—Book Entry, Delivery and Form.''

Collateral

      Collateral Securing the Notes. All obligations of Southern Star with respect to the notes are secured by a perfected first-priority security interest in all of the outstanding Capital Stock of Central and any future directly-owned domestic Restricted Subsidiaries, and 65% of the outstanding Capital Stock of any of our directly-owned foreign Restricted Subsidiaries, and all proceeds thereof. Indebtedness of Southern Star under any Credit Facility entered into after the Issue Date, subject to the Collateral Documents, may be secured by the Collateral on a pari passu basis with the payment obligations under the Indenture and the notes.

      Under the terms of the Pledge Agreement, the Collateral Agent will determine the circumstances and manner in which the pledged Collateral shall be disposed of, including, but not limited to, the determination of whether to release all or any portion of the pledged Collateral from the Liens created by the Pledge Agreement and whether to foreclose on the pledged Collateral following an Event of Default. Moreover, upon the full and final payment and performance of all obligations of Southern Star under the Indenture and the notes, the Pledge Agreement shall terminate and the pledged Collateral shall be released.

      Sufficiency of Collateral. In the event of foreclosure on the Collateral, the proceeds from the sale of the Collateral may not be sufficient to satisfy in full Southern Star's obligations under the notes and any other senior secured indebtedness. The amount to be received upon such a sale would be dependent on numerous factors, including but not limited to the fair market value of the

Collateral and the timing and the manner of the sale. By its nature, portions of the Collateral may be illiquid and may have no readily ascertainable market value. Accordingly, there can be no assurance that the Collateral can be sold in a short period of time in an orderly manner. To the extent that third parties enjoy Liens permitted by the Indenture, such third parties may have rights and remedies with respect to the assets or property subject to such Liens that, if exercised, could adversely affect the value of the Collateral. In addition, in the event of a bankruptcy, the ability of the holders to realize upon any of the Collateral may be subject to certain bankruptcy law limitations.

Certain Bankruptcy Limitations

      The right of the Collateral Agent to repossess and dispose of the Collateral upon the occurrence of an Event of Default would be significantly impaired by applicable bankruptcy law in the event that a bankruptcy case were to be commenced by or against Southern Star prior to the Collateral Agent having repossessed and disposed of the Collateral. Upon the commencement of a case for relief under Title 11 of the United States Code, as amended, or the Bankruptcy Code, a secured creditor such as the Collateral Agent is prohibited from repossessing its security from a debtor in a bankruptcy case, or from disposing of security repossessed from the debtor, without bankruptcy court approval.

      In view of the broad equitable powers of a bankruptcy court, it is impossible to predict how long payments under the notes could be delayed following commencement of a bankruptcy case, whether or when the Collateral Agent could repossess or dispose of the Collateral, the value of the Collateral at the time of the bankruptcy petition or whether or to what extent holders of the notes would be compensated for any delay in payment or loss of value of the Collateral. Furthermore, in the event a bankruptcy court determines the value of the Collateral is not sufficient to repay all amounts due on the notes and any Indebtedness secured on a pari passu basis, the holders of the notes would hold secured claims to the extent of the value of the Collateral to which the holders of the notes are entitled, and unsecured claims with respect to such shortfall. The Bankruptcy Code permits only the payment and/or accrual of post-petition interest, costs and attorneys' fees to a secured creditor during a debtor's bankruptcy case to the extent the value of the Collateral is determined by the bankruptcy court to exceed the aggregate outstanding principal amount of the obligations secured by the Collateral.

Optional Redemption

      At any time prior to August 1, 2006, Southern Star may on any one or more occasions redeem up to 35% of the aggregate principal amount of notes issued under the Indenture at a redemption price of 108.50% of the principal amount, plus accrued and unpaid interest and Additional Interest, if any, to the redemption date, with the net cash proceeds of one or more Equity Offerings by Southern Star; provided that:

(1) at least 65% of the aggregate principal amount of notes issued under the Indenture remains outstanding immediately after the occurrence of such redemption (excluding notes held by Southern Star and its Subsidiaries); and

(2) the redemption occurs within 120 days of the date of the closing of such Equity Offering.

      Except pursuant to the preceding paragraph, the notes will not be redeemable at Southern Star's option prior to August 1, 2007.

      On and after August 1, 2007, Southern Star may redeem all or a part of the notes upon not less than 30 nor more than 60 days' notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and Additional Interest, if any, on the notes redeemed, to the applicable redemption date, if redeemed during the twelve-month period beginning on August 1 of the years indicated below:

Year	Percentage
2007	104.250%
2008	102.125%
2009 and thereafter	100.000%

Selection and Notice

      If less than all of the notes are to be redeemed at any time, the trustee will select notes for redemption as follows:

(1) if the notes are listed on any national securities exchange, in compliance with the requirements of the principal national securities exchange on which the notes are listed; or

(2) if the notes are not listed on any national securities exchange, on a pro rata basis, by lot or by such method as the trustee deems fair and appropriate.

      No notes of $1,000 or less can be redeemed in part. Notices of redemption will be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of notes to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the notes or a satisfaction and discharge of the Indenture. Notices of redemption may not be conditional.

      If any note is to be redeemed in part only, the notice of redemption that relates to that note will state the portion of the principal amount of that note that is to be redeemed. A new note in principal amount equal to the unredeemed portion of the original note will be issued in the name of the holder of notes upon cancellation of the original note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on notes or portions of them called for redemption.

Mandatory Redemption; Open Market Purchases

      Southern Star is not required to make mandatory redemption or sinking fund payments with respect to the notes. However, under certain circumstances we are required to offer to purchase the notes as set forth below under ''Repurchase at the Option of Holders.'' We may at any time and from time to time purchase notes in the open market or otherwise.

Covenant Termination

      Upon the first date upon which the notes are rated Baa3 or better by Moody's and BBB- or better by S&P (or, if either such entity ceases to rate the notes for reasons outside of the control of Southern Star, the equivalent investment grade credit rating from any other ''nationally recognized statistical rating organization'' within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act selected by Southern Star as a replacement agency) and no Default has occurred and is then continuing under the Indenture, or the Investment Grade Date, Southern Star and its Restricted Subsidiaries will cease to be subject to the provisions of the Indenture described below, which will be deemed to be terminated as of and from such date, under the following captions:

•	''Repurchase at the Option of the Holders—Asset Sales,''

•	''Certain Covenants—Restricted Payments,''

•	''Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock,''

•	''Certain Covenants—Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries,''

•	''Certain Covenants—Transactions with Affiliates,'' and

•	''Certain Covenants—Business Activities,''

provided that the provisions of the Indenture described below under the following captions will not be so terminated:

•	''Repurchase at the Option of Holders—Change of Control Triggering Event,''

•	''Certain Covenants—Liens,''

•	''Certain Covenants—Merger, Consolidation or Sale of Assets'' (except as set forth in that covenant),

•	''Certain Covenants—Sale and Leaseback Transactions'' (except as set forth in that covenant),

•	''Certain Covenants—Payments for Consent,'' and

•	''Reports.''

      As a result, the notes will be entitled to substantially less covenant protection from and after the Investment Grade Date.

Repurchase at the Option of Holders

   Change of Control Triggering Event

      If a Change of Control Triggering Event occurs, each holder of notes will have the right to require Southern Star to repurchase all or any part (equal to $1,000 or an integral multiple of $1,000) of that holder's notes pursuant to an offer by Southern Star, or a Change of Control Offer, on the terms described below. In the Change of Control Offer, Southern Star will offer a payment in cash, or the Change of Control Payment, equal to 101% of the aggregate principal amount of notes repurchased plus accrued and unpaid interest and Additional Interest, if any, for the notes repurchased, to the date of purchase. Within 30 days following any Change of Control Triggering Event, Southern Star will mail a notice to each registered holder of notes describing the transaction or transactions that constitute the Change of Control Triggering Event and offering to repurchase notes on the date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed, or the Change of Control Payment Date, pursuant to the procedures described below and in such notice.

      Southern Star will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control Triggering Event. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control Triggering Event provisions of the Indenture, Southern Star will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control Triggering Event provisions of the Indenture by virtue of such conflict.

      On the Change of Control Payment Date, Southern Star will, to the extent lawful:

(1) accept for payment all notes or portions of notes properly tendered pursuant to the Change of Control Offer;

(2) deposit with the paying agent an amount equal to the Change of Control Payment in respect of all notes or portions of notes properly tendered; and

(3) deliver or cause to be delivered to the trustee the notes properly accepted together with an officers' certificate stating the aggregate principal amount of notes or portions of notes being purchased by Southern Star.

      The paying agent will promptly mail to each holder of notes properly tendered the Change of Control Payment for such notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any; provided that each new note will be in a principal amount of $1,000 or an integral multiple of $1,000.

      Prior to complying with any of the provisions of this ''Change of Control Triggering Event'' covenant, but in any event within 90 days following a Change of Control Triggering Event, if Southern Star is subject to any agreement evidencing Senior Debt (or commitments to extend Senior Debt) that prohibits prepayment of such Senior Debt or repurchase of the notes pursuant to a Change of Control Offer, Southern Star will repay all such outstanding Senior Debt (and terminate all commitments to extend such Senior Debt), or obtain the requisite consents, if any, under all agreements governing such Senior Debt or commitments to permit the repurchase of notes required by this covenant. Southern Star shall first comply with the covenant set forth in this paragraph before it shall be required to make a Change of Control Offer or to repurchase notes pursuant to this ''Change of Control Triggering Event'' covenant. Southern Star's failure to comply with the covenant described in this paragraph may (with notice and lapse of time) constitute an Event of Default described in clause (3) but shall not constitute an Event of Default described in clause (2) under ''Events of Default'' below.

      The provisions described above that require Southern Star to make a Change of Control Offer following a Change of Control Triggering Event will be applicable whether or not any other provisions of the Indenture are applicable. Except as described above with respect to a Change of Control Triggering Event, the Indenture does not contain provisions that permit the holders of the notes to require that Southern Star repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.

      Southern Star will not be required to make a Change of Control Offer upon a Change of Control Triggering Event if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by Southern Star and purchases all notes properly tendered and not withdrawn under the Change of Control Offer.

      The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of ''all or substantially all'' of the properties or assets of Southern Star and its Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase ''substantially all,'' there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require Southern Star to repurchase its notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of Southern Star and its Subsidiaries taken as a whole to another Person or group may be uncertain.

      The Change of Control Triggering Event provisions of the Indenture may be waived or modified with the consent of the holders of a majority in principal amount of the notes.

   Asset Sales

      Southern Star will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(1) Southern Star (or the Restricted Subsidiary, as the case may be) receives consideration at the time of the Asset Sale at least equal to the fair market value of the assets or Equity Interests issued or sold or otherwise disposed of;

(2) the fair market value is determined by (a) an executive officer of Southern Star if the value is less than $10 million and evidenced by an officer's certificate delivered to the trustee or (b) Southern Star's Board of Directors if the value is $10 million or more and evidenced by a resolution of such Board of Directors delivered to the trustee; and

(3) at least 75% of the consideration received in the Asset Sale by Southern Star or such Restricted Subsidiary is in the form of cash. For purposes of this provision, each of the following will be deemed to be cash:

(a) any liabilities, as shown on Southern Star's or such Restricted Subsidiary's most recent balance sheet, of Southern Star or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the notes) that are assumed by the transferee of any such assets pursuant to a customary novation agreement that releases Southern Star or such Restricted Subsidiary from further liability; and

(b) any securities, notes or other obligations received by Southern Star or any such Restricted Subsidiary from such transferee that are contemporaneously, subject to ordinary settlement periods, converted by Southern Star or such Restricted Subsidiary into cash, to the extent of the cash received in that conversion.

      Within 360 days after the receipt of any Net Proceeds from an Asset Sale, Southern Star may apply those Net Proceeds at its option:

(1) to repay or pre-pay Senior Debt or any Indebtedness of a Restricted Subsidiary;

(2) to acquire all or substantially all of the assets of, or a majority of the Voting Stock of, another Permitted Business;

(3) to make a capital expenditure in a Permitted Business; or

(4) to acquire other long-term assets that are used or useful in a Permitted Business.

      Pending the final application of any Net Proceeds, Southern Star or its Restricted Subsidiaries may temporarily reduce revolving credit borrowings or otherwise invest the Net Proceeds in any manner that is not prohibited by the Indenture.

      Any Net Proceeds from Asset Sales that are not applied or invested as provided in the preceding paragraph will constitute ''Excess Proceeds.'' When the aggregate amount of Excess Proceeds exceeds $15.0 million, Southern Star will make an offer, or an Asset Sale Offer, to all holders of notes and to the extent required, to all holders of other Indebtedness that is pari passu with the notes containing provisions similar to those set forth in the Indenture with respect to offers to purchase or redeem with the proceeds of sales of assets, to purchase the maximum principal amount of notes (in integral multiples of $1,000) and such other pari passu Indebtedness that may be purchased out of the Excess Proceeds. The offer price in any Asset Sale Offer will be equal to 100% of principal amount of notes and other pari passu Indebtedness to be purchased or the lesser amount required under agreements governing such other pari passu Indebtedness, plus accrued and unpaid interest and Additional Interest, if any, to the date of purchase, and will be payable in cash. If any Excess Proceeds remain after consummation of an Asset Sale Offer, Southern Star may use those Excess Proceeds for any purpose not otherwise prohibited by the Indenture. If the aggregate principal amount of notes and other pari passu Indebtedness tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the trustee will select the notes and such other pari passu Indebtedness to be purchased on a pro rata basis. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds will be reset at zero.

      The Asset Sale Offer will remain open for a period of at least 20 Business Days following its commencement and not more than 30 Business Days, except to the extent that a longer period is required by applicable law, or the ''Asset Sale Offer Period.'' No later than three Business Days after the termination of the Asset Sale Offer Period, or the Asset Sale Payment Date, Southern Star will apply all Excess Proceeds to the purchase of notes and the other pari passu Indebtedness to be purchased (on a pro rata basis, if applicable) or, if notes and such other pari passu Indebtedness in an aggregate principal amount less than the Excess Proceeds has been tendered, all notes and pari passu Indebtedness tendered in response to the Asset Sale Offer.

      Southern Star will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions of the Indenture, Southern Star will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Sale provisions of the Indenture by virtue of such conflict.

      The paying agent will promptly (but in any case not later than three Business Days after termination of the Asset Sale Offer Period) mail to each holder of notes properly tendered the payment for such notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any; provided that each new note will be in a principal amount of $1,000 or an integral multiple of $1,000.

      Southern Star's future agreements governing its Indebtedness, including one or more Credit Facilities, may prohibit Southern Star from purchasing any notes, and may also provide that certain Asset Sales would constitute a default or require repayment of the Indebtedness under these agreements. In the event an Asset Sale occurs at a time when Southern Star is prohibited from purchasing notes, Southern Star could seek the consent of its lenders to the purchase of notes or could attempt to refinance the borrowings that contain the prohibition. If Southern Star does not obtain such a consent or repay those borrowings, Southern Star will remain prohibited from purchasing notes. In such case, Southern Star's failure to comply with the foregoing provisions would constitute an Event of Default under the Indenture which would, in turn, constitute a default under the other agreements governing its Indebtedness.

      The Asset Sale provisions of the Indenture may be waived or modified with the consent of the holders of a majority in principal amount of the notes.

Certain Covenants

   Restricted Payments

      Southern Star will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(1) declare or pay any dividend or make any other payment or distribution on account of Southern Star's or any of its Restricted Subsidiaries' Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving Southern Star or any of its Restricted Subsidiaries) or to the direct or indirect holders of Southern Star's or any of its Restricted Subsidiaries' Equity Interests in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of Southern Star or to Southern Star or a Restricted Subsidiary of Southern Star);

(2) purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving Southern Star) any Equity Interests of Southern Star or any direct or indirect parent of Southern Star;

(3) make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness that is subordinated to the notes, except a payment of interest or principal at the Stated Maturity thereof; or

(4) make any Restricted Investment

(all such payments and other actions set forth in clauses (1) through (4) above being collectively referred to as Restricted Payments), unless, at the time of and after giving effect to such Restricted Payment:

(1) no Default has occurred and is continuing or would occur as a consequence of such Restricted Payment;

(2) if the Fixed Charge Coverage Ratio for Southern Star's four most recent fiscal quarters for which internal financial statements are available is not less than 1.75 to 1.0, such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by Company and its Restricted Subsidiaries with respect to the quarter for which such Restricted Payment is made, is less than the sum, without duplication of:

(a) Available Cash Flow from Operations with respect to the immediately preceding quarter, plus

(b) 100% of the aggregate net cash proceeds received by Southern Star (including the fair market value of any Permitted Business or assets used or useful in a Permitted Business to the extent acquired in consideration of Equity Interests (other than Disqualified Stock) of Southern Star) after the date of the Indenture as a contribution to its common equity capital or from the issue or sale of Equity Interests of Southern Star (other than Disqualified Stock) or from the issue or sale of convertible or exchangeable Disqualified Stock or convertible or exchangeable debt securities of Southern Star that have been converted into or exchanged for such Equity Interests (other than Equity Interests (or Disqualified Stock or debt securities) sold to a Subsidiary of Southern Star), plus

(c) to the extent that any Restricted Investment that was made after the date of the Indenture is sold for cash or Cash Equivalents or otherwise liquidated or repaid for cash, the lesser of (i) the cash return of capital with respect to such Restricted Investment, including without limitation repayment of principal of any Restricted Investment constituting a loan or advance (less the cost of disposition, if any) and (ii) the initial amount of such Restricted Investment, plus

(d) to the extent that any Unrestricted Subsidiary of Southern Star is redesignated as a Restricted Subsidiary after the date of the Indenture, the lesser of (i) the fair market value of Southern Star's Investment in such Subsidiary as of the date of such redesignation or (ii) such fair market value as of the date on which such Subsidiary was originally designated as an Unrestricted Subsidiary (the amount determined at any time pursuant to items (b), (c) and (d) being referred to as the Incremental Funds); minus

(e) the aggregate amount of Restricted Payments previously made in reliance on Incremental Funds pursuant to this clause (2) or clause (3) below; or

(3) if the Fixed Charge Coverage Ratio for Southern Star's four most recent fiscal quarters for which internal financial statements are available is less than 1.75 to 1.0, such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by Southern Star and its Restricted Subsidiaries during the period commencing on the date such internal financial statements are available and ending on the date the next quarterly internal financial statements are available (such Restricted Payments for purposes of this clause (3) meaning only distributions on Southern Star's common stock), is less than the sum, without duplication, of:

(a) $15.0 million less the aggregate amount of all Restricted Payments made by Southern Star pursuant to this clause (3)(a) during the period ending on the last day immediately preceding the date on which such internal financial statements are available and beginning on the date of the Indenture; plus

(b) the aggregate amount of Incremental Funds at such time minus the aggregate amount of Restricted Payments previously made in reliance on such Incremental Funds pursuant to this clause (3) or clause (2) above.

      The preceding provisions will not prohibit:

(1) the payment of any dividend within 60 days after the date of declaration of the dividend, if at the date of declaration the dividend payment would have complied with the provisions of the Indenture;

(2) so long as no Default has occurred and is continuing or would be caused thereby, the redemption, repurchase, retirement, defeasance or other acquisition of any subordinated Indebtedness of Southern Star or of any Equity Interests of Southern Star in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to a Subsidiary of Southern Star) of, Equity Interests of Southern Star (other than Disqualified Stock); provided that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement, defeasance or other acquisition will be excluded from clause (2)(b) of the preceding paragraph;

(3) so long as no Default has occurred and is continuing or would be caused thereby, the defeasance, redemption, repurchase or other acquisition of subordinated Indebtedness of Southern Star with the net cash proceeds from an incurrence of Permitted Refinancing Indebtedness;

(4) the payment of any dividend by a Restricted Subsidiary of Southern Star to the holders of its Equity Interests on a pro rata basis;

(5) the payment of any Series A Dividends and the Maximum Annual Series A Redemption Amount (as such terms are defined in Southern Star's Amended and Restated Certificate of Incorporation, dated January 21, 2003 and as in effect on the Issue Date or as may be modified pursuant to paragraph 2 of the Letter Agreement, dated as of May 9, 2003, by and among Southern Star, Highstar and the holder of 100% of the outstanding shares of Series A Preferred Stock) on shares of Series A Preferred Stock outstanding on the Issue Date;

(6) so long as no Default has occurred and is continuing or would be caused thereby, the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of Southern Star or any Restricted Subsidiary of Southern Star held by any current or former director, officer or employee of Southern Star (or any of its Restricted Subsidiaries) pursuant to any equity subscription agreement, stock option agreement or similar agreement; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests may not exceed $2.0 million in any twelve-month period (with amounts not being used in any twelve-month period being carried forward to the next twelve-month period; provided that the aggregate amount in any twelve-month period may not exceed $10 million); and

(7) so long as no Default has occurred and is continuing or would be caused thereby, other Restricted Payments in an aggregate amount since the date the notes are first issued not to exceed $10.0 million.

      The amount of all Restricted Payments (other than cash) will be the fair market value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by Southern Star or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The fair market value of any assets or securities that are required to be valued by this covenant will be determined, in the case of amounts over $5.0 million, in good faith by the Board of Directors, whose resolution with respect thereto will be delivered to the trustee. Not later than the date of making any Restricted Payment, Southern Star will deliver to the trustee an officers' certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by this ''Restricted Payments'' covenant were computed.

   Incurrence of Indebtedness and Issuance of Preferred Stock

      Southern Star will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to, collectively, incur, any Indebtedness (including Acquired Debt), and Southern Star will not issue any Disqualified Stock and will not permit any of its Restricted Subsidiaries to issue any shares of preferred stock; provided, however, that Southern Star and any Restricted Subsidiaries may incur Indebtedness (including Acquired Debt) or Southern Star may issue Disqualified Stock if the Fixed Charge Coverage Ratio for Southern Star's most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock is issued would have been at least 2.0 to 1.0, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred or Disqualified Stock had been issued, as the case may be, at the beginning of such four-quarter period.

      The first paragraph of this covenant will not prohibit the incurrence of any of the following items of Indebtedness, collectively Permitted Debt:

(1) the incurrence by Southern Star and its Restricted Subsidiaries of Indebtedness and letters of credit under one or more Credit Facilities in an aggregate principal amount at any one time outstanding under this clause (1) (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of Southern Star and its Subsidiaries thereunder) not to exceed the greater of (a) $125.0 million and (b) 15.0% of its Consolidated Net Tangible Assets as set forth on its most recent quarterly balance sheet;

(2) the incurrence by Southern Star and its Restricted Subsidiaries of Existing Indebtedness;

(3) the incurrence by Southern Star of Indebtedness represented by the notes;

(4) the incurrence by Southern Star and any of its Restricted Subsidiaries of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case, incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvement of property, plant or equipment used in the business of Southern Star or such Restricted Subsidiary, in an aggregate principal amount, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to this clause (4), not to exceed $10.0 million at any time outstanding;

(5) the incurrence by Southern Star or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to refund, refinance or replace Indebtedness (other than intercompany Indebtedness) that was permitted by the Indenture to be incurred under the first paragraph of this covenant or clauses (2), (3), (5) or (14) of this paragraph;

(6) the incurrence by Southern Star or any of its Restricted Subsidiaries of intercompany Indebtedness between or among Southern Star and any of its Restricted Subsidiaries; provided that:

(a) if Southern Star is the obligor on such Indebtedness, such Indebtedness must be expressly subordinated to the prior payment in full in cash of all Obligations with respect to the notes, and

(b) (i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than Southern Star or a Restricted Subsidiary of Southern Star and (ii) any sale or other transfer of any such Indebtedness to a Person that is not either Southern Star or a Restricted Subsidiary of Southern Star will be deemed, in each case, to constitute an incurrence of such Indebtedness by Southern Star or a Restricted Subsidiary, as the case may be, that was not permitted by this clause (6);

(7) the incurrence by Southern Star or any of its Restricted Subsidiaries of Hedging Obligations in the normal course of business and not for speculative purposes, designed to protect Southern Star or such Restricted Subsidiary against fluctuations in interest rates or currency exchange rates with respect to Indebtedness incurred or against fluctuations in the price of commodities used by that entity at the time;

(8) the Guarantee by Southern Star or any Restricted Subsidiaries of Indebtedness of Southern Star or any Restricted Subsidiaries that was permitted to be incurred by another provision of this covenant; provided that in the case of any Guarantee by a Restricted Subsidiary of Indebtedness of Southern Star, such Restricted Subsidiary complies with the covenant described under ''Limitation of Guarantees by Restricted Subsidiaries,'' and provided further that in the event the Indebtedness that is being Guaranteed is subordinated in right of payment to the notes, then the Guarantee of that Indebtedness by Southern Star or Guarantor shall be subordinated in right of payment to the notes;

(9) the accrual of interest, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, and the payment of dividends on Disqualified Stock in the form of additional shares of the same class of Disqualified Stock will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Stock for purposes of this covenant; provided, in each such case, that the amount thereof is included in Fixed Charges of Southern Star as accrued;

(10) the incurrence by Southern Star's Unrestricted Subsidiaries of Non-Recourse Debt; provided that if any such Indebtedness ceases to be Non-Recourse Debt of an Unrestricted

Subsidiary, such event will be deemed to constitute an incurrence of Indebtedness by a Restricted Subsidiary of Southern Star that was not permitted by this clause (10);

(11) Indebtedness incurred in respect of workers' compensation claims, self-insurance obligations, performance, surety and similar bonds and completion guarantees provided by Southern Star or a Restricted Subsidiary in the ordinary course of business;

(12) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business; provided that such Indebtedness is extinguished within five business days of incurrence;

(13) Indebtedness represented by agreements of Southern Star or a Restricted Subsidiary providing for indemnification, adjustment of purchase price or similar obligations, in each case, incurred or assumed in connection with the disposition of any business, assets or Capital Stock of a Restricted Subsidiary; provided that the maximum aggregate liability in respect of all such Indebtedness shall at no time exceed the gross proceeds actually received by Southern Star and its Restricted Subsidiaries in connection with such disposition;

(14) Indebtedness of a Restricted Subsidiary incurred and outstanding on the date on which such Restricted Subsidiary was acquired by Southern Star (other than Indebtedness incurred in connection with, or in contemplation of, such acquisition); provided that at the time such Restricted Subsidiary is acquired by Southern Star, Southern Star would have been able to incur $1.00 of additional Indebtedness pursuant to the first paragraph of this covenant after giving effect to the incurrence of such Indebtedness pursuant to this clause (14); and

(15) the incurrence by Southern Star or any of its Restricted Subsidiaries of additional Indebtedness in an aggregate principal amount (or accreted value, as applicable) at any time outstanding, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to this clause (15), not to exceed $15.0 million.

      For purposes of determining compliance with this ''Incurrence of Indebtedness and Issuance of Preferred Stock'' covenant, in the event that an item of Indebtedness (including Acquired Debt) at any time meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (15) above, or is entitled to be incurred pursuant to the first paragraph of this covenant, Southern Star will be permitted to classify (and later reclassify at any time) in whole or in part in its sole discretion such item of Indebtedness in any manner that complies with this covenant.

   Liens

      Southern Star will not, and will not permit any of its Restricted Subsidiaries to, create, incur, assume or otherwise cause or suffer to exist or become effective any Lien of any kind (other than Permitted Liens) securing Indebtedness, Attributable Debt or trade payables upon any of their property or assets, now owned or hereafter acquired, or any income or profits therefrom or assign or convey any right to receive income therefrom, unless all payments due under the Indenture and the notes are secured on an equal and ratable basis (or on a senior basis to, in the case of obligations subordinated in right of payment to the notes) with the obligations so secured until such time as such obligations are no longer secured by a Lien.

   Sale and Leaseback Transactions

      Southern Star will not, and will not permit any of its Restricted Subsidiaries to, enter into any sale and leaseback transaction; provided that Southern Star may enter into a sale and leaseback transaction if:

(1) Southern Star could have (a) incurred Indebtedness in an amount equal to the Attributable Debt relating to such sale and leaseback transaction under the covenant described above under the caption ''Incurrence of Indebtedness and Issuance of Preferred Stock'' and (b) incurred a Lien to secure such Indebtedness pursuant to the covenant described above under the caption ''Liens;'' provided, however that (1)(a) shall no longer be applicable after the Investment Grade Date;

(2) the gross cash proceeds of that sale and leaseback transaction are at least equal to the fair market value, as determined in good faith by the Board of Directors and set forth in an officers' certificate delivered to the trustee, of the property that is the subject of that sale and leaseback transaction; and

(3) the transfer of assets in that sale and leaseback transaction is permitted by, and Southern Star applies the proceeds of such transaction in compliance with, the covenant described above under the caption ''Repurchase at the Option of Holders—Asset Sales''; provided, however that this clause (3) shall no longer be applicable from and after the Investment Grade Date.

   Dividend and Other Payment Restrictions Affecting Subsidiaries

      Southern Star will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

(1) pay dividends or make any other distributions on its Capital Stock, or with respect to any other interest or participation in, or measured by, its profits, to Southern Star or any of its Restricted Subsidiaries, or pay any indebtedness owed to Southern Star or any of its Restricted Subsidiaries;

(2) make loans or advances to Southern Star or any of its Restricted Subsidiaries; or

(3) transfer any of its properties or assets to Southern Star or any of its Restricted Subsidiaries.

      However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

(1) agreements governing Existing Indebtedness and Credit Facilities as in effect on the Issue Date and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of those agreements; provided that the amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are no more restrictive in any material respect, taken as a whole, with respect to such dividend and other payment restrictions than those contained in those agreements on the Issue Date, as determined by the Board of Directors of Southern Star in its good faith judgment;

(2) the Indenture, the notes and Collateral Documents;

(3) applicable law or any applicable rule, regulation or order of any court or governmental authority;

(4) any instrument governing Indebtedness or Capital Stock of a Person acquired by Southern Star or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness or Capital Stock was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired; provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the Indenture to be incurred, determined as of the date of the acquisition;

(5) customary non-assignment provisions in leases or contracts entered into in the ordinary course of business and consistent with past practices;

(6) purchase money obligations for property acquired in the ordinary course of business that impose restrictions on that property of the nature described in clause (3) of the preceding paragraph;

(7) any agreement for the sale or other disposition of a Restricted Subsidiary or its assets that restricts distributions by that Restricted Subsidiary pending its sale or other disposition;

(8) Permitted Refinancing Indebtedness; provided that the encumbrances or restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are no more restrictive in any material respect, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced, as determined by the Board of Directors of Southern Star in its good faith judgment;

(9) Liens securing Indebtedness otherwise permitted to be incurred under the provisions of the covenant described above under the caption ''—Liens'' that limit the right of the debtor to dispose of the assets subject to such Liens;

(10) provisions with respect to the disposition or distribution of assets or property in joint venture agreements, asset sale agreements, stock sale agreements and other similar agreements entered into in the ordinary course of business; and

(11) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business.

   Merger, Consolidation or Sale of Assets

      Southern Star may not, directly or indirectly: (1) consolidate or merge with or into another Person (whether or not Southern Star is the surviving corporation) or (2) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of Southern Star and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to another Person unless:

(1) either: (a) Southern Star is the surviving corporation; or (b) the Person formed by or surviving any such consolidation or merger (if other than Southern Star) or to which such sale, assignment, transfer, conveyance or other disposition has been made is a corporation organized or existing under the laws of the United States, any state of the United States or the District of Columbia;

(2) the Person formed by or surviving any such consolidation or merger (if other than Southern Star) or the Person to which such sale, assignment, transfer, conveyance or other disposition has been made assumes all the obligations of Southern Star under the notes, the Indenture, the Collateral Documents and the registration rights agreement pursuant to agreements reasonably satisfactory to the trustee;

(3) immediately after such transaction no Default exists; and

(4) (i) immediately after such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period, Southern Star or the Person formed by or surviving any such consolidation or merger (if other than Southern Star), or to which such sale, assignment, transfer, conveyance or other disposition has been made would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption ''Incurrence of Indebtedness and Issuance of Preferred Stock,'' or (ii) the Fixed Charge Coverage Ratio for Southern Star or the Person formed by or surviving any such consolidation or merger (if other than Southern Star) will, on the date of such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period, be greater than such Fixed Charge Coverage Ratio for Southern Star for the four most recent fiscal quarters for which internal financial statements are available; provided, however that this clause (4) shall no longer be applicable from and after the Investment Grade Date.

      Notwithstanding the foregoing paragraph, Southern Star is permitted to reorganize as any form of entity in accordance with the following procedures:

(1) the reorganization involves the conversion (by merger, sale, contribution or exchange of assets or otherwise) of Southern Star into a form of entity other than a corporation formed under Delaware law;

(2) the entity so formed by or resulting from such reorganization is an entity organized or existing under the laws of the United States, any state thereof or the District of Columbia;

(3) the entity so formed by or resulting from such reorganization assumes all the obligations of Southern Star under the notes, the Indenture, the Collateral Documents and the registration rights agreement pursuant to a Supplemental Indenture in a form reasonably satisfactory to the Trustee;

(4) immediately after such reorganization no Default exists; and

(5) such reorganization is not materially adverse to the holders of the notes.

      In addition, Southern Star may not, directly or indirectly, lease all or substantially all of its properties or assets, in one or more related transactions, to any other Person.

      Notwithstanding clause (4) of the first paragraph of the ''Merger, Consolidation or Sale of Assets'' covenant, (i) any Restricted Subsidiary of Southern Star may consolidate with, merge into or transfer all or part of its properties and assets to Southern Star and (ii) Southern Star may merge with an Affiliate that has no significant assets or liabilities and was formed solely for the purpose of changing the jurisdiction of organization of Southern Star to another state of United States so long as the amount of Indebtedness of Southern Star and its Restricted Subsidiaries is not increased thereby.

   Transactions with Affiliates

      Southern Star will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate, each an Affiliate Transaction, unless:

(1) the Affiliate Transaction is on terms that are no less favorable to Southern Star or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by Southern Star or such Restricted Subsidiary with an unrelated Person; and

(2) Southern Star delivers to the trustee:

(a) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $10.0 million, a resolution of the Board of Directors set forth in an officers' certificate certifying that such Affiliate Transaction complies with this covenant and, if Southern Star has disinterested members on its Board of Directors, that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors; and

(b) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $20.0 million, an opinion issued by an accounting, appraisal or investment banking firm of national standing as to the fairness to Southern Star or the applicable Restricted Subsidiary of such Affiliate Transaction from a financial point of view or that the terms of the Affiliate Transaction are no less favorable to Southern Star or the relevant Restricted Subsidiary than terms that would have been obtained in a comparable transaction with an unrelated person or entity.

      The following items will not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

(1) any employment agreement entered into by Southern Star or any of its Restricted Subsidiaries in the ordinary course of business and consistent with past practices;

(2) transactions between or among Southern Star and/or its Restricted Subsidiaries;

(3) transactions with a Person that is an Affiliate of Southern Star solely because Southern Star owns an Equity Interest in, or controls, such Person;

(4) payment of reasonable directors fees to Persons who are not otherwise Affiliates of Southern Star;

(5) sales of Equity Interests (other than Disqualified Stock) to Affiliates of Southern Star;

(6) Restricted Payments that are permitted by the covenant described above under the caption ''Restricted Payments;''

(7) any issuance of securities, or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment arrangements or stock option or stock ownership plans approved by the Board of Directors;

(8) loans or advances to employees in the ordinary course of business and consistent with past practices, but in any event not to exceed $2.0 million in the aggregate outstanding at any one time; and

(9) indemnification payments made to officers, directors and employees of Southern Star or any of its Restricted Subsidiaries pursuant to charter, bylaw, statutory or contractual provisions.

   Additional Collateral

      If Southern Star directly acquires or creates another Subsidiary after the Issue Date, then Southern Star will pledge all of the Capital Stock of that newly acquired or created Subsidiary within 10 Business Days of the date on which it was acquired or created; provided that the foregoing shall not apply to any Subsidiary that has properly been designated as an Unrestricted Subsidiary in accordance with the provisions described under ''Designation of Restricted and Unrestricted Subsidiaries'' for so long as it continues to constitute an Unrestricted Subsidiary, and provided further that in the event such Subsidiary is a Foreign Subsidiary, Southern Star will pledge 65% of the Capital Stock of such Foreign Subsidiary.

   Limitation of Guarantees by Restricted Subsidiaries

      If any Restricted Subsidiary guarantees any Indebtedness of Southern Star or otherwise provides direct credit support for any Indebtedness of Southern Star, in each case, then such Restricted Subsidiary will become a Guarantor of the notes and execute a Supplemental Indenture and deliver an opinion of counsel satisfactory to the trustee within 10 Business Days of the date on which such Restricted Subsidiary so guarantees or otherwise provides direct credit support.

      Notwithstanding the foregoing, any Guarantee by a Restricted Subsidiary of the notes shall provide by its terms that it shall be automatically and unconditionally released and discharged, without any further action required on the part of the trustee or any holder, upon: (i) the unconditional release of that Restricted Subsidiary from its liability in respect of the Indebtedness in connection with which that Guarantee was executed and delivered pursuant to the preceding paragraph; or (ii) any sale or other disposition (by merger or otherwise) to any Person that is not a Restricted Subsidiary of Southern Star of all of Southern Star's direct or indirect Capital Stock in, or all or substantially all of the assets of, that Restricted Subsidiary; provided that (a) such sale or disposition of the Capital Stock or assets is otherwise in compliance with the terms of the Indenture and (b) that guarantee or other direct credit support of the Restricted Subsidiary has been released by the holders of the other Indebtedness so guaranteed.

   Designation of Restricted and Unrestricted Subsidiaries

      The Board of Directors may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if that designation would not cause a Default; provided that in no event will the business currently operated by Southern Star Central Gas Pipeline, Inc. be transferred to or held by an Unrestricted Subsidiary. If a Restricted Subsidiary is designated as an Unrestricted

Subsidiary, the aggregate fair market value of all outstanding Investments owned by Southern Star and its Restricted Subsidiaries in the Subsidiary properly designated will be deemed to be an Investment made as of the time of the designation and will reduce the amount available for Restricted Payments under the covenant described above under the caption ''Restricted Payments'' or under clause (11) of the definition of Permitted Investments, as determined by Southern Star. That designation will only be permitted if the Investment would be permitted at that time and if the Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. The Board of Directors may redesignate any Unrestricted Subsidiary to be a Restricted Subsidiary if the redesignation would not cause a Default.

   Business Activities

      Southern Star will not, and will not permit any Restricted Subsidiary to, engage in any business other than Permitted Businesses, except to such extent as would not be material to Southern Star and its Subsidiaries taken as a whole.

   Payments for Consent

      Southern Star will not, and will not permit any of its Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any holder of notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the notes unless such consideration is offered to be paid and is paid to all holders of the notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

   Reports

      Whether or not required by the Commission, so long as any notes are outstanding, Southern Star will furnish to the trustee and registered holders of notes, within the time periods specified in the Commission's rules and regulations:

(1) all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if Southern Star were required to file such Forms, including a ''Management's Discussion and Analysis of Financial Condition and Results of Operations'' and, with respect to the annual information only, a report on the annual financial statements by Southern Star's certified independent accountants, except that, with respect to the fiscal quarter ended June 30, 2003, Southern Star furnished the quarterly financial information by September 15, 2003; and

(2) all current reports that would be required to be filed with the Commission on Form 8-K if Southern Star were required to file such reports.

      If Southern Star has designated any of its Subsidiaries as Unrestricted Subsidiaries, then the quarterly and annual financial information required by the preceding paragraph will include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, and in Management's Discussion and Analysis of Financial Condition and Results of Operations, of the financial condition and results of operations of Southern Star and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of Southern Star.

      In addition, following the consummation of the exchange offer contemplated hereby, whether or not required by the Commission, Southern Star will file a copy of all of the information and reports referred to in clauses (1) and (2) above with the Commission for public availability within the time periods specified in the Commission's rules and regulations (unless the Commission will not accept such a filing) and make such information available to securities analysts and prospective investors upon request. Southern Star will also agree that, for so long as any notes remain outstanding, it will furnish to the holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Events of Default and Remedies

      Each of the following is an Event of Default:

(1) default for 30 days in the payment when due of interest on, or Additional Interest with respect to, the notes;

(2) default in payment when due of the principal of, or premium, if any, on the notes;

(3) failure by Southern Star or any of its Restricted Subsidiaries to comply with the provisions described under the captions ''Repurchase at the Option of Holders—Change of Control Triggering Event'' or ''Certain Covenants—Merger, Consolidation or Sale of Assets;''

(4) failure by Southern Star or any of its Restricted Subsidiaries for 30 days after notice to Southern Star of the failure by it or a Restricted Subsidiary to comply with the provisions described under the captions ''Certain Covenants—Restricted Payments'', ''Repurchase at the Option of Holders—Asset Sales'' or ''Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock'' or with any of the agreements contained in the Collateral Documents;

(5) failure by Southern Star or any of its Restricted Subsidiaries for 60 days after notice to Southern Star of the failure by it or a Restricted Subsidiary to comply with any of the other agreements in the Indenture;

(6) default under any mortgage, other indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by Southern Star or any of its Restricted Subsidiaries (or the payment of which is guaranteed by Southern Star or any of its Restricted Subsidiaries) whether such Indebtedness or guarantee now exists, or is created after the Issue Date, if that default:

(a) is caused by a failure to pay principal of, or interest or premium, if any, on such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default, each a Payment Default, or

(b) results in the acceleration of such Indebtedness prior to its Stated Maturity, and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $15.0 million or more;

(7) failure by Southern Star or any of its Subsidiaries to pay final judgments aggregating in excess of $15.0 million, which judgments are not paid, discharged or stayed for a period of 60 days;

(8) (a) except as permitted by the Collateral Documents, any amendments thereto and the provisions of the Indenture, any of the Collateral Documents ceases to be in full force and effect or ceases to be effective, in all material respects, to create the Lien purported to be created in the Collateral in favor of the holders for 60 days after notice to Southern Star, (b) Southern Star challenges in writing the Lien on the Collateral under the Collateral Documents prior to the time that the Liens on the Collateral are to be released or (c) Southern Star asserts in writing that any of the Collateral Documents is invalid and unenforceable, other than in accordance with its terms; and

(9) certain events of bankruptcy or insolvency described in the Indenture with respect to Southern Star or any of its Significant Subsidiaries or any group of Restricted Subsidiaries that, taken as a whole, would constitute a Significant Subsidiary.

      In the case of an Event of Default arising from certain events of bankruptcy or insolvency with respect to Southern Star or any of its Significant Subsidiaries or any group of Restricted Subsidiaries that, taken as a whole, would constitute a Significant Subsidiary, all outstanding notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the trustee or the holders of at least 25% in principal amount of the then outstanding notes may declare all the notes to be due and payable immediately.

      Holders of the notes may not enforce the Indenture or the notes except as provided in the Indenture. Subject to certain limitations, holders of a majority in principal amount of the then outstanding notes may direct the trustee in its exercise of any trust or power. The holders of a majority in aggregate principal amount of the notes then outstanding by notice to the trustee may on behalf of the holders of all of the notes (i) waive any existing Default and its consequences under the Indenture except a continuing Default in the payment of principal of, or interest or premium or Additional Interest, if any, on, the notes and (ii) rescind an acceleration and its consequences, if the rescission would not conflict with any judgment or decree and if all existing Events of Default have been cured or waived.

      In the case of any Event of Default occurring by reason of any willful action or inaction by or on behalf of Southern Star with the intention of avoiding payment of the premium that Southern Star would have had to pay if Southern Star then had elected to redeem the notes pursuant to the optional redemption provisions of the Indenture, an equivalent premium will also become and be immediately due and payable to the extent permitted by law upon the acceleration of the notes. If an Event of Default occurs prior to August 1, 2007 by reason of any willful action or inaction by or on behalf of Southern Star with the intention of avoiding the prohibition on redemption of the notes prior to that date, then the premium specified in the Indenture will also become immediately due and payable to the extent permitted by law upon the acceleration of the notes.

      Southern Star is required to deliver to the trustee annually a statement regarding compliance with the Indenture. Upon becoming aware of any Default, Southern Star is required to deliver to the trustee a statement specifying such Default. The trustee may withhold from holders of the notes notice of any continuing Default if it determines that withholding notice is in their interest, except a Default relating to the payment of principal of, or interest or premium or Additional Interest, if any, on, the notes.

No Personal Liability of Directors, Officers, Employees and Stockholders

      No director, officer, employee, incorporator or stockholder of Southern Star will have any liability for any obligations of Southern Star under the notes, the Indenture, or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Legal Defeasance and Covenant Defeasance

      Southern Star may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding notes, or Legal Defeasance, except for:

(1) the rights of holders of outstanding notes to receive payments in respect of the principal of, or interest or premium and Additional Interest, if any, on such notes when such payments are due from the trust referred to below;

(2) Southern Star's obligations with respect to the notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3) the rights, powers, trusts, duties and immunities of the trustee, and Southern Star's obligations in connection therewith; and

(4) the Legal Defeasance provisions of the Indenture.

      In addition, Southern Star may, at its option and at any time, elect to have the obligations of Southern Star released with respect to certain covenants (including its obligations to make Change of Control Offers and Asset Sale Offers) that are described in the Indenture, or Covenant Defeasance, and thereafter any omission to comply with those covenants will not constitute a Default with respect to the notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under ''Events of Default and Remedies'' will no longer constitute an Event of Default with respect to the notes.

      In order to exercise either Legal Defeasance or Covenant Defeasance:

(1) Southern Star must irrevocably deposit with the trustee, in trust, for the benefit of the holders of the notes, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, or interest and premium and Additional Interest, if any, on the outstanding notes on the Stated Maturity or on the applicable redemption date, as the case may be, and Southern Star must specify whether the notes are being defeased to maturity or to a particular redemption date;

(2) in the case of Legal Defeasance, Southern Star has delivered to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that:

(a) Southern Star has received from, or there has been published by, the Internal Revenue Service a ruling, or

(b) since the Issue Date, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel will confirm that, the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3) in the case of Covenant Defeasance, Southern Star has delivered to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4) no Default has occurred and is continuing on the date of such deposit (other than a Default resulting from the borrowing of funds to be applied to such deposit) or insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the day of deposit;

(5) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than the Indenture) to which Southern Star or any of its Subsidiaries is a party or by which Southern Star or any of its Subsidiaries is bound;

(6) Southern Star must have delivered to the trustee an opinion of counsel to the effect that after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally;

(7) Southern Star must deliver to the trustee an officers' certificate stating that the deposit was not made by Southern Star with the intent of preferring the holders of notes over the other creditors of Southern Star with the intent of defeating, hindering, delaying or defrauding creditors of Southern Star or others; and

(8) Southern Star must deliver to the trustee an officers' certificate and an opinion of counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Satisfaction and Discharge

      The Indenture will be discharged and will cease to be of further effect as to all notes issued thereunder, when:

(1) either:

(a) all notes that have been authenticated, except lost, stolen or destroyed notes that have been replaced or paid and notes for whose payment money has been deposited in trust and thereafter repaid to Southern Star, have been delivered to the trustee for cancellation, or

(b) all notes that have not been delivered to the trustee for cancellation have become due and payable or will become due and payable within one year by reason of the mailing of a notice of redemption or otherwise and Southern Star has irrevocably deposited or caused to be deposited with the trustee as trust funds in trust solely for the benefit of the holders, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on the notes not delivered to the trustee for cancellation for principal, premium and Additional Interest, if any, and accrued interest to the date of maturity or redemption;

(2) no Default has occurred and is continuing on the date of the deposit or will occur as a result of the deposit and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which Southern Star or any of its Subsidiaries is a party or by which Southern Star or any of its Subsidiaries is bound;

(3) Southern Star has paid or caused to be paid all sums payable by it under the Indenture; and

(4) Southern Star has delivered irrevocable instructions to the trustee under the Indenture to apply the deposited money toward the payment of the notes at maturity or the redemption date, as the case may be.

      In addition, Southern Star must deliver an officers' certificate and an opinion of counsel to the trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Amendment, Supplement and Waiver

      Except as provided in the next two succeeding paragraphs, the Indenture or the notes may be amended or supplemented with the consent of the holders of a majority in principal amount of the notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes), and, subject to certain exceptions, any existing Default or compliance with any provision of the Indenture or the notes may be waived with the consent of the holders of a majority in principal amount of the then outstanding notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes). Amendments to the Collateral Documents will be made in accordance with their terms.

      Without the consent of each holder affected, an amendment, supplement or waiver may not (with respect to any notes held by a non-consenting holder):

(1) reduce the principal amount of the notes whose holders must consent to an amendment, supplement or waiver;

(2) reduce the principal of or change the fixed maturity of any note or alter the provisions with respect to the redemption of the notes (other than provisions relating to the covenants described above under the caption ''Repurchase at the Option of Holders'');

(3) reduce the rate of or change the time for payment of interest on any note;

(4) waive a Default in the payment of principal of, or interest or premium or Additional Interest, if any, on the notes (except a rescission of acceleration of the notes by the holders of at least a majority in aggregate principal amount of the notes and a waiver of the payment default that resulted from such acceleration);

(5) make any note payable in currency other than that stated in the notes;

(6) make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of holders of notes to receive payments of principal of, or interest or premium or Additional Interest, if any, on the notes;

(7) waive a redemption payment with respect to any note (other than a payment required by one of the covenants described above under the caption ''—Repurchase at the Option of Holders'');

(8) make any change in the ranking or priority of any note that would adversely affect the noteholder;

(9) amend or modify any of the provisions of the Collateral Documents in any manner adverse to the holders of the notes or release any of the Collateral from the Liens under the Collateral Documents except (a) in accordance with the terms of such documents and the Indenture or (b) as permitted by the following paragraph; or

(10) make any change in the preceding amendment and waiver provisions.

      Notwithstanding the preceding, without the consent of any holder of notes, Southern Star and the trustee may amend or supplement the Indenture, the Collateral Documents or the notes:

(1) to cure any ambiguity, defect or inconsistency;

(2) to provide for uncertificated notes in addition to or in place of certificated notes;

(3) to provide for the assumption of Southern Star's obligations to holders of notes in the case of a merger or consolidation or sale of all or substantially all of Southern Star's assets;

(4) to make any change that would provide any additional rights or benefits to the holders of notes or that does not adversely affect the legal rights under the Indenture or the Collateral Documents of any such holder or to confirm and evidence the release, termination or discharge of any Lien securing the notes which release, termination or discharge is permitted by the Indenture or the Collateral Documents;

(5) to provide for the issuance of additional notes in accordance with the provisions set forth in the Indenture;

(6) to comply with requirements of the Commission in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act; or

(7) to provide for guarantees by Restricted Subsidiaries as described under ''Certain Covenants—Limitation of Guarantees by Restricted Subsidiaries.''

      The consent of the holders is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

The Pledge Agreement

      The Pledge Agreement provides for the pledge by Southern Star of all of the outstanding Capital Stock of Central and any future directly-owned domestic Restricted Subsidiaries, and 65% of the outstanding Capital Stock of any directly-owned foreign Restricted Subsidiaries, to secure Southern Star's obligations under and in respect of the Indenture and the notes. Upon the occurrence of an ''Event of Default'' (as defined in the Pledge Agreement), the Pledge Agreement provides for the foreclosure upon and sale of the Collateral pledged to secure the notes by the Collateral Agent and the ratable distribution of the net proceeds of any such sale (to the extent secured by the applicable Collateral), first, to the holders of the senior secured obligations (including the holders of the notes) based upon the relevant amounts due and payable with respect to such senior secured obligations and, second, to the holders of junior secured obligations, if any. The Pledge Agreement also governs, among other things, the direction of the Collateral

Agent with respect to the exercise of remedies under the Pledge Agreement. Pursuant to the Pledge Agreement, until holders of any additional Indebtedness have become parties to the Pledge Agreement in accordance with the terms thereof, the holders of a majority of the notes direct the Collateral Agent with respect to decisions relating to the exercise of remedies under the Pledge Agreement, including whether to foreclose on the Collateral following a default on the notes. After the holders of any additional Indebtedness have become parties to the Pledge Agreement, the holders of the majority of the notes and the requisite holders under such additional Indebtedness shall direct the Collateral Agent with respect to decisions relating to the exercise of remedies. Amendments to the Pledge Agreement necessary to permit the incurrence of additional indebtedness secured by the collateral and to add additional parties thereto may be made without the consent of the trustee or the holders of the notes, insofar as the foregoing is not prohibited under the Indenture.

Concerning the Trustee

      If the trustee becomes a creditor of Southern Star, the Indenture limits its right to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the Commission for permission to continue or resign.

      The holders of a majority in principal amount of the then outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default occurs and is continuing, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any holder of notes, unless such holder has offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.

Additional Information

      Anyone who receives this prospectus may obtain a copy of the Indenture, pledge agreement and registration rights agreement without charge by writing to Southern Star Central Corp., c/o AIG Highstar Capital, L.P., 175 Water Street, 26th Floor, New York, New York 10038, Attention: Michael J. Walsh or Aaron Gold until January 16, 2004. After January 16, 2004, contact Southern Star Central Corp., c/o AIG Highstar Capital, L.P., 599 Lexington Avenue, 25th Floor, New York, New York 10022, Attention: Michael J. Walsh or Aaron Gold.

Registration Rights; Additional Interest

      The following description is a summary of the material provisions of the registration rights agreement. This agreement is only applicable to holders of old notes, not to holders of exchange notes. This description does not restate the agreement in its entirety. We urge you to read the registration rights agreement because it, and not this description, defines the registration rights of holders of the old notes. See ''Additional Information.''

      Southern Star and the initial purchaser entered into the registration rights agreement on August 8, 2003. Pursuant to the registration rights agreement, Southern Star agreed to file with the Commission a registration statement on the appropriate form for the Exchange Offer under the Securities Act with respect to the exchange notes. This registration statement is being filed pursuant to this requirement. Upon the effectiveness of this registration statement, Southern Star will offer to the holders of Transfer Restricted Securities pursuant to the Exchange Offer who are able to make certain representations the opportunity to exchange their Transfer Restricted Securities for exchange notes.

      A holder of old notes (other than certain specified holders) who wishes to exchange such old notes for exchange notes in the Exchange Offer will be required to represent that any exchange notes to be received by it will be acquired in the ordinary course of its business, that at the time of the commencement of the Exchange Offer it has no arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of the exchange notes and that it is not an ''affiliate'' of Southern Star.

      Broker-dealers receiving exchange notes in the Exchange Offer will have a prospectus delivery requirement with respect to resales of such exchange notes. Under the registration rights agreement, Southern Star is required to allow such broker-dealers and other persons, if any, with similar prospectus delivery requirements to use the prospectus contained in the Exchange Offer registration statement in connection with the resale of such exchange notes for 180 days following the effective date of such registration statement (or such shorter period during which such broker-dealers are required by law to deliver such prospectus).

      If:

(1) Southern Star is not permitted to consummate the Exchange Offer because the Exchange Offer is not permitted by applicable law or Commission policy; or

(2) any holder of Transfer Restricted Securities notifies Southern Star within 20 business days following consummation of the Exchange Offer that:

(a) it is prohibited by law or Commission policy from participating in the Exchange Offer, or

(b) that it may not resell the exchange notes acquired by it in the Exchange Offer to the public without delivering a prospectus and the prospectus contained in the Exchange Offer registration statement is not appropriate or available for such resales, or

(c) that it is a broker-dealer and owns notes acquired directly from Southern Star or an affiliate of Southern Star,

Southern Star will file with the Commission a shelf registration statement to cover resales of the old notes by the holders of the old notes who satisfy certain conditions in connection with the shelf registration statement.

      Holders reselling old notes pursuant to the shelf registration statement will be required to deliver certain information to be used in connection with the shelf registration statement and to provide comments on the shelf registration statement within the time periods set forth in the registration rights agreement in order to have their old notes included in the shelf registration statement and benefit from the provisions regarding Additional Interest described below. By acquiring Transfer Restricted Securities, a holder will be deemed to have agreed to indemnify Southern Star against certain losses arising out of information furnished by such holder in writing for inclusion in any shelf registration statement.

      A holder reselling old notes pursuant to the shelf registration statement will be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, and will be subject to certain of the civil liability provisions under the Securities Act in connection with such resales. Holders of old notes will also be required to suspend their use of the prospectus included in the shelf registration statement under certain circumstances upon receipt of written notice to that effect from Southern Star.

      Southern Star will use its commercially reasonable efforts to cause the applicable registration statement to be declared effective at the earliest possible time by the Commission.

      For purposes of the foregoing, ''Transfer Restricted Securities'' means each old note until the earliest to occur of:

(1) the date on which such old note has been exchanged by a Person other than a broker-dealer for an exchange note in the Exchange Offer and is entitled to be resold to the public by such Person without complying with the prospectus delivery requirements of the Securities Act;

(2) following the exchange by a broker-dealer in the Exchange Offer of an old note for an exchange note, the date on which such exchange note is sold to a purchaser who receives from such broker-dealer on or prior to the date of such sale a copy of the prospectus contained in the Exchange Offer registration statement;

(3) the date on which such old note has been effectively registered under the Securities Act and disposed of in accordance with the shelf registration statement; or

(4) the date on which such old note is sold pursuant to Rule 144 or may be sold pursuant to Rule 144(k) under the Securities Act.

      The registration rights agreement provides that:

(1) Southern Star will file an Exchange Offer registration statement with the Commission on or prior to December 6, 2003, that is 120 days after the closing of the initial offering;

(2) Southern Star will use commercially reasonable efforts to have the Exchange Offer registration statement declared effective by the Commission on or prior to February 24, 2004, that is 200 days after the closing of the initial offering;

(3) unless the Exchange Offer would not be permitted by applicable law or Commission policy, Southern Star will

(a) commence the Exchange Offer, and

(b) use commercially reasonable efforts to issue on or prior to 30 business days, or longer, if required by the federal securities laws, after the date on which the Exchange Offer registration statement was declared effective by the Commission, exchange notes in exchange for all old notes tendered prior thereto in the Exchange Offer; and

(4) if obligated to file the shelf registration statement, Southern Star will use commercially reasonable efforts to file the shelf registration statement with the Commission on or prior to 60 days after such filing obligation arises and to cause the shelf registration statement to be declared effective by the Commission on or prior to 150 days after such obligation arises.

      If:

(1) Southern Star fails to file any of the registration statements required by the registration rights agreement on or before the date specified for such filing; or

(2) any of such registration statements is not declared effective by the Commission on or prior to the date specified for such effectiveness; or

(3) Southern Star fails to consummate the Exchange Offer within 30 business days after the Exchange Offer registration statement is declared effective by the Commission; or

(4) the shelf registration statement or the Exchange Offer registration statement is declared effective but thereafter ceases to be effective or fails to be usable for its intended purpose during the periods specified in the registration rights agreement

(each such event referred to in clauses (1) through (4) above, a Registration Default), then Southern Star will pay additional interest to each holder of old notes, with respect to the first 90-day period immediately following the occurrence of the first Registration Default in an amount equal to $.05 per week per $1,000 principal amount of old notes held by such holder. The amount of the additional interest will increase by an additional $.05 per week per $1,000 principal amount of old notes with respect to each subsequent 90-day period until all Registration Defaults have been cured, up to a maximum amount of additional interest for all Registration Defaults of $.50 per week per $1,000 principal amount of old notes, all such amounts referred to in this paragraph, Additional Interest.

      All accrued Additional Interest will be paid by Southern Star on each day that interest is payable under the old notes or the exchange notes to the global note holder by wire transfer of immediately available funds or by federal funds check and to holders of certificated notes by wire transfer to the accounts specified by them or by mailing checks to their registered addresses if no such accounts have been specified.

      Following the cure of all Registration Defaults, the accrual of Additional Interest will cease.

Certain Definitions

      Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

      ''Acquired Debt'' means, with respect to any specified Person:

(1) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Restricted Subsidiary of such specified Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Restricted Subsidiary of, such specified Person; and

(2) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

      ''Additional Assets'' means:

(1) any property or assets, other than Capital Stock, Indebtedness or rights to receive payments over a period greater than 180 days, that are used by or useful to Southern Star or any of its Restricted Subsidiaries in a Permitted Business; or

(2) the Capital Stock of an entity that either is already at the time a Restricted Subsidiary or becomes a Restricted Subsidiary as a result of the acquisition of that Capital Stock by Southern Star or another of its Restricted Subsidiaries.

      ''Affiliate'' of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, ''control,'' as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that beneficial ownership of 10% or more of the Voting Stock of a Person will be deemed to be control. For purposes of this definition, the terms ''controlling,'' ''controlled by'' and ''under common control with'' have correlative meanings.

      ''Asset Sale'' means:

(1) the sale, lease, conveyance or other disposition of any assets or rights, including by means of a merger, consolidation or similar transaction; provided that the sale, conveyance or other disposition of all or substantially all of the assets of Southern Star and its Restricted Subsidiaries taken as a whole will be governed by the provisions of the Indenture described above under the caption ''Repurchase at the Option of Holders—Change of Control Triggering Event'' and/or the provisions described above under the caption ''Certain Covenants—Merger, Consolidation or Sale of Assets'' and not by the provisions of the Asset Sales covenant; and

(2) the issuance of Equity Interests in any of Southern Star's Restricted Subsidiaries or the sale of Equity Interests in any of its Subsidiaries (other than directors' qualifying shares).

      Notwithstanding the preceding, the following items will not be deemed to be Asset Sales:

(3) any single transaction or series of related transactions that involves assets having a fair market value of less than $2.0 million;

(4) a transfer of assets between or among Southern Star and its Restricted Subsidiaries;

(5) an issuance of Equity Interests by a Restricted Subsidiary to Southern Star or to another Restricted Subsidiary;

(6) the sale or lease of equipment, inventory, accounts receivable or other assets in the ordinary course of business;

(7) the sale or other disposition of cash or Cash Equivalents;

(8) a Restricted Payment or Permitted Investment that is permitted by the covenant described above under the caption ''Certain Covenants—Restricted Payments;''

(9) dispositions in connection with Permitted Liens; and

(10) the transfer and receipt of Additional Assets in an exchange of assets transaction.

      ''Attributable Debt'' in respect of a sale and leaseback transaction means, at the time of determination, the present value of the obligation of the lessee for net rental payments during the remaining term of the lease included in such sale and leaseback transaction including any period for which such lease has been extended or may, at the option of the lessor, be extended. Such present value shall be calculated using a discount rate equal to the rate of interest implicit in such transaction, determined in accordance with GAAP.

      ''Available Cash Flow from Operations'' means for any period of Southern Star, Consolidated Cash Flow of Southern Star for such period, minus the sum of the following, each determined for such period on a consolidated basis:

(1) cash taxes paid for Southern Star and its Restricted Subsidiaries; plus

(2) cash interest expense paid by Southern Star and its Restricted Subsidiaries whether or not capitalized (including, without limitation, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings, and net of the effect of all payments made or received pursuant to Hedging Obligations); plus

(3) additions to property, plant and equipment and other capital expenditures of Southern Star and its Restricted Subsidiaries that are (or would be) set forth in a consolidated statement of cash flows of Southern Star and its Restricted Subsidiaries for such period prepared in accordance with generally accepted accounting principles (except to the extent financed by the incurrence of Indebtedness); plus

(4) the aggregate principal amount of long-term Indebtedness repaid by Southern Star and its Restricted Subsidiaries and the repayment by Southern Star and any Restricted Subsidiary of any short-term Indebtedness that financed capital expenditures referred to in clause (3) above, excluding any such repayments (i) under working capital facilities (except to the extent that such Indebtedness so repaid was incurred to finance capital expenditures as described in clause (3) above), (ii) out of Net Proceeds of Asset Sales as provided in ''Repurchase at the Option of Holders—Asset Sales'' and (iii) through a refinancing involving the incurrence of new long-term Indebtedness.

      ''Beneficial Owner'' has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular ''person'' (as that term is used in Sections 13(d) and 14(d) of the Exchange Act), such ''person'' will be deemed to have beneficial ownership of all securities that such ''person'' has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition. The terms ''Beneficially Owns'' and ''Beneficially Owned'' have correlative meanings.

      ''Board of Directors'' means:

(1) with respect to a corporation, the board of directors of the corporation;

(2) with respect to a partnership, the Board of Directors of the general partner of the partnership; and

(3) with respect to any other Person, the board or committee of such Person serving a similar function.

      ''Business Day'' means each day that is not a Saturday, Sunday or other day on which banking institutions in New York, New York are authorized or required by law to close.

      ''Capital Lease Obligation'' means, at the time any determination is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet in accordance with GAAP.

      ''Capital Stock'' means:

(1) in the case of a corporation, corporate stock;

(2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

      ''Cash Equivalents'' means:

(1) United States dollars;

(2) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality of the United States government (provided that the full faith and credit of the United States is pledged in support of those securities) having maturities of not more than six months from the date of acquisition;

(3) certificates of deposit and eurodollar time deposits with maturities of six months or less from the date of acquisition, bankers' acceptances with maturities not exceeding six months and overnight bank deposits, in each case, with any domestic commercial bank having capital and surplus in excess of $500.0 million and a Thomson Bank Watch Rating of ''B'' or better;

(4) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

(5) commercial paper having the highest rating obtainable from Moody's or S&P and in each case maturing within six months after the date of acquisition; and

(6) money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (5) of this definition.

      ''Change of Control'' means the occurrence of any of the following:

(1) prior to the occurrence of the first public offering of common stock of Southern Star, the Permitted Holders cease to be the Beneficial Owners, directly or indirectly, of a majority of the voting power of the Voting Stock of Southern Star, whether as a result of issuance of securities of Southern Star, any merger, consolidation, liquidation or dissolution of Southern Star, any direct or indirect transfer of securities by the Permitted Holders or otherwise (for purposes of this clause (1) the Permitted Holders shall be deemed to Beneficially Own any Voting Stock of an entity, or the specified entity, held by any other entity, or the parent entity, so long as the Permitted Holders Beneficially Own (as so defined), directly or indirectly, in the aggregate a majority of the voting power of the Voting Stock of the parent entity, measured by voting power rather than number of shares);

(2) the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of Southern Star and its Restricted Subsidiaries taken as a whole to any ''person'' (as that term is used in Sections 13(d) and 14(d) of the Exchange Act);

Notwithstanding anything in this clause (2), Southern Star may reorganize into a master limited partnership or similar entity, provided that (i) the Permitted Holders continue to be the Beneficial Owner, directly or indirectly, of a majority of the voting power of the Voting Stock of the reorganized entity and (ii) Southern Star shall sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of Southern Star in conjunction with such reorganization and shall comply with the covenant described under ''—Certain Covenants—Merger, Consolidation or Sale of Assets.''

(3) the adoption of a plan relating to the liquidation or dissolution of Southern Star;

(4) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any ''person'' or ''group'' (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) becomes the Beneficial Owner, directly or indirectly, of more than 35% of the voting power of the Voting Stock of Southern Star; provided that the Permitted Holders Beneficially Own, directly or indirectly, in the aggregate a lesser percentage of the total voting power of the Voting Stock of Southern Star (or its successor by merger, consolidation or purchase of all or substantially all of its assets) than such other person or group and do not have the right or ability by voting power, contract or otherwise to elect or designate for election a majority of the board of directors of Southern Star or such successor (for the purposes of this clause, such other person or group shall be deemed to beneficially own any Voting Stock of a specified entity held by a parent entity, if such other person or group ''beneficially owns'' directly or indirectly, more than 35% of the voting power of the Voting Stock of such parent entity and the Permitted Holders ''beneficially own'' directly or indirectly, in the aggregate a lesser percentage of the voting power of the Voting Stock of such parent entity and do not have the right or ability by voting power, contract or otherwise to elect or designate for election a majority of the board of directors of such parent entity); or

(5) Southern Star consolidates with, or merges with or into, any Person, or any Person consolidates with, or merges with or into, Southern Star, in any such event pursuant to a transaction in which any of the outstanding Voting Stock of Southern Star or such other Person is converted into or exchanged for cash, securities or other property, other than any such transaction where the Voting Stock of Southern Star outstanding immediately prior to such transaction is converted into or exchanged for Voting Stock (other than Disqualified Stock) of the surviving Person constituting a majority of the outstanding shares of such Voting Stock of such surviving Person (immediately after giving effect to such transaction).

      ''Change of Control Triggering Event'' means the occurrence of both a Change of Control and a Rating Decline with respect to the notes; provided, that if the notes are not rated Ba3/BB- by Moody's and S&P, respectively on a Rating Date, a Change of Control Triggering Event shall mean the occurrence of Change of Control, regardless of any change in ratings.

      ''Collateral'' means all of the property from time to time in which Liens are purported to be granted to secure the notes pursuant to the Collateral Documents.

      ''Collateral Agent'' means Deutsche Bank Trust Company Americas.

      ''Collateral Documents'' means, collectively, the Pledge Agreement and all other security documents hereafter delivered to the Collateral Agent granting a Lien on any property of Southern Star to secure its obligations under the notes and the Indenture, as amended, amended and restated, modified, renewed, replaced or restructured from time to time.

      ''Commission'' means the Securities Exchange Commission.

      ''Consolidated Cash Flow'' means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period plus:

(1) an amount equal to any extraordinary loss plus any net loss realized by such Person or any of its Subsidiaries in connection with an asset sale or asset disposition, to the extent such losses were deducted in computing such Consolidated Net Income; plus

(2) provision for taxes based on income or profits of such Person and its Restricted Subsidiaries for such period, to the extent that such provision for taxes was deducted in computing such Consolidated Net Income; plus

(3) consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued and whether or not capitalized (including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to

Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings), and net of the effect of all payments made or received pursuant to Hedging Obligations incurred with respect to Indebtedness, to the extent that any such expense was deducted in computing such Consolidated Net Income; plus

(4) depreciation, amortization (including amortization of intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash expenses (including impairment charges recorded in connection with the application of Financial Accounting Standard No. 142 ''Goodwill and Other Intangibles'' but excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and its Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash expenses were deducted in computing such Consolidated Net Income; plus

(5) all extraordinary, unusual or non-recurring items of loss or expense; minus

(6) all extraordinary, unusual or non-recurring items of gain or revenue; minus

(7) non-cash items increasing such Consolidated Net Income for such period, other than the accrual of revenue in the ordinary course of business,

in each case, on a consolidated basis and determined in accordance with GAAP. Notwithstanding the foregoing, amounts in clauses (1), (2), (4) and (5) relating to any Restricted Subsidiary will be added to Consolidated Net Income to compute Consolidated Cash Flow only to the extent (and in the same proportion) that the Net Income of such Restricted Subsidiary was included in calculating Consolidated Net Income and only if a corresponding amount would be permitted at the date of determination to be dividended to Southern Star by such Restricted Subsidiary without any prior governmental approval (that has not been obtained) and by operation of the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to such Restricted Subsidiary or its stockholders.

      ''Consolidated Net Income'' means, with respect to any specified Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that:

(1) the Net Income (but not loss) of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting will be included only to the extent of the amount of dividends or distributions paid in cash to the specified Person or a Restricted Subsidiary of the Person;

(2) the Net Income of any Restricted Subsidiary will be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders; and

(3) the cumulative effect of a change in accounting principles after the Issue Date will be excluded.

      ''Consolidated Net Tangible Assets'' means, with respect to any Person at any date of determination, the aggregate amount of Total Assets included in such Person's most recent quarterly or annual consolidated balance sheet prepared in accordance with GAAP less applicable reserves reflected in such balance sheet, after deducting the following amounts: (i) all current liabilities reflected in such balance sheet, and (ii) all goodwill, trademarks, patents, unamortized debt discounts and expenses and other like intangibles reflected in such balance sheet.

      ''Credit Facilities'' means, one or more debt facilities or commercial paper facilities, in each case with banks or other institutional lenders providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time (and whether or not with the original lender or lenders or another lender or lenders and whether provided under the original Credit Facility or any other credit or other agreement or indenture).

      ''Default'' means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

      ''Disqualified Stock'' means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case at the option of the holder of the Capital Stock), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder of the Capital Stock, in whole or in part, on or prior to the date that is 91 days after the date on which the notes mature. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders of the Capital Stock have the right to require Southern Star to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale will not constitute Disqualified Stock if the terms of such Capital Stock provide that Southern Star may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption ''—Certain Covenants—Restricted Payments.''

      ''Equity Interests'' means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

      ''Equity Offering'' means any public or private sale of Capital Stock (other than Disqualified Stock) made for cash on a primary basis by Southern Star after the Issue Date.

      ''Exchange Notes'' means the notes issued in the Exchange Offer pursuant to the Indenture.

      ''Exchange Offer'' has the meaning set forth for such term in the registration rights agreement.

      ''Existing Indebtedness'' means any Indebtedness of Southern Star and its Restricted Subsidiaries (other than any other Permitted Debt) in existence on the date the notes are first issued, until such amounts are repaid.

      ''Fixed Charge Coverage Ratio'' means, with respect to any specified Person for any four-quarter reference period, the ratio of the Consolidated Cash Flow of such Person for such period to the Fixed Charges of such Person for such period. In the event that the specified Person or any of its Subsidiaries incurs, assumes, Guarantees, repays, repurchases or redeems any Indebtedness (other than ordinary working capital borrowings) or issues, repurchases or redeems any Disqualified Stock or preferred stock subsequent to the commencement of the applicable four-quarter reference period and on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made occurs, the Calculation Date, then the Fixed Charge Coverage Ratio will be calculated giving pro forma effect to such incurrence, assumption, Guarantee, repayment, repurchase or redemption of Indebtedness, or such issuance, repurchase or redemption of Disqualified Stock or preferred stock, and the use of the proceeds therefrom as if the same had occurred at the beginning of such period.

      In addition, for purposes of calculating the Fixed Charge Coverage Ratio:

(1) acquisitions that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers or consolidations and including any related financing transactions, subsequent to the commencement of the applicable four-quarter reference period and on or prior to the Calculation Date will be given pro forma effect as if they had occurred on the first day of such period and Consolidated Cash Flow for such reference period will be calculated on a pro forma basis in accordance with Regulation S-X under the Securities Act including any pro forma expense and cost reductions that have occurred or are reasonably expected to occur, in the reasonable judgment of the chief financial officer or chief accounting officer of Southern Star (regardless of whether those cost savings or operating improvements could then be reflected in pro forma financial statements in accordance with Regulation S-X promulgated under the Securities Act or any other regulation or policy of the Commission related thereto);

(2) the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, will be excluded; and

(3) the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, will be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the specified Person or any of its Restricted Subsidiaries following the Calculation Date.

      ''Fixed Charges'' means, with respect to any specified Person for any period, the sum, without duplication, of:

(1) the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued (including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings), and net of the effect of all payments made or received pursuant to Hedging Obligations incurred with respect to Indebtedness; plus

(2) the consolidated interest of such Person and its Restricted Subsidiaries that was capitalized during such period; plus

(3) any interest expense on Indebtedness of another Person that is Guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, whether or not such Guarantee or Lien is called upon; plus

(4) the product of (a) all dividends, whether paid or accrued and whether or not in cash, on any series of Disqualified Stock or preferred stock of such Person or any of its Restricted Subsidiaries, other than dividends on Equity Interests payable solely in Equity Interests of Southern Star (other than Disqualified Stock) or to Southern Star or a Restricted Subsidiary of Southern Star, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal;

in each case, on a consolidated basis and in accordance with GAAP.

      ''Foreign Subsidiary'' means any Restricted Subsidiary of Southern Star that was not formed under the laws of the United States or any state of the United States or the District of Columbia.

      ''GAAP'' means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on the Issue Date.

      ''Guarantee'' means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, of all or any part of any Indebtedness in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof.

      ''Guarantor'' means each of Southern Star's Restricted Subsidiaries that in the future is required to execute a supplemental indenture in which such Restricted Subsidiary agrees to be bound by the terms of the Indenture as a Guarantor as described in ''Certain Covenants—Limitation of Guarantees by Restricted Subsidiaries''; provided that any Person constituting a Guarantor as described above shall cease to constitute a Guarantor when its respective Guarantee is released in accordance with the terms of the Indenture.

      ''Hedging Obligations'' means, with respect to any specified Person, the obligations of such Person incurred under:

(1) interest rate swap agreements, interest rate cap agreements and interest rate collar agreements;

(2) foreign exchange contracts and currency protection agreements;

(3) any commodity futures contract, commodity option or other similar agreement or arrangement; and

(4) other similar agreements or arrangements.

      ''Indebtedness'' means, with respect to any specified Person, any indebtedness of such Person, whether or not contingent:

(1) in respect of borrowed money;

(2) evidenced by bonds, notes, debentures or similar instruments;

(3) in respect of banker's acceptances or letters of credit (or reimbursement agreements in respect thereof) or similar instruments;

(4) representing Capital Lease Obligations;

(5) representing the balance deferred and unpaid of the purchase price of any property, except any such balance that constitutes an accrued expense or trade payable; or

(6) representing the net obligations of such Person under any Hedging Obligations (the amount of any such obligations to be equal at any time to the termination value of the agreement or arrangement giving rise to such obligation that would be payable by such Person at such time);

if and to the extent any of the preceding items (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP. In addition, the term ''Indebtedness'' includes all Indebtedness of others to the extent secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person) and, to the extent not otherwise included, the Guarantee by the specified Person of any Indebtedness of any other Person.

      The amount of any Indebtedness outstanding as of any date will be:

(1) the accreted value of the Indebtedness, in the case of any Indebtedness issued with original issue discount; and

(2) the principal amount of the Indebtedness, together with any interest on the Indebtedness that is more than 30 days past due, in the case of any other Indebtedness.

      ''Investments'' means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the forms of loans (including Guarantees or other obligations), advances or capital contributions (excluding (x) commission, travel and similar advances to officers and employees made in the ordinary course of business and (y) advances to customers in the ordinary course of business that are recorded as accounts receivable on the balance sheet of the lender), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. If Southern Star or any Subsidiary of Southern Star sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary of Southern Star such that, after giving effect to any such sale or disposition, such Person is no longer a Subsidiary of Southern Star, Southern Star will be deemed to have made an Investment on the date of any such sale or disposition in an amount equal to the fair market value of the Equity Interests of such Restricted Subsidiary not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption ''Certain Covenants—Restricted Payments.'' The acquisition by Southern Star or any Subsidiary of Southern Star of a Person that holds an Investment in a third Person will be deemed to be an Investment made by Southern Star or such Subsidiary in such third Person in an amount equal to the fair market value of the Investment held by the acquired Person in such third Person on the date of any such acquisition in an amount determined as provided in the final paragraph of the covenant described above under the caption ''Certain Covenants—Restricted Payments.''

      ''Issue Date'' means the date the notes are first issued under the Indenture.

      ''Lien'' means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in such asset and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction.

      ''Moody's'' means Moody's Investors Service, Inc. or any successor rating agency.

      ''Net Income'' means, with respect to any specified Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however:

(1) any gain (but not loss), together with any related provision for taxes on such gain (but not loss), realized in connection with: (a) any asset sale or asset disposition; or (b) the disposition of any securities by such Person or any of its Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Subsidiaries; and

(2) any extraordinary gain (but not loss), together with any related provision for taxes on such extraordinary gain (but not loss).

      ''Net Proceeds'' means the aggregate cash proceeds received by Southern Star or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of the direct costs relating to such Asset Sale, including, without limitation, legal, accounting and investment banking fees, and sales commissions, and any relocation expenses incurred as a result of the Asset Sale, taxes paid or payable as a result of the Asset Sale, in each case, after taking into account any available tax credits or deductions and any tax sharing arrangements, any amounts required to be applied to the repayment of Senior Debt secured by a Lien on the asset or assets that were the subject of such Asset Sale, and any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP.

      ''Non-Recourse Debt'' means Indebtedness:

(1) as to which neither Southern Star nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable as a guarantor or otherwise, or (c) is the lender;

(2) no default with respect to which (including any rights that the holders of the Indebtedness may have to take enforcement action against an Unrestricted Subsidiary) would permit upon notice, lapse of time or both any holder of any other Indebtedness (other than the notes) of Southern Star or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment of the Indebtedness to be accelerated or payable prior to its stated maturity; and

(3) as to which the lenders or other credit providers have been notified in writing that they will not have any recourse to the stock or assets of Southern Star or any of its Restricted Subsidiaries;

      Notwithstanding the foregoing, for purposes of clauses (1) and (3) above, Indebtedness of an Unrestricted Subsidiary secured by a pledge by Southern Star of the Capital Stock of such Unrestricted Subsidiary, to the extent of the value of such Capital Stock, shall be deemed to be Non-Recourse Debt.

      ''Obligations'' means any principal, premium and Additional Interest, if any, interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization, whether or not a claim for post-filing interest is allowed in such proceeding), penalties, fees, charges, expenses, indemnifications, reimbursement obligations, damages, guarantees, and other liabilities or amounts payable under the documentation governing any Indebtedness or in respect thereof.

      ''Permitted Business'' means the lines of business conducted by Southern Star and its Restricted Subsidiaries on the Issue Date and any business incidental or reasonably related thereto or which is a reasonable extension thereof as determined in good faith by our Board of Directors and set forth in an officer's certificate delivered to the trustee.

      ''Permitted Holders'' means AIG Highstar Capital, L.P., a Delaware limited partnership and any of its Affiliates that AIG Highstar Capital, L.P. or AIG Global Investment Corp. controls. For purposes of this definition, ''control'' shall have the meaning given such term in the definition of the term ''Affiliate.''

      ''Permitted Investments'' means:

(1) any Investment in Southern Star or in a Restricted Subsidiary of Southern Star;

(2) any Investment in Cash Equivalents;

(3) any Investment by Southern Star or any Subsidiary of Southern Star in a Person, if as a result of such Investment:

(a) such Person becomes a Restricted Subsidiary of Southern Star; or

(b) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, Southern Star or a Restricted Subsidiary of Southern Star;

(4) any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption ''Repurchase at the Option of Holders—Asset Sales;''

(5) any acquisition of assets solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of Southern Star;

(6) any Investments received (a) in satisfaction of judgments or in compromise of obligations of trade creditors or customers that were incurred in the ordinary course of business, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer or (b) as a result of a foreclosure by Southern Star or any of its Restricted Subsidiaries with respect to any secured Investment in default;

(7) guarantees of Indebtedness permitted under the covenant described above under the caption ''Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock'';

(8) Hedging Obligations permitted to be incurred under the covenant described above under the caption ''Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock'' covenant;

(9) payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;

(10) loans or advances to employees made in the ordinary course of business consistent with past practices of Southern Star or such Restricted Subsidiary not to exceed $2.0 million at any one time outstanding; and

(11) other Investments in any Person having an aggregate fair market value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (11) that are at the time outstanding, not to exceed the greater of (a) $15.0 million or (b) 3.0% of Consolidated Net Tangible Assets.

      ''Permitted Liens'' means:

(1) Liens securing Indebtedness and other obligations under any Credit Facility permitted to be incurred under the Indenture;

(2) Liens securing the notes offered hereby;

(3) Liens to secure additional senior Indebtedness of Southern Star by the Collateral on a pari passu basis with the notes offered hereby; provided that such Indebtedness shall not exceed 15.0% of Consolidated Net Tangible Assets of Southern Star;

(4) Liens existing on the Issue Date;

(5) Liens in favor of Southern Star;

(6) Liens to secure Indebtedness of any Restricted Subsidiaries; provided that the Indebtedness is permitted by the terms of the Indenture to be incurred;

(7) Liens on property of a Person existing at the time such Person is merged with or into or consolidated with Southern Star or any Restricted Subsidiary of Southern Star or otherwise becomes a Restricted Subsidiary of Southern Star; provided that such Liens were in existence prior to the contemplation of such merger or consolidation or such Person becoming a Restricted Subsidiary of Southern Star and do not extend to any assets other than those of such Person;

(8) Liens on property existing at the time of acquisition of the property by Southern Star or any Restricted Subsidiary of Southern Star; provided that such Liens were in existence prior to the contemplation of such acquisition and do not extend to any assets other than such acquired property;

(9) Liens to secure Indebtedness (including Capital Lease Obligations) permitted by clause (4) of the second paragraph of the covenant entitled ''—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock'' covering only the assets acquired with such Indebtedness;

(10) Liens securing Permitted Refinancing Indebtedness incurred to refinance Indebtedness that was previously so secured; provided that any such Lien is limited to all or part of the same property or assets (plus improvements, accessions, proceeds or distributions in respect thereof) that secured or, under the written arrangements under which the original Lien arose, could secure the Indebtedness being refinanced;

(11) Liens on assets or Capital Stock of Unrestricted Subsidiaries that secure Non-Recourse Debt of Unrestricted Subsidiaries;

(12) Liens securing Hedging Obligations so long as the related Indebtedness is, and is permitted to be under the Indenture, secured by a Lien on the same property securing such Hedging Obligation;

(13) Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business;

(14) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted; provided that any reserve or other appropriate provision as is required in conformity with GAAP has been made therefor;

(15) pledges or deposits by such Person under workmen's compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits or cash or United States government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import or customs duties or for the payment of rent, in each case incurred in the ordinary course of business;

(16) Liens imposed by law, including carriers', warehousemen's and mechanics' Liens, in each case for sums not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted; provided that any reserve or other appropriate provision as is required in conformity with GAAP has been therefor;

(17) Liens arising solely by virtue of any statutory or common law provisions relating to banker's Liens, rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained with a depositary institution; provided that (a) such deposit account is not a dedicated cash collateral account and is not subject to restrictions against access by Southern Star in excess of those set forth by regulations promulgated by the Federal Reserve Board and (b) such deposit account is not intended by Southern Star or any Restricted Subsidiary to provide collateral to the depositary institution;

(18) easements, rights-of-way, minor survey exceptions, zoning and similar restrictions and other similar encumbrances or title defects incurred or imposed, which do not materially detract from the value of the property subject thereto (as such property is used by Southern Star or its Subsidiaries) or interfere with the ordinary conduct of its business or the business of its Subsidiaries; provided that any such Liens are not incurred in connection with any borrowing of money or any commitment to loan any money or to extend any credit;

(19) judgment Liens not giving rise to an Event of Default so long as such Lien is adequately bonded and any appropriate legal proceedings that may have been duly initiated for the review of such judgment have not been finally terminated or the period within which such proceedings may be initiated has not expired; and

(20) Liens incurred in the ordinary course of business of Southern Star or any Subsidiary of Southern Star with respect to obligations that do not exceed $5.0 million at any one time outstanding.

      Notwithstanding the foregoing, ''Permitted Liens'' will not include any Lien described in clause (7), (8) or (9) above to the extent such Lien applies to any Additional Assets acquired directly or indirectly from Net Proceeds pursuant to the covenant described above under the caption ''Repurchase at Option of Holders—Asset Sales.'' For purposes of this definition, the term ''Indebtedness'' will be deemed to include interest on such Indebtedness.

      ''Permitted Refinancing Indebtedness'' means any Indebtedness of Southern Star or any of its Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of Southern Star or any of its Subsidiaries (other than intercompany Indebtedness); provided that:

(1) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness extended, refinanced, renewed, replaced, defeased or refunded (plus all accrued interest on the Indebtedness and the amount of all expenses and premiums incurred in connection therewith);

(2) such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded;

(3) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the notes, such Permitted Refinancing Indebtedness is subordinated in right of payment to, the notes on terms at least as favorable to the holders of notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and

(4) such Permitted Refinancing Indebtedness is incurred either by (i) Southern Star or (ii) by the Subsidiary that is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.

      ''Person'' means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

      ''Pledge Agreement'' means the Pledge Agreement, dated as of the Issue Date, by and among Southern Star, the Collateral Agent and the Trustee, as amended, amended and restated or otherwise modified from time to time.

      ''Rating Date'' means the date that is 90 days prior to the earlier of:

(a) a Change of Control; and

(b) public notice of the occurrence of a Change of Control or the intention of Southern Star to effect a Change of Control.

      ''Rating Decline'' means the rating of the notes by either Moody's or S&P shall be decreased by one or more gradations (including gradations within rating categories as well as between rating categories) within 90 days after the earlier of: (i) the date of public notice of the occurrence of a Change of Control or (ii) public notice of the intention of Southern Star to effect a Change of Control (which 90-day period shall be extended so long as the rating of the notes is under publicly announced consideration for possible downgrade by either Moody's or S&P).

      ''Restricted Investment'' means an Investment other than a Permitted Investment.

      ''Restricted Subsidiary'' means any Subsidiary of Southern Star that is not an Unrestricted Subsidiary.

      ''S&P'' means Standard & Poor's Rating Services, a division of McGraw Hill Inc., a New York corporation, or any successor rating agency.

      ''Senior Debt'' means

(1) all Indebtedness of Southern Star or any Restricted Subsidiary outstanding under Credit Facilities and all Hedging Obligations with respect thereto;

(2) any other Indebtedness of Southern Star or any Restricted Subsidiary permitted to be incurred under the terms of the Indenture, unless the instrument under which such Indebtedness is incurred expressly provides that it is subordinated in right of payment to the notes; and

(3) all Obligations with respect to the items listed in the preceding clauses (1) and (2).

Notwithstanding anything to the contrary in the preceding sentence, Senior Debt will not include:

(a) any liability for federal, state, local or other taxes owed or owing by Southern Star;

(b) any intercompany Indebtedness of Southern Star or any of its Subsidiaries to Southern Star or any of its Affiliates;

(c) any trade payables;

(d) any Indebtedness of Southern Star or any Restricted Subsidiary (and any accrued and unpaid interest in respect thereof) that is subordinate or junior in any respect to any other Indebtedness or other obligation of such Person; or

(e) any Indebtedness that is incurred in violation of the Indenture.

      ''Significant Subsidiary'' means any Restricted Subsidiary that would be a ''significant subsidiary'' as defined in Article 1, Rule 1-02(w) of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the date hereof; provided that all Unrestricted Subsidiaries will be excluded from all calculations under Rule 1-02(w) of Regulation S-X.

      ''Stated Maturity'' means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which the payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness (or with respect to Indebtedness outstanding on the Issue Date, the documentation in effect on the Issue Date), and will not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

      ''Subsidiary'' means, with respect to any specified Person:

(1) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees of the corporation, association or other business entity is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are that Person or one or more Subsidiaries of that Person (or any combination thereof).

      ''Total Assets'' means, with respect to any Person, the total assets of such Person on a consolidated basis determined in accordance with GAAP, as shown on the most recently available consolidated balance sheet of such Person.

      ''Unrestricted Subsidiary'' means any Subsidiary of Southern Star that is designated by the Board of Directors as an Unrestricted Subsidiary pursuant to a Board Resolution, but only to the extent that such Subsidiary:

(1) has no Indebtedness other than Non-Recourse Debt;

(2) is not party to any agreement, contract, arrangement or understanding with Southern Star or any Restricted Subsidiary of Southern Star unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to Southern Star or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of Southern Star;

(3) is a Person with respect to which neither Southern Star nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person's financial condition or to cause such Person to achieve any specified levels of operating results; and

(4) has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of Southern Star or any of its Restricted Subsidiaries;

      Any designation of a Subsidiary of Southern Star as an Unrestricted Subsidiary will be evidenced to the trustee by filing with the trustee a certified copy of the Board Resolution giving effect to such designation and an officers' certificate certifying that such designation complied with the preceding conditions and was permitted by the covenant described above under the caption ''Certain Covenants—Restricted Payments.'' If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it will thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture and any Indebtedness of such Subsidiary will be deemed to be incurred by a Restricted Subsidiary of Southern Star as of such date and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption ''Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock,'' Southern Star will be in default of such covenant. The Board of Directors of Southern Star may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that such designation will be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of Southern Star of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation will only be permitted if (1) such Indebtedness is permitted under the covenant described under the caption ''Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock,'' calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period; and (2) no Default would be in existence following such designation.

      ''Voting Stock'' of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

      ''Weighted Average Life to Maturity'' means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect of the Indebtedness by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(2) the then outstanding principal amount of such Indebtedness.

BOOK-ENTRY; DELIVERY AND FORM

      The exchange notes will be issued in the form of one or more fully registered notes in global form. Ownership of beneficial interests in a global note will be limited to persons who have accounts with DTC, the participants, or persons who hold interests through participants. Ownership of beneficial interests in a global note will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC, its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants).

      So long as DTC or its nominee is the registered owner or holder of a global note, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the notes represented by such global note for all purposes under the Indenture and the exchange notes. No beneficial owner of an interest in a global note will be able to transfer that interest except in accordance with DTC's applicable procedures, in addition to those provided for under the Indenture.

      Payments of the principal of, and interest on, a global note will be made to DTC or its nominee, as the case may be, as the registered owner thereof. None of Southern Star, Central, the Trustee or any Paying Agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a global note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

      We expect that DTC or its nominee, upon receipt of any payment of principal or interest in respect of a global note, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such global note as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in such global note held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

      Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds.

      We expect that DTC will take any action permitted to be taken by a holder of exchange notes (including the presentation of exchange notes for exchange as described below) only at the direction of one or more participants to whose account DTC interests in a global note is credited and only in respect of such portion of the aggregate principal amount of exchange notes as to which such participant or participants has or have given such direction. However, if there is an Event of Default under the notes, or we, at our option, notify the Trustee in writing that it elects to cause the issuance of certified notes DTC will exchange the applicable global note for certificated notes, which it will distribute to its participants.

      We understand that DTC is:

•	a limited purpose trust company organized under the laws of the State of New York;

•	a ''banking organization'' within the meaning of New York Banking Law;

•	a member of the Federal Reserve System;

•	a ''clearing corporation'' within the meaning of the Uniform Commercial Code; and

•	a ''Clearing Agency'' registered pursuant to the provisions of Section 17A of the Exchange Act.

      DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies and certain other organizations that clear through or maintain a custodial relationship with a participant, either directly or indirectly, or indirect participants.

      Although DTC is expected to follow the foregoing procedures in order to facilitate transfers of interests in a global note among participants of DTC, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. None of Southern Star, Central or the Trustee will have any responsibility for the performance by DTC or its respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

      If DTC ceases to be a clearing agency registered under the Exchange Act, or is at any time unwilling or unable to continue as a depositary for the global notes and a successor depositary is not appointed by us within 90 days, we will issue certificated notes in exchange for the global notes. Holders of an interest in a global note may receive certificated notes in accordance with DTC's rules and procedures in addition to those provided for under the Indenture.

FEDERAL INCOME AND ESTATE TAX CONSEQUENCES

General

      The following is a summary of certain material U.S. federal income and estate tax consequences relating to the acquisition, ownership and disposition of the old notes and the exchange notes by non-United States holders (as defined below). Unless otherwise indicated, references in this discussion to ''notes'' apply equally to the old notes and to the exchange notes. This discussion is based on current provisions of the Internal Revenue Code of 1986 (which we refer to as the Code), currently applicable Treasury regulations, and judicial and administrative rulings and decisions. Legislative, judicial or administrative changes could alter or modify the statements and conclusions in this discussion. Any legislative, judicial or administrative changes or new interpretations may be retroactive and could affect the tax consequences to holders. In addition, we have not obtained, nor do we intend to obtain, a ruling from the Internal Revenue Service (which we refer to as the IRS) or an opinion of counsel with respect to any tax consequences of acquiring, owning or disposing of the notes. Thus, we cannot assure you that the IRS would not successfully challenge one or more of the tax consequences or matters described here.

      This discussion applies to non-United States holders who hold the notes as capital assets. This discussion does not address all of the tax consequences relevant to a particular holder in light of that holder's circumstances, and some holders may be subject to special tax rules and limitations not discussed below (e.g., nonresident aliens subject to tax on expatriates under Section 877 of the Code, ''controlled foreign corporations,'' ''passive foreign investment companies,'' ''foreign personal holding companies,'' broker-dealers, and persons who hold the notes as part of a hedge, straddle, ''synthetic security,'' or other integrated investment, risk reduction or constructive sale transaction). This discussion does not address any tax consequences under state, local or non-United States tax laws. Consequently, prospective investors are urged to consult their tax advisers to determine the United States federal, state, local and non-United States income, estate, and any other tax consequences of the acquisition, ownership and disposition of the notes, including the consequences of any applicable tax treaties.

      The tax consequences to a partner in a partnership that owns the notes depend in part on the status of the partner and the activities of the partnership. Such persons should consult their tax advisers regarding the consequences of the acquisition, ownership and disposition of the notes.

      We use the term ''non-United States holder'' to mean a holder of our notes that is not any of the following:

•	a citizen or resident of the United States, as determined for U.S. federal income tax purposes;

•	a corporation (or entity treated as a corporation for federal income tax purposes) created or organized in the United States, or under the laws of the United States or of any state (including the District of Columbia);

•	a partnership (or entity treated as a partnership for federal income tax purposes) organized in the United States, or under the laws of the United States or of any state (including the District of Columbia) unless provided otherwise by future Treasury regulations;

•	an estate the income of which is includable in gross income for U.S. federal income tax purposes, regardless of its source;

•	a trust (i) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons (as defined in the Code) have the authority to control all substantial decisions of the trust, or (ii) that has a valid election in effect under applicable Treasury regulations to be treated as a United States person; or

•	any person otherwise subject to U.S. federal income tax on a net income basis in respect of its worldwide taxable income.

Exchange Offer

      The exchange of the old notes for exchange notes pursuant to the exchange offer will not constitute a taxable exchange. As a result, (1) you will not recognize a taxable gain or loss as a result of exchanging your old notes for exchange notes; (2) the holding period of the exchange notes will include the holding period of the old notes exchanged therefor; and (3) the adjusted tax basis of the exchange notes will be the same as the adjusted tax basis of the old notes exchanged therefor immediately before the exchange.

Payments of Interest

      Subject to the discussion below concerning backup withholding, if you are not engaged in a trade or business in the United States to which interest or premium, if any, on a note is attributable, you generally will not be subject to U.S. federal income or withholding tax on interest or premium on a note unless:

•	you are a controlled foreign corporation that is related to us through stock ownership or is otherwise related as determined by Section 864(d) of the Code;

•	you are a bank that receives interest on an extension of credit made pursuant to a loan agreement entered into in the ordinary course of your trade or business; or

•	you actually or constructively own 10% or more of the total combined voting power of all classes of our voting stock as determined under the Code and applicable Treasury regulations.

      In order for interest and any premium payments to you to qualify for the exemption from U.S. taxation described above, the last person or entity in the United States in the chain of interest payments to you, the Withholding Agent, must have received (in the year in which a payment of interest or premium occurs or in any of the three preceding years) a statement that complies with IRS informational requirements and:

•	is signed by you under penalties of perjury;

•	certifies that you are not a United States person; and

•	provides your name and address.

      The statement may be made on a Form W-8BEN, and you must inform the Withholding Agent of any change in the information on the statement within 30 days of the change. If you hold a note through a securities clearing organization or other financial institution, the organization or institution may provide a signed statement to the Withholding Agent certifying under penalties of perjury that the Form W-8BEN has been received by it from the holder or from another qualifying financial institution. However, in that case, the signed statement must be accompanied by a copy of the Form W-8BEN provided to the organization or institution holding the note on your behalf.

      In addition, the Treasury regulations permit the shifting of primary responsibility for withholding to ''qualified intermediaries'' (as defined below) acting on behalf of beneficial owners. Under this option, the Withholding Agent is allowed to rely on a Form W-8IMY furnished by a ''qualified intermediary'' on behalf of one or more holders (or other intermediaries) without having to obtain the W-8BEN from the beneficial owner. ''Qualified intermediaries'' include: (i) foreign financial institutions or foreign clearing organizations (other than a U.S. branch or U.S. office of such institution or organization), or (ii) foreign branches or offices of U.S. financial institutions or foreign branches of offices of U.S. clearing organizations, which, as to both (i) and (ii), have entered into withholding agreements with the IRS. In addition to certain other requirements, qualified intermediaries must obtain withholding certificates, such as Form W-8BEN, from each holder. We urge you to consult your own tax advisors about the specific methods available to satisfy IRS informational reporting requirements.

      Even if the above conditions are not met, you may be entitled to a reduction in or an exemption from withholding tax on interest or any premium under a tax treaty between the

United States and your country of residence. To claim such a reduction or exemption, you must generally complete Form W-8BEN and claim your right to a reduction or exemption on the form. In some cases, you may instead be permitted to provide documentary evidence of your claim to the intermediary, or a qualified intermediary may already have some or all of the necessary evidence in its files.

Sale, Exchange or Disposition of the Notes

      Any gain you may realize from the sale, exchange, redemption, retirement or other disposition of a note (other than gain attributable to accrued interest or premium) will generally not result in U.S. federal income tax liability, unless (i) you are an individual who is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met or (ii) the gain is treated as effectively connected with a U.S. trade or business conducted by you.

Non-United States Holders Engaged in a Trade or Business in the United States

      If you are engaged in a trade or business in the United States, any interest or premium that you receive on the notes that is effectively connected with your conduct of that trade or business, and any gain you recognize on the disposition of the notes that is so effectively connected will be subject to United States federal income tax on a net income basis (although you will be exempt from the 30% withholding tax, provided certain certification and disclosure requirements are satisfied), in the same manner as if you were a United States person, as defined under the Code. In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% (or lower applicable income tax treaty rate) of a portion of your effectively connected earnings and profits for the taxable year. Special rules may apply to you if you acquire the notes after their original issuance and you are subject to United States federal income tax on a net income basis in respect of your investment in the notes. Therefore, you are urged to consult your own tax advisers to determine the consequences to you of the acquisition, ownership and disposition of the notes, including notes that you acquire after their original issuance.

United States Federal Estate Tax

      If you are not a citizen or resident of the United States (as specially defined for U.S. federal estate tax purposes), you will not be subject to U.S. federal estate tax on notes beneficially owned by you at the time of your death if you do not then actually or constructively own 10% or more of the total combined voting power of all classes of our stock and, at the time of your death, payments with respect to the notes would not have been effectively connected with your conduct of a trade or business in the United States.

Backup Withholding and Information Reporting

      You may be subject to backup withholding and information reporting on payments of principal and interest on a note and proceeds received from the disposition of a note. The backup withholding rate is currently 28%; for taxable years beginning after December 31, 2010, the backup withholding rate will be 31%. Backup withholding tax will not apply to payments of principal and interest if the statement described above in ''Payments of Interest'' is provided to the Withholding Agent, or you otherwise establish an exemption, provided that the Withholding Agent does not have actual knowledge or reason to know that you are a United States person or that the conditions of any other exemption are not, in fact, satisfied. The Withholding Agent will generally be required to report annually to the IRS and to each non-United States holder the amount of interest paid to, and the tax withheld, if any, from each non-United States holder.

      If you sell notes at an office of a broker outside the United States, the proceeds of that sale will not be subject to backup withholding (absent the broker's actual knowledge that you are a United States person). Information reporting (but not backup withholding) will apply, however, to a sale of notes effected at an office of a broker outside the United States if that broker:

•	is a United States person;

•	is a controlled foreign corporation for U.S. federal income tax purposes;

•	is a foreign partnership, if at any time during its tax year, one or more of its partners are United States persons who in the aggregate hold more than 50% of the income or capital interest in the partnership or if, at any time during its tax year, the foreign partnership is engaged in a U.S. trade or business; or

•	derives 50% or more of its gross income from the conduct of a U.S. trade or business for a specified three-year period,

unless the broker has in its records documentary evidence that you are a non-United States holder and other conditions are met (including that the broker has no actual knowledge or reason to know that you are a United States person) or you otherwise establish an exemption.

      Any amounts withheld from you under the backup withholding rules would be allowed as a refund or a credit against your U.S. federal income tax, provided that the required information is timely furnished to the IRS.

CERTAIN ERISA CONSIDERATIONS

      The following is a summary of certain considerations associated with the exchange of the notes by employee benefit plans that are subject to Title I of the U.S. Employee Retirement Income Security Act of 1974, as amended, or ERISA, plans, individual retirement accounts and other arrangements that are subject to Section 4975 of the Code or provisions under any federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code, collectively Similar Laws, and entities whose underlying assets are considered to include ''plan assets'' of such plans (as defined in the regulations promulgated under ERISA), accounts and arrangements, each a Plan.

General Fiduciary Matters

      ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code, an ERISA Plan, and prohibit certain transactions involving the assets of an ERISA Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of such an ERISA Plan or the management or disposition of the assets of such an ERISA Plan, or who renders investment advice for a fee or other compensation to such an ERISA Plan, is generally considered to be a fiduciary of the ERISA Plan.

      In considering an investment in the notes of a portion of the assets of any Plan, a fiduciary should determine whether the investment is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code or any Similar Law relating to a fiduciary's duties to the Plan including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, the Code and any other applicable Similar Laws.

Prohibited Transaction Issues

      Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans from engaging in specified transactions involving plan assets with persons or entities who are ''parties in interest,'' within the meaning of ERISA, or ''disqualified persons,'' within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the ERISA Plan that engages in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code. The acquisition and/or holding of notes by an ERISA Plan with respect to which the issuer, the subsidiary or the initial purchaser is considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption. In this regard, the U.S. Department of Labor has issued prohibited transaction class exemptions, or ''PTCEs,'' that may apply to the acquisition and holding of the notes. These class exemptions include, without limitation, PTCE 84-14 respecting transactions determined by independent qualified professional asset managers, PTCE 90-1 respecting insurance company pooled separate accounts, PTCE 91-38 respecting bank collective investment funds, PTCE 95-60 respecting life insurance company general accounts and PTCE 96-23 respecting transactions determined by in-house asset managers, although there can be no assurance that all of the conditions of any such exemptions will be satisfied.

      Because of the foregoing, the notes should not be purchased or held by any person investing ''plan assets'' of any Plan, unless such purchase and holding (and the exchange of notes for exchange notes) will not constitute a non-exempt prohibited transaction under ERISA and the Code or similar violation of any applicable Similar Laws.

Representation

      Accordingly, by acceptance of a note or an exchange note (or any interest therein), each purchaser and subsequent transferee of a note or an exchange note (or any interest therein) will be deemed to have represented and warranted that either (i) no portion of the assets used by such person to acquire and hold the notes or the exchange notes (or any interest therein) constitute assets of any Plan or (ii) the purchase and holding of the notes or exchange notes (or any interest therein) by such purchaser or transferee will not constitute or result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or a violation under any applicable Similar Law.

      The foregoing discussion is general in nature and is not intended to be all-inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering purchasing the notes on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such investment and whether an exemption would be applicable to the purchase and holding of the notes.

PLAN OF DISTRIBUTION

      Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for old notes where such old notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the expiration date, we will make this prospectus, as amended or supplemented, available to any broker-dealer which requests it in the letter of transmittal, for use in any such resale.

      We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such exchange notes.

      Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an ''underwriter'' within the meaning of the Securities Act and any profit on any such resale of exchange notes and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver, and by delivering, a prospectus, a broker-dealer will not be deemed to admit that it is an ''underwriter'' within the meaning of the Securities Act.

      We have agreed to pay all expenses incident to the exchange offer (including the expenses of one counsel for the holders of the notes) other than commissions or concessions of any brokers or dealers and will indemnify the holders of the old notes (including any broker-dealers) against certain types of liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

      The validity of the exchange notes offered hereby will be passed upon for us by Bingham McCutchen LLP, New York, New York.

EXPERTS

      The consolidated financial statements of Southern Star Central Corp. and Subsidiaries at December 31, 2002, and for the period from November 16, 2002 through December 31, 2002 and the financial statements of Williams Gas Pipelines Central, Inc. (the Predecessor) as of November 15, 2002 and December 31, 2001 and for the period from January 1, 2002 through November 15, 2002 and for each of the two years in the period ending December 31, 2001, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

      We have filed with the SEC a registration statement on Form S-4 (Reg. No.) with respect to the securities we are offering. This prospectus does not contain all the information contained in the registration statement, including its exhibits and schedules. You should refer to the registration statement, including the exhibits and schedules, for further information about us and the securities we are offering. Statements we make in this prospectus about certain contracts or other documents are not necessarily complete. When we make such statements, we refer you to the copies of the contracts or documents that are filed as exhibits to the registration statement because those statements are qualified in all respects by reference to those exhibits. The registration statement, including exhibits and schedules, is on file at the offices of the SEC and may be inspected without charge.

      Under the terms of the Indenture that governs the notes, we have agreed that, whether or not required by the rules and regulations of the SEC, so long as any old notes or exchange notes are outstanding, we will furnish to the holders of the old notes or exchange notes (i) all quarterly and annual financial reports that would be required to be filed with the SEC on Forms 10-Q and 10-K, if we were required to file such forms, and (ii) all current reports that would be required to be filed with the SEC on Form 8-K if we were required to file such reports. In addition, whether or not required by the rules and regulations of the SEC, we will file a copy of all such information and reports with the SEC for public availability (unless the SEC will not accept such a filing) and make such information available to securities analysts and prospective investors upon request. In addition, we have agreed that, for so long as any old notes or exchange notes remain outstanding, we will furnish to the holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

      Upon effectiveness of the registration statement of which this prospectus is a part, we will become subject to the periodic reporting and to the informational requirements of the Exchange Act and will file information with the SEC, including annual, quarterly and special reports. You may read and copy any document we file with the SEC at the public reference room maintained by the SEC at 450 Fifth Street NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Our SEC filings are also available at the SEC's web site at http://www.sec.gov.

      You can obtain a copy of any of our filings, at no cost, by writing to or telephoning us at:

Until January 16, 2004:	After January 16, 2004:
Southern Star Central Corp. Attention: Michael Walsh or Aaron Gold c/o AIG Highstar Capital, L.P. 175 Water Street, 26th Floor New York, NY 10038 212-458-2000	Southern Star Central Corp. Attention: Michael Walsh or Aaron Gold c/o AIG Highstar Capital, L.P. 599 Lexington Avenue, 25th Floor New York, NY 10022 646-735-0500

      To ensure timely delivery, please make your request as soon as practicable and, in any event, no later than five business days prior to the expiration of the exchange offer.

Glossary

      All volumes of natural gas stated in this offering memorandum are stated at a pressure base of 14.73 pounds per square inch absolute at 60 degrees Fahrenheit.

''Bcf''	one billion cubic feet
''Commodity charge''	the portion of a transportation or storage rate based upon the volume of gas actually shipped on our system
''Contract demand''	the maximum amount of natural gas deliverable to a customer on a given day
''Dekatherm''	the standard quantity for nominations, confirmations and scheduling is dekatherms per gas day. One dekatherm is equal to one MMBtu
''Displacement''	utilizing the same physical pipeline facilities to, in effect, provide simultaneous gas transportation service in both directions
''Dth''	one dekatherm
''Firm service''	the highest quality transportation or storage service offered to customers under a filed rate schedule that anticipates no planned interruption
''GAAP''	accounting principles generally accepted in the United States
''Incremental rate''	a separately stated rate designed to recover all costs associated with new facilities
''Interruptible service''	transportation or storage service under a filed rate schedule subject to interruption at the option of the pipeline
''Looping''	the installation of a redundant pipeline, generally a second line, parallel or adjacent to an existing line, creating an integrated system which increases the physical carrying capacity and adds to the reliability of that part of the pipeline system
''Market Area''	the area designated as such for rate purposes, located generally in Missouri, Nebraska and eastern Kansas
''Mcf''	one thousand cubic feet
''MDth''	one thousand dekatherms
''MMBtu''	one million British Thermal Units
''MMcf''	one million cubic feet
''MMDth''	one million dekatherms
''Nominate gas''	request a physical quantity of gas (typically Dth's) during a specific time period on a specific contract at a particular receipt or delivery point
''Porosity''	the amount of rock volume devoid of material and occupied by pore space
''Production Area''	the area designated as such for rate purposes, located generally in Wyoming, Colorado, Texas, Oklahoma and western Kansas
''Receive gas''	the physical transfer of natural gas from one entity to another

''Reservation charge''	a charge paid to reserve firm transportation or storage capacity on a pipeline. Charges are paid regardless of volumes shipped on our system. Also referred to as a demand charge
''Schedule gas''	Consolidate nominated gas by point and contract, as verified with upstream/downstream parties, and compared to available capacity. If verified capacity is greater than nominated quantities, then all nominations are scheduled. If verified capacity is less than nominated quantities, then nominated quantities will be scheduled according to scheduling priorities
''TBtu''	one trillion British Thermal Units
''Tcf''	one trillion cubic feet
''Working gas''	gas stored pending further transportation and delivery to customers

SOUTHERN STAR CENTRAL CORP. AND SUBSIDIARIES
INDEX TO FINANCIAL STATEMENTS

Page
Interim Unaudited Financial Statements

                   Consolidated Interim Financial Statements of Southern Star Central Corp. and
                   Subsidiaries (unaudited) as of September 30, 2003 and for the nine months ended September 30, 2003 and the Interim Financial Statements
                   of Williams Gas Pipelines Central, Inc. (the Predecessor) (unaudited) for the nine months ended
                   September 30, 2002

F-2
Southern Star Central Corp. and Subsidiaries
Consolidated Financial Statements as of December 31, 2002 and for the period November 16, 2002 through December 31, 2002 and Report of Independent Auditors	F-17
Williams Gas Pipelines Central, Inc. (the Predecessor)

                   Financial Statements as of November 15, 2002 and December 31, 2001 and for
                   the period January 1, 2002 through November 15, 2002 and for each of the two years in the period ended December 31, 2001 and Report of
                   Independent Auditors

F-34

SOUTHERN STAR CENTRAL CORP. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
(Unaudited)

September 30, 2003
(In thousands)
ASSETS
Current Assets:
Cash and cash equivalents	$71,409
Receivables:
Trade	12,933
Other	3,257
Kansas Ad Valorem tax reimbursement	42,391
Affiliates	247
Transportation and exchange gas	1,180
Inventories	5,972
Deferred income taxes	1,864
Costs recoverable from customers	3,407
Prepaid expenses	1,647
Special deposits	—
Other	208

Total current assets	144,515

Property, Plant and Equipment, at cost:
Natural gas transmission plant	502,674
Other natural gas plant	32,940

535,614
Less—accumulated depreciation and amortization	22,656

Property, plant and equipment, net	512,958

Other Assets:
Costs recoverable from customers	47,964
Prepaid expenses	2,081
Goodwill	33,812
Other	10,254

Total other assets	94,111

Total Assets	$751,584

LIABILITIES AND STOCKHOLDER'S EQUITY
Current Liabilities:
Payables:
Trade	$3,441
Other	2,240
Affiliates	127
Transportation and exchange gas	1,180
Accrued other taxes	6,807
Accrued Kansas Ad Valorem tax reimbursement	45,155
Accrued payroll and employee benefits	14,390
Accrued interest	6,992
Other accrued liabilities	12,628

Total current liabilities	92,960

Long-Term Debt	404,721

Other Liabilities and Deferred Credits:
Cost refundable to customers	1,772
Deferred income taxes	5,351
Postretirement benefits other than pensions	16,486
Pension plan costs	20,625
Environmental remediation	5,473
Mandatorily redeemable preferred stock	46,411
Other	4,526

Total other liabilities and deferred credits	100,644

Stockholder's Equity:
Common stock, par value $.01, authorized 10,000,000 shares, outstanding 79.367 shares	—
Premium on capital stock and other paid-in capital	153,501
Accumulated other comprehensive loss	(648)
Retained earnings	406

Total stockholder's equity	153,259

Total Liabilities and Stockholder's Equity	$751,584

The accompanying Condensed Notes to Consolidated Financial Statements
are an integral part of these statements.

SOUTHERN STAR CENTRAL CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(Unaudited)

	Post-acquisition	Pre-acquisition Williams Gas Pipelines Central, Inc.
	Nine Months Ended September 30, 2003	Nine Months Ended September 30, 2002
	(In thousands)	(In thousands)
Operating Revenues:
Transportation	$106,630	$107,268
Storage	11,482	12,623
Other revenue	303	261

Total operating revenues	118,415	120,152

Operating Costs and Expenses:
Operations and maintenance	25,070	26,512
Administrative and general	31,602	30,695
Depreciation and amortization	21,880	24,501
Taxes, other than income taxes	8,224	8,113

Total operating costs and expenses	86,776	89,821

Operating Income	31,639	30,331

Other (Income) Deductions:
Interest expense	32,209	10,001
Interest income	(479)	(729)
Miscellaneous other (income) expense, net	(3,226)	6,669

Total other deductions	28,504	15,941

Income Before Income Taxes	3,135	14,390
Provision for Income Taxes	3,471	9,581

Net Income (Loss)	$ (336)	$ 4,809

The accompanying Condensed Notes to Consolidated Financial Statements
are an integral part of these statements.

SOUTHERN STAR CENTRAL CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Post-acquisition	Pre-acquisition Williams Gas Pipelines Central, Inc.
	Nine Months Ended September 30, 2003	Nine Months Ended September 30, 2002
	(In thousands)	(In thousands)
Operating Activities:
Net income (loss)	$(336)	$4,809
Adjustments to reconcile to cash provided from operations:
Depreciation and amortization	21,880	24,501
Deferred income taxes	4,066	7,652
Provision for loss on Western Frontier	—	7,361
Loss on sale of equipment	—	5
Changes in operating assets and liabilities:
Receivables	3,618	4,930
Inventories	133	1
Special deposits	8,000	—
Other current assets	7,992	(1,573)
Payables and accrued liabilities	7,203	(545)
Changes in reserve for regulatory and rate matters	(2,038)	(280)
Intercompany receivables and payables	—	(16,277)
Other, including changes in noncurrent assets and liabilities	5,046	(4,705)

Net cash provided by operating activities	55,564	25,879

Investing Activities:
Property, plant and equipment:
Capital expenditures, net of allowance for funds used during construction	(15,550)	(18,818)
Advances to affiliates, net	—	(7,026)
Other	93	—

Net cash used in investing activities	(15,457)	(25,844)

Financing Activities:
Proceeds from long-term debt	230,000	—
Proceeds from issuance of preferred stock and warrant	50,000	—
Payments of notes payable	(203,995)	—
Return of capital to parent	(25,000)	—
Purchase of treasury stock	(50,000)	—
Debt issuance costs	(8,882)	—
Preferred stock issuance costs	(832)	—
Other financing	(2,397)	—

Net cash used in financing activities	(11,106)	—

Increase in cash and cash equivalents	29,001	35
Cash and cash equivalents at beginning of period	42,408	26

Cash and cash equivalents at end of period	$71,409	$61

The accompanying Condensed Notes to Consolidated Financial Statements
are an integral part of these statements.

SOUTHERN STAR CENTRAL CORP. AND SUBSIDIARIES
CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2003

1. Description of Business

   Southern Star

      Southern Star Central Corp. (Southern Star or the Company) was organized and incorporated in the state of Delaware on September 11, 2002 as a wholly owned subsidiary of AIG Highstar Capital, L.P. (Highstar). On September 13, 2002, Southern Star entered into a purchase agreement with a subsidiary of The Williams Companies, Inc. (Williams) for the purchase and sale of all the capital stock of Williams Gas Pipelines Central, Inc. (WGP-Central) and all the limited liability company membership units of Western Frontier Pipeline Company, L.L.C. (Western Frontier). The purchase price was $555.0 million, including $380.0 million in cash plus the assumption of $175.0 million in outstanding WGP-Central debt. The transaction (the Acquisition) became effective November 16, 2002 (the Acquisition Date). Southern Star has no operations other than its investment in WGP-Central and Western Frontier. Effective December 9, 2002, WGP-Central's name was changed to Southern Star Central Gas Pipeline, Inc. (Central). Central is the Company's only operating subsidiary.

   Central

      Central is an interstate natural gas transportation company that owns and operates a natural gas pipeline system located in Colorado, Kansas, Missouri, Nebraska, Oklahoma, Texas and Wyoming. The system serves customers in these seven states, including major metropolitan areas in Kansas, Oklahoma and Missouri, its chief market areas.

      Central's system has a mainline delivery capacity of approximately 2.3 billion cubic feet (Bcf) of natural gas per day and is composed of approximately 6,000 miles of mainline and branch transmission and storage pipelines with 41 compressor stations having a sea-level rated capacity totaling approximately 230,000 horsepower.

      Central's principal service is the delivery of natural gas to local gas distribution companies in the major metropolitan areas it serves. At September 30, 2003, Central had transportation customer contracts with approximately 180 shippers. Transportation shippers include gas distribution companies, municipalities, intrastate pipelines, direct industrial users, electrical generators and gas marketers and producers. Central transports gas to approximately 625 delivery points, including distribution companies and municipalities, power plants, interstate and intrastate pipelines and large and small industrial and commercial customers.

      Central operates eight underground storage fields with an aggregate natural gas storage capacity of approximately 43 Bcf and aggregate delivery capacity of approximately 1.2 Bcf of natural gas per day. Central's customers inject gas into these fields when demand is low and withdraw it to supply their peak requirements. During periods of peak demand, approximately half of the gas delivered to customers is supplied from these fields. Storage capacity enables Central's system to operate more uniformly and efficiently during the year, as well as allowing it to offer storage services in addition to its transportation services.

      Central is subject to regulations of the Federal Energy Regulatory Commission (FERC) under the Natural Gas Act (NGA) of 1938 and under the Natural Gas Policy Act (NGPA) of 1978, and as such, its rates and charges for the transportation of natural gas in interstate commerce, the extension, enlargement or abandonment of jurisdictional facilities, and its accounting, among other things, are subject to regulation. Central holds certificates of public convenience and necessity issued by the FERC authorizing ownership and operation of all pipelines, facilities, and properties considered jurisdictional for which certificates are required under the NGA.

   Western Frontier

      Western Frontier was established in 2000 for the purpose of developing a natural gas pipeline to deliver Rocky Mountain gas production into the markets in the mid-continent, including the Central system. Williams halted development work on the Western Frontier project in 2002 due to adverse market conditions. Currently, Western Frontier has no assets, obligations or operations. In August 2003, Southern Star began investigating the feasibility of resurrecting the project and announced an ''open season'' to solicit interest in the potential project; results of the open season are being evaluated in conjunction with determining the project's feasibility.

2. Basis of Presentation

      Southern Star was formed on September 11, 2002 but had no financial activity until the Acquisition became effective on November 16, 2002. Therefore, statements of operations and cash flows for periods ending September 30, 2002 reflect the operations of WGP-Central, the predecessor entity. Hence, there is a blackline division on the financial statements, which is intended to signify that the reporting entities shown are not comparable.

      The financial information presented is unaudited. However, such information reflects all adjustments, both normal recurring and others, which, in the opinion of management, are necessary to present fairly its financial position, results of operations and cash flows.

      The financial information contained herein has been prepared in accordance with rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or omitted pursuant to such rules and regulations. These financial statements should be read in conjunction with the financial statements and notes thereto contained in Southern Star's 2002 Audited Financial Statements included elsewhere in this prospectus.

3. Acquisition

      The Acquisition was accounted for under the purchase method of accounting, as required by Statement of Financial Accounting Standards (SFAS) No. 141, Business Combinations. A tentative purchase price allocation has been made and reflected in the September 30, 2003 financial statements. This allocation is preliminary until Southern Star finalizes additional information about the fair value of assets and liabilities acquired. Accordingly, the amounts recorded may change when finalized.

      The following summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of Acquisition (expressed in thousands):

Cash	$ 6,660
Receivables	64,592
Materials and supplies inventories	6,099
Other current assets	2,238
Property, plant and equipment	527,034
Regulatory assets	48,888
Other assets	1,158
Current liabilities	(80,315)
Long-term debt	(174,654)
Other long-term liabilities	(48,313)
Goodwill	33,812

Net purchase price, including related Acquisition costs	$ 387,199

      As Central's rates are regulated by the FERC, and the FERC does not allow recovery in rates of amounts in excess of original cost, Central's historical assets and liabilities are deemed to be equal to fair value. The purchase price of $380 million (net of $175 million debt acquired) and $7.2 million in related Acquisition costs exceeds the historical net book value of Central by approximately $33.8 million. This excess has been classified as ''Goodwill'' on the accompanying balance sheets. The goodwill will not be amortized and will be subject to an annual impairment test.

      In connection with its purchase of Central in 1983, Williams paid a purchase amount that exceeded Central's historical net book value. This excess was allocated to Central's property, plant and equipment and, prior to the Acquisition, was being amortized in the amount of approximately $4.3 million per year. Depreciation and amortization in the Statement of Income for the nine month period ended September 30, 2002 includes $3.2 million for excess cost amortization by Central.

4. Accounting Policies

   Principles of Consolidation

      Consolidated financial statements are presented for all periods after the November 16, 2002 Acquisition Date and include the accounts of Southern Star and its subsidiaries. All material intercompany balances and transactions have been eliminated in consolidation.

   Use of Estimates

      The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amount reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

   Reclassifications

      Certain prior period amounts have been reclassified to conform with current period presentation with no effect on previously reported earnings or equity.

   Regulatory Assets and Liabilities

      As a rate regulated enterprise, Central meets the requirements for accounting under SFAS No. 71, ''Accounting for the Effects of Certain Types of Regulation''. As such, costs that would otherwise be charged to expense are deferred as regulatory assets based on expected recovery from customers in future rates. Likewise, certain credits that would otherwise be recognized in income are deferred as regulatory liabilities pending refunds or return to customers through future rates. Recognition of regulatory assets or liabilities is generally based on specific regulatory requirements or precedent for each such matter. The following regulatory assets or liabilities are included in the accompanying Balance Sheet at September 30, 2003, classified as current or non-current depending on the expected timing of recovery (expressed in thousands):

Environmental costs	$ 7,073
Income taxes on AFUDC equity	4,236
Gas imbalance cash cost recoverable	1,010
Postretirement benefits	16,478
Pension costs	20,941
Fuel costs recoverable	1,633
Gas imbalance cash cost refunds	(1,539)
Excess deferred income taxes	(233)

Net regulatory assets	$ 49,599

      These amounts are either included in current rates, anticipated to be included in Central's next rate filing, or covered by specific rate mechanisms, which govern the timing of refunds or recovery.

   Income Taxes

      Deferred taxes are recorded under the liability method and are provided on all temporary differences between the book and tax bases of the assets and liabilities.

      The acquisition of Central was a 338(h)(10) election under the Internal Revenue Code, whereby a new basis is established for both book and tax purposes. Therefore, book-tax differences were minor at the date of acquisition.

      For federal income tax reporting, Southern Star will file a consolidated federal return. It is Southern Star's policy to charge or credit its subsidiaries with an amount equivalent to its federal income tax expense or benefit as if the subsidiary filed a separate return.

   Dividends and Returns of Capital

      Dividends declared in excess of Retained Earnings balances are deemed to be returns of capital.

   Recent Accounting Standards

      In May 2003, the Financial Accounting Standards Board (FASB) issued SFAS No. 150, ''Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity''. SFAS No. 150 establishes standards for how an issuer classifies and measures three classes of freestanding financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). SFAS No. 150 was effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at various dates through 2005. The Company adopted

FAS No. 150 in the third quarter 2003. The impact of adopting FAS No. 150 did not have a material effect on the Company's financial position or results of operations.

      In January 2003, the FASB issued Interpretation No. (FIN) 46—''Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51.'' This Interpretation explains how to identify variable interest entities and how an enterprise assesses its interests in a variable interest entity to decide whether to consolidate that entity. This Interpretation requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. The Company expects that application of this Interpretation will not have a material effect on the Company's financial position, results of operations or cash flows.

      Effective January 1, 2003, Southern Star adopted Statement of SFAS No. 143, ''Accounting for Asset Retirement Obligations.'' The Statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made, and that the associated asset retirement costs be capitalized as part of the carrying amount of the long-lived asset. Central has not recorded liabilities for retirement of its pipeline transmission assets, since a reasonable estimate of the fair value of the retirement obligations for these assets cannot be made, as the remaining life of these assets is not currently determinable. Accordingly, the impact of adopting the statement did not have a material effect on the Company's financial position or results of operations. Had the statement been adopted at the beginning of 2002, the impact to the Company's operating income and net income would have been immaterial.

      The Company has adopted FIN 45, ''Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of SFAS No. 5, 57, and 107 and a rescission of FASB Interpretation No. 34''. FIN 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. FIN 45 also clarifies that a guarantor is required to recognize at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions were applicable to guarantees issued or modified after December 31, 2002. The impact of adopting the interpretation did not have a material effect on the Company's financial position or results of operations.

5. Notes Payable and Long-Term Debt

      The Acquisition was partially financed by Southern Star through a senior secured credit facility with a financial institution syndicate. Southern Star initially borrowed $200.0 million under the terms of the agreement as a bridge loan, the original term for which expired on February 27, 2003. Central was a guarantor of the facility. The bridge loan was extended to September 30, 2003 to allow Southern Star time to convert the facility to long-term. Southern Star incurred costs and fees associated with the issuance of the bridge loan of $5.7 million. These costs were amortized over the life of the bridge loan, which was repaid in full on August 8, 2003. The interest rate on the bridge loan was the London Interbank Offered Rate (LIBOR) plus a margin of 6%. Interest was paid monthly.

      On August 8, 2003, Southern Star issued $180.0 million of 8.5% Senior Secured Notes due August 1, 2010 (the Senior Notes). The Senior Notes were sold under Rule 144A and Regulation S under the Securities Act of 1933, as amended (the Securities Act) to qualified institutional buyers. Pursuant to the terms of the issuance, the Company is required to file a registration statement, on or before December 6, 2003, with the Securities and Exchange Commission with respect to an offer to exchange the Senior Notes for substantially identical notes that are registered under the Securities Act. Interest on the Senior Notes is payable semiannually in February and August.

      The Senior Notes are secured by a pledge of the capital stock of Central, the Company's only operating subsidiary, and certain future direct domestic subsidiaries, as well as a pledge of 65% of the capital stock of certain future direct foreign subsidiaries. Southern Star currently has no direct or indirect foreign subsidiaries. The Senior Notes rank pari passu in right of payment with certain future senior secured debt to the extent secured by the same collateral. The Senior Notes are structurally subordinate to all existing and future indebtedness and other liabilities of the Company's subsidiaries. The Senior Notes have no mandatory redemption or sinking fund requirements; however, they do provide for partial redemption at the Company's option under certain circumstances prior to August 1, 2006 and full redemption at the Company's option on or after August 1, 2007.

      The Senior Notes are subject to certain covenants that restrict, among other things, the ability of the Company or its subsidiaries to make investments; incur additional indebtedness; pay dividends on, or redeem capital stock; create liens; sell assets; or engage in certain other business activities. See Note 8 for further discussion of dividends and related restrictions.

      Southern Star received net proceeds of $176.0 million on August 8, 2003 and simultaneously repaid the $172.5 million balance of the bridge loan used to finance the Acquisition discussed above.

      In conjunction with the issuance of the Senior Notes, Central entered into a secured credit facility on August 8, 2003 (the Central Credit Facility), with Union Bank of California providing for, among other things, a term loan of $50.0 million. The term loan matures on May 1, 2006. The loan bears interest at LIBOR plus 2.25%. The Central Credit Facility required Central to enter into an interest rate protection agreement, which effectively converts the term loan to a 5.07% fixed rate obligation. Central has applied the shortcut method, in SFAS No. 133, ''Accounting for Derivative Instruments and Hedging Activities,'' to account for the value of the interest rate swap. The valuation of the swap is reported in other liabilities and accumulated other comprehensive loss on the accompanying balance sheets. The Central Credit Facility also includes a $10.0 million working capital line that Central may draw down to meet working capital needs. Working capital loans will mature no earlier than August 7, 2004. The working capital loans bear interest at LIBOR plus 2.75%. Net proceeds of $47.5 million were received on August 8, 2003 and were deposited in Central's general cash funds. To date, no amounts have been drawn on the working capital line. The loans under the Central Credit Facility may be prepaid at any time at Central's option, subject only to prepayment penalties, if any. There are also certain mandatory prepayment requirements.

      The Central Credit Facility is secured by certain customer contracts and physical assets of Central. The Central Credit Facility contains certain restrictive covenants, including limitations on mergers, consolidations, and sale of assets by Central, limitations on liens, limitations on incurrence of additional indebtedness, limitations on sale or other disposition of assets, maintenance of a minimum debt to total capitalization ratio, limitations on dividends and other distributions, and maintenance or replacement of material transportation contracts. Events of default include breach of covenants, misrepresentations, default or termination under material transportation contracts, certain cross-defaults, failure of Southern Star and its affiliates to own at least 51% of Central, Highstar's failure to control Southern Star, and Southern Star's consolidated debt to total capitalization ratio being greater than 70%.

      Central has outstanding $175.0 million of 7.375% senior notes due 2006. The terms of these notes provide that under certain circumstances they be equally and ratably secured by any collateral that Central uses to secure any of its other indebtedness. Because the Central Credit

Facility is secured by certain assets, effective August 8, 2003, and for so long as the Central Credit Facility remains outstanding, these senior notes are senior secured obligations of Central.

6. Mandatorily Redeemable Preferred Stock and Warrant

      On January 21, 2003, Southern Star authorized and issued 500 shares of non-voting Series A Preferred Stock at $0.1 million per share for a total of $50.0 million. The proceeds were used to purchase 22.22 shares of common stock owned by Highstar.

      Concurrent with the preferred stock issuance, Southern Star also issued a warrant for the purchase of two shares of common stock to the preferred stock holder (the Warrant), which represented 2% of the then outstanding common shares. Southern Star valued the Warrant based on its recent acquisition of Central. The residual proceeds, net of issuance costs, were allocated to the Series A Preferred Stock and approximates the fair value of the Series A Preferred Stock. The Company has recorded the discounted Series A Preferred Stock as a liability in the accompanying balance sheet due to its mandatory redemption feature. The discount will be accreted to interest expense on a straight-line basis, from the issuance date to the first mandatory redemption date, which approximates the effective interest method. Due to the nominal exercise price of the Warrant ($0.01 per share), the Company considered the Warrant as equivalent to common shares with a redemption feature. On August 8, 2003, the Warrant was amended to 1.587 shares of common stock, or 2% of the then outstanding common shares. The Warrant was exercised on August 15, 2003 at the exercise price, resulting in the value of the Warrant being reclassified from temporary equity to paid-in capital on the consolidated balance sheet.

      The Series A Preferred Stock is senior to all other classes and series of capital stock. The holder of the outstanding Series A Preferred Stock is entitled to receive Series A Cash Dividends and Series A Paid In Kind (PIK) Dividends. Both cash and PIK dividends are recorded as interest expense.

      The Series A Cash Dividends are cumulative and are payable semi-annually, in arrears on May 15 and November 15 of each year, commencing May 15, 2003. Initially, the Series A Cash Dividends accrued at a rate of 9% per annum, however, on July 31, 2003 and effective on that date, the cash dividend rate was amended to 9.25% per annum until January 21, 2005, and 8.25% thereafter.

      The Series A PIK Dividend is cumulative and payable in kind in additional shares of Series A Preferred Stock at the rate of 4% per annum on the outstanding Series A Preferred Stock. Dividends accrue on shares of Series A Preferred Stock issued pursuant to a PIK Dividend from the first day of the quarter following the applicable dividend payment date.

      Certain circumstances, such as bankruptcy, insolvency or, at the option of the holder of the Series A Preferred Stock, a change of control, trigger a mandatory redemption of 100% of the Series A Preferred Stock at issuance price of $0.1 million per share plus accrued and unpaid interest (the put option). The put option is a separable embedded derivative instrument because the Series A Preferred Stock was issued at a discount and the put option is only contingently exercisable. The Company has placed no value on the put option due to the remote likelihood of the contingent items arising. However, if subsequent events suggest that such circumstances are no longer remote, the fair value of the embedded derivative will be reestimated and marked to market value through earnings.

      Beginning November 15, 2007, Southern Star must annually redeem, to the extent funds are available, up to 20% of the then outstanding Series A Preferred Stock at a redemption price equal to $0.1 million per share plus accrued and unpaid dividends.

      In addition to the minimum annual redemption, after January 21, 2008 (or after January 21, 2006, if a change in control has occurred and the preferred stock was not already repurchased pursuant to the put option), the Company may repurchase the Series A Preferred Stock in whole or in part at a price of $0.1 million per share plus accrued and unpaid dividends due plus the present value of future dividends due up to each annual redemption date (the call option). The call option does not meet the definition of a derivative instrument in accordance with SFAS No. 133.

      Southern Star and the holder of the Series A Preferred Stock each agree that the Series A Preferred Stock is to be characterized as an equity instrument for United States federal income tax purposes, and as such, Cash and PIK Dividends that are expensed for book purposes are non-deductible for tax purposes.

7. Commitments and Contingencies

   Regulatory and Rate Matters and Related Litigation

      FERC Order 636

      As a result of FERC Order 636, which required interstate gas pipelines to change the way they did business, Central has completed the reformation or termination of its gas supply contracts. As of September 30, 2003, Central's only remaining commitment related to this reformation is a cash payment of $1.9 million to be made in January 2004, which is included as a liability in the accompanying Balance Sheets.

      General Rate Issues

      Central's latest rate case, RP95-136, has been settled and new rates were implemented November 1, 1999. As part of the settlement, Central is under no obligation to file a new rate case, but is permitted to do so at any time.

      Uniform Standards of Conduct for Transmission Providers

      On September 27, 2001, the FERC issued a Notice of Proposed Rulemaking (NOPR) proposing to adopt uniform standards of conduct for transmission providers. The proposed rules define transmission providers as interstate natural gas pipelines and public utilities that own, operate or control electric transmission facilities. The proposed standards would regulate the conduct of transmission providers with their energy affiliates. The FERC proposes to define energy affiliates broadly to include any transmission provider affiliate that engages in or is involved in transmission (gas or electric) transactions, or manages or controls transmission capacity, or buys, sells, trades or administers natural gas or electric energy or engages in financial transactions relating to the sale or transmission of natural gas or electricity. A technical conference was held on May 21, 2002 and a second round of comments were filed in July 2002. On November 25, 2003, the Commission issued a Final Rule in this docket, adopting new reporting requirements and regulations regarding transmission providers and their affiliates. Southern Star is reviewing these new rules, which are not yet effective. It is not expected that the Final Rule will have a material effect on Southern Star's business.

      Kansas Ad Valorem Tax Reimbursement

      In 1997, FERC issued an order in Docket No. PR97-369 requiring pipelines to collect from producers, and refund to their former jurisdictional sales customers, the Kansas Ad Valorem Tax Reimbursement for the period from October 4, 1983 through June 28, 1988, plus accrued interest.

Since that date, Central has participated in a number of proceedings regarding settlements with various parties, and has received from producers and passed on to its jurisdictional customers such reimbursements as cases have been settled. Settlements had been reached in all states except Missouri by December 31, 2002.

      At September 30, 2003, legal proceedings were still outstanding for refund obligations in the state of Missouri. By Order issued January 2, 2003, the FERC set the remaining working interest owner obligations for hearing on August 19, 2003. Initial briefs and reply briefs were due September 29, 2003 and October 14, 2003, respectively, with the Administrative Law Judge's Initial Decision due December 2, 2003.

      Included in Receivables and in Current Liabilities at September 30, 2003 is $42.4 million related to the outstanding Missouri proceedings. Also accrued in Current Liabilities at September 30, 2003, is $2.8 million related to the Kansas settlement pending authorization from the Kansas Corporation Commission (KCC). Central also has a reserve of less than $2.0 million for interest and other costs related to the ultimate settlement of all proceedings related to these matters.

      Environmental Matters

      Central has identified polycholorinated biphenyl (PCB) contamination in air compressor systems, soils and related properties at certain compressor station sites and has been involved in negotiations with the U. S. Environmental Protection Agency (EPA) and state agencies to develop screening, sampling and cleanup programs. In addition, negotiations with certain environmental agencies concerning investigative and remedial actions relative to potential mercury contamination at certain gas metering sites have commenced. At September 30, 2003, Central had accrued a liability of approximately $7.1 million, representing the current estimate of future environmental cleanup costs to be incurred over approximately the next five years.

      Central is also subject to the federal Clean Air Act (CAA) and the CAA Amendments of 1990 (Amendments) which added significant provisions to the existing federal CAA. The Amendments require the EPA to promulgate new regulations pertaining to mobile sources, air toxins, areas of ozone non-attainment and acid rain. Regulations pertaining to Hazardous Air Pollutants (HAPs) and the Maximum Available Control Technology (MACT) may potentially impact Central's operations. Central cannot predict the costs with any certainty at this time resulting from the installation of these controls. The effective compliance date for the HAPs and MACT regulations and installation of associated controls is anticipated to be during 2005; however, an extension of this date may result due to the delay associated with promulgating these rules.

      Central considers environmental assessment, remediation costs and costs associated with compliance with environmental standards to be recoverable through rates, as they are prudent costs incurred in the ordinary course of business. The actual costs incurred will depend on the actual amount and extent of contamination discovered, the final cleanup standards mandated by the EPA or other governmental authorities, and other factors.

   Legal Issues

      United States ex rel, Grynberg v. Williams Natural Gas Company, et al.

      Jack Grynberg, an individual, filed claims in the U.S. District Court for the District of Colorado and various other federal districts under the False Claims Act against Central (formerly Williams Natural Gas Co.) and approximately 300 other energy companies alleging that the defendants violated the False Claims Act in connection with the measurement, royalty valuation and purchase of hydrocarbons. The relief sought was an unspecified amount of royalties allegedly not paid to the federal government, treble damages, a civil penalty, attorneys' fees and costs. On April 9, 1999, the Department of Justice announced that it was declining to intervene in any of the Grynberg qui tam cases; including the action filed against Central in the U.S. District Court for the District of Colorado. On October 21, 1999, the Panel on Multi-District Litigation transferred all of the Grynberg qui tam cases, including those filed against Central, to the U.S. District Court for the District of Wyoming for pre-trial purposes. Grynberg's measurement claims remain pending against Central and the other defendants. The defendants' obligation to file answers has been stayed, and thus far discovery has been limited to public disclosure/original source jurisdictional issues. Currently, certain coordinating defendants, including Central, are preparing an original source motion which will argue that Grynberg does not meet the requirements for qui tam plaintiffs because he is not the original source of the allegations. The special master appointed by the United States District Court has scheduled a December 12, 2003 hearing, one of the purposes of which is to discuss procedures for raising and resolving the issues relating to subject matter jurisdiction.

      Will Price, et al. v. El Paso Natural Gas Co., et al., Case No. 99 C 30, District Court, Stevens County, Kansas

      In this putative class action, the named plaintiffs (the Plaintiffs) have sued over fifty (50) defendants, including Central. Asserting theories of civil conspiracy, aiding and abetting, accounting and unjust enrichment, their Fourth Amended Class Action Petition alleges that the defendants have undermeasured the volume of, and therefore have underpaid for, the natural gas they have obtained from or measured for Plaintiffs. On August 22, 2003, an answer to that pleading denying liability was filed on behalf of Central. Despite a denial by the court on April 10, 2003 of their original motion for class certification, the Plaintiffs have indicated that they will continue to seek the certification of a class.

      Will Price, et al. v. El Paso Natural Gas Co., et al., Case No. 03 C 23, District Court, Stevens County, Kansas

      In this putative class action, the named Plaintiffs from Case No. 99 C 30 (discussed above) have sued the same defendants, including Central. In this action, the Plaintiffs assert substantially identical legal and/or equitable theories. The Original Class Action Petition alleges that the defendants have undermeasured the BTU content of, and therefore have underpaid for, the natural gas they have obtained from or measured for Plaintiffs. On November 10, 2003, an answer to that pleading denying liability was filed on behalf of Central.

      KCP&L v. Bibb and Associates, et al.

      A lawsuit was filed in April 2001 by Kansas City Power and Light (KCPL) against approximately 13 different defendants, including Central, regarding a February 1999 natural gas explosion at KCPL's Hawthorne Unit No. 5 power plant which destroyed a boiler and various other parts of the power plant facility. Central was officially served with the complaint in May 2001, which alleges that either Central did not odorize the gas, or if it did, odorization was not sufficient and, thus, Central's negligence with respect to the odorization was a ''proximate cause'' of the damage. The total claimed damages to date are in excess of $500.0 million. Central does not believe that its delivery of gas to plaintiff has any causal connection to a boiler explosion caused by an alleged improperly designed sewage or water line or an alleged faulty boiler. Central has also raised the following defenses:

(I).	As an interstate pipeline company, it has no obligation to odorize gas at KCPL's location;
(II).	Even though it had no duty to do so, it properly odorized the gas;
(III).	Odorization or the lack thereof is not causally connected to this incident; and
(IV).	KCPL is obligated to indemnify Central for gas after it left Central's facilities and entered KCPL's facilities by written agreement specifically for this location.

      Management believes that Central's case is supportable and that Central should not be held liable. However, even if Central is held liable for any portion of KCPL's claims, since these claims arose when Williams owned Central, such claims should be covered under Williams' excess-liability insurance policies. Pursuant to the purchase agreement between Williams and Southern Star, Williams agreed to pursue these claims under such excess-liability insurance policies and to pay Southern Star the amount of any recovery it receives. The Company expects its ultimate share of legal fees and/or settlement costs to be less than $2 million. Any liability incurred by Central will be treated as a purchase price adjustment as this relates to a pre-Acquisition event. A Motion for Summary Judgment on the issue of the duty to odorize, as well as other issues, was filed on September 15, 2003, and scheduled for a hearing on December 12, 2003.

      Summary of Commitments and Contingencies

      The Company is subject to claims and legal actions in the normal course of business in addition to those disclosed above. While no assurances may be given, Southern Star does not believe that the ultimate resolution of these matters taken as a whole, based on advice from counsel and after consideration of amounts accrued, insurance coverage, potential recovery from customers or other indemnification arrangements, will have a materially adverse effect on Southern Star's future financial position, results of operations or cash flow requirements.

   Other Commitments

      Abandoned Project

      Central had entered into agreements with a third party for connection of service with a power plant in Oklahoma. Central was notified in November 2002 of the party's intent to terminate the project. Accordingly, Central recorded a $3.3 million reserve in the fourth quarter of 2002 for estimated construction and development costs associated with this project. Settlement was reached with the third party in August 2003 whereby Central was reimbursed $2.5 million for such costs and was relieved of all obligations under the project. As a result of the settlement and closure of the project, Central reduced the remaining reserve by $2.9 million in the third quarter of 2003. The reduction was recorded in miscellaneous other income on the accompanying statement of operations.

      Commitments for Construction

      Central has commitments for construction and acquisition of property, plant and equipment of approximately $5.0 million at September 30, 2003.

8. Dividends and Related Restrictions

      On July 31, 2003, the Company declared a dividend of up to $50.0 million payable to Highstar, its sole common stockholder on the record date, of which $25.0 million was paid in September 2003 and was recorded as a return of capital in the accompanying financial statements. Payment of the remaining balance is subject to conditions of Southern Star's indenture and preferred stock agreements and will not be recorded as declared until the conditions set forth in such agreements have been met.

      Southern Star's Senior Note indenture contains restrictions on declaration and payments of dividends or distributions to equity holders, subject to a minimum fixed charge coverage ratio and available quarterly cash flows from operations, as defined in the indenture.

      The Company's preferred stock and related agreements restrict the payment of the dividends or distributions to Highstar, subject to certain conditions, including a maximum amount to be paid per quarter.

9. Employee Benefit Plans

      In July 2003, Central received preliminary actuarial results for its pension and other postretirement benefit plans as of December 31, 2002. Based on this information, Central recorded, in July, a $13.2 million increase to its union pension plan obligation, a $0.1 million decrease to its salaried pension plan obligation, and a $9.7 million increase to its other postretirement benefit plans obligations. Actuarial results for the union pension plan obligation are now final. The increases in Central's obligations are primarily a result of changes in the underlying actuarial assumptions and market performance of the plans' assets during 2002. Since the Company follows SFAS No. 71, increases in the liabilities associated with these plans result in a corresponding increase in the regulatory assets for future recovery of these costs in Central's rates.

SOUTHERN STAR CENTRAL CORP. AND SUBSIDIARIES
REPORT OF INDEPENDENT AUDITORS

Board of Directors
SOUTHERN STAR CENTRAL CORP.

      We have audited the consolidated balance sheet of Southern Star Central Corp. and subsidiaries (the Company) as of December 31, 2002, and the related consolidated statements of income, stockholder's equity, and cash flows for the period from November 16, 2002 through December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

      We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Southern Star Central Corp. and subsidiaries at December 31, 2002, and the consolidated results of their operations and their cash flows for the period from November 16, 2002 through December 31, 2002 in conformity with accounting principles generally accepted in the United States.

Louisville, Kentucky
March 21, 2003

SOUTHERN STAR CENTRAL CORP. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET

December 31, 2002
(In thousands)
ASSETS
Current Assets:
Cash and cash equivalents	$ 42,408
Receivables:
Trade	12,584
Other	7,224
Kansas Ad Valorem tax reimbursement	42,391
Affiliates	247
Transportation and exchange gas	785
Inventories	6,105
Deferred income taxes	1,604
Costs recoverable from customers	2,223
Prepaid expenses	5,555
Other	4,130
Special deposits	8,000

Total current assets	133,256

Property, Plant and Equipment, at cost:
Natural gas transmission plant	493,427
Other natural gas plant	32,108

525,535
Less—Accumulated depreciation and amortization	2,168

Property, plant and equipment, net	523,367

Other Assets:
Goodwill	30,366
Costs recoverable from customers	25,564
Prepaid expenses	2,262
Other	8,425

Total other assets	66,617

Total Assets	$ 723,240

LIABILITIES AND STOCKHOLDER'S EQUITY
Current Liabilities:
Notes payable	$ 203,995
Payables:
Trade	2,641
Other	6,594
Affiliates	127
Transportation and exchange gas	784
Accrued income taxes	682
Accrued other taxes	4,063
Accrued Kansas Ad Valorem tax reimbursement	46,514
Accrued interest	3,421
Accrued payroll and employee benefits	9,983
Contract reformation	4,000
Other accrued liabilities	7,935

Total current liabilities	290,739

Long-Term Debt	174,664

Other Liabilities and Deferred Credits:
Deferred income taxes	1,457
Postretirement benefits other than pensions	6,606
Pension plan costs	7,381
Environmental remediation	6,200
Costs refundable to customers	1,030
Other	9,421

Total other liabilities and deferred credits	32,095

Stockholder's Equity:
Common stock, $.01 par value, 100 shares issued and outstanding	—
Premium on capital stock and other paid-in capital	225,000
Retained earnings	742

Total stockholder's equity	225,742

Total Liabilities and Stockholder's Equity	$ 723,240

The accompanying Notes to Consolidated Financial Statements
are an integral part of these statements.

SOUTHERN STAR CENTRAL CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME

For the Period November 16 through December 31, 2002
(In thousands)
Operating Revenues:
Transportation	$ 18,064
Storage	2,194
Other revenue	196

Total operating revenues	20,454

Operating Costs and Expenses:
Operations and maintenance	3,622
Administrative and general	3,775
Depreciation and amortization	3,758
Taxes, other than income taxes	1,196

Total operating costs and expenses	12,351

Operating Income	8,103

Other (Income) Deductions:
Interest expense	3,727
Interest income	(204)
Miscellaneous other expense, net	3,303

Total other deductions	6,826

Income Before Income Taxes	1,277
Provision for Income Taxes	535

Net Income	$ 742

The accompanying Notes to Consolidated Financial Statements
are an integral part of these statements.

SOUTHERN STAR CENTRAL CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS

For the Period November 16 through December 31, 2002
(In thousands)
Operating Activities:
Net income	$742
Adjustments to reconcile to cash provided from operations:
Depreciation and amortization	3,758
Deferred income taxes	(147)
Changes in operating assets and liabilities:
Receivables	2,793
Inventories	(6)
Other current assets	(10,352)
Payables and accrued liabilities	6,874
Changes in reserve for regulatory and rate matters	4,000
Other, including changes in noncurrent assets and liabilities	(2,581)

Net cash provided by operating activities	5,081

Investing Activities:
Property, plant and equipment:
Capital expenditures, net of allowance for funds used during construction	(610)
Acquisitions—net of cash acquired	(377,492)
Advances to affiliates, net	(247)
Other investing	(8,000)

Net cash used in investing activities	(386,349)

Financing Activities:
Proceeds from notes payable	204,487
Payments of notes payable	(492)
Capital contributions from parent	225,000
Debt issuance costs	(5,319)

Net cash provided by financing activities	423,676

Increase in cash and cash equivalents, and cash and cash equivalents at end of period	$42,408

The accompanying Notes to Consolidated Financial Statements
are an integral part of these statements.

SOUTHERN STAR CENTRAL CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF STOCKHOLDER'S EQUITY

	Paid-In Capital	Retained Earnings
	(In thousands)
Opening balance, November 15, 2002	$ —	$ —
Issuance of 100 shares	225,000	—
Net income	—	742

Balance, December 31, 2002	$ 225,000	$ 742

The accompanying Notes to Consolidated Financial Statements
are an integral part of these statements.

SOUTHERN STAR CENTRAL CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002

1. Description of Business

   Southern Star

      Southern Star Central Corp. (Southern Star) was organized and incorporated in the state of Delaware on September 11, 2002 and is wholly owned by AIG Highstar Capital, L. P. (Highstar). On September 13, 2002, Southern Star entered into a purchase agreement with a subsidiary of The Williams Companies, Inc. (Williams) for the purchase and sale of all capital stock of Williams Gas Pipelines Central, Inc. (WGP-Central) and all limited liability company membership units of Western Frontier Pipeline Company, L.L.C. (Western Frontier). The purchase price was $555.0 million, including $380.0 million in cash plus the assumption of $175.0 million in outstanding WGP-Central debt. The transaction (the Acquisition) became effective November 16, 2002 (the Acquisition Date). Southern Star has no operations other than its investment in WGP-Central and Western Frontier. Effective December 9, 2002, WGP-Central's name was changed to Southern Star Central Gas Pipeline, Inc. (Central).

   Central

      Central is an interstate natural gas transportation company that owns and operates a natural gas pipeline system located in Colorado, Kansas, Missouri, Nebraska, Oklahoma, Texas and Wyoming. The system serves customers in these seven states, including major metropolitan areas in Kansas and Missouri, its chief market areas.

      Central's system has a mainline delivery capacity of approximately 2.3 billion cubic feet (Bcf) of natural gas per day and is composed of approximately 6,000 miles of mainline and branch transmission and storage pipelines with 41 compressor stations having a sea-level rated capacity totaling approximately 230,000 horsepower.

      At December 31, 2002, Central had transportation contracts with approximately 180 shippers serving more than 500 cities and towns and 216 industrial customers. Central's firm transportation agreements have various expiration dates ranging from one to 20 years, with the majority expiring in two to seven years. Additionally, Central offers interruptible transportation services under shorter term agreements.

      Central operates eight underground storage fields with an aggregate natural gas storage capacity of approximately 43 Bcf and aggregate delivery capacity of approximately 1.2 Bcf of natural gas per day. Central's customers inject gas into these fields when demand is low and withdraw it to supply their peak requirements. During periods of peak demand, approximately half of the gas delivered to customers is supplied from these fields. Storage capacity enables Central's system to operate more uniformly and efficiently during the year, as well as allowing it to offer storage services in addition to its transportation services.

      Central is subject to regulations of the Federal Energy Regulatory Commission (FERC) under the Natural Gas Act (NGA) of 1938 and under the Natural Gas Policy Act (NGPA) of 1978, and as such, its rates and charges for the transportation of natural gas in interstate commerce, the extension, enlargement or abandonment of jurisdictional facilities, and its accounting, among other things, are subject to regulation. Central holds certificates of public convenience and necessity issued by the FERC authorizing ownership and operation of all pipelines, facilities, and properties considered jurisdictional for which certificates are required under the NGA.

   Western Frontier

      Western Frontier was incorporated in 2000 for the purpose of developing a natural gas pipeline in the Midwestern United States that would interconnect with the Central system. Due to adverse market conditions, the Western Frontier project has not proceeded. Western Frontier has no assets, obligations or operations.

2. Basis of Presentation

      Southern Star was formed on September 11, 2002 but had no financial activity until the Acquisition became effective on November 16, 2002. Therefore, statements of income, cash flows and stockholder's equity are presented for the period from November 16, 2002 through December 31, 2002.

3. Acquisition

      The Acquisition was accounted for under the purchase method of accounting, as required by Statement of Financial Accounting Standards (SFAS) No. 141, ''Business Combinations.'' A tentative purchase price allocation has been made and reflected in the December 31, 2002 financial statements. This allocation is preliminary until Southern Star gathers additional information about the fair value of assets and liabilities acquired, including appraisals. Accordingly, the amounts recorded are likely to change when finalized.

      The following summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of Acquisition (expressed in thousands):

Cash	$ 9,800
Receivables	64,592
Materials and supplies inventories	6,099
Other current assets	2,238
Property, plant and equipment	527,034
Regulatory assets	25,990
Other assets	1,158
Current liabilities	(80,175)
Long-term debt	(174,654)
Other long-term liabilities	(25,331)
Goodwill	30,541

Net purchase price, including related Acquisition costs	$ 387,292

      As Central's rates are regulated by the FERC, and the FERC does not allow recovery in rates of amounts in excess of original cost, Central's historical net book value of regulatory related assets and liabilities are considered to be the fair value of those respective assets and liabilities. The purchase price of $380.0 million (net of $175.0 million debt acquired) and $7.3 million in related Acquisition costs exceeds the historical net book value of Central by approximately $30.5 million. This excess represents goodwill which will not be amortized, but subjected to an annual impairment test.

4. Accounting Policies

   Principles of Consolidation

      The consolidated financial statements include the accounts of Southern Star and its subsidiaries. All material intercompany balances and transactions have been eliminated in consolidation.

   Use of Estimates

      The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amount reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

   Revenue Recognition

      Revenues for sales of products are recognized in the period of delivery and revenues from services are recognized in the period the service is provided based on contractual terms and related volumes. Central is subject to FERC regulations, and, accordingly, certain revenues collected may be subject to possible refunds upon final orders in pending cases before the FERC. Central records rate refund liabilities considering its and other third party regulatory proceedings, advice of counsel and estimated total exposure, as discounted and risk weighted.

   Regulatory Assets and Liabilities

      As a rate regulated enterprise, Central meets the requirements for accounting under SFAS No. 71, ''Accounting for the Effects of Certain Types of Regulation.'' As such, costs that would otherwise be charged to expense are deferred as regulatory assets based on expected recovery from customers in future rates. Likewise, certain credits that would otherwise be recognized in income are deferred as regulatory liabilities pending refunds or return to customers through future rates. Recognition of regulatory assets or liabilities is generally based on specific regulatory requirements or precedent for each matter. The following regulatory assets or liabilities are included in the accompanying Balance Sheet at December 31, 2002, classified as current or non-current depending on the expected timing of recovery (expressed in thousands):

Environmental costs	$ 7,800
Income taxes on AFDC equity	4,243
Gas imbalance cash cost recoverable	643
Postretirement benefits	6,871
Pension costs	7,781
Fuel costs recoverable	449
Gas imbalance cash cost refunds	(781)
Excess deferred income taxes	(249)

Net regulatory assets	$ 26,757

      These amounts are either included in current rates, anticipated to be included in Central's next rate filing, or covered by specific rate mechanisms which govern the timing of refunds or recovery.

   Property, Plant, and Equipment

      Depreciation is provided primarily on the straight-line method over estimated useful lives, generally 40 to 50 years on new property, pursuant to rates authorized by the FERC, or on remaining lives averaging 20 to 25 years for property in service prior to the acquisition. Gains or losses from the ordinary sale or retirement of property, plant and equipment generally are credited or charged to accumulated depreciation; other gains or losses are recorded in net income. Depreciation for the post-acquisition period ended December 31, 2002 was approximately $3.8 million.

   Repair and Maintenance Costs

      Central accounts for repair and maintenance costs under the guidance of FERC regulations. The FERC identifies installation, construction, and replacement costs that are to be capitalized. All other costs are expensed as incurred.

   Income Taxes

      Deferred taxes are provided under the liability method and are provided on all temporary differences between the book and tax bases of the assets and liabilities.

      The acquisition of Central was a 338(h)(10) election under the Internal Revenue Code, whereby a new basis is established for both book and tax purposes. Therefore, book-tax differences are minor as of the date of acquisition.

      For federal income tax reporting, Southern Star will file a consolidated federal return. It is Southern Star's policy to charge or credit Central with an amount equivalent to its federal income tax expense or benefit as if Central filed a separate return.

   Capitalized Interest

      The allowance for funds used during construction represents Central's cost of funds applicable to the regulated natural gas transmission plant under construction as permitted by FERC regulatory practices. The allowances for borrowed and equity funds used during construction for Central's post-acquisition period ended December 31, 2002, was approximately $0.01 million and $0.04 million, respectively.

   Gas Receivables/Payables

      In the course of providing transportation and storage services to customers, Central may receive different quantities of gas from a shipper than quantities delivered on behalf of that shipper. These transactions result in imbalances, which are repaid or recovered in cash or through the receipt or delivery of gas in the future. Customer imbalances to be repaid or recovered in-kind are recorded as current assets or current liabilities in the accompanying Balance Sheet. Settlement of imbalances requires agreement between the pipeline and shippers as to allocations of volumes to specific transportation contracts and timing of delivery of gas based on operational conditions. Gas receivables/payables are valued at Central's current market rates.

   Inventory Valuation

      Inventory consists primarily of materials and supplies and are valued using the lower of average-cost or market method.

   Cash Equivalents

      Southern Star includes in cash equivalents any short-term highly-liquid investments that have an original maturity of three months or less when acquired.

   Cash flows from Operating Activities

      Southern Star uses the indirect method to report cash flows from operating activities, which requires adjustments to net income to reconcile net cash flows provided by operating activities.

   Long-Lived Assets

      Consistent with SFAS No. 144, ''Accounting for the Impairment or Disposal of Long-Lived Assets,'' Southern Star evaluates long-lived assets for impairment and assesses their recoverability based upon anticipated future cash flows. If facts and circumstances lead management to believe that the cost of an asset may be impaired, Southern Star will evaluate the extent to which that cost is recoverable by comparing the future undiscounted cash flows estimated to be associated with that asset to the asset's carrying amount and write down the carrying amount to market value to the extent necessary.

   Recent Accounting Standards

      In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 143, ''Accounting for Asset Retirement Obligations.'' This statement addresses accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made, and that the associated asset retirement costs be capitalized as part of the carrying amount of the long-lived asset.

      Williams, on Central's behalf, conducted studies and evaluations, including research by outside counsel, of legal obligations associated with the retirement of long-lived assets as required under SFAS No. 143. These studies will be used in determining obligations to be recognized pursuant to SFAS No. 143. Retirement obligations will not be estimated for assets for which the remaining life is not currently determinable, including pipeline transmission assets. The adoption of SFAS No. 143 is not expected to have a material impact on the earnings and financial position of Central.

      SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. FERC regulations do not allow early adoption of this statement, pending final issuance of an order prescribing the appropriate accounting for such costs under FERC accounting regulations; therefore, Central will adopt this statement effective January 1, 2003.

5. Notes Payable

      The Acquisition was partially financed by Southern Star through a senior secured credit facility with a financial institution syndicate. Southern Star initially borrowed $200.0 million under the terms of the agreement under a Bridge loan, the original term for which expired on February 27, 2003. Central is a guarantor of the facility. The Bridge loan has been extended until September 30, 2003 to allow Southern Star time to convert the facility to long-term debt. As of December 31, 2002, Southern Star had incurred costs and fees associated with issuance of the credit facility of $5.3 million. These costs are being amortized over 63.5 months, the original life of the Bridge loan plus the estimated life of the long-term facility.

      The interest rate on the debt is the London Interbank Offered Rate (LIBOR) plus a margin of 6%. Interest is paid monthly.

      As a requirement of the credit facility, Southern Star also entered into a Debt Service Investment Agreement whereby Southern Star must deposit funds (Compensating Balance) as security on the agreement. As such, Southern Star deposited $8.0 million on account with the syndicate on November 15, 2002. The funds earn interest at a per annum rate of LIBOR less 25 basis points. These funds have been classified as Other Current Assets in the accompanying Balance Sheet.

      Notes Payable includes $4.0 million at December 31, 2002, related to financing of Central's property and liability insurance program, which was restructured at the date of acquisition. The related premiums were financed over a nine-month period, which began November 16, 2002. The rate of interest is 3.99%; payments are made monthly.

6. Commitments and Contingencies

   Regulatory and Rate Matters and Related Litigation

      FERC Order 636

      As a result of FERC Order 636, which requires interstate gas pipelines to change the way they do business, Central has completed the reformation or termination of its gas supply contracts. As of December 31, 2002, Central's only remaining commitments related to this reformation are cash payments totaling $6.0 million to be completed in January 2004, which are included as liabilities in the accompanying Balance Sheet.

      General Rate Issues

      Central's latest rate case, RP95-136, has been settled and new rates were implemented November 1, 1999. As part of the settlement, Central could not increase its rates prior to October 1, 2000.

      Uniform Standards of Conduct for Transmission Providers

      On September 27, 2001, the FERC issued a Notice of Proposed Rulemaking (NOPR) proposing to adopt uniform standards of conduct for transmission providers. The proposed rules define transmission providers as interstate natural gas pipelines and public utilities that own, operate or control electric transmission facilities. The proposed standards would regulate the conduct of transmission providers with their energy affiliates. The FERC proposes to define energy affiliates broadly to include any transmission provider affiliate that engages in or is involved in transmission (gas or electric) transactions, or manages or controls transmission capacity, or buys, sells, trades or administers natural gas or electric energy or engages in financial transactions relating to the sale or transmission of natural gas or electricity. A technical conference was held on May 21, 2002 and a second round of comments were filed in July 2002. To date, the Commission has not issued a final rule. Current rules regulate the conduct of Central and its natural gas marketing affiliates. If adopted, these standards would require implementation of new compliance measures by Central.

      Kansas Ad Valorem Tax Reimbursement

      In 1997 FERC issued an order in Docket No. PR97-369 requiring pipelines to collect from producers, and refund to their former jurisdictional sales customers, the Kansas Ad Valorem Tax Reimbursement for the period of October 4, 1983 through June 28, 1988, plus interest accrued thereon. Since that date, Central has participated in a number of proceedings regarding settlements with various parties, and has received from producers and flowed through to its jurisdictional customers such reimbursements as cases have been settled. The latest settlements were reached in all states but Missouri in October 2002. Identified reimbursements to customers were made in November 2002.

      At December 31, 2002, legal proceedings were still outstanding for refund obligations in the state of Missouri. By Order issued January 2, 2003, the FERC set the remaining working interest owner obligations for hearing, which is scheduled to begin on August 19, 2003.

      Included in Receivables and in Current Liabilities is $42.4 million related to these outstanding Missouri proceedings. Central also has a reserve of less than $2.0 million for interest and other costs related to the ultimate settlement of all proceedings related to these matters. Also accrued in Current Liabilities is $4.1 million related to the Kansas settlement pending authorization from the Kansas Corporation Commission.

      Environmental Matters

      Central has identified polycholorinated biphenyl (PCB) contamination in air compressor systems, soils and related properties at certain compressor station sites and has been involved in negotiations with the U. S. Environmental Protection Agency (EPA) and state agencies to develop screening, sampling and cleanup programs. In addition, negotiations with certain environmental agencies concerning investigative and remedial actions relative to potential mercury contamination at certain gas metering sites have commenced. At December 31, 2002, Central had accrued a liability of approximately $7.8 million, representing the current estimate of future environmental cleanup costs to be incurred over approximately the next six years.

      Central is also subject to the federal Clean Air Act (CAA) and the CAA Amendments of 1990 (Amendments) which added significant provisions to the existing federal CAA. The Amendments require the EPA to promulgate new regulations pertaining to mobile sources, air toxics, areas of ozone non-attainment, and acid rain. Regulations pertaining to Hazardous Air Pollutants (HAPs) and the Maximum Available Control Technology (MACT) may potentially impact Central's operations. Central cannot predict the costs with any certainty at this time resulting from the installation of these controls. The effective compliance date for the HAPs and MACT regulations and installation of associated controls is anticipated to be during 2005; however, an extension of this date may result due to the delay associated with promulgating these rules.

      Central considers environmental assessment, remediation costs, and costs associated with compliance with environmental standards to be recoverable through rates, as they are prudent costs incurred in the ordinary course of business. The actual costs incurred will depend on the actual amount and extent of contamination discovered, the final cleanup standards mandated by the EPA or other governmental authorities, and other factors.

   Legal Issues

      United States ex rel, Grynberg v. Williams Natural Gas Company, et al.

      Jack Grynberg, an individual, has filed claims against approximately 300 energy companies in the United States District Court for the District of Colorado under the False Claims Act. Mr. Grynberg alleges that the defendants violated the False Claims Act in connection with the measurement and purchase of natural gas. The relief sought is an unspecified amount of royalties allegedly not paid to the federal government, treble damages, penalties, fees, and costs. On April 9, 1999, the U. S. Department of Justice declined to intervene in the Grynberg cases. On October 21, 1999, the Panel on Multi-District Litigation transferred all of the Grynberg cases to the United States District Court for the District of Wyoming. The Coordinating Defendants, including Central, are preparing an Original Source motion which will argue that Grynberg does not meet the requirements for qui tam plaintiffs because he is not the original source of the allegations. On October 9, 2002, the Court granted the United States' motion to dismiss Grynberg's royalty valuation claims. Grynberg appealed this dismissal to the 10th Circuit Court of Appeals. Grynberg's measurement claims are not affected by the dismissal or the 10th Circuit appeal.

      Will Price and Stixon Petroleum v. Williams, et. al.

      This potential class action case involves plaintiffs' claims that the pipeline/gathering industry conspired to mismeasure and understate the Btu content of natural gas. On August 19, 2002, the court denied the Coordinating Defendants', including Central's, motion to dismiss on non-jurisdictional grounds. The defendants' motion to dismiss for lack of personal jurisdiction remains pending. On September 17, 2002, plaintiffs filed their motion for class certification. Defendants have opposed class certification and submitted extensive briefing. Oral argument on the motion for class certification was held on January 13, 2003. To date, the judge has made no decision.

      Summary of Commitments and Contingencies

      The Company is subject to claims and legal actions in the normal course of business in addition to those disclosed above. While no assurances may be given, Southern Star does not believe that the ultimate resolution of these matters taken as a whole, based on advice from counsel and after consideration of amounts accrued, insurance coverage, potential recovery from customers or other indemnification arrangements, will have a materially adverse effect on Southern Star's future financial position, results of operations or cash flow requirements.

   Other Commitments

      Commitments for Construction

      Central has commitments for construction and acquisition of property, plant and equipment of approximately $20.4 million at December 31, 2002.

7. Income Taxes

      Following is a summary of the provision for income taxes as of December 31, 2002 (expressed in thousands):

Current provision:
Federal	$ 551
State	131

682

Deferred provision (benefit):
Federal	(123)
State	(24)

(147)

Income tax provision	$ 535

      Reconciliation of the normal statutory federal income tax rate to Southern Star's effective income tax provision is as follows:

U.S. statutory rate	35.0%
State income taxes, net of federal tax benefits	5.4
Other, net	1.6

Income tax provision	42.0%

      Significant components of deferred tax assets and liabilities as of December 31, 2002 are as follows (expressed in thousands):

Deferred tax assets:
Employee benefit obligations	$ 5,637
Accrued liabilities and other	5,777

Total deferred tax assets	$ 11,414

Deferred tax liabilities:
Regulatory assets	$ 8,460
Property, plant and equipment	2,738
Other	69

Total deferred tax liabilities	11,267

Net deferred tax assets	$ 147

Classification:
Net current assets	$ 1,604
Net long-term liabilities	1,457

Net deferred tax assets	$ 147

8. Financing

      At December 31, 2002, long-term debt consisted of the following (expressed in thousands):

7 3/8% Notes due 2006	$175,000
Unamortized debt discount, net	(336)

Total long-term debt	$174,664

      Central's notes have restrictive covenants, which provide that neither Central nor any subsidiary may create, assume or suffer to exist any lien upon any property to secure any indebtedness unless the notes shall be equally and ratably secured.

9. Employee Benefit Plans

      Information reported in the following tables was furnished to Central by Williams' actuary. Southern Star is in the process of retaining a new actuary. Accordingly, adjustments to the ''beginning of year'' amounts may be made.

   Union Retirement Plan

      Central maintains a separate non-contributory defined benefits pension plan (union plan), which covers union employees. The union plan covers 44% of the approximately 455 total employees of Central. The union contract expires in July 2003.

      The following table is presented for informational purposes. It depicts the 2002 changes in benefit obligations and plan assets for pension benefits for the union plan from January 1, 2002 to December 31, 2002 as provided by Williams' actuary. Amounts will be adjusted as part of the fair valuing of the balance sheet acquired November 16, 2002 as Southern Star engages its own actuary. It also presents a reconciliation of the funded status of these benefits to the amount recognized in the Balance Sheet, at December 31, 2002 (expressed in thousands):

Change in benefit obligation:
Benefit obligation at January 1, 2002	$24,130
Service cost	834
Interest cost	1,769
Actuarial gain	(4,579)
Benefits paid	(1,368)

Benefit obligation at December 31, 2002	20,786

Change in plan assets:
Fair value of plan assets at January 1, 2002	15,289
Actual return on plan assets	(2,001)
Employer contributions	298
Benefits paid	(1,368)

Fair value of plan assets at December 31, 2002	12,218

Funded status	(8,568)
Unrecognized net actuarial loss	315

Accrued benefit cost	$(8,253)

      Based on the 2002 annual net periodic pension expense supplied by Williams' actuary, Central's estimated net pension expense for the period from acquisition (November 16, 2002) to December 31, 2002 attributable to the union plan consists of the following (expressed in thousands):

Components of net periodic pension expense:
Service cost	$104
Interest cost	221
Expected return on plan assets	(172)
Amortization of transition obligation	56
Amortization of prior service cost	57

Net periodic pension expense	$266

      The following are the weighted-average assumptions utilized as of December 31, 2002:

Discount rate	7.00%
Expected return on plan assets	8.50%
Rate of compensation increase	5.00%

      In connection with the acquisition, Central recorded its previously unrecognized transition obligation, net actuarial gains and prior service cost totaling $1.5 million pursuant to the requirements of SFAS No. 87. As a regulated entity, Central recovers these prudently incurred costs through its rates. As such, Central also recognized a regulatory asset of a like amount at the date of acquisition.

   Non-Union Employee Retirement Plan

      Pursuant to the terms of the acquisition, Williams assumed responsibility for pension costs for all Central's non-union employees through the acquisition date. Effective November 16, 2002, non-union employees will be covered under a new Southern Star retirement plan which is in the process of being designed and implemented. Central recorded $0.4 million as its estimated liability under the new plan from the date of acquisition through December 31, 2002. Central recorded a regulatory asset for a corresponding amount for future recovery of these costs.

   Postretirement Benefits Other than Pensions

      Central's Welfare Benefits Plan (Plan) provides medical and life insurance benefits to certain employees who retire under Central's retirement plans. The Plan is contributory for medical and contributory for some retired employees for life insurance benefits in excess of specified limits.

      Eligible employees under the Plan are those hired prior to various qualifying dates, the latest of which is December 31, 1995, and qualify for retirement benefits.

      For qualifying union employees, Central funds these benefits through a trust agreement under the Voluntary Employees' Beneficiary Association for Collectively Bargained Employees (VEBA). Funding is made on a monthly basis in accordance with the requirements under Central's latest rate settlement with the FERC.

      The following table sets forth Central's Welfare Benefits Plan funded status at December 31, 2002, reconciled with the accrued postretirement benefit cost included in the accompanying Balance Sheet (expressed in thousands):

Accumulated postretirement benefit obligation:
Retirees	$(14,926)
Actives Eligible to Retire	(2,784)
Actives Not Eligible to Retire	(9,303)

(27,013)
Market Value of Assets	20,142

Funded Status	$(6,871)

      Based on the 2002 net periodic postretirement benefit costs supplied by Williams' actuary, Central's estimated postretirement benefit costs, net of deferred costs for the period from acquisition (November 16, 2002) through December 31, 2002, consists of the following (expressed in thousands):

Components of net periodic pension expense:
Service cost	$57
Interest cost	432
Expected return on plan assets	(353)
Amortization of transition obligation	172
Regulatory recovery of costs	242

Net periodic pension expense	$550

      The following table summarizes the various assumptions used to determine the projected benefit obligation for the year ended December 31, 2002:

Discount rate	7.00%
Expected return on plan assets	8.50%
Rate of compensation increase	5.00%

      A health care cost inflation of 13% was assumed for the year ended December 31, 2002, gradually decreasing to 5% by 2011 and remaining at that level thereafter. Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. A one-percentage-point change in assumed health care cost trend rates would have the following effects (expressed in thousands):

	1 Percentage Point Increase	1 Percentage Point Decrease
Effect on total of service and interest cost components (for same period)	$59	$(22)
Effect on accumulated postretirement benefit obligation	$5,386	$(4,413)

      In connection with the Acquisition, Central recorded its previously unrecognized transition obligation, net actuarial gains/losses, and prior service costs totaling $8.2 million at November 16, 2002, pursuant to the requirements of SFAS No. 106. The FERC allows Central to recognize allowances for these prudently incurred costs through recovery in its rates. As such, the liability recognized was offset with a corresponding regulatory asset.

      Pursuant to the terms of the Acquisition, Williams assumed responsibility for postretirement medical benefits for all non-union employees age 55 and older at the date of Acquisition.

      All non-union employees not eligible for retirement at the date of Acquisition remain the responsibility of Southern Star and are covered by the same plan as the Union employees. Central is in the process of establishing a funding mechanism to also fund these costs on a monthly basis, as required by the FERC.

      Central currently collects $4.6 million annually through its rates for the cost of providing postretirement medical benefits as described above, including $0.2 million of amortization of ''window period'' costs. The regulatory asset balance for Central's window period costs was $1.7 million at December 31, 2002 and should be recovered through rates in approximately 10 years. Central recognizes its annual expense concurrent with the receipt of revenues. The difference between FERC's allowed annual revenues for these costs and Central's annual expense pursuant to SFAS No. 106 is recorded as an increase or decrease in its liability for postretirement medical benefits with an offset to the regulatory asset, as required under Central's effective rate settlement.

   Other

      Central maintains a defined contribution plan covering substantially all employees. Central's costs related to this plan for the post-acquisition period ending December 31, 2002 was $0.2 million.

10. Financial Instruments

      The following methods and assumptions were used by Southern Star in estimating its fair-value disclosures for financial instruments:

      Cash and Cash Equivalents: The carrying amount is a reasonable estimate of fair value due to the short maturity of instruments.

      Notes Payable: The carrying amount is a reasonable estimate of fair value due to the short maturity of instruments.

      Long-Term Debt: The estimated fair value of Southern Star's debt is based on quoted market prices at December 31, 2002.

      The carrying amount and estimated fair values of Southern Star's financial instruments as of December 31, 2002 are as follows (expressed in thousands):

	Carrying Amount	Fair Value
Financial Assets:
Cash and cash equivalents	$ 42,408	$ 42,408
Financial Liabilities:
Notes payable	203,995	203,995
Long-term debt	174,664	166,250

   Concentrations of Credit Risk

      Southern Star's trade receivables are primarily due from local distribution companies and other pipeline companies predominantly located in the Central United States. Southern Star's credit risk exposure in the event of nonperformance by the other parties is limited to the face value of the receivables. As a general policy, collateral is not required for receivables, but customers' financial condition and credit worthiness are evaluated regularly.

11. Major Customers

      Central's two major customers for 2002 were Missouri Gas Energy, a Division of Southern Union Company and Kansas Gas Service Company, a Division of ONEOK. Revenues received from Missouri Gas Energy were $6.0 million and from Kansas Gas Service Company were $5.1 million for the post-acquisition period ended December 31, 2002.

12. Supplemental Disclosure of Cash Flow Information

      No cash was paid during the post-acquisition period ended December 31, 2002 for either interest or income taxes.

13. Management Contract

      Effective November 20, 2002, Southern Star entered into a management services agreement with Energy Worx, Inc. a subsidiary of Southern Union Company, for management of the operations of Central. Pursuant to terms of the agreement, Southern Star was to have paid approximately $2.5 million annually for these services. The agreement with Energy Worx was terminated as of May 12, 2003.

14. Miscellaneous Expense

      Central had entered into agreements and begun development of a project for connection of service with a power plant in Oklahoma. Central was notified in November 2002 of the customer's intent to revisit the terms of the project and is currently in negotiations for acceptable termination and settlement of costs incurred to date. Included in Miscellaneous Expenses for the post-acquisition period is $3.2 million for which Central has established a reserve, related to the potential termination.

15. Subsequent Events

      In January 2003, Southern Star issued 500 shares of Series A Preferred Stock, par value $.01 per share and a warrant to purchase two (2) shares of Southern Star's common stock. Proceeds from the issuance were $50.0 million and were used to redeem 22.22 shares of common stock owned by Highstar.

REPORT OF INDEPENDENT AUDITORS

Board of Directors
SOUTHERN STAR CENTRAL CORP.

      We have audited the accompanying balance sheets of Williams Gas Pipeline Central, Inc. (the Company, previously an indirectly wholly owned subsidiary of The Williams Companies, Inc. and now a indirectly wholly owned subsidiary of Southern Star Central Corp., as discussed in Note 1) as of November 15, 2002 and December 31, 2001, and the related statements of income, stockholder's equity, and cash flows for the period from January 1, 2002 through November 15, 2002, and for each of the two years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of November 15, 2002 and December 31, 2001, and the results of its operations and its cash flows for the period from January 1, 2002 through November 15, 2002 and for each of the two years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Louisville, Kentucky
December 3, 2003

WILLIAMS GAS PIPELINES CENTRAL, INC.
(PREDECESSOR TO SOUTHERN STAR CENTRAL CORP.)
BALANCE SHEETS

	November 15, 2002	December 31, 2001
	(In thousands)
ASSETS
Current Assets:
Cash and cash equivalents	$9,800	$26
Receivables:
Trade	18,825	16,690
Other	580	1,939
Kansas Ad Valorem tax reimbursement	42,391	75,437
Affiliates	—	990
Transportation and exchange gas	2,796	1,583
Advances to affiliates	—	35,604
Inventories	6,099	6,092
Deferred income taxes	—	3,871
Costs recoverable from customers	2,096	2,105
Prepaid expenses and other current assets	1,916	2,561

Total current assets	84,503	146,898

Property, Plant and Equipment, at cost:
Natural gas transmission plant	908,972	927,923
Other gas transmission plant	98,940	103,763

	1,007,912	1,031,686
Less—Accumulated depreciation and amortization	387,278	391,201

Property, plant and equipment, net	620,634	640,485

Other Assets:
Costs recoverable from customers	16,214	24,795
Other	2,701	12,809

Total other assets	18,915	37,604

Total Assets	$724,052	$824,987

LIABILITIES AND STOCKHOLDER'S EQUITY
Current Liabilities:
Payables:
Trade	$1,185	$3,355
Other	8,735	6,717
Affiliates	—	21,835
Transportation and exchange gas	2,796	1,583
Accrued income taxes	—	989
Accrued other taxes	221	3,820
Accrued Kansas Ad Valorem tax reimbursement	46,514	76,291
Accrued interest	—	1,613
Accrued payroll and employee benefits	10,343	12,171
Other accrued liabilities	10,383	8,072
Costs refundable to customers	8	1,795
Reserve for regulatory and rate matters	1,093	3,911

Total current liabilities	81,278	142,152

Long-Term Debt	174,654	174,592

Other Liabilities and Deferred Credits:
Deferred income taxes	—	124,437
Costs refundable to customers	2,395	5,882
Environmental remediation	5,863	7,057
Pension plan costs	5,520	10,843
Other	5,094	12,945

Total other liabilities and deferred credits	18,872	161,164

Stockholder's Equity:
Common stock, $1.00 par value, 1,000 shares authorized, issued and outstanding	1	1
Premium on capital stock and other paid-in capital	659,750	523,762
Retained earnings (deficit)	(210,503)	(176,684)

Total stockholder's equity	449,248	347,079

Total Liabilities and Stockholder's Equity	$724,052	$824,987

The accompanying Notes to Financial Statements are an integral part of these statements.

WILLIAMS GAS PIPELINES CENTRAL, INC.
(PREDECESSOR TO SOUTHERN STAR CENTRAL CORP.)
STATEMENTS OF INCOME

	For the Period January 1 through November 15, 2002	For the Years Ended December 31, 2001 2000
	(In thousands)
Operating Revenues:
Transportation	$124,141	$141,630	$145,400
Storage	15,069	16,316	16,139
Other revenue	294	878	1,280

Total operating revenues	139,504	158,824	162,819

Operating Costs and Expenses:
Operations and maintenance	30,349	36,633	41,611
Administrative and general	35,304	37,481	43,642
Depreciation and amortization	28,408	32,492	31,908
Taxes, other than income taxes	8,279	9,820	11,431

Total operating costs and expenses	102,340	116,426	128,592

Operating Income	37,164	42,398	34,227

Other (Income) Deductions:
Interest expense	11,710	13,502	11,153
Interest income	(1,011)	(1,814)	(3,577)
(Gain) loss on sale of assets	5	(3)	(2,939)
Miscellaneous other (income) expense, net	2,382	(3,876)	(1,178)

Total other deductions	13,086	7,809	3,459

Income (Loss) Before Income Taxes	24,078	34,589	30,768
Provision for Income Taxes	13,383	13,761	12,210

Net Income	$10,695	$20,828	$18,558

The accompanying Notes to Financial Statements are an integral part of these statements.

WILLIAMS GAS PIPELINES CENTRAL, INC.
(PREDECESSOR TO SOUTHERN STAR CENTRAL CORP.)
STATEMENTS OF CASH FLOWS

	For the Period January 1 through November 15, 2002	For the Years Ended December 31, 2001 2000
	(In thousands)
Operating Activities
Net income	$10,695	$20,828	$18,558
Adjustments to reconcile to cash provided from operations:
Depreciation and amortization	28,408	32,492	31,908
Deferred income taxes	5,059	8,585	7,811
Provision for loss on Western Frontier	7,361	—	—
Credit for Kansas Ad Valorem tax reimbursement	(4,182)	—	—
(Gain) loss on sale of equipment	5	(3)	(2,939)
Changes in operating assets and liabilities:
Receivables	32,412	11,672	23,585
Inventories	(7)	582	141
Other current assets	(2,364)	2,923	2,194
Payables and accrued liabilities	(30,604)	(9,686)	8,922
Changes in reserve for regulatory and rate matters	(3,098)	1,776	(6,423)
Other, including changes in noncurrent assets and liabilities	(7,131)	7,497	4,838

Net cash provided by operating activities	36,554	76,666	88,595

Investing Activities
Property, plant and equipment:
Capital expenditures, net of allowance for funds used during construction	(24,552)	(78,853)	(51,691)
Proceeds from sales and salvage values, net of costs of removal	526	3,029	3,003
Advances to affiliates, net	27,726	(949)	(39,844)

Net cash provided by (used in) investing activities	3,700	(76,773)	(88,532)

Financing Activities
Common dividends paid	(30,480)	—	—
Debt issuance costs	—	—	(149)

Net cash used in financing activities	(30,480)	—	(149)

Increase (decrease) in cash and cash equivalents	9,774	(107)	(86)
Cash and cash equivalents at beginning of period	26	133	219

Cash and cash equivalents at end of period	$9,800	$26	$133

Supplemental Disclosure of Cash Flow Information:
Cash paid during the period for:
Interest (net of amounts capitalized)	$12,594	$12,742	$12,868
Income taxes, net	3,110	3,739	5,769

The accompanying Notes to Financial Statements are an integral part of these statements.

WILLIAMS GAS PIPELINES CENTRAL, INC.
(PREDECESSOR TO SOUTHERN STAR CENTRAL CORP.)
STATEMENTS OF STOCKHOLDER'S EQUITY

	Paid-In Capital	Retained Earnings
	(In thousands)
Balance, December 31, 1999	$ 523,667	$ (216,070)
Add (deduct):
Net income	—	18,558
Contribution of Williams Kansas El Dorado	95	—

Balance, December 31, 2000	$ 523,762	$ (197,512)
Add (deduct):
Net income	—	20,828

Balance, December 31, 2001	$ 523,762	$ (176,684)
Add (deduct):
Net income	—	10,695
Cash dividends	—	(30,480)
Noncash dividends	—	(14,034)
Acquisition adjustments (See Note 3)	135,988	—

Balance, November 15, 2002	$ 659,750	$ (210,503)

The accompanying Notes to Financial Statements are an integral part of these statements.

WILLIAMS GAS PIPELINES CENTRAL, INC.
(PREDECESSOR TO SOUTHERN STAR CENTRAL CORP.)
NOTES TO FINANCIAL STATEMENTS

1. Description of Business

      Southern Star Central Gas Pipeline, Inc. (Central) is a wholly owned subsidiary of Southern Star Central Corp. (Southern Star), which is substantially owned by AIG Highstar Capital, L.P. (Highstar). Prior to November 16, 2002, Central, then known as Williams Gas Pipelines Central, Inc., was wholly owned by Williams Gas Pipeline Company, LLC (WGP), a subsidiary of The Williams Companies, Inc. (Williams). On September 13, 2002, Southern Star entered into a purchase agreement with WGP for the purchase and sale of all capital stock, Williams Gas Pipelines Central, Inc. The transaction (the Acquisition) became effective November 16, 2002. Effective December 9, 2002, Williams Gas Pipelines Central, Inc.'s name was changed to Southern Star Central Gas Pipeline, Inc.

      Central is an interstate natural gas transportation company that owns and operates a natural gas pipeline system located in Colorado, Kansas, Missouri, Nebraska, Oklahoma, Texas and Wyoming. The system serves customers in these seven states, including major metropolitan areas in Kansas, Oklahoma and Missouri, its chief market areas.

      Central's system has a mainline delivery capacity of approximately 2.3 billion cubic feet (Bcf) of natural gas per day and is composed of approximately 6,000 miles of mainline and branch transmission and storage pipelines with 41 compressor stations having a sea-level rated capacity totaling approximately 230,000 horsepower.

      At November 15, 2002, Central had transportation contracts with approximately 180 shippers serving more than 500 cities and towns and 216 industrial customers. Central's firm transportation agreements have various expiration dates ranging from one to 20 years, with the majority expiring in two to seven years. Additionally, Central offers interruptible transportation services under shorter term agreements.

2. Basis of Presentation

      Williams' 1983 acquisition of Central was accounted for using the purchase method of accounting. Williams paid a purchase price for Central in excess of Central's historical book value. This excess was allocated to Central's property, plant and equipment and was amortized at the rate of approximately $4.3 million per year in the accompanying financial statements.

3. Acquisition

      On September 13, 2002, Southern Star Central Corp. (Southern Star) entered into a purchase agreement with WGP, for the purchase and sale of all capital stock of WGP's wholly owned subsidiary, Williams Gas Pipeline Central, Inc. The Acquisition became effective November 16, 2002. Effective December 9, 2002, Williams Gas Pipelines Central, Inc.'s name was changed to Southern Star Central Gas Pipeline, Inc.

      As stipulated in the purchase and sale agreement, Williams retained certain assets and liabilities, primarily accrued taxes and certain employee benefit liabilities. Conversely, Central assumed certain employee benefit liabilities related to Williams employees that were transferred to Central as a result of the sale. All asset and liability balances impacted by the sale were adjusted at the date of Acquisition to reflect the balances after the acquisition; the net impact of these adjustments was recorded to Paid-in Capital. Following is a summary of such entries made (expressed in thousands):

Debit/(Credit)
ASSETS
Costs recoverable from customers—current	$ (708)
Prepaid expenses	(777)
Costs recoverable from customers—noncurrent	(3,916)
LIABILITIES AND STOCKHOLDER'S EQUITY
Accrued income taxes	5,784
Accrued other taxes	6,609
Accrued payroll and employee benefits	2
Other accrued liabilities	(255)
Pension plan costs	4,310
Other liabilities and deferred credits	(352)
Paid-in capital	(10,697)

      The Acquisition was treated as a Section 338 (h) (10) election under the Internal Revenue Code, whereby a new cost basis is established for tax purposes. Pursuant to this election, all deferred tax balances were eliminated at the date of acquisition. The net effect of this elimination was also recorded to Paid-in Capital as shown below (expressed in thousands):

Debit/(Credit)
ASSETS
Deferred income taxes—current	$ (6,748)
Deferred income taxes—noncurrent	(11,098)
LIABILITIES AND STOCKHOLDER'S EQUITY
Deferred income taxes—current	1,620
Deferred income taxes—noncurrent	141,517
Paid-in capital	(125,291)

4. Accounting Policies

   Use of Estimates

      The preparation of the financial statements requires management to make estimates and assumptions that affect the amount reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

   Revenue Recognition

      Revenues for sales of products are recognized in the period of delivery and revenues from services are recognized in the period the service is provided based on contractual terms and related volumes. Central is subject to FERC regulations, and, accordingly, certain revenues collected may be subject to possible refunds upon final orders in pending cases before the FERC. Central records rate refund liabilities considering its and other third party regulatory proceedings, advice of counsel and estimated total exposure, as discounted and risk weighted.

   Regulatory Assets and Liabilities

      As a rate regulated enterprise, Central meets the requirements for accounting under Statement of Financial Accounting Standards (SFAS) No. 71, ''Accounting for the Effects of Certain Types of

Regulation''. As such, costs that would otherwise be charged to expense are deferred as regulatory assets based on expected recovery from customers in future rates. Likewise, certain credits that would otherwise be recognized in income are deferred as regulatory liabilities pending refunds or return to customers through future rates. Recognition of regulatory assets or liabilities is generally based on specific regulatory requirements or precedent for each matter. The following regulatory assets or liabilities are included in the accompanying Balance Sheets as of November 15, 2002 and December 31, 2001 (expressed in thousands):

	Debit/(Credit)
	For the Period January 1 through November 15, 2002	December 31, 2001
Environmental costs	$7,463	$8,656
Income taxes on AFUDC equity	4,202	3,785
Gas imbalance cash cost recoverable	629	344
Postretirement benefits	(1,347)	(3,550)
Pension costs	5,520	11,769
Fuel costs recoverable	314	(1,795)
Gas imbalance cash cost refunds	(622)	(130)
LTD medical costs	—	505
Excess deferred income taxes	(252)	(361)

Net regulatory assets	$15,907	$19,223

      These amounts are either included in current rates, anticipated to be included in Central's next rate filing, or covered by specific rate mechanisms which govern the timing of refunds or recovery.

   Property, Plant, and Equipment

      Depreciation is provided primarily on the straight-line method over estimated useful lives, generally 40 to 50 years, pursuant to rates authorized by the FERC. Gains or losses from the ordinary sale or retirement of property, plant and equipment generally are credited or charged to accumulated depreciation; other gains or losses are recorded in net income. Depreciation expense for the period ended November 15, 2002 and the years ended December 31, 2001 and 2000 was $28.4 million, $32.5 million and $31.9 million, respectively, including excess cost amortization of $3.8 million for the period ended November 15, 2002, and $4.3 million per year in 2000 and 2001.

   Repair and Maintenance Costs

      Central accounts for repair and maintenance costs under the guidance of FERC regulations. The FERC identifies installation, construction, and replacement costs that are to be capitalized. All other costs are expensed as incurred.

   Income Taxes

      Deferred taxes are provided under the liability method and are provided on all temporary differences between the book and tax bases of the assets and liabilities.

      For federal income tax reporting, Central was included in the consolidated federal return of Williams through November 15, 2002. It was Williams' policy to charge or credit Central with an amount equivalent to its federal income tax expense or benefit as if Central filed a separate return.

   Gas Receivables/Payables

      In the course of providing transportation and storage services to customers, Central may receive different quantities of gas from a shipper than quantities delivered on behalf of that shipper. These transactions result in imbalances, which are repaid or recovered in cash or through the receipt or delivery of gas in the future. Customer imbalances to be repaid or recovered in-kind are recorded as current assets or current liabilities in the accompanying Balance Sheets. Settlement of imbalances requires agreement between the pipeline and shippers as to allocations of volumes to specific transportation contracts and timing of delivery of gas based on operational conditions. Gas receivables/payables are valued at Central's current market rates.

   Inventory Valuation

      Inventory consists primarily of materials and supplies and are valued using the lower of average-cost or market method.

   Long-Lived Assets

      Consistent with SFAS No. 144, ''Accounting for the Impairment or Disposal of Long-Lived Assets'', Central evaluates long-lived assets for impairment and assesses their recoverability based upon anticipated future cash flows. If facts and circumstances lead management to believe that the cost of an asset may be impaired, Central will evaluate the extent to which that cost is recoverable by comparing the future undiscounted cash flows estimated to be associated with that asset to the asset's carrying amount and write down the carrying amount to market value to the extent necessary.

   Employee Stock Based Awards

      Williams' employee stock-based awards were accounted for under Accounting Principles Board (APB) Opinion No. 25, ''Accounting for Stock Issued to Employees'', and related interpretations. Williams' fixed plan common stock options generally do not result in compensation expense, because the exercise price of the stock options equals the market price of the underlying stock on the date of grant. The plans are described more fully in Note 11.

      The following table illustrates the effect on net income as Central had applied the fair value recognition provisions of SFAS No. 123 to stock-based compensation (expressed in thousands):

	For the Period January 1 through November 15, 2002	For the Years Ended December 31, 2001 2000
Net income, as reported	$10,695	$20,828	$18,558
Add: Deferred share expense, net of tax	62	118	505
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of tax	20	383	1,410

Pro forma net income	$10,777	$21,329	$20,473

      The pro forma net income effects of applying SFAS 123 recognition of compensation expense provided for the periods shown above may not be representative of the effects on reported net income for future years.

      The fair value of each award was estimated using the Black-Scholes options pricing model. See Note 11 for the assumptions used in the calculation of fair value.

   Recent Accounting Standards

      In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 143, ''Accounting for Asset Retirement Obligations''. This statement addresses accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made, and that the associated asset retirement costs be capitalized as part of the carrying amount of the long-lived asset.

      Williams, on Central's behalf, conducted studies and evaluations, including research by outside counsel, of legal obligations associated with the retirement of long-lived assets as required under SFAS No. 143. These studies will be used in determining obligations to be recognized pursuant to SFAS No. 143. Retirement obligations will not be estimated for assets for which the remaining life is not currently determinable, including pipeline transmission assets. The adoption of SFAS No. 143 is not expected to have a material impact on the earnings and financial position of Central. Central will adopt the requirements of SFAS No. 143 and related FERC orders effective January 1, 2003.

      The FASB issued SFAS No. 148, ''Accounting for Stock-Based Compensation—Transition and Disclosure'', which is effective for fiscal years ending after December 15, 2002. SFAS No. 148 amends SFAS No. 123, ''Accounting for Stock-Based Compensation'', to permit two additional transition methods for a voluntary change to the fair value based method of accounting for stock-based employee compensation from the intrinsic method under APB Opinion No. 25, ''Accounting for Stock Issued to Employees''. The prospective method of transition under SFAS No. 123 is an option to the entities that adopt the recognition provisions under this statement in a fiscal year beginning before December 15, 2003. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements concerning the method of accounting used for stock-based employee compensation and the effects of that method on reported results of operations. Under SFAS No. 148, pro forma disclosures will be required in a specific tabular format in the ''Summary of Significant Accounting Policies''. Central adopted the disclosure requirements of this statement effective December 31, 2002. The adoption had no effect on Central's consolidated financial position or results of operations.

5. Commitments and Contingencies

   Regulatory and Rate Matters and Related Litigation

      FERC Order 637

      On February 9, 2000, the FERC issued a final rule, Order 637, in which FERC adopted certain policies that it found were necessary to adjust its regulatory model to the needs of the evolving markets, but determined that any fundamental changes to its regulatory policy would be considered after further study and evaluation of the evolving marketplace. Order 637 revises the FERC's pricing policy to waive, for a two-year period, the maximum price ceilings for short-term releases of capacity of less than one year, and permits pipelines to file proposals to implement seasonal rates for short-term services and term-differentiated rates, subject to certain requirements including the requirement that a pipeline be limited to recovering its annual revenue requirement under those rates. Central submitted an Order 637 compliance filing on August 15, 2000, which contained pro forma tariff sheets designed to comply with certain directives in the order regarding the conduct of daily business transactions. On January 25, 2002, subsequent to a FERC ordered technical conference and numerous discussions with customers, Central filed with FERC an offer of settlement, supported by Central's largest customers, which would resolve all of the Order 637 issues. By Orders issued July 3, 2002 and August 1, 2002, the Commission approved Central's Order 637 settlement with minor modifications.

      FERC Order 636

      As a result of FERC Order 636, which requires interstate gas pipelines to change the way they do business, Central has completed the reformation or termination of its gas supply contracts. As of November 15, 2002 and December 31, 2001, Central's only remaining commitments related to this reformation were cash payments totaling $6.0 million and $10.0 million, including interest, respectively. These payments, to be completed in January 2004, are included as liabilities in the accompanying Balance Sheets.

      General Rate Issues

      Central's latest rate case, RP95-136, has been settled and new rates were implemented November 1, 1999. As part of the settlement, Central could not increase its rates prior to October 1, 2000.

      Uniform Standards of Conduct for Transmission Providers

      On September 27, 2001, the FERC issued a Notice of Proposed Rulemaking (NOPR) proposing to adopt uniform standards of conduct for transmission providers. The proposed rules define transmission providers as interstate natural gas pipelines and public utilities that own, operate or control electric transmission facilities. The proposed standards would regulate the conduct of transmission providers with their energy affiliates. The FERC proposes to define energy affiliates broadly to include any transmission provider affiliate that engages in or is involved in transmission (gas or electric) transactions, or manages or controls transmission capacity, or buys, sells, trades or administers natural gas or electric energy or engages in financial transactions relating to the sale or transmission of natural gas or electricity. A technical conference was held on May 21, 2002 and a second round of comments were filed in July 2002. To date, the Commission has not issued a final rule. If adopted, these standards would require implementation of new compliance measures by Central. Current rules regulate the conduct of Central and its natural gas marketing affiliates.

      Kansas Ad Valorem Tax Reimbursement

      In 1997, FERC issued an order in Docket No. RP97-369 requiring pipelines to collect from producers, and refund to their former jurisdictional sales customers, the Kansas Ad Valorem Tax Reimbursement for the period of October 4, 1983 through June 28, 1988, plus interest accrued thereon. Since that date, Central has participated in a number of proceedings regarding settlements with various parties, and has received from producers and flowed through to its jurisdictional customers such reimbursements as cases have been settled. In October 2002, the latest settlements were reached in all states except Missouri. Identified reimbursements to customers were made in November 2002.

      At November 15, 2002, legal proceedings were still outstanding for refund obligations in the state of Missouri. By Order issued January 2, 2003, the FERC set the remaining working interest owner obligations for hearing on August 19, 2003.

      Included in Receivables and in Current Liabilities is $42.4 million related to these outstanding Missouri proceedings. Central also had a reserve at November 15, 2002 for interest and other costs related to the ultimate settlement of all proceedings related to these matters. Also included in Current Liabilities is $4.1 million related to the Kansas settlement pending authorization of payment from the Kansas Corporation Commission.

      Environmental Matters

      Central has identified polycholorinated biphenyl (PCB) contamination in air compressor systems, soils and related properties at certain compressor station sites and has been involved in negotiations with the U.S. Environmental Protection Agency (EPA) and state agencies to develop screening, sampling and cleanup programs. In addition, negotiations with certain environmental agencies concerning investigative and remedial actions relative to potential mercury contamination at certain gas metering sites have commenced. At November 15, 2002 and December 31, 2001, Central had accrued a liability of approximately $7.5 million and $9.0 million, respectively, representing the current estimate of future environmental cleanup costs to be incurred over approximately the next six to seven years.

      Central is also subject to the federal Clean Air Act (CAA) and the CAA Amendments of 1990 (Amendments) which added significant provisions to the existing federal CAA. The Amendments require the EPA to promulgate new regulations pertaining to mobile sources, air toxics, areas of ozone non-attainment, and acid rain. Regulations pertaining to Hazardous Air Pollutants (HAPs) and the Maximum Available Control Technology (MACT) may potentially impact Central's operations. Central cannot with any certainty at this time predict the costs resulting from the installation of these controls. The effective compliance date for the HAPs and MACT regulations and installation of associated controls is anticipated to be during 2005; however, an extension of this date may result due to the delay associated with promulgating these rules.

      Central considers environmental assessment, remediation costs, and costs associated with compliance with environmental standards to be recoverable through rates, as they are prudent costs incurred in the ordinary course of business. The actual costs incurred will depend on the actual amount and extent of contamination discovered, the final cleanup standards mandated by the EPA or other governmental authorities, and other factors.

   Other Legal Issues

      United States ex rel, Grynberg v. Williams Natural Gas Company, et al.

      Jack Grynberg, an individual, has filed claims against approximately 300 energy companies in the United States District Court for the District of Colorado under the False Claims Act. Mr. Grynberg alleges that the defendants violated the False Claims Act in connection with the measurement and purchase of natural gas. The relief sought is an unspecified amount of royalties allegedly not paid to the federal government, treble damages, penalties, fees, and costs. On April 9, 1999, the U. S. Department of Justice declined to intervene in the Grynberg cases. On October 21, 1999, the Panel on Multi-District Litigation transferred all of the Grynberg cases to the United States District Court for the District of Wyoming. The Coordinating Defendants, including Central, are preparing an Original Source motion which will argue that Grynberg does not meet the requirements for qui tam plaintiffs because he is not the original source of the allegations. On October 9, 2002, the Court granted the United States' motion to dismiss Grynberg's royalty valuation claims. Grynberg appealed this dismissal to the 10th Circuit Court of Appeals. Grynberg's measurement claims are not affected by the dismissal or the 10th Circuit Court appeal.

      Will Price and Stixon Petroleum v. Williams, et al.

      This potential class action case involves plaintiffs' claims that the pipeline/gathering industry conspired to mismeasure and understate the Btu content of natural gas. On August 19, 2002, the court denied the Coordinating Defendants', including Central's, motion to dismiss on non-jurisdictional grounds. The defendants' motion to dismiss for lack of personal jurisdiction remains pending. On September 17, 2002, plaintiffs filed their motion for class certification. Defendants have opposed class certification and submitted extensive briefings. Oral argument on the motion for class certification was held on January 13, 2003. The judge has issued his decision denying class certification. Plaintiffs will now have to decide whether to amend their complaint to ''redraw'' the class, but most counsel involved in the case agree this is a serious setback for the plaintiffs.

      Summary of Commitments and Contingencies

      Central is subject to claims and legal actions in the normal course of business in addition to those disclosed above. While no assurances may be given, Central does not believe that the ultimate resolution of these matters taken as a whole, based on advice from counsel and after consideration of amounts accrued, insurance coverage, potential recovery from customers or other indemnification arrangements, will have a materially adverse effect on Central's future financial position, results of operations or cash flow requirements.

   Other Commitments

      Commitments for Construction

      Central had commitments for construction and acquisition of property, plant and equipment of approximately $20.4 million at November 15, 2002.

6. Income Taxes

      Following is a summary of the provision for income taxes for the period ended November 15, 2002 and the years ended December 31, 2001 and 2000 (expressed in thousands):

	For the Period January 1 through November 15, 2002	For the Years Ended December 31, 2001 2000
Current provision:
Federal	$7,278	$4,360	$3,707
State	1,358	816	692

	8,636	5,176	4,399
Deferred provision:
Federal	(1,390)	6,997	6,356
State	6,137	1,588	1,455

	4,747	8,585	7,811

Income tax provision	$13,383	$13,761	$12,210

      Reconciliations from the income tax provision at the statutory rate to Central's income tax provision are as follows (expressed in thousands):

	For the Period January 1 through November 15, 2002	For the Years Ended December 31, 2001 2000
Provision at statutory rate	$8,427	$12,106	$10,769
Increases in taxes resulting from:
State income taxes	4,865	1,562	1,396
Other, net	91	93	45

Income tax provision	$13,383	$13,761	$12,210

      State income taxes are higher than normal for the period January 1 through November 15, 2002 due to a prior period adjustment of $3.9 million made by Williams in 2002.

      As discussed in Note 3, all deferred taxes were eliminated at November 15, 2002. Significant components of deferred tax assets and liabilities as of December 31, 2001 are as follows (expressed in thousands):

December 31, 2001
Deferred tax assets:
Regulatory liabilities	$6,601
Producer settlement costs	3,668
Other	7,598

Total deferred tax assets	17,867

Deferred tax liabilities:
Property, plant and equipment	126,048
Regulatory assets	8,220
Other	4,165

Total deferred tax liabilities	138,433

Net deferred tax assets (liabilities)	$(120,566)

7. Financing

      At November 15, 2002 and December 31, 2001, long-term debt issues were outstanding as follows (expressed in thousands):

	For the Period January 1 through November 15, 2002	December 31, 2001
7 3/8% Notes due 2006	$175,000	$175,000
Unamortized debt discount, net	(346)	(408)

Total long-term debt	$174,654	$174,592

      Central's notes have restrictive covenants, which provide that neither Central nor any subsidiary may create, assume or suffer to exist any lien upon any property to secure any indebtedness unless the notes shall be equally and ratably secured.

8. Employee Benefit Plans

      Pursuant to the terms of the acquisition, Williams assumed responsibility for certain benefits for certain employees and conversely Central assumed liabilities for certain benefits for certain employees who had been previously employed by Williams. Information reported in the following tables was furnished to Central by Williams' actuary based on the terms of the purchase and sales agreement. Central has retained a new actuary. Accordingly, adjustments to amounts presented may be made after giving effect to the disposition from Williams.

   Union Retirement Plan

      Central maintains a separate non-contributory defined benefits pension plan (union plan), which covers union employees. The union plan covers 44% of the approximately 455 total employees of Central. The union contract was to expire in July 2003, but was extended by mutual agreement between Central and the union until July 2004.

      The following table is presented for informational purposes. It depicts the annual changes in benefit obligations and plan assets for pension benefits for the union plan for the years indicated as provided by Williams' actuary. It also presents a reconciliation of the funded status of these benefits to the amount recognized in the Balance Sheets, at November 15, 2002 and December 31, 2001 (expressed in thousands):

	For the Period January 1 through November 15, 2002	December 31, 2001
Change in benefit obligation:
Benefit obligation at beginning of year	$24,130	$25,773
Service cost	730	826
Interest cost	1,548	1,757
Actuarial gain	(4,579)	(1,775)
Benefits paid	(1,368)	(2,451)

Benefit obligation at end of period	20,461	24,130

Change in plan assets:
Fair value of plan assets at beginning of year	15,289	18,398
Actual return on plan assets	(2,012)	(1,471)
Employer contributions	298	813
Benefits paid	(1,368)	(2,451)

Fair value of plan assets at end of period	12,207	15,289

Funded status	(8,254)	(8,841)
Unrecognized transition obligation	2	453
Unrecognized net actuarial loss (gain)	3,034	(337)
Unrecognized prior service credit	(1,537)	3,486

Accrued benefit cost	$(6,755)	$(5,239)

      Central's net periodic pension expense attributable to the union plan consists of the following (expressed in thousands):

	For the Period January 1 through November 15, 2002	For the Years Ended December 31, 2001 2000
Components of net periodic pension expense:
Service cost	$730	$826	$782
Interest cost	1,548	1,757	1,860
Expected return on plan assets	(1,205)	(1,895)	(1,809)
Amortization of transition obligation	394	450	450
Amortization of prior service cost	396	452	452
Recognized net actuarial gain	—	(225)	(166)
Regulatory asset amortization	(1,099)	(518)	(786)

Net periodic pension expense	$764	$847	$783

      The following are the weighted-average assumptions utilized for the periods indicated:

	2002	2001	2000
Discount rate	7.00%	7.50%	7.50%
Expected return on plan assets	8.50%	10.00%	10.00%
Rate of compensation increase	5.00%	5.00%	5.00%

   Non-Union Employee Retirement Plan

      Pursuant to the terms of the acquisition, Williams assumed responsibility for pension costs for all Central's non-union employees through the acquisition date. Effective November 16, 2002, non-union employees will be covered under a new retirement plan which is in the process of being designed and implemented.

   Postretirement Benefits Other than Pensions

      Central's Welfare Benefits Plan (Plan) provides medical and life insurance benefits to certain employees who retire under Central's retirement plans. The Plan is contributory for medical and contributory for some retired employees for life insurance benefits in excess of specified limits.

      Eligible employees under the Plan are those hired prior to various qualifying dates, the latest of which is December 31, 1995, and who qualify for retirement benefits.

      For qualifying union employees, Central funds these benefits through a trust agreement under the Voluntary Employees' Beneficiary Association for Collectively Bargained Employees (VEBA). Funding is made on a monthly basis in accordance with the requirements under Central's latest rate settlement with the FERC.

      The following table sets forth Central's Welfare Benefits Plan funded status at the end of the periods indicated, reconciled with the accrued postretirement benefit cost included in the accompanying Balance Sheets (expressed in thousands):

	For the Period January 1 through November 15, 2002	December 31, 2001
Accumulated postretirement benefit obligation
Retirees	$14,926	$30,191
Actives Eligible to Retire	2,784	6,415
Actives Not Eligible to Retire	9,303	10,775

	27,013	47,381
Market Value of Assets	20,142	32,505

Funded Status	(6,871)	(14,876)
Unrecognized transition obligation	6,417	15,114
Unrecognized loss	1,823	4,910

Prepaid benefit cost	$1,369	$5,148

      The following table sets forth the components of net periodic postretirement benefit costs for each of the periods indicated (expressed in thousands):

	For the Period January 1 through November 15, 2002	For the Years Ended December 31, 2001 2000
Components of net periodic pension expense:
Service cost	$397	$510	$657
Interest cost	3,027	3,286	3,874
Expected return on plan assets	(2,471)	(3,092)	(2,632)
Amortization of transition obligation	1,202	1,374	1,374
Amortization of gain	—	(313)	(152)
Regulatory recovery of costs	1,697	2,637	1,281

Net periodic other postretirement benefits expense	$3,852	$4,402	$4,402

      The following table summarizes the various assumptions used to determine the projected benefit obligation for each period indicated:

	2002	2001	2000
Discount rate	7.00%	7.50%	7.50%
Expected return on plan assets	8.50%	10.00%	10.00%
Rate of compensation increase	5.00%	5.00%	5.00%

      Pursuant to the terms of the acquisition, Williams assumed responsibility for postretirement medical benefits for all non-union employees age 55 and older at the date of acquisition.

      All non-union employees not eligible for retirement at the date of acquisition remain the responsibility of Central and are covered by the same plan as the Union employees. Central is in the process of establishing a funding mechanism to also fund these costs on a monthly basis, as required by the FERC.

      Central currently collects $4.6 million annually through its rates for the cost of providing postretirement medical benefits as described above, including $0.2 million of amortization of ''window period'' costs. The regulatory asset balance for Central's window period costs was $1.7 million at November 15, 2002 and should be recovered through rates in approximately 10 years. Central recognizes its annual expense concurrent with the receipt of revenues. The difference between FERC's allowed annual revenues for these costs and Central's annual expense pursuant to SFAS No. 106 is recorded as an increase or decrease in its liability for postretirement medical benefits with an offset to the regulatory asset, as required under Central's effective rate settlement.

   Other

      Central contributes to a defined contribution plan covering substantially all employees. Central's costs related to this plan were $1.3 million for the period ended November 15, 2002, $1.4 million in 2001, and $1.4 million in 2000.

9. Financial Instruments

      The following methods and assumptions were used by Central in estimating its fair-value disclosures for financial instruments:

      Cash and Cash Equivalents: The carrying amount is a reasonable estimate of fair value due to the short maturity of these instruments.

      Advances to Affiliates: The carrying amount is a reasonable estimate of fair value due to the short maturity of these instruments and are represented by demand notes which earn a variable rate of interest that is adjusted regularly to reflect current market conditions.

      Notes Payable: The carrying amount is a reasonable estimate of fair value due to the short maturity of instruments.

      Long-Term Debt: The estimated fair value of Central's debt is based on quoted market prices at November 15, 2002 and December 31, 2001.

      The carrying amount and estimated fair values of Central's financial instruments as of the dates indicated are as follows (expressed in thousands):

	Carrying Amount		Fair Value
	November 15, 2002	December 31, 2001	November 15, 2002	December 31, 2001
Financial Assets:
Cash and cash equivalents	$9,800	$26	$9,800	$26
Advances to affiliates	—	35,604	—	35,604
Financial Liabilities:
Notes payable	—	—	3,995	—
Long-term debt	174,654	174,592	165,921	182,861

   Concentrations of Credit Risk

      Central's trade receivables are primarily due from local distribution companies and other pipeline companies predominantly located in the Central United States. Central's credit risk exposure in the event of nonperformance by the other parties is limited to the face value of the receivables. As a general policy, collateral is not required for receivables, but customers' financial condition and credit worthiness are evaluated regularly.

10. Major Customers

      Central's two major customers for 2002, 2001 and 2000 were Missouri Gas Energy, a Division of Southern Union Company, and Kansas Gas Service Company, a Division of ONEOK. Revenues received from Missouri Gas Energy were $41.1 million, $47.5 million and $51.3 million for the period from January 1 through November 15, 2002 and the years ended December 31, 2001 and

2000, respectively. Revenues from Kansas Gas Service Company were $35.5 million, $44.1 million and $44.7 million for the period ended November 15, 2002 and the years ended December 31, 2001 and 2000, respectively.

11. Stock-Based Compensation

      Prior to Central's acquisition by Southern Star, Central participated in Williams' stock based awards program. Williams plans provided for common stock-based awards to its employees and employees of its subsidiaries. The plans permit the granting of various types of awards including, but not limited to, stock options, stock appreciation rights, restricted stock and deferred stock. Awards may have been granted for no consideration other than prior and future services or based on certain financial performance targets having been achieved. The purchase price per share for stock options may not have been less than the market price of the underlying stock on the date of grant. Stock options generally became exercisable after three or five years, subject to accelerated vesting if certain future stock prices or if specific financial performance targets were achieved. Williams' stock options normally expire ten years after grant; all options granted to Central's employees expired six months after the date of acquisition.

      A summary of stock options granted to employees of Central under the plans is shown in the following table (options in thousands):

	2002		2001		2000
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding—beginning of year	608	$28.18	591	$28.04	806	$23.94
Granted	111	15.86	87	37.97	91	46.05
Exercised	(1)	15.19	(34)	14.99	(41)	17.98
Forfeited/expired	(164)	23.41	(9)	36.19	(4)	46.06
Adjustment Allocation % for Gas Pipes	(76)	24.16	—	—	—	—
Adjustment for WCG spin-off(1)	—	—	51	—	—	—
Employee transfers, in	303	28.13	10	24.07	15	24.27
Employee transfers, out	(60)	24.28	(88)	24.46	(276)	23.06

Outstanding—end of year	721	$28.11	608	$28.18	591	$28.04

Exercisable at year end	719	$28.12	484	$26.48	556	$27.43

(1)	Effective with the spin-off of Williams Communications Group (WCG) on April 23, 2001, by Williams, the number of unexercised Williams stock options and the exercise prices were adjusted to preserve the intrinsic value of the stock options that existed prior to the spin-off.

      The following summary provides information about stock options granted to employees of Central that are outstanding and exercisable at November 15, 2002 (options in thousands):

	Stock Options Outstanding			Stock Options Exercisable
Range of Exercise Prices	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (yrs)	Options	Weighted Average Exercise Price
$9.18 to $42.29	721	$28.11	1.09	719	$28.12

      The estimated fair value at date of grant of stock options granted to employees of Central in 2002, 2001 and 2000, using the Black-Scholes option pricing model, is as follows:

	2002	2001	2000
Weighted-average grant date fair value of options for Williams common stock granted during the year	$2.77	$10.93	$15.44

Assumptions:
Dividend yield	1.0%	1.9%	1.5%
Volatility	56.0%	35.0%	31.0%
Risk-free interest rate	3.6%	4.8%	6.5%
Expected life (years)	5.0	5.0	5.0

12. Leases

      The Company leases certain manufacturing, office facilities and equipment under various operating lease agreements. The future minimum rental commitments for noncancelable operating leases are as follows (expressed in millions):

Years Ending December 31,	Operating Leases
2003	$2.1
2004	2.5
2005	1.0
2006	0.1
2007	—

Total	$5.7

      Total rental expense relating to operating leases was $1.7 million, $1.8 million, and $1.2 million for the years ended December 31, 2002, 2001 and 2000, respectively.

13. Related Party Transactions

      As a subsidiary of Williams, Central engaged in transactions with Williams and its affiliates characteristic of group operations, including shared management services and shared information systems. Included in the accompanying Balance Sheet at December 31, 2001 was $21.8 million of payables related to affiliated transactions, the majority of which related to allocated costs for the development of shared information systems.

      Central also participated in Williams' cash management program, pursuant to which funds were advanced to Williams on a daily basis and repaid to Central as needed to fund operations. The advances were represented by demand notes payable to Central and were recorded as advances to affiliates in the accompanying Balance Sheets. Interest accrued on the advances was based on LIBOR plus an applicable margin. On November 15, 2002, Central's advance balance, net of intercompany receivables and payables, of $30.5 million was dividended to Williams as a term of the Acquisition by Southern Star.

14. Supplemental Disclosure of Cash Flow Information

	For the Period January 1 through November 15, 2002	For the Years Ended December 31, 2001 2000
Cash paid during the year for (expressed in thousands):
Interest (net of amount capitalized)	$12,594	$12,742	$12,868
Income taxes, net	3,110	3,739	5,769

15. Subsequent Events

      In May 2003, final settlement was reached with Williams of working capital balances at the date of acquisition. Following is a summary of the impact of these final settlement entries (expressed in thousands):

Debit/(Credit)
Cash	$(3,140)
Accrued payroll and employee benefits	301
Paid-in capital	2,839

      These adjustments relate to the final settlement of outstanding intercompany amounts, employee compensation amounts and a miscellaneous payroll adjustment for pre-acquisition activity.

PROSPECTUS

OFFER TO EXCHANGE

$180,000,000 principal amount of 8 1/2% Senior Secured Notes due 2010, which have been registered under the Securities Act,
for any and all of the outstanding 8 1/2% Senior Secured Notes due 2010

      Until February 10, 2004, all dealers that, buy, sell or trade the exchange notes, whether or not participating in the exchange offer, may be required to deliver a prospectus. This requirement is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments and subscriptions.